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05007639

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bombardier

*CURRENT ADDRESS

PROCESSED

MAY 06 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3123 FISCAL YEAR 1-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

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DAT : 2/5/05

TODAY. FOR TOMORROW.

Annual report
Year ended
January 31, 2005

BOMBARDIER

TODAY

To ensure the long-term success of the Corporation, we must be true to the values that have inspired Bombardier throughout its extraordinary history. Encouraging an entrepreneurial spirit. Using our unique market knowledge and foresight to anticipate customer needs. Fostering a climate of innovation that leads to the creation of superior products that outperform the competition. And uniting the talents of our entire company behind a single, coherent and unifying vision. We have made important changes at Bombardier over recent months. We created the Office of the President, which includes the CEO and the presidents of our two major business segments, Bombardier Aerospace and Bombardier Transportation. The group presidents are directly accountable to the Board and are responsible for the achievement of their group's full profit potential.


D
B 3
A 2

Office of the President
André Navarri, President
Bombardier Transportation
Executive Vice President
Bombardier Inc.
Laurent Beaudoin, FCA
Chairman of the Board and
Chief Executive Officer
Bombardier Inc.
Pierre Beaudoin, President
and Chief Operating Officer
Bombardier Aerospace
Executive Vice President
Bombardier Inc.

TOMORROW

These changes will foster a tight link between strategic development and operational implementation. All with the ultimate goal of spurring company growth and increasing shareholder value. This is our bottom line.

TODAY. FOR TOMORROW.

As the theme of this annual report implies, what we do today largely determines what we will be tomorrow. During fiscal 2005, we continued to make good progress with our restructuring and cost-reduction initiatives, while addressing longer-term strategic considerations and reinforcing the commitment to innovation that has been the hallmark of Bombardier.

Despite a challenging economic and market environment, we succeeded in extending Bombardier's global leadership in both its core businesses—planes and trains—by leveraging our traditional strengths: product portfolios second to none; world-class employees including engineering teams, recognized throughout the aerospace and rail transportation industries for their collective expertise and commitment to quality. Together, these strengths add up to a significant, enduring competitive advantage.

Overall financial results for the latest year were in line with expectations. The loss from continuing operations for fiscal 2005 was $85 million, compared to a loss of $166 million in fiscal 2004. Free cash flow was positive at $388 million, reflecting a $1.1-billion year-over-year increase in cash flow generation from our manufacturing activities. Consolidated revenues increased to $15.8 billion from $15.5 billion on the strength of a 9% increase recorded in the transportation sector, and the Corporation ended the fiscal year in a strong cash position, with cash and cash equivalents of $2.4 billion as of January 31, 2005.

Office of the President

In December 2004, the Board of Directors announced the creation of the Office of the President. This organizational change was designed to help ensure that Bombardier's focus is closely aligned with the best interests of shareholders, and to provide for continuity of leadership while the Corporation's long-term strategy for value creation is implemented. The Office regroups strategic and executive management responsibilities around the CEO and the presidents of our two main groups.

Supported by a strong management team, I assumed the added responsibilities of Chief Executive Officer following the departure of former President and CEO Paul M. Tellier. In the dual role of Chairman and CEO, my primary responsibilities include the effective functioning of the Board, development of the Corporation's long-term strategic direction and leadership of the Office of the President. The group presidents, who also have become members of the Board, will continue to focus primarily on the day-to-day leadership of their respective businesses. They are directly accountable to the Board for the results of these businesses and for the implementation of strategy.

In addition, Bombardier streamlined its corporate office team to put special emphasis on strategy, governance and control. Responsibility for certain functions that could be managed more effectively at the operational level was delegated to the business groups.

Corporate governance

A primary consideration behind the establishment of the Office of the President was to ensure that Bombardier's focus is well aligned with long-term value creation for all shareholders. This reflects our ongoing commitment to the highest standards of corporate governance.

In that regard, it should be noted that Bombardier's Board of Directors continues to have a majority of independent, non-related directors. On February 14, 2005, two new non-related Board members were appointed. Also, all Board committees continue to be comprised entirely of non-related directors. James E. Perrella, whose responsibility is to ensure that the Board functions independently of management, continues to serve as Lead Director.

Aerospace

At Bombardier Aerospace, our ongoing investment in new aircraft platforms has begun to show results, as evidenced by strong sales of the new *Bombardier Learjet 40*, *Bombardier Challenger 300* and *Bombardier Global 5000* business aircraft. These products are entering the market at the perfect time, enabling Bombardier to capitalize on a sharp rebound in demand for business aircraft. Deliveries of Bombardier-built business jets were up 44% year over year—a rate that outstripped the competition.

During the course of the year, the Aerospace group completed a consolidation of its business aircraft manufacturing operations at integrated manufacturing centres in Wichita and Montréal. A focus on improved spare parts availability and logistics for both business and regional aircraft customers is beginning to pay off in terms of significantly enhanced performance and improved customer satisfaction.

In the regional aircraft segment, deliveries of our larger regional jets *Bombardier CRJ700* and *CRJ900* also increased, reflecting customers' desire to benefit from the superior operating economics of the *CRJ* family. Total deliveries of *CRJ* Series aircraft—the most successful regional aircraft program in history—reached 1,224 as of January 31, 2005. We also recorded a significant increase in deliveries of our *Bombardier Q400* aircraft, the new-generation, 70-passenger turboprop, whose cost-effectiveness and strong passenger appeal have been demonstrated by significant new and follow-on orders from operators worldwide.

In October 2004, we acted to better align the production rates of our *CRJ* aircraft with current demand and near-term market forecasts. This realignment will result in an additional workforce reduction, by July 2005, of approximately 2,000 employees at facilities in the Montréal area and in Belfast.

While proactively managing short-term challenges within the context of an airline industry in difficulty, we continued to plan and make decisions for the long term to maintain our leadership position, reinforce our reputation as an outstanding innovator and thereby ensure our future success. As I indicated in my message to shareholders last year, it was time to begin rekindling the spirit and vision that helped make this organization great.

CSeries

On March 15, 2005, subsequent to the fiscal year end, the Board of Directors granted Bombardier Aerospace the authority to offer (ATO) a state-of-the-art commercial aircraft family designed to establish a new benchmark for efficiency and comfort in the 100- to 150-seat market.

The new *CSeries* program is just the latest example of the Corporation's dedication to innovation and its ability to identify —and successfully address— market opportunities that hold the promise of profitable growth and added shareholder value. At Bombardier, we understand that innovation cannot be a part-time consideration. Indeed, it is an integral part of our corporate DNA.

Transportation

At Bombardier Transportation, a major reorganization of the European manufacturing footprint is proceeding as scheduled. The restructuring program— designed to eliminate overcapacity—will result in net reductions of 7,600 positions, approximately 21% of the group's global workforce, by April 2006.

An industrial site-improvement program focused on lean-manufacturing techniques—successfully piloted at five key facilities— has been expanded to encompass 35 sites throughout the organization. The Transportation group also has been aggressively implementing a multi-faceted performance improvement agenda to further reduce costs and risks, and enhance the quality of the order backlog.

As well, a decision was made to focus Bombardier Transportation's rolling stock manufacturing activities—with the exception of locomotives— on core passenger rail and transit markets. Also, the Corporation announced the sale of its interest in a freight car manufacturing joint venture in Mexico.

Despite lower than anticipated demand for rolling stock in key European markets, Bombardier Transportation maintained its market leadership by leveraging its superior customer base and product portfolio, with a particular emphasis on key emerging markets. Its success in that regard was reflected in significant contract wins that included high-speed trains for China, a major turnkey transit system in Korea and metro car orders from Romania and China.

Bombardier Capital

Bombardier Capital remains on track in terms of performance and the winding down of certain portfolios. It is now tightly focused on two areas, inventory financing and interim financing for commercial aircraft, operating within clearly defined limits and with an ongoing emphasis on profitability.

Acknowledgments

Special thanks are due Paul M. Tellier for his contribution to Bombardier. Paul deserves credit for introducing ongoing restructuring and cost-reduction programs during his tenure as the Corporation's President and CEO. He was hired as an agent of change and he delivered.

I would also like to take this opportunity to thank fellow members of the Board for their wise counsel and support, and to formally welcome new Board members Pierre Beaudoin, Michael J. Durham, André Navarri and Heinrich Weiss. Mr. Durham and Dr. Weiss, whose appointments were announced on February 14, 2005, bring to the Board extensive experience and competencies related to our two main businesses. Dr. Weiss is Chairman and Chief Executive Officer of SMS GmbH, a German-based group active in plant construction and mechanical engineering. He is also a member of the supervisory boards of Commerzbank AG, Deutsche Bahn AG, HOCHTIEF AG, Thyssen-Bornemisza Group and Voith AG. Mr. Durham has a strong financial background and long experience in the aerospace sector, having spent 20 years as a senior executive with AMR Corporation, where he served as CFO of American Airlines and as President and CEO of Sabre Inc.

I also wish to acknowledge the contributions of Michael H. McCain and Jalynn H. Bennett, who left the Board during the course of the year.

Finally, on behalf of the entire Board, I would like to express our appreciation to employees for their hard work and commitment in challenging times. Bombardier's people are arguably our greatest asset and remain the key to our success.

Priorities for fiscal 2006

Our overriding priority is to return the Corporation to profitability on a sustainable basis. Continued successful execution of the restructuring at Bombardier Transportation is key to the achievement of this objective. We stand to benefit as well from the diversified product portfolio of Bombardier Aerospace, with robust demand for our stellar lineup of business aircraft helping offset the lingering uncertainty impacting scheduled air carriers. In the weeks and months ahead, we also will be seeking firm commitments from potential customers, suppliers and partners for our proposed new *CSeries* family of aircraft. While there appears to be a high level of interest, shareholders may rest assured that a green light for the formal launch of this program will only be given if and when all elements required to support a strong business case are in place.



Laurent Beaudoin, FCA
Chairman of the Board and
Chief Executive Officer

WHAT WE DO TODAY

DETERMINES
WHAT WE WILL BE
TOMORROW.

THE CONSUMMATE BUSINESS JET

More than 10 years ago, implementing a risk-sharing approach previously unheard of in corporate aviation, Bombardier created and built the Global Express. Designed and engineered from the ground up, the Global Express is recognized as the foremost ultra long-range business jet, providing precious time savings to corporate and world leaders in the most comfortable and productive environment. The aircraft flies faster and farther than any other business aircraft, and accesses the most challenging airfields.

COMBINING ECONOMICS AND COMFORT

In March 1989, Bombardier launched the 50-seat CRJ (as the Canadair Regional Jet), the very first regional jet. The delivery of the first aircraft to Lufthansa CityLine in 1992 marked the beginning of an era and Bombardier's leadership in the regional aircraft market. Designed to provide superior efficiencies to small operators and major airlines alike, the CRJ aircraft has firmly established itself as the world's quietest, most environmentally friendly commercial jet aircraft.

TURBOPROFITS

In the nineties, seeking to diversify its product portfolio, Bombardier purchased de Havilland, the Canadian manufacturer of Dash 8 turboprops that provided the ruggedness and performance required in the high-frequency, short-haul regional airline environment. Bombardier then introduced the pioneering NVS (Noise and Vibration Suppression) system, which eliminates vibrations and noise at the source, making Bombardier's turboprop cabins as quiet as those in many jets. Building on the overwhelming market approval of the new system, Bombardier renamed its family of turboprops the Q-Series—"Q" for Quiet.

Bombardier offers the most comprehensive line of business jets. Its Global family of business aircraft combines performance, design and technical innovations from the forefront of aviation. Its newest member, the Global Express XRS aircraft, takes the exceptional performance of the revolutionary Global Express even further, offering greater levels of cabin comfort and technology. The aircraft's long-range, high altitude capability, large cabin and design features also make it ideal for special missions.



Bombardier revolutionized regional air transportation. The CRJ twin-engine jet is the best-selling regional aircraft in history and the sixth most successful commercial jetliner of all time. As of January 31, 2005, more than 1,200 CRJ aircraft had been delivered worldwide. The CRJ700 aircraft, a 70-seat derivative of the CRJ200, was officially launched in January 1997 to meet the demand for larger aircraft with superior operating economics on regional airline jet routes.



The newest member of Bombardier's turboprop family, the Q400, is an extraordinary regional airliner, offering exceptional economics with jet speed and comfort in the 70- to 80-seat market. Designed to meet the requirements of regional airlines with more seats, superior economics and greater speed in the high-density regional arena, the Q400 is also replacing or supplementing jets on many regional and mainline routes.



RELIABILITY IN MOTION

Looking to ensure future growth, Bombardier diversified its manufacturing activities in the early 1970s to include production of rail rolling stock. After an initial contract to build cars for the Montréal Metro, Bombardier vigorously pursued further penetration of the North American market, ultimately obtaining a major order for rapid transit cars from New York City. The New York order was a decisive break-through for Bombardier, and its first significant rail contract in the U.S. market.

ELEGANCE AND ADAPTABILITY

Established as a leader in the North American rail transit equipment market, Bombardier moved to increase its presence on other continents. Europe was a particular target, representing the largest passenger rail transportation market in the world. The acquisition of the German company Waggonfabrik Talbot in 1995 enabled Bombardier to gain a foothold in a new European country and provided access to new technologies like the Talent multiple units.

HEART OF THE URBAN COMMUNITY

Wishing to penetrate rail markets beyond North America and Europe, Bombardier developed a strategy for expanding its Asian presence in 1998. That led to the founding of Bombardier's first joint venture in China, Bombardier Sifang Power (Qingdao) Transportation Ltd. In 1999, the joint venture won a major contract to supply 300 high-grade intercity passenger railcars for the Ministry of Railways of China. The contract was a groundbreaking achievement in a market with high-growth potential.

Bombardier is the leading supplier of passenger rail equipment and related services in North America. In New York, Bombardier products are now found in the subway system, on the commuter railroads, at the region's international airports, and on the high-speed intercity rail service. A total of 978 new M-7 electric multiple units (EMUs) are being delivered to New York's MTA commuter railroads, the largest commuter rail network in North America. Highly reliable in service, the M-7 units feature some of the most advanced EMU technology operating on that continent.


MTA
Long Island
Rail Road

Bombardier is the global leader in rail equipment manufacturing and related services. The new Talent multiple units are among the most successful regional trains in the world. More than 380 Talent trains are in operation or on order with transit system authorities in Germany, Norway, Austria and Canada. They represent a new generation of articulated trains that have become the European standard for regional rail transportation. The next generation of Talent trains are now being developed.


ÖBB

Bombardier is well established in China, where it participates in three joint ventures. This includes Changchun Bombardier Railway Vehicles Co., Ltd., which won metro-car contracts for the cities of Guangzhou, Shanghai and Shenzhen. The MOVIA 456 cars for these contracts are manufactured locally and fully satisfy the performance, speed, efficiency and cost-effectiveness requirements that apply in densely populated cities. When the contracts are completed, more than 1,000 metro cars will have been delivered to China. In Europe, MOVIA cars operate in Bucharest, Romania, and will be part of the London Underground in the future.



BOMBARDIER EMPLOYEES, A CORE STRENGTH.

The reputation for excellence and innovation that Bombardier enjoys around the world rests on the expertise and dedication of its employees, who have always been the true builders of the Corporation's success. This success is the result of their great professionalism, team spirit and entrepreneurship, combined with a desire to fulfill their potential. With enthusiasm and a passion for success, they embrace the values and behaviours that make Bombardier what it is, regardless of the job they do or the country where they work. These values of excellence and the upholding of commitments and pride build bridges across cultures, languages and professions and make innovation and the exceptional nature of Bombardier's products possible, putting the Corporation at the forefront in all its spheres of activity.

François M. Nzinga
Bombardier Transportation
Hennigsdorf, Germany



François St-Martin
Bombardier Aerospace
Saint-Laurent, Québec
Canada



Jennifer Sharp
Bombardier Capital
Jacksonville, Florida
United States



BOMBARDIER AEROSPACE

Bombardier Aerospace is a world leader in the design and manufacture of innovative aviation products and services for the business, regional and amphibious aircraft markets. Its outstanding product portfolio includes the industry's most comprehensive lineup of business aircraft—the *Bombardier Learjet*, *Bombardier Challenger* and *Bombardier Global* families—ranging from light jets to ultra long-range aircraft that link the world's major business centres non-stop. It is also the number one manufacturer of regional aircraft, offering carriers a complete family of twin-jet and turboprop airliners.

With the introduction of the regional jet in 1992, Bombardier Aerospace changed the way people fly. The spectacular success of the pioneering *CRJ* Series—the best-selling regional aircraft program in aviation history—helped power the group to its current position as the world's third largest manufacturer of commercial aircraft.

Now, Bombardier Aerospace is determined to make aviation history again. On March 15, 2005, the group was granted by the Bombardier Board the authority to offer (ATO) airlines an advanced, new-generation commercial aircraft family—the *CSeries*. The *CSeries* aircraft are designed to deliver operating costs approximately 15% lower than aircraft currently in production. The new family of aircraft will include two five-seat-abreast versions designed to carry either 110 or 130 passengers. Each variant can be configured for either short-haul or transcontinental operation.

The Aerospace group is proud of its unparalleled track record in innovation. Bombardier's approach to new product development is focused on providing products that clearly meet customers' needs.

Regional aircraft

Bombardier was first to market with the 50-passenger *CRJ* in 1992. The aircraft remains a vital tool for many airlines. Bombardier was again first to market with the *CRJ700* in 2001 and *CRJ900* in 2003. As expected, demand for 50-seat regional jets has declined. However, scope clauses in the U.S. airline industry are being relaxed, and demand continues to move towards larger regional aircraft, though at a slower pace than anticipated. The superior operating costs, operational flexibility and cabin comfort of the 70-seat *Bombardier CRJ700* Series 701, 75-seat *Bombardier CRJ700* Series 705 and 86-passenger *Bombardier CRJ900* aircraft have confirmed Bombardier's market leadership.

Despite continued financial uncertainty in the U.S. airline industry, regional jet operations remain profitable. This is reflected in continued growth in both the number of city pairs serviced by *CRJ* aircraft and the number of departures logged by these aircraft. The tough times being endured by the commercial airlines have further increased their focus on operating economics and led to heightened interest in aircraft such as Bombardier regional jets, which offer best-in-class economics plus the added benefits arising from fleet commonality.

In calendar year 2004, the *CRJ* regional jets accounted for close to two-thirds of all new orders for regional jets in the 40- to 90-seat range. Noteworthy firm orders included: 10 *CRJ200* aircraft for Northwest Airlines in the United States; 20 additional *CRJ200* aircraft for Air Nostrum in Spain; as well as 15 *CRJ200* and 15 *CRJ700* Series 705 aircraft for Air Canada.

Given the lingering financial difficulties facing some airline customers, it is crucial to manage Bombardier's regional aircraft production schedule and backlog in a proactive manner. During the course of the latest year, Bombardier Aerospace demonstrated its ability to work with customers by adjusting production rates and rescheduling deliveries to meet their needs.

In November 2004, the group took the prudent course of further realigning the production rates of its *CRJ* Series aircraft to better reflect current market realities and limit its exposure to the cancellation or deferral of orders. Production of the 50-passenger *CRJ200* regional jet was reduced to a rate of one aircraft every five days from a rate of one every four days, or 54 deliveries for fiscal 2006 instead of the 68 deliveries announced in October 2004. Approximately 2,000 employees will have been removed from the payroll of manufacturing facilities in Montréal and Belfast by the time the changes are fully implemented in July 2005. While such decisions are always difficult to make, the bottom-line imperative is to ensure the continued long-term success of the Aerospace group.

Elsewhere in the regional aircraft portfolio, the *Bombardier Q-Series* turboprop airliners continue to gain market momentum, with 74% of calendar 2004 turboprop orders awarded to Bombardier. Their unbeatable operating economics hold substantial appeal for passengers and carriers alike. The jet-like speed, cost-effectiveness and strong passenger appeal of the new-generation *Q400* have encouraged particular interest, as demonstrated by the new and follow-on orders placed by operators. U.K.-based FlyBE placed a firm order for 20 additional 70-seat *Q400* aircraft; Qantas Airways in Australia placed a firm order for seven *Q400* aircraft, with options for an additional 10; and Air New Zealand signed a contract to acquire 17 *Q300* 50-seat turboprops, with options on an additional 10 *Q300* and 13 *Q400* aircraft.

Business aircraft

In the business aircraft segment, Bombardier Aerospace delivered 128 units during the fiscal year ended January 31, 2005, up 44% from the same period last year, while recording an even greater increase in the number of new orders won. This strong performance not only reflects improved market conditions, but clearly demonstrates that Bombardier's modern, innovative business jet families have the Corporation well positioned to continue increasing its market share. Bombardier's newest business aircraft—the *Bombardier Global 5000*, *Learjet 40* and *Challenger 300*—accounted for 51 deliveries, representing approximately 40% of the total.

Several years ago, during a downturn in the entire corporate aviation industry, Bombardier was the first manufacturer to reduce production rates in acknowledgement of prevailing market uncertainty. However, with an eye to the future, it continued to invest in the development of new aircraft. Now, as the U.S. economy—and demand for business aircraft—continue to rebound, a leaner Bombardier has found itself ideally positioned to capitalize on the recovery.

Noteworthy business aircraft milestones during the last year included: U.S. Federal Aviation Administration approval and first deliveries of the *Bombardier Global 5000* high-speed intercontinental business jet; the January 2005 maiden flight of the ultra long-range *Global Express XRS* aircraft, which is on schedule to enter service in early 2006; delivery of the 250th *Learjet 45* aircraft; and the entry into service of the eight-passenger *Learjet 45 XR* aircraft.

Service and support

With strong product offerings in place in both the regional and business aircraft segments, a primary focus of Bombardier Aerospace over the past year has been a continuation of initiatives to enhance customer service and satisfaction. The group is on track with implementation of a plan announced in early 2004 to consolidate regional and business aircraft spare parts activities into a single logistics organization designed to substantially improve customer support performance while reducing costs.

New warehouses strategically located to support the group's 12-hour, order-to-delivery targets for North America and Europe are on schedule to open during the second quarter of 2005 in Chicago and the third quarter of 2005 in Frankfurt. A single SAP-based operating system will be in place with the openings of the new warehouses, which will be operated in partnership with the specialist firm Caterpillar Logistics Services.

The new Parts Logistics organization already has achieved a significant increase in customer satisfaction, as verified by customer surveys. For instance, parts availability (off-the-shelf fill rate) has been improved from 81% to 94% in business aircraft and from 70% to 83% in regional aircraft, exceeding first-year targets. Another critical performance measure is how quickly high-priority, aircraft-on-ground (AOG) components are delivered. Vital parts now are ready to ship in less than two hours on average, compared with more than six hours a year ago.

Flexjet/Skyjet

Bombardier Flexjet, the fractional business jet ownership program of the Aerospace group, recorded significant sales volume over the past year. *Challenger* aircraft deliveries increased during calendar 2004. Customer response to the new *Challenger 300* and *Learjet 40* aircraft entering the fleet has been extremely positive, providing *Flexjet* with a competitive advantage that helped drive sales gains.

In February 2005, Bombardier introduced *Skyjet International,* the first integrated global charter services program capable of providing travelers with unrestricted fixed-price access to more than 900 business jets worldwide. Together with a new Middle Eastern operation based in Dubai, United Arab Emirates, *Skyjet International* now offers a block-hours program valid across all regions through its Jet Membership Card in addition to ad hoc charter services. As well, stronger linkage has been established between *Skyjet International* and U.S.-based *Bombardier Skyjet,* which pioneered online charter reservations in 1997.

Outlook

With its strong product lineup, Bombardier Aerospace is well positioned to capitalize on the return to growth of the business aircraft segment as well as on the airline industry's shift towards larger regional jets.

Short term, the group will remain firmly focused on the execution of its restructuring and performance initiatives. Sustained success in the global aerospace business also requires adopting a long-term view. The Aerospace team is committed to finding new opportunities for innovation that will ensure Bombardier's continued industry leadership for tomorrow.

BOMBARDIER TRANSPORTATION

Bombardier Transportation is the acknowledged world leader in the rail equipment manufacturing and servicing industry. Serving a diversified customer base that spans the globe, Bombardier offers an unparalleled range of innovative passenger rail vehicles for urban and mainline operations, along with electric and diesel locomotives, bogies, propulsion and control systems, and signalling solutions. The group's high-calibre maintenance, modernization and refurbishing capabilities position it as a leading player in the increasingly important services segment as well.

The Transportation group returned to profitability during fiscal 2005. It also began implementation of a comprehensive turnaround plan, and leveraged superior product and services portfolios in both established and emerging markets. However, performance is not yet at targeted levels, and Bombardier Transportation is committed to a comprehensive, ongoing productivity and performance improvement program.

Restructuring program on track

A major component of these efforts is a restructuring plan, launched in March 2004 and further expanded, to better align the group's global manufacturing capacity with workload generated by the market. In accordance with the plan, three production sites were closed in fiscal year 2005—two in the United Kingdom and one in Portugal. Four others, located in Germany, Sweden, Switzerland and the United Kingdom, will close as scheduled in fiscal year 2006. In total, some 7,600 positions will be eliminated by April 2006. At the close of fiscal year 2005, 4,000 positions had already been removed. From a strategic perspective, Bombardier Transportation decided to focus on core passenger rail activities and moved to exit freight car manufacturing operations in Mexico and Germany.

Wide-ranging measures

Ongoing site-improvement and performance-enhancement initiatives are wide ranging. For instance, the group is committed to applying lean manufacturing practices across the organization, with the goal of attaining world-class manufacturing status at all sites within the next three years. Detailed audits of 40 major projects were conducted to identify best practices that will facilitate stricter bidding procedures, more stringent project management, additional risk reduction and enhanced quality in the order backlog. Procurement procedures are also being overhauled to strengthen the supply chain and significantly reduce outlays for services and materials, which account for approximately 65% of the cost base.

Innovative product families

With regard to product development, the emphasis at Bombardier Transportation is on innovative product families featuring common platforms, proven technologies, and increased standardization and modularization. The objective behind the product family approach is to deliver exceptional value in terms of initial price and total life cycle costs.

One of the most recent examples is the *Bombardier TRAXX* MS multi-system freight locomotive, the first of which was presented to Swiss Federal Railways ("SBB") in May 2004. In addition to the significant benefits customers derive from commonality, this newest member of the *TRAXX* locomotive family also is able to operate across bordering countries that have different rail infrastructures. For instance, the 18 *TRAXX* MS electric locomotives for SBB Cargo can operate on both the alternating-current network in Switzerland and the direct-current network in neighbouring Italy.

In early 2004, Bombardier delivered the first AGC (Autorail Grande Capacité) high-capacity regional trainset to the French National

Railways ("SNCF"). The versatile AGC family of multiple units can run on diesel fuel, electricity or a combination of the two, and will be used to renew regional express (TER) train fleets operating across France. SNCF, on behalf of the French regions, has placed firm orders for 379 AGC trains, the most recent for 100 trains in January 2005. Bombardier delivered the first AGC trainset to the customer just 26 months after Notice to Proceed, a significant milestone reflecting the focus on responsiveness and customer satisfaction.

The *Bombardier MOVIA* family of metro vehicles also provides a practical expression of the platform concept. The outstanding economics of the flat-pack *MOVIA* cars—designed for easy assembly in the local regions where they will operate—make them an ideal solution for emerging markets in eastern Europe and elsewhere. In January 2005, Bombardier Transportation received an order from Metrorex in Romania to supply 20 six-car *MOVIA* trainsets for the Bucharest Metro.

Bombardier FLEXITY light rail vehicles represent another innovative product family. *FLEXITY* vehicles made their North American debut in fiscal 2005 when the first light rail transit line serving Minneapolis/St. Paul, Minn., U.S.A., initiated revenue service. Noteworthy orders during the year included 26 bi-directional *FLEXITY* Outlook low-floor trams for Marseille, France, and another 30 for Valencia, Spain.

Bombardier double-decker coaches are also highly popular with European cities and regions that need to maximize passenger capacity on limited trackways. Germany is a good example where, in fiscal 2005, Bombardier delivered the 1,500th double-decker coach to Deutsche Bahn AG.

High-speed trains

Bombardier Transportation has contributed to more high-speed rail projects worldwide than any other manufacturer. The group's expertise in this area helped maintain its leadership position in the crucial western European marketplace during fiscal 2005—and to expand its presence in China. Thirty-two high-speed power heads were delivered on schedule to Spanish National Railways ("RENFE") for the AVE S 102 high-speed trains. With a tested speed of more than 360 km/h, these are the fastest serial powerheads in the world. As well, RENFE ordered 44 additional Bombardier power heads designed to reach maximum speeds of 250 km/h. Both Spanish contracts involved Bombardier Transportation and consortium partner Patentes Talgo. In China, the Bombardier Sifang Power (Qingdao) Transportation Ltd. ("BSP") joint venture received an order from the Ministry of Railways of China for the production and delivery of 20 eight-car high-speed trainsets.

The opportunity to transfer Bombardier's high-speed train knowledge and expertise to the mainline network in China is just one example of the transportation group's expanding footprint in the world's fastest-growing major economy. In addition to BSP, Bombardier participates in two other joint ventures in China: Bombardier-CPC Propulsion Systems Co., Ltd. and Changchun Bombardier Railway Vehicles Co., Ltd.

The ART leader

Bombardier Transportation also is the world leader in automated rapid transit systems, monorails and people movers for urban and airport applications. In July 2004, the city of Yong-In, South Korea, awarded the Yong-In LRT Consortium, of which Bombardier Transportation is the lead member, a 35-year, build-transfer-operate concession for a fully automated 18.5-km rapid transit system. The mostly elevated system will use Bombardier's driverless Advanced Rapid Transit (ART) technology, as well as *Bombardier CITYFLO* 650 automatic train-control technology. In New York City, the 13-km AirTrain JFK system at JFK International Airport successfully completed its first year of service. In Las Vegas, the Robert N. Broadbent Las Vegas Monorail was inaugurated as the first-ever fully automated, line-haul urban monorail.

Cutting-edge know-how

Bombardier's cutting-edge automatic-train-control technology was instrumental in two orders received from Metro Madrid during the year. The contracts constitute a breakthrough in the European market for the *CITYFLO* 450 signalling system, which will be used to control traffic along 40 kilometres of track and 64 stations on two Metro Madrid lines. *CITYFLO* 450 technology is deployed in North America and is currently being installed in Asia.

The *Bombardier MITRAC* Energy Saver solution, which can reduce the energy consumption of a light rail system up to 30%, is another example of breakthrough technology driving market leadership.

Proven reliability

Reliability is a key selling point for Bombardier Transportation equipment and clearly was a factor in the latest order for 120 additional M-7 electric multiple units from New York's Metropolitan Transportation Authority/Metro-North Railroad ("MTA/MNR"). Bombardier has now received firm orders for 978 M-7 vehicles from the MTA's two commuter railroads—the MTA/MNR and the MTA/Long Island Rail Road. The M-7 vehicles have consistently met or exceeded customer expectations with six-month "mean distance between failures" averaging an impressive 200,000 miles (321,860 km).

Services

Bombardier's Services business continues to consolidate its global position in vehicle life care, supporting more than 7,000 vehicles for customers worldwide. Bombardier provides comprehensive support on a long-term basis for several fleets. Prominent examples are Voyager and Super Voyager trainsets for Virgin Cross Country in the United Kingdom; double-deck coaches, locomotives and driving cars for Landesverkehrsgesellschaft Niedersachen in Germany; and passenger rail cars, locomotives and light-rail vehicles for five transit agencies in Canada and the United States. In fiscal 2005, a consortium of Talgo and Bombardier in Spain received a 14-year contract for maintenance of RENFE's 16 AVE S 102 high-speed trains.

In addition to fleet maintenance, the Services business secured important contracts for vehicle overhaul and refurbishment during the year. In the United Kingdom, contracts came from Porterbrook Leasing Ltd. for the refurbishment of 364 electric multiple units operated by South West Trains and from HSBC Rail UK Limited for the refurbishment of 61 four-car, electric multiple units to be used by One, a train operating company. In Hungary, Bombardier received a contract from Hungarian State Railways ("MÁV") for refurbishment of 39 BHV-type suburban coaches with an option for 41 additional coaches.

Outlook

Bombardier Transportation continues to enjoy a substantial backlog and, with a superior product and services portfolio, is well positioned to build on its global market leadership. The group is striving to improve profitability and value generation by flawlessly executing its performance-improvement agenda and positioning itself to compete even more effectively tomorrow.

CORPORATE GOVERNANCE

Bombardier's approach to corporate governance has always been to ensure that the Corporation's affairs are effectively managed to enhance value for all shareholders—and in a manner that ensures full compliance with relevant reporting and regulatory requirements as well as the highest ethical standards. That unwavering commitment is reflected in noteworthy governance initiatives and related organizational changes that were introduced during the latest fiscal year.

Office of the President

In December 2004, the Office of the President was created to help ensure that Bombardier's focus is closely aligned with the best interests of all shareholders and to provide for continuity of leadership while the Corporation's long-term strategy for value creation is implemented. The Office of the President regroups strategic and executive management responsibilities around Chairman and Chief Executive Officer Laurent Beaudoin and the leaders of the two main operating groups, Pierre Beaudoin, President and Chief Operating Officer of Bombardier Aerospace, and André Navarri, President of Bombardier Transportation.

While the Office of the President focuses on the development, orientation and coordination of Bombardier's strategy, the presidents of the Aerospace and Transportation groups, who were also appointed Executive Vice Presidents and members of the Board, are directly accountable to the Board for their results, the implementation of strategy, and the day-to-day management of their respective businesses.

Chairman of the Board of Directors

The Chairman is mainly responsible for ensuring that the Board of Directors carries out its responsibilities effectively and clearly. The Chairman's specific responsibilities include:

- managing the Board and setting the agenda in consultation with the Presidents of the Aerospace and Transportation groups who are members of the Office of the President;
- providing leadership to enhance Board effectiveness and ensuring that the Board works as a cohesive team;
- working with the Corporate Governance and Nominating Committee to ensure Board quality and continuity by:
  - reviewing the performance of the Board, its committees and individual directors;
  - making sure the skills and competencies of individual directors are incremental to the board as a whole; and
  - ensuring that the Board develops clear position descriptions for the Chairman and the chair of each Board committee.

Chief Executive Officer

The Chief Executive Officer is responsible for the management and execution of Bombardier's strategic and operational plans. The specific responsibilities of the CEO include:

- executing the Board's resolutions and policies;
- providing long-term strategic orientation in the form of a strategic plan and a business plan;

- managing Bombardier's commercial and internal affairs by:
  - assuming responsibility for capital management and financial management;
  - implementing decisions with respect to acquisitions, divestitures, financings and similar activities, subject to prior approval of the Board;
  - ensuring that Bombardier has effective disclosure controls and procedures, and internal controls in place; and
  - identifying, assessing and managing the risks involved in the course of business; and
- representing Bombardier to external groups.

Ongoing focus on governance

The Corporation's Board of Directors continues to have a majority of independent, non-related directors, and all Board committees are comprised entirely of independent directors.

The role of Lead Director has been ably filled since its inception in mid-2003 by James E. Perrella, retired Chairman and CEO of Ingersoll-Rand Company. Independant directors meet regularly under the chairmanship of Mr. Perrella, who brings any questions, comments or suggestions from the independent directors to the attention of the Chairman and CEO. The Lead Director also currently chairs the Corporate Governance and Nominating Committee.

The independent makeup of the Board's committees also is designed to help ensure adherence to the highest standards of corporate governance. The Board of Directors and its four committees each have a written charter, and the Audit Committee's charter is set in the 2005 Management Proxy Circular available on the Corporation's website. The committees' membership and respective roles are summarized below.

Audit Committee

The Audit Committee has the mandate to assist the Board in monitoring the financial disclosure process. All members of the committee are financially literate.

Chair: L. Denis Desautels

Members: André Bérard, Michael J. Durham, Daniel Johnson, Dr. Heinrich Weiss

Human Resources and Compensation Committee

The Human Resources and Compensation Committee assesses the performance of the Corporation's CEO and senior officers and determines their compensation. The committee also reviews, reports and, where appropriate, provides recommendations to the Board on succession planning matters.

Chair: Jean C. Monty

Members: André Bérard, James E. Perrella, Carlos E. Represas

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee, which is currently chaired by the Lead Director, monitors, in consultation with the Chairman and CEO, the size, composition, performance and effectiveness of the Board of Directors, its members and committees, and periodically reviews the corporate governance practices of Bombardier.

Chair: James E. Perrella

Members: Daniel Johnson, Jean C. Monty, Federico Sada G.

Retirement Pension Oversight Committee

The primary responsibility of the Retirement Pension Oversight Committee is to oversee, review and monitor the fulfillment of the Corporation's obligations towards the various pension plans and also review and monitor the investment of assets of the Corporation's pension plans.

Chair: L. Denis Desautels

Members: Michael J. Durham, Daniel Johnson, Carlos E. Represas

Code of Ethics and Business Conduct

A corporate Compliance Officer was appointed in early 2004 to ensure full adherence to applicable laws and regulations and strict compliance with Bombardier's Code of Ethics and Business Conduct. Over the course of the latest fiscal year, a revised Code has been made available to all employees and posted in 12 languages on Bombardier's website.

The Code outlines the key responsibilities of leaders in the organization with regard to this crucial area. Among them: to provide a model of high standards of ethical conduct; and to create a work environment reflecting both the content and the spirit of the Code. Senior managers are required to take part in a mandatory Code compliance certification process. The certification process is designed to: provide management with additional assurance on public disclosures and required corporate officer certifications; help integrate the Code into Bombardier's governance system; ensure that the Code is top of mind with leadership; and promote integrity as a core value.

Increased transparency

Bombardier takes special care in maintaining a fine balance between enhancing the investment community's understanding of its financial statements while protecting competitor-sensitive information. A noteworthy development of the past year is the supplying of segmented revenues for both core businesses and free cash flow by business segment. A note also has been added to quarterly statements providing details of "changes to non-cash items," and tables are provided presenting the principal financial metrics for each business segment, separately as well as on a consolidated basis.

In addition, senior finance and investor relations staff from Bombardier's corporate office organized an accounting seminar for analysts and investors to help clarify some of the more complex accounting methods utilized in the Corporation's financial statements. The seminar presentation is available on Bombardier's website in the Investor Relations section, under the subheading "Company Presentations."

SOCIAL RESPONSIBILITY

Bombardier takes pride in its reputation as a good corporate citizen and preferred employer. The Corporation is committed to the three essential elements of social responsibility—economic, social and environmental. It strives to provide safe, healthy workplaces and to help preserve a sound natural environment for future generations by operating in a socially responsible, sustainable manner.

Bombardier and the Kyoto Protocol

On February 16, 2005, just subsequent to Bombardier's fiscal year end, the Kyoto Protocol on climate change entered into force, providing added impetus for the Corporation to achieve continuous improvement with regard to its environmental footprint.

With total yearly emissions in the 400-500 kilotonne range, Bombardier's global manufacturing network constitutes a relatively minor source of greenhouse gas (GHG) emissions (mainly carbon dioxide). But because most of its manufacturing capacity is situated in countries that have ratified the Kyoto Protocol, the agreement may have some impact over time. Moreover, in keeping with its sustainability agenda, the Corporation remains committed to voluntarily reducing emissions. Over the next five years, Bombardier has set an annual energy reduction objective of 3%, which will correspondingly reduce its GHG emissions.

An assessment of Bombardier sites will be conducted during fiscal 2006 to identify further opportunities to help the Corporation meet its Kyoto-related objectives. Should voluntary reductions prove insufficient over the long term, mechanisms provided for in the protocol could be used to offset a portion of remaining emissions.

Protocol could prove to be a plus

On balance, the coming into effect of the Kyoto Protocol is unlikely to have a material impact on the Corporation. In fact, the Protocol might well turn out to be a plus for Bombardier, given that passenger rail transportation—in particular mass transit—is rightly regarded as a positive solution that can help reduce GHG emissions.

As the rail equipment industry leader and a signatory to the Sustainability Charter of the International Association of Public Transport ("UITP"), Bombardier Transportation is working hard to leverage the inherent environmental advantages rail enjoys in terms of relieving traffic congestion, reducing energy consumption and producing fewer emissions while improving the quality of life of urbanites. Environmental stewardship increasingly drives the development of innovative products that move people quickly and efficiently.

The aerospace sector is exempt from the application of the Kyoto Protocol with regard to GHG from product use. Nevertheless, Bombardier Aerospace makes energy efficiency a critical component in the design of all its aircraft to maximize operating economics and environmental performance. It should be noted that fuel consumption per passenger kilometre flown by commercial airlines has decreased steadily over the past several decades. In addition, Bombardier Aerospace fully commits to meet all environmental requirements agreed under the International Civil Aviation Organization ("ICAO") auspices and, more specifically, the recently announced new aircraft emission standards for all new aircraft.

Further progress

Bombardier's commitment predates the Kyoto accord by many years. This commitment was evident once again in fiscal 2005, with further concrete progress on a number of fronts.

Bombardier Transportation obtained, from the European Union, certification for a new, abbreviated form of environmental product information known as an environmental fact sheet (EFS). First developed for the group's new multi-system locomotive *TRAXX* MS, the EFS will now serve as a model for use in effectively communicating the environmental attributes of other product families. Another noteworthy initiative is the Transportation group's participation in a project addressing the issue of diesel exhaust emissions and proposed new legislation by the European Commission.

At Bombardier Aerospace, one of the key areas of focus is the recycling of waste materials. Thanks to the widespread support of committed employees, the volume of waste materials entering the recycling loop during fiscal 2005 increased by approximately 3,000 tonnes, or 30%, from year-earlier levels.

The Aerospace group also has taken steps to enhance performance in areas related to its operations, such as surface treatment and the paint shop, which represented significant sources of volatile organic compound (VOC) emissions. New paint shops at the Dorval and Mirabel assembly facilities in Québec incorporate advanced technology that incinerates more than 90% of particulate matter and eliminates a very large proportion of VOC emissions. In Belfast, approval has been given for the installation of a system to recuperate and regenerate solvents and masking agents used in the production process that will reduce VOC emissions by some 120 tonnes per year, which represents a reduction in excess of 90% for this process.

The overwhelming majority (more than 85%) of the Corporation's manufacturing and service sites worldwide already are certified to the ISO 14001 environmental standards of the Geneva-based International Organization for Standardization (ISO). Measures are now being taken to have all sites qualify for the new, and even more stringent, ISO 14001:2004 standard within the next 18 months.

Health and safety

Continuous improvement in occupational health and safety is accorded the highest priority throughout Bombardier. Driving the Corporation's performance in this vital area is a comprehensive Health, Safety and Environment Policy, which focuses on prevention and is proving to be a very effective tool. During fiscal 2005, the frequency case rate—a key performance metric—was reduced by a further 17%, from 2.4 to 2.0 accidents per 200,000 work hours. This follows on the heels of a 22% reduction achieved the previous year. As well, the Corporation is in the process of having all its manufacturing and service operations certified to the internationally recognized Occupational Health and Safety Assessment Series (OHSAS) 18001 standard. Approximately 66% of Bombardier sites had completed the certification process as of January 31, 2005, up from 42% a year earlier.

Communities

The social aspects of sustainability—giving something back to the communities where it operates—is another area where Bombardier has a track record of leadership. At the forefront of these efforts is the J. Armand Bombardier Foundation, created by the family of Bombardier's founder to carry on the humanitarian work he had begun. During fiscal 2005, the Foundation provided more than $5.5 million Cdn in financial support to a variety of worthwhile recipients throughout Québec and Canada.

The Foundation focuses primarily on the areas of arts and culture, education, health and social services. Some $2.5 million Cdn was earmarked over fiscal 2005 to fund academic chairs and capital campaigns at leading Canadian universities. Among the beneficiaries were the Université de Montréal, the Université du Québec à Trois-Rivières, the University of British Columbia, the University of Western Ontario and Ryerson University. Financial support also was extended to a number of hospitals in Ontario and Québec, including a major gift to the Fondation de l'Hôpital Sainte-Justine, the leading French-language pediatrics hospital in North America. Arts organizations receiving support from the Foundation included the Musée des beaux-arts de Montréal, the Orchestre Métropolitain du Grand Montréal and the Opéra de Montréal.

The J. Armand Bombardier Foundation also responded to the urgent need for humanitarian aid in the wake of the tsunami that devastated parts of South Asia in December 2004, making a contribution to relief efforts through Oxfam-Québec, a leading non-governmental organization. Employees at Bombardier facilities worldwide led many local initiatives as well.

Close to 30% of the Foundation's total donations was allocated to charitable organizations dedicated to encouraging social integration, fighting poverty, reducing social inequality, and supporting cooperation and solidarity. To name just a few examples, support included organizations dedicated to feeding homeless youth, assisting underprivileged children and providing treatment for substance abuse.

The Foundation, members of the Bombardier family and Bombardier employees together contributed $1.2 million Cdn to the annual Centraide Campaign in Montréal.

Centraide/United Way campaigns in other U.S. and Canadian cities where the Corporation has a presence also benefited from the generosity of Bombardier business groups and their public-spirited employees—as did numerous other worthwhile causes in communities around the world. Representative of the myriad of initiatives that received support over the past year are: a job-creation task force designed to create opportunities for the long-term unemployed in Belfast, Northern Ireland; a unique "Hot Ticket" program in Derby, England, which enables disadvantaged persons to experience live theatre; a Sports Science prize awarded in conjunction with the Young Researchers Seminar in Innsbruck, Austria; aid for children with cancer in Kassel, Germany; a "Visit from Saint Nicholas" program that provides backpacks, toys and books to underprivileged kids in Jacksonville, Florida; a home for battered women and children, in Wichita, Kansas; and a "Race for the Cure" that helps U.S. children with juvenile diabetes.

FINANCIAL HIGHLIGHTS

FOR THE YEARS ENDED JANUARY 31
(MILLIONS OF US DOLLARS, EXCEPT PER SHARE AND BACKLOG AMOUNTS)

	2005	2004
Revenues	$15,839	$15,508
Income from continuing operations before special items and income taxes	$ 71	$ 311
Income tax expense (recovery)	$ (16)	$ 147
Net loss	$ (85)	$ (85)
Loss per share – basic and diluted	$ (0.06)	$ (0.07)
Dividend per common share (IN CDN DOLLARS)		
Class A	$ 0.09	$ 0.09
Class B	$0.0916	$0.0916

AS AT JANUARY 31

	2005	2004
Total assets	$ 20,080	$ 19,277
Shareholders' equity	$ 2,298	$ 2,450
Net additions to property, plant and equipment	$ 276	$ 171
Total backlog (IN BILLIONS OF DOLLARS)	$ 31.5	$ 34.6
Book value per common share (IN DOLLARS)	$ 1.11	$ 1.20
Number of common shares		
Class A	342,000,010	342,018,248
Class B	1,408,466,958	1,407,566,670

Stock market price range
(IN CANADIAN DOLLARS)

	2005	2004
Class A		
High	$ 7.11	$ 6.32
Low	$ 2.01	$ 2.95
Close	$ 2.80	$ 5.96
Class B		
High	$ 7.13	$ 6.28
Low	$ 1.87	$ 2.56
Close	$ 2.62	$ 5.99

BOMBARDIER'S STOCK PERFORMANCE
JANUARY 31, 2000 TO JANUARY 31, 2005


JAN-00
JAN-01
JAN-02
JAN-03
JAN-04
JAN-05
BBD
SPTSX
S&P 500

MARKET CAPITALIZATION
$4,586 MILLION CDN
(AS AT JANUARY 31, 2005)

* Index: closing price as at January 31, 2000 = 100

FINANCIAL SECTION

MANAGEMENT'S DISCUSSION AND ANALYSIS

(ALL AMOUNTS IN THIS REPORT ARE IN MILLIONS OF U.S. DOLLARS, UNLESS OTHERWISE INDICATED.)

Forward-looking statements

This Management's Discussion and Analysis ("MD&A") includes "forward-looking statements" that are subject to risks and uncertainties. For information identifying legislative or regulatory, economic, currency, technological, competitive and other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see the Risks and uncertainties section in this MD&A. Unless otherwise required by applicable securities laws, Bombardier Inc. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The MD&A is structured as follows:

OVERVIEW	AEROSPACE	TRANSPORTATION	BOMBARDIER CAPITAL	LIQUIDITY AND CAPITAL RESOURCES	OFF-BALANCE SHEET ARRANGEMENTS AND VARIABLE INTEREST ENTITIES	OTHER
Basis of presentation	Overview	Overview	Overview	Financial position	Financial arrangements	Pension
Non-GAAP financial measures	Business aircraft	Rolling stock	Analysis of results	Cash flows	Derivative financial instruments	Risks and uncertainties
Effect of currency fluctuations	Regional aircraft	Services	Continued and wind-down portfolios	Capital resources	Commitments and contingencies	Critical accounting estimates
Highlights	*CSeries* aircraft	Other	Other	Liquidity	Variable interest entities	Accounting and reporting developments
Consolidated results	Aircraft services			Credit support		Environment
				Credit events		Selected financial data

Overview

/ Basis of presentation

Effective the first quarter of fiscal year 2005, the Corporation changed its reporting currency to the U.S. dollar. Therefore, all amounts in this report are in U.S. dollars, unless otherwise indicated. Comparative financial information previously expressed in Canadian dollars is now presented in U.S. dollars for all periods shown, using the exchange rate applicable at the balance sheet date for assets and liabilities, and the average exchange rate for the corresponding periods for the consolidated statements of income and consolidated statements of cash flows items. Equity transactions have been translated at historical rates for the last five fiscal years with opening equity on February 1, 1999, translated at the exchange rate on that date. The net adjustment arising from the effect of the translation has been included in the cumulative translation adjustment account in shareholders' equity.

The consolidated operations of the Corporation are referred to hereafter as the Corporation or Bombardier Inc., the manufacturing operations are referred to as Bombardier and the financial and real estate services as Bombardier Capital ("BC"). This presentation has no impact on net income and shareholders' equity.

The Corporation operates in the three reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies.

AEROSPACE	TRANSPORTATION	BOMBARDIER CAPITAL
Aerospace is a manufacturer of business, regional and amphibious aircraft and a provider of related services. It offers comprehensive families of regional jet and turboprop commercial aircraft and a wide range of business jets. It also provides the *Flexjet* fractional ownership and hourly flight time entitlement programs, parts logistics, technical services, aircraft maintenance and pilot training. Aerospace's main manufacturing facilities are located in Canada, the U.K., and the U.S.A.	Transportation is the global leader in the rail equipment manufacturing and servicing industry and offers a full range of passenger railcars, including locomotives, light rail vehicles and automated people movers. It also provides electrical propulsion and control equipment, as well as complete rail transportation systems and rail control solutions. Transportation is also a provider of maintenance services. Transportation's main manufacturing facilities are located in Germany, the U.K., France, Canada and the U.S.A.	BC offers secured inventory financing, receivable financing and interim financing of commercial aircraft, primarily in North American markets, and manages the wind-down of various portfolios.

BC's operations and financial position are fundamentally different from those of the manufacturing segments. As such, capital markets use different performance indicators from those used for the manufacturing operations to analyze and measure these two distinct businesses. The following discussion and analysis segregates these two types of businesses to better highlight their respective characteristics. The consolidated balance sheets are unclassified.

Effective the fourth quarter of fiscal year 2005, the Corporation ceased the allocation of net corporate interest costs to the manufacturing segments because Management now assesses the segment performance based on earnings (loss) before net interest and income taxes ("EBIT"), consistent with its current centralized debt management strategies. Comparative figures have been reclassified.

BC's interest costs continue to be included in cost of sales. The performance of the BC segment is assessed based on earnings (loss) before income taxes ("EBT").

Most other corporate charges are allocated to all segments based on each segment's revenues.

II Non-GAAP financial measures

This MD&A is based on reported earnings in accordance with Canadian generally accepted accounting principles ("GAAP") and on the following non-GAAP financial measures:

EBITDA before special items:	Earnings (loss) before net interest, income taxes, depreciation and amortization and special items
EBIT before special items:	Earnings (loss) before net interest, income taxes and special items
EBT before special items:	Earnings (loss) before income taxes and special items
Free cash flow:	Cash flows from operations less net additions to property, plant and equipment

These non-GAAP measures are directly derived from the Consolidated Financial Statements, but do not have a standardized meaning prescribed by GAAP; therefore, others using these terms may calculate them differently.

Management believes that a significant portion of the users of its Consolidated Financial Statements and MD&A analyse the Corporation's results based on these performance measures and that this presentation is consistent with industry practice. Special items are viewed by Management as items that do not arise as part of the normal day-to-day business operations or that could potentially distort the analysis of trends.

III Effect of currency fluctuations

Effective February 1, 2004, the Corporation changed its functional currencies from the Canadian dollar and the sterling pound to the U.S. dollar for the Canadian and U.K. operations in the aerospace segment, and from the Canadian dollar and the Mexican peso to the U.S. dollar for the Canadian and Mexican operations in the transportation segment. The European operations of the transportation segment continue to use mainly western European currencies as their functional currencies. No gains or losses resulted from the change of functional currencies. This change was made as a result of the increasing proportion of the Corporation's revenues, costs, intercompany arrangements, capital expenditures and long-term debt denominated in U.S. dollars.

The Corporation is subject to currency fluctuations from the translation of revenues, expenses, assets and liabilities of the self-sustaining foreign operations using a functional currency other than the U.S. dollar, mainly the euro and the sterling pound, and from transactions in foreign currencies, mainly the Canadian dollar and the sterling pound.

The year-end exchange rates used to translate assets and liabilities were as follows as at January 31:

	2005	2004	INCREASE
Euro	1.3051	1.2455	5%
Canadian dollar	0.8078	0.7539	7%
Sterling pound	1.8837	1.8212	3%

The average exchange rates used to translate revenues and expenses were as follows for the fiscal years ended January 31:

	2005	2004	INCREASE
Euro	1.2469	1.1449	9%
Canadian dollar	0.7729	0.7240	7%
Sterling pound	1.8356	1.6487	11%

IV Highlights

AEROSPACE

- Strong recovery in the business jet market, with net orders up 69%.
- 74% of the turboprop orders were awarded to Bombardier on a calendar-year basis.
- Regional jet market remains challenging.

TRANSPORTATION

- Successful ongoing execution of the restructuring initiative.
- More than 9% increase in revenues.

OTHER

- Improvement of $1.0 billion in free cash flow for the manufacturing segments.
- Cash and cash equivalents of $2.4 billion as at January 31, 2005.
- EBT before special items decreased to $71 million compared to $311 million last fiscal year.
- Loss from continuing operations was $85 million, an improvement of $81 million compared to last fiscal year.
- BC's wind-down portfolios reduced by $420 million, or 45%, during the current fiscal year.

REVENUES FROM CONTINUING OPERATIONS


3%
44%
53%
F2004
2%
48%
50%
F2005

Aerospace
Transportation
BC

EBIT FROM CONTINUING OPERATIONS BEFORE SPECIAL ITEMS


11%
8%
81%
F2004
12%
13%
75%
F2005

Aerospace
Transportation
BC

V Consolidated results

REVENUES FROM CONTINUING OPERATIONS
(IN BILLIONS OF $)


16.0
14.0
12.0
13.5
15.5
15.8
F2003
F2004
F2005

EBT MARGIN FROM CONTINUING OPERATIONS BEFORE SPECIAL ITEMS
(IN %)


3.0
2.0
1.0
0.0
1.8
2.0
0.4
F2003
F2004
F2005

The following table presents the results of operations for the fiscal years ended January 31:

	2005	2004
Revenues	$15,839	$15,508
Cost of sales	13,989	13,370
Margin	1,850	2,138
Operating expenses [1]	1,075	1,105
Amortization	551	563
Interest expense, net	153	159
EBT before special items	71	311
Special items	(172)	(330)
EBT	(101)	(19)
Income tax expense (recovery)	(16)	147
Loss from continuing operations	(85)	(166)
Income from discontinued operations, net of tax [2]	–	81
Net loss	$ (85)	$ (85)
Basic and diluted loss per share (in dollars)		
From continuing operations	$ (0.06)	$ (0.11)
Net loss	$ (0.06)	$ (0.07)
(AS A PERCENTAGE OF TOTAL REVENUES)		
Margin	11.7%	13.8%
EBT before special items	0.4%	2.0%
EBT	(0.6)%	(0.1)%

[1] Comprised of selling, general and administrative and research and development expenses.
[2] Represents the after-tax results of operations of the Corporation's former recreational products segment as well as the after-tax gain recorded on the sale of this segment on December 18, 2003.

Revenues
The $331-million increase is due to higher revenues in the transportation segment mainly resulting from higher revenues in Europe, partially offset by lower revenues in the aerospace segment mainly as a result of lower deliveries of regional aircraft, and in the BC segment due to the continued reduction in the wind-down portfolios.

Margin
The 2.1% decrease in the margin percentage is mainly due to lower margins in the aerospace segment as a result of the negative effect of higher effective exchange rates for the Canadian dollar compared to the U.S. dollar, and in the transportation segment as a result of the deterioration in the profitability of certain significant contracts during the fourth quarter of fiscal year 2004 and the first quarter of fiscal year 2005.

Operating expenses
The $30-million decrease is mainly due to lower selling, general and administrative expenses in the transportation segment as a result of various restructuring and cost reduction initiatives, partially offset by higher research and development expenses in the aerospace segment relating to the *CSeries* aircraft feasibility study.

Amortization

The $12-million decrease is mainly due to reduced amortization in the transportation and BC segments, partially offset by increased amortization in the aerospace segment.

Net interest expense (excluding BC's interest expense, which is classified as cost of sales)

The $6-million decrease is mostly attributable to:

- higher interest income resulting from higher cash and cash equivalents; and
- lower accretion expense on sales incentives.

Partially offset by:

- the presentation of a portion of the total interest cost in discontinued operations for fiscal year 2004; and
- the interest on the $750 million of long-term notes issued in April 2004.

Special items

Special items were as follows for the fiscal years ended January 31:

	2005	2004
Aerospace [1]	$ –	$ (19)
Transportation [1]	172	349
	$172	$330

[1] The special items are discussed in the aerospace and transportation sections of this MD&A.

Income taxes

The effective income tax recovery rate was 15.8% for fiscal year 2005. The lower effective rate compared to the weighted-average statutory rate of 31.9% is mostly explained by the non-recognition of income tax benefits related to operating losses in certain jurisdictions of the transportation segment.

The income tax expense for fiscal year 2004 versus an expected income tax recovery at the weighted-average statutory rate is mainly due to the non-recognition of $89 million of income tax benefits relating to the restructuring initiative in the transportation segment and an increase in the valuation allowance for deferred tax assets recorded for the U.S. operations in the fourth quarter.

The details of the components of the income tax expense (recovery) are provided in note 17 – Income taxes to the Consolidated Financial Statements.

Income from discontinued operations, net of tax

Income from discontinued operations includes a $77-million after-tax gain recorded on the sale of the Corporation's former recreational products segment in the fourth quarter of fiscal year 2004.

Order backlog

Order backlog totalled $31.5 billion as at January 31, 2005, compared to an order backlog of $34.6 billion as at January 31, 2004. The main reason for the reduction is an excess of revenues recorded over order intake in the transportation segment.

BACKLOG
(IN BILLIONS OF $)


40.0
30.0
20.0
10.0
0.0
12.2
16.8
10.9
23.7
10.2
F2003
F2004
F2005
Aerospace
Transportation

Aerospace

I Overview

In March 2005, the Board of Directors of the Corporation approved an authority to offer whereby Bombardier will offer the new *CSeries* family of aircraft to customers.

ACHIEVEMENTS

- 44% increase in deliveries and 69% increase in net orders for business aircraft. On a calendar year basis, Bombardier's market share of the business aircraft market in which it competes increased from 20% to 27%.
- 74% of the turboprop orders were awarded to Bombardier on a calendar year basis.
- 26% increase in deliveries of *CRJ700* and *CRJ900* aircraft.

AIRCRAFT DELIVERIES

Total aircraft deliveries were as follows for fiscal years:

	2005	2004
Regional aircraft	200	232
Business aircraft (including the fractional ownership program [1])	128	89
Amphibious aircraft	1	3
	329	324

[1] An aircraft delivery is included in the above table when more than 50% of its fractional shares have been sold to external customers. For these aircraft, revenues and margin ceased to be recognized upon delivery effective February 1, 2004. Revenues are now recognized over the period of the related service contract.

The increase of 39 business aircraft deliveries for fiscal year 2005 compared to fiscal year 2004 is mainly due to higher deliveries of *Challenger 300*, *Learjet 40* and *Challenger 604* aircraft and the first deliveries of the *Bombardier Global 5000* during fiscal year 2005. The decrease of 32 regional aircraft deliveries for fiscal year 2005 compared to fiscal year 2004 is mainly due to lower deliveries of *CRJ200* aircraft, partially offset by an increase in deliveries of *CRJ700*, *CRJ900* and *Q400* aircraft.

AIRCRAFT DELIVERIES
(IN UNITS)


400
300
200
100
0
298
324
329
220
232
200
77
89
128
F2003[1]
F2004[2]
F2005[1]

Business aircraft
Regional aircraft
Total

[1] Total includes one amphibious aircraft.
[2] Total includes three amphibious aircraft.

Bombardier expects total aircraft deliveries for fiscal year 2006 to remain at a similar level as that of fiscal year 2005.

ANALYSIS OF RESULTS

REVENUES
(IN BILLIONS OF $)


9.0
8.0
7.0
6.0
5.0
7.2
8.2
7.9
F2003
F2004
F2005

EBIT MARGIN BEFORE SPECIAL ITEMS
(IN %)


6.0
4.0
2.0
0.0
2.5
4.7
2.4
F2003
F2004
F2005

	2005	2004
Segmented revenues		
Manufacturing		
Regional aircraft	$3,604	$4,256
Business aircraft	2,063	1,687
Other	237	309
Total manufacturing revenues	5,904	6,252
Services [1]	1,116	1,130
Other [2]	924	861
Total revenues	7,944	8,243
Cost of sales	6,965	7,155
Margin	979	1,088
Operating expenses [3]	424	390
EBITDA before special items	555	698
Amortization	365	308
EBIT before special items	190	390
Special items	-	19
EBIT	$ 190	$ 409
(AS A PERCENTAGE OF TOTAL REVENUES)		
Margin	12.3%	13.2%
EBITDA before special items	7.0%	8.5%
EBITDA	7.0%	8.7%
EBIT before special items	2.4%	4.7%
EBIT	2.4%	5.0%

[1] Includes revenues from spare parts, the *Flexjet* program's service activities, product support activities and Defence Services.
[2] Comprised mainly of sales of pre-owned aircraft.
[3] Comprised of selling, general and administrative and research and development expenses.

Effective the first quarter of fiscal year 2005, Bombardier prospectively changed its revenue recognition policy for sales of aircraft fractional shares. Under the former accounting policy, total manufacturing revenues would have been higher by $163 million for fiscal year 2005.

Revenues

The $348-million decrease in manufacturing revenues is mainly due to:

- lower deliveries of *CRJ200* aircraft;
- the prospective change in revenue recognition policy for the sales of fractional shares, effective the first quarter of fiscal year 2005, resulting in net lower revenues of $74 million; and
- the unfavourable mix of wide-body aircraft interior deliveries.

Partially offset by:

- increased deliveries and a favourable mix of business aircraft;
- increased sales volume for external subcontracting; and
- increased deliveries of *CRJ700*, *CRJ900* and *Q400* aircraft.

The $14-million decrease in service revenues is mainly due to:

- lower revenues from Defence Services, reflecting the sale of Military Aviation Services ("MAS") in October 2003.

Partially offset by:

- higher spare parts sales; and
- higher fractional ownership-related services.

The $63-million increase in other revenues is mainly due to a favourable product mix of pre-owned aircraft sales.

Margin

The 0.9% decrease in the margin percentage is mainly due to:

- the negative effect of higher effective exchange rates for the Canadian dollar compared to the U.S. dollar, which amounted to $178 million, or 2.2% of revenues; and
- costs amounting to $38 million, mainly related to severance and other involuntary termination costs, included in cost of sales in fiscal year 2005.

Partially offset by:
- improved margins on business aircraft;
- improved margins on pre-owned aircraft; and
- a favourable mix of aircraft deliveries.

Operating expenses

The $34-million increase is mainly due to higher research and development costs relating to the *CSeries* aircraft feasibility study.

Amortization

The $57-million increase is mainly due to:
- tooling amortization for *Challenger 300* and *Learjet 40* aircraft programs, which began in the fourth quarter of fiscal year 2004;
- tooling amortization for the *Bombardier Global 5000* program, which began in the third quarter of fiscal year 2005;
- higher amortization of aircraft under operating leases; and
- amortization of aircraft under the fractional ownership program as a result of the previously mentioned prospective change in the accounting policy for sales of fractional shares.

Special items

No special item was recorded in fiscal year 2005.

Special items for fiscal year 2004 are comprised of the following:
- a $69-million pre-tax gain recorded on the sale of the MAS unit;
- a $2-million pre-tax gain recorded on the sale of the Belfast City Airport; and
- severance and other involuntary termination costs amounting to $52 million recorded in connection with the reduction in employment levels at facilities in Montréal, Toronto, Belfast, Tucson and Wichita.

PROGRAM INFORMATION

The carrying amounts of excess over-average production costs ("EOAPC") included in inventories, and program tooling costs included in property, plant and equipment were as follows as at January 31:

			2005			2004
PROGRAM FAMILY	EOAPC[1]	PROGRAM TOOLING	TOTAL	EOAPC	PROGRAM TOOLING	TOTAL
Regional aircraft						
CRJ Series	$ 83	$ 441	$ 524	$ 239	$ 470	$ 709
Q-Series	54	61	115	71	57	128
Business aircraft						
Learjet Series	254	158	412	275	198	473
Challenger 300	117	429	546	54	442	496
Challenger 604	–	19	19	–	21	21
Global Series	411	430	841	406	468	874
	$919	$1,538	$2,457	$1,045	$1,656	$2,701

[1] Excludes *CRJ200* and *Q200* aircraft, which had no EOAPC balance outstanding as at January 31, 2005.

The decrease in EOAPC is mainly due to:
- reductions in mature programs, where the actual unit cost is less than the average cost recognized to income, essentially for the *Q-Series*, *CRJ200*, *CRJ700*, *Learjet 45* and the *Global Express* aircraft.

Partially offset by:
- increases due to learning curve costs incurred in programs in their early phases of production, essentially the *Learjet 40*, *Challenger 300* and *Bombardier Global 5000* aircraft.

The decrease in program tooling costs is mainly due to the benefit arising from leveraging prior investments in the product platforms, resulting in a lower investment for programs under development or in their early phases of production, compared to amortization for programs under commercial production. Amortization of tooling costs amounted to $244 million in fiscal year 2005, compared to $195 million for fiscal year 2004.

PROGRAM INFORMATION
(IN BILLIONS OF $)


3.0
2.0
1.0
0.0
2.4
2.7
2.5
1.52
1.36
1.54
0.84
1.05
0.92
F2003
F2004
F2005

- EOAPC
- Program tooling
- Total

The following table presents accounting program quantities and remaining deliveries for programs with an EOAPC balance outstanding as at January 31, 2005:

PROGRAM FAMILY	ACCOUNTING PROGRAM QUANTITIES	REMAINING DELIVERIES [1]
Regional aircraft		
CRJ Series [2]	550	328
Q-Series [2]	225	42
Business aircraft		
Learjet Series	725	353
Challenger 300	300	265
Global Series	450	294

[1] Remaining deliveries include 90 firm orders of *CRJ700*, *CRJ705* and *CRJ900* aircraft and 69 firm orders of *Q-Series* turboprops.
[2] Excludes *CRJ200* and *Q200* aircraft, which had no EOAPC balance outstanding as at January 31, 2005.

RESEARCH AND DEVELOPMENT

During fiscal year 2005, Bombardier invested $188 million in research and development ($62 million of which was expensed in the consolidated statements of income and $126 million of which was capitalized to program tooling) compared to $176 million during fiscal year 2004 ($38 million of which was expensed in the consolidated statements of income and $138 million of which was capitalized to program tooling). Research and development expenditures were higher during fiscal year 2005, mainly due to the feasibility study in connection with a new generation of commercial aircraft, the *CSeries* program, partially offset by the reduction in program tooling investment.

ORDER BACKLOG

Bombardier Aerospace's order backlog was as follows as at January 31:

(IN BILLIONS OF DOLLARS)	2005	2004
Aircraft programs	$ 9.1	$ 9.8
Defence Services	1.1	1.1
	$10.2	$10.9

The year-over-year reduction in the order backlog is mainly due to:

- the voluntary removal of 34 *CRJ200* aircraft orders from Independence Air, Inc. (formerly Atlantic Coast Airlines, Inc.); and
- the deliveries exceeding new orders for regional aircraft (mainly *CRJ200* aircraft).

Partially offset by:

- the increase in the backlog for business aircraft.

LABOUR RELATIONS AND WORKFORCE

The total number of employees and the percentage of employees covered by collective agreements were as follows as at January 31:

	2005	2004
Total number of employees	27,100	26,600
Percentage of employees covered by collective agreements	56%	56%

The 2% increase in the total number of employees is mainly due to the ramp-up in production of the *Challenger 300* program and the setting up of a team to study the opportunity to launch the *CSeries* program, partially offset by restructuring initiatives.

A workforce reduction program of approximately 2,000 employees at facilities in Belfast and Montréal is underway due to a realignment of the production rate of *CRJ* Series aircraft in order to meet current and forecasted market demand. The workforce reduction program, which began in November 2004, will be completed by the end of the second quarter of fiscal year 2006. Approximately 200 employees had been terminated as at January 31, 2005. The total cost of the workforce reduction program is estimated at $26 million, $19 million of which was recorded in cost of sales in fiscal year 2005.

The Belfast employees from Amicus, the Amalgamated Transport & General Workers Union and the General Machinists & Boilermakers approved a new collective agreement in fiscal year 2005. The collective agreement, covering approximately 4,700 employees, will expire on January 24, 2007.

In fiscal year 2006, collective agreements with the following unions are up for renewal: the Canadian Auto Workers covering approximately 1,000 employees at the completion centre in Montréal and the International Association of Machinists and Aerospace Workers 712 ("IAMAW"), the largest union, covering approximately 6,300 employees, also in Montréal, which expires on November 30, 2005.

In March 2005, the IAMAW approved a new six-year collective agreement, beginning in December 2005. The agreement is conditional on the assembly of the *CSeries* aircraft being performed in the Montréal area. This agreement will provide Bombardier increased operational flexibility to better meet technological and economical demands of the aerospace industry, including the introduction of new work shifts on a voluntary basis and a reduction in the number of job classifications.

II Business aircraft

PRODUCTS

Bombardier's narrow-body business jet product family includes the following aircraft: *Learjet 40*, *Learjet 40 XR*, *Learjet 45*, *Learjet 45 XR* and *Learjet 60* aircraft. The wide-body business jet product family includes the following aircraft: *Challenger 300*, *Challenger 604*, *Challenger 800*, *Bombardier Global 5000*, *Global Express* and *Global Express XRS* aircraft.

- In June 2004, the Federal Aviation Administration ("FAA") approved the *Learjet 45 XR* aircraft Honeywell engine upgrade, which allows Bombardier to offer a complete *Learjet 45 XR* package. In December 2004, the European Aviation Safety Agency ("EASA") granted its approval for the *Learjet 45 XR* aircraft, which allows Bombardier to deliver this aircraft to any of the EASA's 25 member countries.
- In June 2004, following certification from the FAA in July 2003, the *Learjet 40* aircraft received Transport Canada ("TC") certification.
- In October 2004, the FAA awarded certification for the *Bombardier Global 5000* aircraft. Earlier in fiscal year 2005, TC awarded full certification, the EASA granted its approval and the Joint Aviation Authority ("JAA") issued a letter of recommendation to member countries for this aircraft.
- In January 2005, the Civil Aviation Administration of China granted its approval for the *Learjet 40*, *Learjet 40 XR*, *Learjet 45* and *Learjet 45 XR* aircraft, which allows Bombardier to deliver these aircraft in China. In January 2005, Bombardier delivered its first *Learjet 45 XR* aircraft to a Chinese customer.

During fiscal year 2005, enhancements to the *Learjet 40* aircraft were made and introduced to the market as the *Learjet 40 XR* aircraft. In comparison to the existing *Learjet 40* aircraft, the *Learjet 40 XR* aircraft enhancements are as follows:

- upgraded engines that improve aircraft performance when departing on hot days out of high altitude airfields;
- enhanced engines providing faster climb and cruise speeds, especially under challenging conditions; and
- a 3%-pound increase to the maximum take-off weight.

The *Learjet 40 XR* aircraft is expected to enter service during the fourth quarter of fiscal year 2006.

AIRCRAFT DELIVERIES

Business aircraft deliveries were as follows for fiscal years:

			2005			2004
		FLEXJET[1]	TOTAL		*FLEXJET*[1]	TOTAL
Narrow-body business jet						
Learjet 31A	–	–	–	2	–	2
Learjet 40	11	3	14	3	1	4
Learjet 45	23	–	23	20	1	21
Learjet 60	10	–	10	13	1	14
Wide-body business jet						
Challenger 300	21	7	28	5	2	7
Challenger 604	31	–	31	23	1	24
Bombardier Global 5000	9	–	9	–	–	–
Global Express	13	–	13	17	–	17
	118	10	128	83	6	89

[1] An aircraft delivery is included in the above table when more than 50% of its fractional shares have been sold to external customers. For these aircraft, revenues and margin ceased to be recognized upon delivery effective February 1, 2004. Revenues are now recognized over the period of the related service contract.

The 44% increase in business aircraft deliveries mainly resulted from the ramp-up in production of new models (*Challenger 300* and *Learjet 40* aircraft), the first deliveries of the *Bombardier Global 5000* aircraft during fiscal year 2005, as well as from the strengthening of the business aircraft market.

NET ORDERS

During fiscal year 2005, Bombardier received 154 net orders for business aircraft, compared to 91 net orders during fiscal year 2004. The increase reflects the introduction of new models and the sustained recovery in the worldwide business aircraft market.

MARKET DRIVERS

The significant market drivers for business aircraft are economic outlook, age of existing aircraft, availability of new aircraft models and pre-owned business jet inventory levels.

The following table provides certain indicators for the business aircraft market for calendar years:

	2004	2003
Real gross domestic product ("GDP") (adjusted for inflation)[1,2]	3.7%	4.4%
Number of pre-owned business jet inventory for sale[3]	1,786 units	1,872 units

[1] According to *Blue Chip Economic Indicators*, published May 10, 2004, and February 10, 2005.
[2] Forecast for calendar year 2005 is 3.6%.
[3] According to monthly extracts of the Jetnet database.

North America remains the largest business jet market. A recent Honeywell aircraft production forecast (from *World Aircraft Sale Magazine* dated November 2004) indicates that if GDP growth exceeds the 3% range over the next 12 to 18 months, the strengthening of the business aircraft market is expected to continue. The forecast also indicates North American operators expect to replace or expand the equivalent of approximately 25% of their jet fleet with new aircraft during the next five years. Aircraft age and range were the reasons most frequently cited by North American operators to acquire new jets. Improved cabin space and a desire for more speed were other factors cited.

The number of pre-owned business jet inventory for sale is also a market driver. When purchasing an aircraft, the buyer makes a choice between a new or pre-owned aircraft and decides whether to purchase an aircraft that is still being manufactured or one that is out of production. A reduction in the supply of pre-owned aircraft decreases the price gap between a new and a pre-owned aircraft, making the choice of a new aircraft more attractive. The worldwide pre-owned business jet inventory level has declined by 4.6% as at December 31, 2004, compared to December 31, 2003.

COMPETITION

The overall business aircraft market is segmented into nine distinct categories, based on cabin size, range and price of aircraft, which are from smallest to largest: very light, light, super light, midsize, super midsize, large, super large, ultra long range and converted airliner segments. The orders and deliveries of the converted airliner segment, represented by the *Challenger 800* aircraft, are shown in the regional aircraft section.

Bombardier's major competitors in the narrow-body business jet segment are Cessna Aircraft Company ("Cessna"), a subsidiary of Textron Inc., and Raytheon Aircraft ("Raytheon"), a subsidiary of the Raytheon Company. Bombardier's main competitors in the wide-body business jet segment are Gulfstream Aerospace Corporation ("Gulfstream"), a subsidiary of General Dynamics, and Dassault Aviation ("Dassault").

The table below illustrates Bombardier's major competitors by segment (the shaded areas represent segments in which Bombardier's competitors have a product offering).

	NARROW BODY					WIDE BODY		
	VERY LIGHT	LIGHT	SUPER LIGHT	MIDSIZE	SUPER MIDSIZE	LARGE	SUPER LARGE	ULTRA LONG RANGE
Bombardier		*L40, L40 XR*	*L45, L45 XR*	*L60*	*CL300*	[illegible]	*G5000*	*GEX, GEX XRS*
Cessna	■	■	■	■	■			
Dassault					■	■	■	■
Gulfstream				■	■	■	■	■
Raytheon	■	■		■	■			

Bombardier competes in all of these markets, except for the very light segment, with an extensive portfolio of 10 products. Within the last five years, Bombardier has successfully brought to market three new aircraft (the *Bombardier Global 5000*, *Challenger 300* and the *Learjet 40* aircraft), which offer further potential to develop derivatives in the upcoming years.

MARKET SHARE

Assessment of market share in the business aircraft industry is based on delivery data from General Aviation Manufacturers Association ("GAMA") for the calendar year, and therefore does not correspond to the number of aircraft deliveries recorded during Bombardier's fiscal year. For some competitors, GAMA only provides the information by product family. In these cases, Bombardier estimated the deliveries by segment, using the U.S. FAA records, other databases, historical trends and competitive intelligence.

Total deliveries and Bombardier's market share of the business aircraft market in which it competes were as follows for calendar years:

		2004			2003		
			Bombardier			Bombardier	
Segment[1]	Product	Total market (in units)	Total deliveries (in units)	Market share	Total market (in units)	Total deliveries (in units)	Market share
Light	*Learjet 40*	100	17	17%	78	2	3%
Super light	*Learjet 45 (45 XR)*	77	22	29%	65	17	26%
Midsize	*Learjet 60*	71	9	13%	66	12	18%
Super midsize	*Challenger 300*	67	28	42%	44	1	2%
Large	*Challenger 604*	82	29	35%	58	24	41%
Super large	*Bombardier Global 5000*	37	4	11%	n/a	n/a	n/a
Ultra long range	*Global Express*	48	20	42%	47	14	30%
		482	129	27%	358	70	20%[2]

[1] Deliveries of the converted airliner segment are shown in the regional aircraft section of this MD&A.
[2] Restated to exclude the converted airliner segment.
n/a: not applicable. Program had recently been launched.

In calendar year 2004, the 84% increase in total deliveries and the seven-percentage-point increase in Bombardier's market share in segments in which it competes, reflects the ramp-up in production of new models (*Challenger 300* and *Learjet 40* aircraft), as well as the first deliveries of the *Bombardier Global 5000* aircraft, and the overall strengthening of the business aircraft market.

Bombardier competes in eight out of nine market segments, which on a revenue basis represents 96% of the total business aircraft market.

MARKET SHARE BASED ON DELIVERIES (IN %)


30
25
20
15
25
20
27
2002
2003
2004

OUTLOOK

The recent Honeywell 13th annual Business Aviation Outlook projects sustained near-term sales for business aircraft and predicts average deliveries will return to the 700 aircraft per annum level over the next 10 years, compared to 560 aircraft per annum over the previous 10 years.

In the market segments in which Bombardier competes, it is expected that competition will remain intense over the next few years, as all manufacturers will be offering product upgrades to stimulate demand.

With the first deliveries of the *Bombardier Global 5000* aircraft, the recently introduced *Challenger 300*, *Learjet 40*, and *Learjet 45 XR* aircraft and improved integrated operations, Bombardier believes that it will benefit from the favourable industry outlook and is well positioned for the future.

III Regional aircraft

PRODUCTS

The Bombardier line of regional aircraft includes the 40-, 44- and 50-passenger *CRJ200*, the 70-passenger *CRJ700*, the 75-passenger *CRJ705* and the 86-passenger *CRJ900* regional jets. It also includes the *Q-Series* family of turboprops, consisting of the 37-passenger *Q200*, the 50-passenger *Q300* and the 68- to 78-passenger *Q400* aircraft.

Newly developed enhancements of the *CRJ700* and *CRJ900* aircraft will improve performance and economics, contributing to more operational flexibility and lower operating costs for airlines.

Developments for the *CRJ700* aircraft include the *CRJ700* LR (long range) aircraft, which extends the range of the aircraft over that of the *CRJ700* ER (extended range) aircraft. In addition, an engine upgrade developed for the *CRJ700* aircraft is expected to offer operators savings of up to 15% in engine maintenance costs over 15 years.

Developments for the *CRJ900* aircraft include a number of product enhancements that substantially improve takeoff and landing performance, increase range and lower fuel consumption. In addition to the performance improvements, Bombardier has developed the *CRJ900* LR to complement the existing baseline and extended range aircraft. The *CRJ900* LR aircraft provides an increased payload and range over those of the *CRJ900* ER version.

AIRCRAFT DELIVERIES

Regional aircraft deliveries were as follows for fiscal years:

	2005	2004
Regional jets		
CRJ200	100	152
CRJ700	64	50
CRJ900	14	12
Turboprops		
Q200	1	-
Q300	5	9
Q400	16	9
	200	232

The 14% decrease in regional aircraft deliveries is mainly due to lower deliveries of *CRJ200* aircraft, in line with current market analysis indicating a reduction in the market for 50-passenger regional jet sales, partially offset by higher deliveries of *CRJ700*, *CRJ900* and *Q400* aircraft.

REGIONAL AIRCRAFT DELIVERIES
(IN UNITS)


300
200
100
0
220
232
200
140
51
29
152
62
18
100
78
22
F2003
F2004
F2005

CRJ200
CRJ700/900
Q-Series
Total

ORDERS AND BACKLOG

Bombardier received the following significant orders for fiscal year 2005:

CUSTOMER	AIRCRAFT	NUMBER
Atlantic Southeast Airlines	*CRJ200*	32
Air Canada	*CRJ705*	15
	CRJ200	15
Air Nostrum	*CRJ200*	20
FlyBE	*Q400*	20
Air New Zealand	*Q300*	17
Northwest Airlines	*CRJ200*	10

On September 12, 2004, US Airways filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Act. As at January 31, 2005, there were 36 *CRJ* aircraft (comprised of one *CRJ200* and 35 *CRJ700* aircraft) yet to be delivered to US Airways from the original May 2003 order of 85 aircraft. Of the remaining 36 aircraft, six aircraft will be delivered to General Electric Capital Aviation Services ("GECAS") in the first two quarters of fiscal year 2007 and 30 aircraft will be delivered to US Airways, in accordance with a scheduled timeframe yet to be finalized.

Regional aircraft orders received by aircraft type were as follows as at January 31:

				2005	2004
	ORDERS	SWAPS	CANCELLATIONS/ REMOVALS[1]	NET ORDERS	NET ORDERS
Regional jets					
CRJ200	82	(21)	(36)	25	54
CRJ700	12	17	(4)	25	39
CRJ705	15	-	-	15	-
CRJ900	-	6	-	6	14
Turboprops					
Q200	1	-	-	1	1
Q300	25	(3)	-	22	7
Q400	38	1	-	39	25
	173	-	(40)	133	140

[1] Bombardier voluntarily removed the 34 *CRJ200* aircraft order from Independence Air, Inc. (formerly Atlantic Coast Airlines, Inc.).

The order backlog, options and conditional orders for regional aircraft consisted of the following as at January 31, 2005:

	AIRCRAFT ON FIRM ORDER	OPTIONS AND CONDITIONAL ORDERS	TOTAL
Regional jets			
CRJ200	76	571	647
CRJ700	57	434	491
CRJ705	15	15	30
CRJ900	18	26	44
Turboprops			
Q200	1	2	3
Q300	23	11	34
Q400	46	86	132
	236	1,145	1,381

MARKET DRIVERS

The intense competition among low-cost carriers and the challenging fare environment are important market drivers in the regional aircraft market. These main market drivers are ultimately causing the following to occur:

- Airlines continue to restructure their networks and to rely on their regional airline partners to provide smaller units of capacity at competitive costs to supplement and replace their own larger aircraft capacity, as well as to open new markets. This has contributed significantly to the growth of the regional airline industry as outlined in the table hereafter (Regional airline traffic).
- There is currently a shift from smaller to larger capacity regional aircraft, such as the shift from the 50-passenger *CRJ200* to the 70-passenger *CRJ700* aircraft. This shift is a result of the larger aircraft having lower seat-mile costs, which helps to maintain the airlines' profitability even in a depressed fare environment. Also, additional seats allow the airlines to serve more passengers, as passenger traffic recovers from a lower level in calendar year 2001.
- The continuing expansion by the low-cost carriers affected the mainline airlines' profitability. Increasingly, mainline airlines are using regional airlines to maintain a market presence and to continue to feed valuable long-haul traffic into their hubs.

The availability of aircraft financing continues to be a major challenge in the aerospace industry, even for the profitable regional airlines. During fiscal year 2005, most major airlines have been restructuring their activities to lower their costs to more competitive levels, both inside and outside Chapter 11 of the U.S. Bankruptcy Act or its equivalent. US Airways re-entered Chapter 11 in September 2004, while United Airlines has been in Chapter 11 for more than two years. Other airlines such as American Airlines and Delta Air Lines made progress on restructuring their costs outside Chapter 11. Air Canada successfully emerged from court protection in September 2004. Another Bombardier customer, Atlantic Coast Airlines, Inc., changed its business plan from a code-sharing regional to an independent low-fare strategy operating under the name of Independence Air, Inc. All of these market developments have created uncertainty in the regional aircraft market and have made it more difficult to structure aircraft financing, which in turn has had a direct impact on orders and deliveries.

According to *Airline Monitor*, in calendar year 2004, U.S. regional airlines posted a strong year-over-year percentage increase of 27.1% in revenue passenger miles ("RPM"), compared to a 7.1% increase for mainline airlines during the same period. In addition, according to *Airline Monitor*, U.S. regional airlines also posted a strong year-over-year increase of 22.7% in available seat miles ("ASM"), compared to a 4.3% increase for mainline airlines during the same period.

The year-over-year increases of RPM and ASM for U.S. regional airlines are as follows for calendar years:

Regional airline traffic

	2004		2003	
	(IN BILLIONS)	(IN %)	(IN BILLIONS)	(IN %)
RPM [1, 2]	47	27.1	37	27.8
ASM [2, 3]	68	22.7	55	21.5

[1] RPM is a measure of paying passenger traffic and represents passenger demand for air transport, defined as one fare-paying passenger transported one mile.
[2] According to *Airline Monitor* - January/February 2005 report.
[3] ASM is a measure of available passenger capacity and represents one seat carried for one mile, whether a passenger occupies it or not.

COMPETITION

Bombardier's main competitors are Embraer-Empresa Brasileira de Aeronautica S.A. ("Embraer") in the regional jet segment and the European consortium Avions de Transport Régional ("ATR") in the turboprop segment.

The table below illustrates Bombardier's competitors by segment (the shaded areas represent segments in which Bombardier's competitors have a product offering).

	REGIONAL JETS				TURBOPROPS		
NUMBER OF SEATS	20 – 39	40 – 59	60 – 79	80 – 90	20 – 39	40 – 59	60 – 90
			Product commonality			Product commonality	
Bombardier		*CRJ200*	*CRJ700/705*	*CRJ900*	*Q200*	*Q300*	*Q400*
Embraer							
ATR							

Bombardier has families of aircraft offering commonality in the regional jet and turboprop segments:

Regional jets – The *CRJ* Series of aircraft is unique in that it offers regional airlines a network solution with products ranging from 40 to 86 passengers with product commonality, which includes common crew qualification, common spare parts and common maintenance procedures. Bombardier also believes this family has an economic advantage over the Embraer aircraft in each of the respective seat ranges due to their superior speed, better fuel efficiency and lower maintenance costs.

Turboprops – The *Q-Series* is the most complete family of turboprops with products ranging from 37 to 78 passengers with product commonality, which includes common crew qualification, common spare parts and common maintenance procedures. The *Q400* aircraft competitive advantage is its superior economics and substantial speed, which allows regional airlines to serve markets outside the range of traditional turboprops.

MARKET SHARE

Assessment of market share in the regional aircraft industry is calculated on the basis of gross order intake and aircraft deliveries recorded during the calendar year, which does not correspond to the number of gross order intake and aircraft deliveries recorded during Bombardier's fiscal year.

Total gross order intake and Bombardier's market share in the market segments in which it competes, were as follows for calendar years:

	2004			2003		
		Bombardier			Bombardier	
	Worldwide market (in units)	Gross order intake (in units)	Market share	Worldwide market (in units)	Gross order intake (in units)	Market share
CRJ Series	241 [1]	157	65%	250 [1]	132	53%
Q-Series	47 [2]	35	74%	41 [2]	31	76%
	288	192	67%	291	163	56%

[1] 40- to 90-passenger segment.
[2] 20- to 90-passenger segment.
Source: Competitor reports.

In calendar year 2004, the worldwide regional aircraft market, measured by gross order intake, was essentially unchanged, whereas Bombardier's market share in segments in which it competes increased by 11 percentage points. This increase is mainly due to an increase in the market share for *CRJ200* aircraft.

Total deliveries and Bombardier's market share in the market segments in which it competes, were as follows for calendar years:

	2004			2003		
		Bombardier			Bombardier	
	Worldwide market (in units)	Total deliveries (in units)	Market share	Worldwide market (in units)	Total deliveries (in units)	Market share
CRJ Series	310 [1]	176	57%	317 [1]	223	70%
Q-Series	32 [2]	19	59%	28 [2]	19	68%
	342	195	57%	345	242	70%

[1] 40- to 90-passenger segment.
[2] 20- to 90-passenger segment.
Source: Competitor reports.

In calendar year 2004, the worldwide regional aircraft market measured by deliveries remained essentially unchanged.

The decrease in Bombardier's market share is mainly due to the decrease in deliveries for the *CRJ200* aircraft and to the entry into commercial service of the Embraer 170 in early calendar year 2004. Bombardier continues to have a greater total market share than its competitors, on a delivery basis.

OUTLOOK

Bombardier currently has two proven families of regional aircraft in service with 11 of the world's 15 largest airlines, their subsidiaries and affiliated companies (as per an Air Transport World report dated January 2005).

***CRJ* Series** – Competition against Embraer for the 70- to 90-passenger regional jet market segment will continue to be fierce. The *CRJ700* and *CRJ900* aircraft compete with the Embraer 170 and Embraer 175. Bombardier believes that its aircraft have economical advantages, as well as an earlier entry into service and family commonality benefits across the 40- to 86-passenger *CRJ* Series aircraft. This family advantage is expected to be further enhanced by the introduction of the *CRJ705* aircraft, the *CRJ700* LR aircraft and the newly enhanced *CRJ900* aircraft family. This advantage has resulted in increased orders as Bombardier has captured additional market share in calendar year 2004 based on gross order intake, in the *CRJ* Series market.

Current market analysis indicates an expected reduction in the market for 50-passenger regional jet sales. As a result, Bombardier realigned the production rate of *CRJ* Series aircraft, in October and November 2004 to meet current and forecasted market demand.

Q-Series – Bombardier continues to be well positioned with its family of *Q-Series* new-generation quiet turboprop aircraft. The *Q-Series* aircraft have unique performance capabilities, particularly on short, difficult runways. The current year's performance of the turboprop market demonstrated strong demand for turboprop aircraft, particularly for *Q-Series* aircraft.

Improved seat-mile cost being a necessary response to the continuing difficult environment in the airline industry, Bombardier expects demand for the larger regional aircraft such as *CRJ700*, *CRJ900* and *Q400* aircraft to increase.

IV CSeries aircraft

During fiscal year 2005, Bombardier undertook a feasibility study in connection with the development of a new generation of commercial aircraft, identified as the *CSeries*. The *CSeries* will present a new paradigm in its market segment by offering an economical, passenger-friendly and operationally flexible family of aircraft. Should Bombardier decide to proceed with the development of this family of aircraft, it would offer mainline airlines, both the fast-growing low-cost carriers and network carriers, a 110- to 130-passenger family of aircraft with superior range and economics as well as operational flexibility. Bombardier believes that this market segment is not well served by any aircraft in production today. Mainline airlines currently rely on aging Boeing DC9, MD80 and Classic 737 aircraft and on British Aerospace BAE-146 aircraft for the lower end of the 100- to 150-passenger segment capacity. There are more than 6,000 aircraft in service in this segment today, 4,000 of which are scheduled to retire in the next 20 years. No other aircraft manufacturer is currently designing a truly innovative and economical replacement product whose design point is specifically focused on this segment. The expected superior range of the *CSeries* aircraft would allow low-cost carriers to serve more and smaller city pairs point-to-point and provide expanded hub opportunities for the network carriers, both of which should stimulate passenger demand.

The *CSeries* family would offer two size variants, 110 and 130 seats, all in economy seating, and each size variant would be available with range flexibility per individual airline requirements between 1,800 (short-haul) and 3,000 (transcontinental) nautical miles. If the program is launched during the first half of fiscal year 2006, initial deliveries are expected to begin in 2010.

Bombardier estimates the market for the 100- to 150-passenger commercial aircraft segment to be approximately $250 billion, or approximately 5,800 aircraft, over the next 20 years.

Total development costs are estimated at $2.1 billion. If the program is launched, the Corporation's objective is to have the funding for the development costs of the *CSeries* financed evenly (one-third each) between suppliers, governments and Bombardier.

In March 2005, the Board of Directors of the Corporation approved an authority to offer whereby Bombardier will offer the new *CSeries* family of aircraft to customers. The authority to offer is an important step in the process that could lead to the aircraft program launch. Prior to launch, Bombardier will seek firm commitments from potential customers, suppliers and government partners. The Corporation is expected to decide on whether to proceed with the manufacturing of the *CSeries* in fiscal year 2006.

V Aircraft services

Bombardier provides a broad range of services to customers, including parts logistics, customer training and aircraft maintenance. Bombardier is also associated with authorized service centres worldwide, that provide complete services to operators. Bombardier also offers a fractional ownership program as well as hourly flight entitlement programs.

PARTS LOGISTICS

Bombardier provides worldwide spare parts support, including regular parts shipments, aircraft on ground service, lease programs, rotable management programs, surplus sales and customer-owned repair. Customers are currently served:

- for business aircraft, from two distribution centres in Wichita and Montréal, from Bombardier-owned service centres in Wichita, Tucson, Hartford, Fort Lauderdale, and Dallas, and from depots in London, Singapore, Sydney, and Frankfurt; these facilities are also used to serve customers' "over-the-counter" needs; and
- for regional aircraft, from four distribution centres in Detroit, Paris, Sydney and Beijing.

Parts logistics continues to be a focus for Bombardier. Following the creation of a new parts logistics organization in January 2004, focus has been placed on the consolidation and integration of the existing regional aircraft and business aircraft spare parts organizations. Progress has been made in the establishment of two new centrally located distribution warehouses in Chicago and Frankfurt, both of which are expected to be fully operational in fiscal year 2006. Progress in improving parts availability and reducing delivery times has also been made, contributing to an increased level of customer satisfaction.

The parts logistics organization supports the parts requirements of all Bombardier customers for the life of the aircraft. Spare parts demand is driven by the size of the fleet of Bombardier aircraft and by the number of hours flown by such a fleet. The continued growth of the installed fleet should contribute to growth in spare parts demand.

Bombardier competes with various large and small suppliers of aerospace parts. Bombardier's competitive strengths include the availability of all spare parts for its aircraft. Bombardier is also at an advantage offering Original Equipment Manufacturer ("OEM") certification along with OEM technical advice. Bombardier also offers a number of spare parts programs for customers including the *Smart Parts* program, which allows customers to purchase spare parts on a "cost-per-flight-hour basis."

FRACTIONAL OWNERSHIP PROGRAMS

Through the North American *Flexjet* program, owners purchase shares of aircraft with operations and support including flight crew, maintenance, hangar fees and insurance. The North American *Skyjet* program offers both on-demand and flight time entitlement charter services. Through the *Skyjet International* program, which serves the European, Asian, and Middle Eastern markets, customers purchase hours of flight time entitlement instead of shares of aircraft. The *Skyjet* program arranges for its customer's business jet charter with selected air charter operators.

The North American *Flexjet* program has partnered with Delta AirElite Business Jets, a subsidiary of Delta Air Lines, to market and sell the *Flexjet* membership card program (25-hour block of flight time entitlement on the *Flexjet* fleet).

The number of customers owning shares of aircraft or with an hourly flight time entitlement, excluding customers serviced by Delta AirElite Business Jets, were as follows as at January 31:

	2005	2004
Customers owning shares of aircraft	593	627
Customers with an hourly flight time entitlement	219	140

The net decrease in customers owning shares of aircraft is offset by an increase in customers with an hourly flight entitlement:

- The net decrease of 34 customers owning aircraft shares is mainly due to the rationalization by customers of their available capacity and the evaluation of other travel options, including purchase of hourly flight entitlements.
- The net increase of 79 customers with an hourly flight entitlement is mainly due to an increase in customers entering the *Skyjet* Card program (25-hour block of flight time entitlement) and the continued strengthening of the business aircraft market.

The North American *Flexjet* program included 79 aircraft in service in North America as at January 31, 2005, compared to 100 aircraft as at January 31, 2004. The 21% decrease is due to a combination of the *Learjet 31A* aircraft being phased out of the *Flexjet* program as well as operational improvements that have allowed *Flexjet* to more closely align aircraft in service to net cumulative shares sold.

CUSTOMER TRAINING

Bombardier offers a complete range of pilot and maintenance training programs for *CRJ* Series aircraft in Montréal and in Berlin through a joint venture.

Bombardier is the only business jet manufacturer to directly provide customized pilot and maintenance training, as well as ancillary training. The training centres are located in Montréal and at the Dallas/Forth Worth International Airport.

In addition, Bombardier provides maintenance and support services for military pilot training including the NATO Flying Training in Canada ("NFTC") program, which is in full operation with Canada, Denmark, the U.K., the Republic of Singapore, Italy and Hungary as participating nations.

AIRCRAFT MAINTENANCE

Bombardier offers maintenance services for its business aircraft customers at its four exclusive centres located in Fort Lauderdale, Hartford, Wichita and Dallas, as well as at a service centre located in Berlin, which is a joint venture with Lufthansa. In addition, Bombardier offers maintenance services to its business and regional aircraft customers at two centres, located in Tucson and Bridgeport.

Bombardier is also associated with 30 authorized service centres worldwide, of which 28 centres are for business aircraft and two for regional aircraft, that provide complete services to operators.

Transportation

/ Overview

ACHIEVEMENTS

- Successful implementation of the initial phase of the restructuring initiative to improve its cost structure and address excess production capacity.
- Strengthening of project management function to reinforce financial and engineering controls.
- Entry into service of new products such as the AGC (Autorail Grande Capacité) multiple units family in France, and the homologation of the *TRAXX* multi-system locomotive.
- Continued leading position in rolling stock, with the delivery of more than 3,500 railway cars during fiscal year 2005, including the 1,500th double-deck coach to Deutsche Bahn AG ("DB"); the 1,000th Class 481 electric multiple unit ("EMU") car to S-Bahn, Berlin; the 500th M-7 EMU car to the Metropolitan Transportation Authority ("MTA"), New York; and the 200th E464 locomotive in Italy.
- *Electrostar* trains have proven to be very reliable newly built EMUs in the U.K., as well as a very strong reliability performance of the R142 rapid cars on the MTA network during fiscal year 2005.

RESTRUCTURING INITIATIVE

On March 16, 2004, the Board of Directors approved a restructuring initiative to reduce the cost structure of the transportation segment. This initiative contemplated a workforce reduction of 6,600 positions, 5,100 of which were permanent positions. As a result of the recent slowdown in European market demand, the restructuring plan was enlarged during the third quarter of fiscal year 2005 (the "enlarged plan") in order to maintain the Corporation's competitiveness. The enlarged plan now contemplates additional proposed workforce reductions for a net total of 7,300 permanent positions. The planned reduction in the total workforce, including contractual employees, is 7,600 positions, net of expected new hirings.

The Amadora (Portugal) site and the Doncaster (U.K.) site ceased manufacturing activities in May and June 2004 respectively, both ahead of schedule. The Derby Pride Park site in the U.K. ceased manufacturing operations as planned in December 2004. The following sites are expected to cease manufacturing activities in fiscal year 2006:

- Pratteln (Switzerland) in the second quarter;
- Ammendorf (Germany) in the fourth quarter;
- Kalmar (Sweden) in the fourth quarter; and
- Wakefield (U.K.) in the fourth quarter.

Approximately 4,000 positions, net of new hires, including contractual employees have been eliminated as at January 31, 2005.

The costs and net cash outflows related to the proposed enlarged plan for fiscal years 2004 and 2005 and expected for fiscal years 2006 and 2007 are as follows:

	ACTUAL 2004	ACTUAL 2005	EXPECTED 2006-2007	EXPECTED TOTAL
Severance and other involuntary termination	$161	$142	$ 38	$341
Other[1]	188	30	58	276
	$349	$172	$ 96	$617
Net cash outflows	$ –	$147	$326	$473

[1] Comprised of property, plant and equipment write-downs, lease termination and environmental costs, as well as other costs.

The total cost of the restructuring initiative, initially estimated at $583 million, is now expected to amount to $617 million. The incremental costs of the enlarged plan, essentially comprised of severance and other involuntary termination costs, and the negative effect of the weakening of the U.S. dollar compared to the euro and other western European currencies, were mostly offset by lower severance and other involuntary termination costs incurred under the original plan compared to the previous estimates. These lower costs are mainly due to tight management of the workforce reduction and efficiency in restructuring activities, as well as expected higher proceeds on asset disposals.

ANALYSIS OF RESULTS

REVENUES
(IN BILLIONS OF $)


8.0
7.0
6.0
5.0
F2003
F2004
F2005

EBIT MARGIN BEFORE SPECIAL ITEMS
(IN %)


3.0
2.0
1.0
0.0
2.2
0.6
0.4
F2003
F2004
F2005

	2005	2004
Segmented revenues		
Rolling stock [1]	$5,622	$4,969
Services [2]	1,270	1,189
Other [3]	692	796
Total revenues	7,584	6,954
Cost of sales	6,850	6,136
Margin	734	818
Operating expenses [4]	563	621
EBITDA before special items	171	197
Amortization	138	158
EBIT before special items	33	39
Special items	(172)	(349)
EBIT	$ (139)	$ (310)
(AS A PERCENTAGE OF TOTAL REVENUES)		
Margin	9.7%	11.8%
EBITDA before special items	2.3%	2.8%
EBITDA	–	(2.2%)
EBIT before special items	0.4%	0.6%
EBIT	(1.8%)	(4.5%)

[1] Comprised of mainline, metro, light rail vehicles ("LRV"), locomotives, propulsion and bogies revenues.
[2] Comprised of maintenance contract revenues, spare parts and logistics management revenues as well as vehicle and component overhaul revenues.
[3] Comprised of the total transit systems ("TTS"), and rail control solutions divisions revenues, excluding the rolling stock portion of TTS orders manufactured by other divisions within the transportation segment.
[4] Comprised of selling, general and administrative and research and development expenses.

Segmented revenues by geographic region

	2005		2004	
Europe	$6,266	83%	$5,475	79%
North America	918	12%	1,067	15%
Asia-Pacific	336	4%	296	4%
Other	64	1%	116	2%
	$7,584		$6,954	

Revenues

The $653-million increase in rolling stock revenues is mainly due to:

- the positive effect of foreign currency fluctuations resulting from the weakening of the U.S. dollar compared to the euro and other western European currencies, amounting to approximately $365 million; and
- higher revenues on mainline contracts in the U.K., France and Austria, due to a higher level of activities compared to last fiscal year.

Partially offset by:

- lower revenues from the locomotives division, mainly due to a lower level of activities and contract adjustments; and from the LRV division, mainly due to a lower level of activities compared to last fiscal year.

The $81-million increase in services revenues is mainly due to the above-mentioned positive effect of foreign currency fluctuations amounting to approximately $95 million.

The $104-million decrease in other revenues is mainly due to:

- contract adjustments recorded in the first quarter of fiscal year 2005 on TTS contracts. These adjustments relate to cost estimate revisions for the completion of a limited number of contracts, mainly arising from unforeseen technical issues and cost overruns; and
- lower revenues in North America due to a lower level of activities.

Partially offset by:

- the previously mentioned positive effect of foreign currency fluctuations amounting to approximately $40 million.

Margin

The 2.1% decrease in the margin percentage is mainly due to the deterioration in the profitability of certain significant contracts during the fourth quarter of fiscal year 2004 and the first quarter of fiscal year 2005, which are now accounted for at a lower margin.

Margins for the first quarter of fiscal year 2005 and the fourth quarter of fiscal year 2004 were negatively impacted by contract adjustments related to revisions of estimates for the completion of certain contracts. In addition, the margin for the fourth quarter of fiscal year 2004 was negatively impacted by a charge related to the settlement of all outstanding claims in connection with the Amtrak Acela high-speed trainset contracts.

Operating expenses

The $58-million decrease is mainly due to:

- lower selling, general and administrative expenses, resulting mainly from the positive effects of various restructuring and cost-reduction initiatives.

Partially offset by:

- the weakening of the U.S. dollar compared to the euro and other western European currencies, amounting to approximately $35 million.

Amortization

The $20-million decrease is mainly due to:

- a lower property, plant and equipment base as a result of significant write-downs recorded during the fourth quarter of fiscal year 2004 as part of the previously discussed restructuring initiative.

Partially offset by:

- the weakening of the U.S. dollar compared to the euro and other western European currencies, amounting to approximately $10 million.

On September 28, 2004, the Corporation reached a settlement with DaimlerChrysler AG on all outstanding disputes arising from its acquisition of DaimlerChrysler Rail Systems GmbH ("Adtranz"), resulting in a payment to Bombardier of €170 million ($209 million). In fiscal year 2002, the Corporation had recorded a purchase price adjustment of €150 million as a reduction in the goodwill on the acquisition of Adtranz in connection with these disputes. The additional €20 million ($25 million) has been recorded as a further reduction of goodwill.

ORDERS AND BACKLOG

Bombardier received the following major orders during fiscal year 2005:

CLIENT	PRODUCT	NUMBER OF CARS	ROLLING STOCK	SERVICES	OTHER
French National Railways ("SNCF"), France	High-capacity trains, AGC type	324	$474	$ –	$ –
Yong-In, Korea	Fully-automated rapid transit system	30	67	–	253
Ministry of Railways of China	High-speed trains	160 [1]	263	–	–
MTA/Metro-North Railroad, U.S.A.	Electric multiple units	120	206	–	–
Spanish National Railways ("RENFE"), Spain	14 years maintenance of very high-speed trains	32	–	159	–
Belgian National Railways ("SNCB"), Belgium	Double-deck passenger cars	70 [2]	138	–	–
Madrid Metro, Spain	*CITYFLO* 450 CBTC-ATC solution	–	–	–	135
RENFE, Spain	High-speed power heads (variable gauge)	44	122	–	–
Porterbrook Leasing Ltd., U.K.	Refurbishment of class 455 electric multiple units	364	–	114	–

[1] Total number of contracted cars, Bombardier and joint venture partner combined. Total contract value is $424 million.
[2] Total number of contracted cars, Bombardier and consortium partner combined. Total contract value is $222 million.

Benefiting from its global presence, Bombardier received in addition to the major orders presented in the table above, several important mid-size orders for rolling stock, services and rail control solutions in Austria, Australia, France, Germany, Israel, Spain, Thailand and the U.K.

Bombardier Transportation's order backlog was as follows as at January 31:

(IN BILLIONS OF DOLLARS)	2005	2004
Rolling stock	$11.4	$13.9
Services	4.8	4.8
Other	5.1	5.0
	$21.3	$23.7

Order intake during fiscal year 2005 totalled $4.4 billion, of which $2.7 billion, $1.0 billion and $700 million related respectively to rolling stock, services and other. The decrease in the value of the order backlog reflects an excess of revenues recorded over order intake, partially offset by the positive impact of a foreign exchange adjustment of approximately $800 million, mainly due to the weakening of the U.S. dollar compared to the euro and other western European currencies.

BACKLOG
(IN BILLIONS OF $)


30.0
20.0
10.0
0.0
5.0
4.8
13.9
5.1
4.8
11.4
F2004
F2005
Other
Services
Rolling stock

LABOUR RELATIONS AND WORKFORCE

The total number of employees as at January 31 was as follows:

	2005	2004
North America	6,250	7,000
Europe	24,500	27,800
Other	820	800
	31,570 [1]	35,600 [1]

[1] Including 2,200 and 3,000 contractual employees for fiscal years 2005 and 2004 respectively.

The decrease of 11% in the total number of employees is mainly due to the restructuring initiative.

WORKFORCE
(NUMBER OF EMPLOYEES)


40,000
30,000
20,000
10,000
0
32,884
35,600
31,570
26,000
27,800
24,500
6,000
884
7,000
800
820
F2003
F2004
F2005

Europe
North America
Other
Total

In North America and Europe, 40% and 75% respectively of the employees were covered by collective agreements as at January 31, 2005. During fiscal year 2005, 38 collective agreements covering approximately 7,200 employees were successfully negotiated for clerical and production employees throughout Europe; of the 38 collective agreements, 25 are industry-wide agreements. During fiscal year 2006, 46 collective labour agreements are up for renewal for clerical and production employees, covering approximately 15,200 employees.

During fiscal year 2005, six collective agreements covering approximately 1,700 employees were successfully negotiated for clerical and production employees throughout North America. During fiscal year 2006, seven collective agreements covering approximately 1,500 employees are up for renewal for clerical and production employees.

MARKET OVERVIEW

The worldwide rail industry is comprised of rolling stock, services, total transit systems and rail control solutions, including rail-related telecommunication equipment. The worldwide rail market relevant to Bombardier is the market accessible to open bid competition, excluding the North American freight locomotive and wagon markets, segments in which Bombardier has no product offering. In addition, Bombardier has modified its definition of the services market by excluding the Japanese market and reassessing the European market (by excluding the fleet which has reached the end of its life cycle (more than 40 years old)), consistent with industry practice.

The worldwide Bombardier-relevant market, by market segment, based on total annual orders received was as follows:

	CALENDAR YEAR	
(IN BILLIONS OF DOLLARS)	2004	2003
Rolling stock	$14.0	$13.1
Services	13.7	12.4
Other	7.7	9.3
	$35.4	$34.8

In calendar year 2004, the value of total orders awarded in the worldwide market relevant to Bombardier was $35.4 billion, compared to $34.8 billion in calendar year 2003. Excluding the impact of the weakening of the U.S. dollar compared to the euro and other western European currencies ("currency impact"), the market would have decreased by 7%.

The worldwide Bombardier-relevant market, by geographic region, based on total annual orders was as follows:

	CALENDAR YEAR			
	2004		2003	
(IN BILLIONS OF DOLLARS)	TOTAL MARKET	(IN %)	TOTAL MARKET	(IN %)
Europe	$22.1	62	$24.4	70
North America	5.0	14	4.7	13
Asia-Pacific	5.2	15	3.0	9
Other	3.1	9	2.7	8
	$35.4		$34.8	

- Europe remained the largest geographic market, despite a decrease of $2.3 billion in orders compared to 2003. Excluding the currency impact, the decrease is $4.1 billion. Postponement of major rolling stock orders and the completion of a major replacement program in the U.K. are the main reasons for the decrease.
- The reduction in Europe has been partially offset by growth in Asia-Pacific, mainly China, where major orders for passenger railcars and freight locomotives have been placed.
- Excluding the currency impact, the North American and Other markets remained essentially unchanged compared to calendar year 2003.

- Bombardier's market share in terms of orders was 11% in calendar year 2004, down from 30% in calendar year 2003, (17% excluding the one-time impact of the London Underground Project in 2003). Although Bombardier retained its average market share in most countries, the slowdown in some of Bombardier's major markets, such as Germany and the U.K., led to a significant reduction in orders in these countries, resulting in a decrease in Bombardier's combined market share.
- The accessible worldwide rail market is expected to grow at a compound annual growth rate ("CAGR") of between 0% and 2% over the next three years.

II Rolling stock

Rolling stock products include light rail vehicles, metro cars, commuter and regional trains, intercity and high-speed trains, locomotives, bogies, propulsion and train controls for the vehicles.

PRODUCT DEVELOPMENT

- In China, Bombardier achieved a breakthrough order of 20 eight-car high-speed trainsets from the Ministry of Railways of China, with deliveries starting in mid-2006. This new train type is evidence of the successful migration of proven technology from Europe to China, and strengthens Bombardier's position in the Chinese intercity train market.
- In Spain, Bombardier completed product introduction and testing of 32 RENFE AVE high-speed power heads for the fastest serial locomotive in the world. The trains are to operate with a maximum speed of 330 km/h. Certification by the customer, RENFE, is in progress.
- Following a design adaptation for the southern European market, Bombardier received LRV orders from Marseille, France and the first contract for the delivery of the proven *FLEXITY* Classic low-floor trams outside Europe was received from Adelaide, Australia.
- In Switzerland, Bombardier successfully finalized the homologation of the *TRAXX* F140 MS locomotive for cross-border traffic between Switzerland and Italy, one of the fastest-growing rail freight routes in Europe. The *TRAXX* F140 MS locomotive is the first multi-system locomotive provided to SBB Cargo. The *TRAXX* F140 MS is the multi-system variant of the *TRAXX* locomotive platform and is powered by the newly developed *MITRAC* 3000 multi-system propulsion.

ORDER BACKLOG

Bombardier recognizes revenues using the percentage-of-completion method based on actual cost incurred compared to total costs anticipated for the entire contract. The order backlog segmented by percentage of completion was as follows as at January 31:

(IN BILLIONS OF DOLLARS)	2005	2004
0% to 25%	$ 5.4	$ 4.1
25% to 50%	2.7	2.6
50% to 75%	1.8	3.2
75% to 100%	1.5	4.0
	$11.4	$13.9

The evolution of the categories is mainly due to contracts in the later stages of completion not being fully replaced by new orders received during fiscal year 2005.

MARKET DRIVERS

The demand for rolling stock is driven primarily by vehicle replacement needs in the European and North American mature markets and by the addition of new lines or new transit systems in the Asian emerging markets. Infrastructure investment is one of the leading indicators for demand in rolling stock. In addition, the liberalization of the rail market is expected to continue to positively influence the rail market with the emergence of new rail freight and passenger operators.

The rolling stock fleet can be broadly defined either by its mainline applications (commuter, regional and intercity services) or mass transit services (metro, light rail and automated systems).

Mainline

The worldwide mainline rolling stock fleet was as follows for calendar year 2004:

	NUMBER OF CARS	(IN %)
Europe	178,000	36
North America	35,000	7
Asia-Pacific	170,000	35
Other [1]	107,000	22
	490,000	

[1] Including the Community of Independent States.
Sources: Union Internationale des Chemins de Fer, World Bank, and Bombardier research.

Europe has the largest installed base of the worldwide mainline fleet, followed by Asia-Pacific. Western Europe alone accounts for 145,000 cars, with 19% of its fleet above the 30-year replacement threshold and another 30% reaching life expectancy during the next decade. The addition of high-speed and very high-speed lines throughout Europe and Asia-Pacific is also increasing the demand for high-speed trains, with the latest technologies in propulsion and train control systems.

During calendar year 2004, pressure on public budgets led governments to decrease spending and infrastructure investments in Europe, resulting in an increase in major refurbishment programs to extend vehicle life. The impact was to reduce demand for new build rolling stock.

Mass transit

The worldwide mass transit fleet consists of approximately 62,000 metro cars and approximately 45,000 light rail vehicles. There are approximately 100 metro systems worldwide, with New York and London having the largest installed fleets. More than 50% of the light-rail fleet is located in Europe, with Germany representing 14% of the worldwide fleet.

The demand for rolling stock in the mass transit segment is primarily driven by extensions to existing systems and replacement needs in Europe and North America, and by new transit systems in Asian and Middle Eastern countries, as a result of economic growth and urbanization. Between 20% and 25% of the European metros and LRV fleets are above replacement threshold age and another 30% will reach their life expectancy during the next decade.

COMPETITION

Bombardier has two major global competitors, Alstom SA ("Alstom") and Siemens AG ("Siemens"). Both are active in the same markets as Bombardier.

Ansaldobreda Spa Transport ("Ansaldo") is also a full line supplier, with established bases in Italy and other European countries. Construcciones y Auxiliar de Ferrocarriles SA ("CAF"), Patentes Talgo SA, and Stadler Rail AG are specialized in the field of passenger cars, mainly in Europe. CAF and Talgo are also active in the U.S.A. Vossloh AG is active in the field of diesel locomotives and propulsion, among others.

Japanese suppliers like Kawasaki Heavy Industries, Ltd., Mitsubishi Electric Corporation and Toshiba Corporation are competing mostly in Asia and the U.S.A. in the rolling stock or electrical propulsion segments. Rotem Company is a Korean manufacturer of passenger rolling stock active in Asia, the U.S.A. and Europe.

Bombardier has traditionally maintained project-based business relationships with most of its competitors, especially in Europe.

Bombardier's key competitive advantage is its manufacturing expertise and its unmatched passenger rolling stock product portfolio, which comprises all train types and major subsystems, ranging from single to double-deck, multiple units and loco-hauled trains, electric and diesel propulsion, steel and aluminium carbodies, bogies, from urban application up to very high-speed.

MARKET SHARE

The worldwide rolling stock market relevant to Bombardier, based on total annual orders, by geographic region, and Bombardier's market share were as follows:

				CALENDAR YEAR
		2004		2003
(IN BILLIONS OF DOLLARS)	TOTAL MARKET	BOMBARDIER MARKET SHARE [1]	TOTAL MARKET	BOMBARDIER MARKET SHARE [1]
Europe	$ 9.4	36%	$11.1	42%
North America	0.7	43%	0.6	44%
Asia-Pacific	3.4	11%	0.9	22%
Other	0.5	9%	0.5	8%
	$14.0	32%	$13.1	39%

[1] Bombardier's annual market share calculation is based on an average of the total value of orders received compared to the total market during the past three years, consistent with industry practice. Market share calculations do not include European freight wagons, since Bombardier has decided to exit this business.

- Excluding the currency impact, the total worldwide rolling stock market remained essentially unchanged compared to calendar year 2003.
- Europe remained the largest market for rolling stock. Orders placed decreased by $1.7 billion year-over-year ($2.5 billion excluding the currency impact). Major projects have been postponed, particularly in Germany and the U.K. Increased orders in France, Spain and Italy have partially offset this decrease.
- The North American passenger rolling stock market remained essentially unchanged at below historical levels. A number of major procurements planned for calendar year 2004 have been delayed into calendar year 2005 or beyond.
- The increase in orders in Asia-Pacific is mainly due to higher orders in China, relating to intercity, locomotive and metro car orders.
- Bombardier retained its average market share in most European countries. The significant drop in orders in Germany and the U.K. resulted in a decrease of Bombardier's combined European market share. Germany and the U.K. placed only 6% of the orders in Europe, compared to the historical average of 38%.
- The decrease in market share in Asia-Pacific is mainly due to Bombardier deciding not to participate in bids for diesel and electric freight twin-locomotives in China.

OUTLOOK

The total European rail market is expected to remain unchanged next year, with a recovery of the German market and an increase in demand from the European Union's new accession countries in central and eastern Europe, mainly offset by a slowdown in some other western European countries.

In North America, expected large rapid transit orders should increase market volume over the next few years back to historical averages of approximately $1.0 billion.

In Asia-Pacific, the rolling stock market is expected to decrease next calendar year. This market depends mainly on the award of intercity, metro and high-speed rail orders in China.

The worldwide accessible rolling stock market is expected to remain essentially unchanged over the next three years.

III Services

Bombardier provides a full range of railway services. These include total train maintenance, technical support, spares and logistics management, car re-engineering/heavy overhaul and component re-engineering/overhaul.

PRODUCT DEVELOPMENT

Bombardier has developed a number of maintenance optimization techniques to improve fleet availability and reliability. Published reliability data consistently shows that the *Electrostar* trains, maintained by Bombardier, are very reliable newly built EMUs in the U.K. Very strong reliability performance has also been achieved in New York City with vehicles for the MTA.

MARKET DRIVERS

The emergence of new private operators, rolling stock leasing companies and the increase in outsourcing of rail servicing activities by national rail operators are the key drivers of growth for the accessible services market. Nevertheless, the pace of outsourcing has been slower than expected, as national railway operators, who have over the years built up extensive capability and resources for the servicing of their fleets, still perform a major portion of vehicle maintenance and refurbishment in-house.

Positive trends include the increase in refurbishment activities to extend vehicle life, both in western Europe and in the European Union's new accession countries, and the outsourcing of fleet maintenance and spare parts management, particularly for new-generation equipment including high-speed trains across Europe.

COMPETITION

As in the rolling stock segment, Bombardier has two main competitors in the field of rail services, Alstom and Siemens, that also offer a full range of services. The other rolling stock manufacturers are also active in the services segment. Railway operators, subsystem and component suppliers as well as third party service providers are also major participants in this highly fragmented market.

Bombardier's main strategic advantage is its large rolling stock installed base in key markets and its fleet maintenance expertise. Intellectual property rights, an extensive materials supply chain and proven capability ensure Bombardier's competitiveness in the services segment.

MARKET SHARE

Bombardier has modified its definition of the services market by excluding Japan and reassessing the European market (excluding the fleet more than 40 years old), consistent with industry practice.

Based on this definition, the worldwide accessible rail services market is valued at approximately $13.7 billion for calendar year 2004, compared to $12.4 billion the previous year. Excluding the currency impact, the services market grew by 2%. The geographic split of the market is similar for both calendar years. Europe is the largest market for services with approximately 56% of the accessible worldwide market, followed by North America at approximately 22%, Asia-Pacific at 6% and Other at 16%.

Bombardier maintained its leadership position in a highly fragmented market with a market share of 9%, unchanged from last year. Market share calculations are based on annual revenues generated in the accessible market. Approximately 90% of Bombardier's services activities are located in Europe.

OUTLOOK

In calendar year 2005, the accessible services market is expected to grow slightly above calendar year 2004 levels. The worldwide accessible services market is expected to grow at a CAGR of between 2% and 5% over the next three years. Factors that will impact the growth rate include the pace of outsourcing of services activities, the continued progress of rail liberalization, and the emergence of new private passenger and freight operators in Europe. Bombardier is well positioned to benefit from this growth by having the largest installed rolling stock base and the highest new rolling stock delivery rates.

IV Other

Total Transit Systems

Bombardier develops, designs, builds and maintains complete transportation systems, from high-capacity urban transit systems to fully automated people movers and monorail systems. Bombardier also operates and maintains fully automated systems.

In fiscal year 2005, Bombardier put into service the Las Vegas Monorail system in the U.S.A., the Nottingham Express Transit Line 1 in the U.K. and the light rail transit system for the City of Eskisehir in Turkey. In addition, with the financial close of the 35-year concession project in Yong-In, Bombardier, in a consortium with local contractors, was awarded a contract for the first transportation system in Korea, with 100% of project financing committed at the time the implementation agreement was signed. Lastly, Bombardier successfully upgraded the existing train control at Seattle-Tacoma International Airport, with its *CITYFLO* 650 radio-based automated train control without disruption to passenger service and ahead of schedule.

MARKET DRIVERS

Urbanization, growing population and economic wealth, as well as the commitment of countries worldwide to improve rail transportation systems, are key drivers and all expected to contribute to future growth.

COMPETITION

Bombardier's global competitors such as Alstom and Siemens, have established total transit systems capabilities.

In addition, engineering, procurement and construction companies, like Bechtel Corporation, SNC-Lavalin Inc. and Dragados S.A., are also active in the field of rail project development.

Mitsubishi Heavy Industries, Ltd., Poma-Otis Transportation Systems and Doppelmayr Cable Car GmbH are Bombardier's main competitors in the field of automated people movers. Hitachi and KL Monorail are active in the monorail market.

Bombardier is well positioned in this market, since it is the world leader in the design, manufacture, commissioning, operation and maintenance of automated people movers and advanced rapid transit systems. These systems allow for highly reliable unattended train operation in high passenger traffic airports and urban areas. Bombardier's product portfolio for automated systems comprises both rubber tire and steel wheel solutions, as well as conventional and innovative electric propulsion technologies.

MARKET SHARE

The worldwide total transit systems market is valued at approximately $700 million, compared to $7.9 billion last calendar year. The decrease of $7.2 billion is mainly due to the record high in calendar year 2003, when the London Underground Public-Private Partnership Project of $5.7 billion was awarded, and to a very low level of activities in calendar year 2004, with only two significant newly built systems contracted, one in Korea and the other in Dubai. Average annual market size for total transit systems over the last five years was $3.9 billion, which includes systems integration, engineering and project-related services, and equipment supplies like rolling stock, automation, signalling as well as operations and maintenance.

Asia-Pacific was the largest market for total transit systems in calendar year 2004 with approximately 57% of the worldwide total transit systems market, followed by Europe at approximately 29% and Other at 14% (Europe at 83%, Asia-Pacific at 13% and North America at 4% respectively for the previous year).

With a 40% market share in calendar year 2004, compared to 44% the previous year, Bombardier retained its leadership position in the total transit systems market. Bombardier's annual market share calculation is based on an average of the total value of orders received compared to the total market during the past five years, consistent with industry practice. Total market and market share include the complete scope of TTS orders, including rolling stock and signalling, as this represents the size of the rail market covered by turnkey contracts.

OUTLOOK

- Continued pressure on public funding and on government budgets is expected to contribute to the implementation of new models for financing and operating public transport. The share of turnkey contracts for newly built systems is also expected to increase due to the trend toward driverless operations for mass transit systems.
- With the expected award of certain major orders, the TTS market is expected to exceed $1.5 billion for each year of the next three years.

Rail Control Solutions ("RCS")

Bombardier's rail control solutions products cover the mass transit and mainline markets. Mass transit solutions extend from manual to fully automated systems and communication-based systems. Mainline solutions range from conventional systems to European Rail Traffic Management System ("ERTMS") technology.

- Bombardier achieved final acceptance of the *EBI* Cab driver's cabin in Germany. The acceptance of this ERTMS-compatible product is a significant development, opening the way to supply the German market and to leverage synergies with other divisions. In Italy, RCS finalized the development of *EBI* Link wayside equipment for a contract using ERTMS technology.
- The continuous investment in the development of ERTMS products also led to contracts in 2004 in Europe and Asia. In Korea, RCS was awarded an ERTMS order for onboard Automatic Train Protection systems and wayside systems.
- Following the progress made on a pilot project in Mannheim, Germany, an agreement was signed with DB to supply computer-based interlockings ("CBI"). This agreement is a breakthrough to becoming a CBI supplier in Germany for DB, a market previously inaccessible for Bombardier, and secures its position in the German CBI market for at least the next 10 years.
- The first contract in Europe for *CITYFLO* 450 automated communication-based signalling solution was awarded to Bombardier by Metro Madrid. The new system will overlay the existing signalling systems without any traffic interruptions. The scope of the contract is to supply, install, test and commission the *CITYFLO* 450 solution for Lines 1 and 6, covering a total of 40.2 km and 54 stations.

MARKET DRIVERS

- The main drivers of the signalling market are migration from analog technology to computer-based technology, standardization in the mainline market, and automation and driverless operation in the mass transit segment.
- The majority of the existing mainline signalling and control infrastructure is based on systems developed and implemented approximately 30 years ago. In order to increase capacity on strategic rail routes and upgrade lines to higher speed, signalling technology has migrated to more reliable computer-based technology.
- Wayside technology migration is then followed by the replacement of onboard equipment of partial or complete existing fleets.

- ERTMS, the new European standard for train control systems, opens previously closed markets as it will replace large installed country-specific systems and constitutes a prerequisite for European cross-border traffic. ERTMS-compliant products will become the norm within Europe and will be increasingly accepted outside of Europe. The growth of ERTMS in Europe has been largely driven by European Union funding to national operators.
- Within the mass transit segment, there is a move towards greater automation and driverless operation, particularly Communication-Based Train Control ("CBTC") systems, which satisfy customer demands for increased capacity and minimal operational disruption during implementation.

COMPETITION

Major competitors in the market for rail control solutions are Alstom, Siemens and Ansaldo. Additionally, companies specializing in rail signalling, such as Alcatel SA and Invensys plc, are also active in this market.

Bombardier is well positioned in the mass transit segment with its leading-edge technology, and achieved a breakthrough for communication-based train control solutions by winning the contract for Metro Madrid, Lines 1 and 6.

In the mainline segment, Bombardier has a comprehensive product portfolio to serve western European countries and has competitive advantages in growth markets, such as Poland and Russia, resulting from successful joint ventures with local signalling suppliers.

Bombardier continues to invest in the development of ERTMS products to secure its long-term competitive position across all markets.

MARKET SHARE

The worldwide market for rail control solutions and telecommunications accessible to international competition is estimated at $7.0 billion in calendar year 2004, compared to $6.4 billion the previous year. Excluding the currency impact, the market remained essentially unchanged. Europe is the largest market, with approximately 70% of the accessible worldwide market, followed by North America with approximately 18%, Asia-Pacific 9% and Other 3%. The geographical split of the market is similar for both calendar years. Lower order levels from Germany were partially offset by infrastructure investments in southern and eastern European countries.

Bombardier's market share, based on total annual orders received, increased to 8% in calendar year 2004 compared to 6% the previous year, mainly due to a significant increase in the mass transit segment, with, among others, orders in Spain, Romania and Portugal.

OUTLOOK

In calendar year 2005, the worldwide rail signalling market is expected to remain essentially at the same level as in calendar year 2004. The market is expected to grow at a CAGR of between 0% and 2% over the next three years.

I Overview

PORTFOLIOS

BC's portfolios are comprised of the following:

CONTINUED PORTFOLIOS	DESCRIPTION
Inventory finance	BC provides floorplan financing on a secured basis to retailers mainly for manufacturing housing, marine products and motorized recreational vehicles.
Receivable financing	BC provides receivable financing to the acquirer of the Corporation's former recreational products segment ("BRP").
Commercial aircraft	BC provides interim financing support to Bombardier Aerospace regional aircraft customers until permanent third-party financing is arranged. BC also provides long-term third-party lease financing for trade-in commercial aircraft, in connection with new commercial sales.
WIND-DOWN PORTFOLIOS	
Business aircraft	BC provided loans and finance leases to third-party purchasers of new and pre-owned business aircraft. This portfolio also includes pre-owned aircraft with respect to trade-in business aircraft, mainly from the aerospace segment.
Manufactured housing	BC provided financing for consumers in the U.S.A. for purchases of manufactured houses.
Other	BC provided financial services mainly related to consumer finance, industrial equipment and railcar leasing portfolios.

ACHIEVEMENTS

During fiscal year 2005, BC continued to focus on leveraging its core business competencies, mainly in inventory finance, while continuing with the reduction of its wind-down portfolios. Substantial progress was made in reducing the wind-down portfolios, resulting in an improved overall risk profile for BC.

II Analysis of results

	2005	2004
Results		
Segmented revenues	$ 426	$ 493
EBT	$ 29	$ 53
Average assets under management	$4,329	$5,321
Portfolios (before allowance for credit losses)		
Inventory finance	$2,069	$1,865
Receivable financing[1]	59	63
Commercial aircraft		
Interim financing	1,000	516
Long-term leasing	218	282
	1,218	798
Total continued portfolios	3,346	2,726
Wind-down portfolios	510	930
	$3,856	$3,656

[1] Represents financing provided to BRP.

AVERAGE ASSETS UNDER MANAGEMENT

Average assets under management consist of the aggregate of the average for the corresponding periods of the on-balance sheet finance receivables and assets under operating leases (before allowance for credit losses), and the railcar leasing and other off-balance sheet portfolios.

The $992-million decrease is mainly due to:

- the reduction in the wind-down portfolios.

Partially offset by:

- an increase in the commercial aircraft interim financing and inventory finance portfolios.

OFF-BALANCE SHEET PORTFOLIOS

BC also manages an off-balance sheet railcar leasing portfolio and other off-balance sheet portfolios totalling $602 million and $29 million respectively as at January 31, 2005, compared to $651 million and $63 million respectively as at January 31, 2004. This change is mainly due to the sale of $29 million in off-balance sheet railcar operating leases as well as the continued wind-down in the other off-balance sheet portfolios.

Railcar leasing consisted of third-party freight car leasing, as well as full-service maintenance and/or management services to owners and users of freight railcars in North American markets. BC purchased freight railcars from a third-party manufacturer and subsequently entered into a sale and leaseback arrangement with a financial institution. As of fiscal year 2004, BC is no longer originating transactions in this portfolio.

In return for a market fee, BC services publicly securitized manufactured housing loan portfolios currently being wound down. The outstanding amount of these portfolios as at January 31, 2005 was $1.0 billion ($1.2 billion as at January 31, 2004).

SEGMENTED REVENUES

The $67-million decrease is consistent with the reduction in average assets under management.

EBT

The $24-million decrease is mainly due to:

- the payment of $19 million in connection with the repurchase of call options related to Putable/Callable notes due in 2013 as a result of the downgrades in the Corporation's credit ratings in November 2004; and
- the reduction in net margin resulting from the decrease in the wind-down portfolios.

Partially offset by:

- lower non-interest expenses and improved credit quality trends resulting in lower provision requirements.

III Continued and wind-down portfolios

FINANCE RECEIVABLES AND ASSETS UNDER OPERATING LEASES AND OTHER (IN BILLIONS OF $)


4.0
3.0
2.0
1.0
0.0
2.8
2.8
2.7
0.9
3.3
0.5
F2003
F2004
F2005

Continued portfolios
Wind-down portfolios

CONTINUED PORTFOLIOS

Inventory finance

The $204-million increase is mainly due to an increased demand from dealers, particularly in the marine and recreational vehicle segments.

In connection with the sale of the recreational products segment in fiscal year 2004, BC entered into an inventory financing agreement with the purchaser for a maximum amount of $750 million for a renewable period of five years. Under this agreement, BC acts as the exclusive provider of secured floorplan financing to retailers of BRP-manufactured products (excluding outboard engine products). During the term of the agreement, BC has agreed not to provide retailer secured floorplan financing related to products of direct competitors of BRP (excluding outboard engine products). As at January 31, 2005, 27.7% or $572 million of the total inventory finance portfolio was related to this agreement.

Receivable financing

In fiscal year 2004, BC entered into an agreement to provide receivable financing to BRP. The agreement is for a maximum of $115 million and expires in June 2005. BC funds receivables, subject to certain eligibility criteria, for BRP's U.S. and European subsidiaries. Funding is in U.S. dollars and currency risk is retained by BRP. The outstanding amount of the portfolio as at January 31, 2005 and 2004, relates entirely to this agreement.

Commercial aircraft

The $420-million increase is mainly due to the interim financing portfolio. The outstanding amount of the interim financing portfolio was $1.0 billion as at January 31, 2005, compared to $516 million as at January 31, 2004.

Management has established a limit of $1.0 billion outstanding for the commercial aircraft interim financing portfolio. Financing with four airlines represents approximately 79% of the total portfolio outstanding as at January 31, 2005.

In January 2005, BC established a 364-day, $1.5-billion financing facility with a third party, whereby BC can sell certain commercial aircraft interim financing receivables to a special purpose entity ("SPE"). The third-party investor has committed to fund 55% of the original finance receivables balance transferred to the SPE. As at January 31, 2005, BC has transferred $306 million of finance receivables to the SPE, in which it has retained a subordinated interest of $137 million and has provided limited credit enhancements. The retained interest portion is included in the commercial aircraft interim financing portfolio. In connection with this transaction, BC provides administrative services to the SPE in return for a market fee. This transaction had no significant impact on the consolidated statements of income. A permanent financing facility is expected to replace this 364-day facility before its maturity.

WIND-DOWN PORTFOLIOS

Significant progress was made in reducing the wind-down portfolios during fiscal year 2005. Finance receivables and assets under operating leases related to the wind-down portfolios declined 45%, or $420 million during fiscal year 2005, mainly arising from reductions in the business aircraft, manufactured housing and consumer finance portfolios as a result of loan repayments.

OUTLOOK

Continued portfolios are regularly assessed for strategic fit, profitability, funding availability and risk profile. These assessments, in addition to market and general economic conditions, may influence the orientation and future prospects of continued portfolios. BC intends to continue with the reduction of its wind-down portfolios and expects further reductions of approximately 20% over the next fiscal year.

IV Other

ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses decreased to $46 million as at January 31, 2005, from $57 million as at January 31, 2004, mainly due to overall improved credit quality trends. The allowance for credit losses as a percentage of total finance receivables was 0.5% and 7.1% as at January 31, 2005, for the continued and wind-down portfolios respectively, compared to 1.2% and 4.2% respectively as at January 31, 2004. Compared to the wind-down portfolios, the continuing portfolios warrant a lower percentage of allowance, due to a lower credit risk profile derived from credit enhancements, such as repurchase agreements, loan guarantees and better collateral and loan-to-value positions.

REAL ESTATE SERVICES

Through Bombardier's real estate services, revenues are generated from the sale of land to real estate developers, which involves the establishment of an urban residential community with integrated commercial and service infrastructures on land adjacent to the Bombardier Aerospace facilities in Montréal. Other revenues are derived from the development of Bombardier real estate assets earmarked for new uses, and from activities designed to meet the real estate needs of other Bombardier businesses.

I Financial position

BOMBARDIER

Total assets

Consolidated assets for the manufacturing segments amounted to $15.9 billion as at January 31, 2005, compared to $15.4 billion as at January 31, 2004. This increase mainly results from:

- an increase in cash and cash equivalents;
- the impact of the weakening of the U.S. dollar compared to the euro and other western European currencies, amounting to approximately $300 million;
- an increase in other assets; and
- an increase in assets under operating leases and other.

Partially offset by:

- a decrease in Bombardier's investment in BC, mainly as a result of a dividend of $450 million paid by BC to Bombardier;
- a decrease in inventories;
- a decrease in receivables; and
- a decrease in property, plant and equipment.

Receivables

Receivables amounted to $1.5 billion as at January 31, 2005, compared to $1.7 billion as at January 31, 2004. This decrease is mainly due to the reduction in claims receivable as a result of the settlement reached with DaimlerChrysler AG on all outstanding disputes arising from the Corporation's acquisition of Adtranz.

Assets under operating leases and other

Assets under operating leases and other amounted to $249 million as at January 31, 2005, compared to $86 million as at January 31, 2004. This increase mainly results from the prospective application of the new accounting policy for aircraft under the fractional ownership program, under which the carrying value of the aircraft used in the program is transferred to assets under operating leases and other.

Net inventories

Inventories are presented net of the related advances and progress billings on contracts and programs. However, advances and progress billings in excess of related costs, determined on a contract-by-contract basis, are reported as liabilities.

Gross inventories were $7.1 billion ($4.0 billion net of advances and progress billings) as at January 31, 2005, compared to $7.2 billion ($4.3 billion net of advances and progress billings) as at January 31, 2004. This decrease in gross inventories is mainly due to:

- a lower level of inventories in the transportation segment, due to the timing of work performed on contracts.

Partially offset by:

- the impact of the weakening of the U.S. dollar compared to the euro and other western European currencies, amounting to $130 million.

Total advances and progress billings amounted to $5.4 billion as at January 31, 2005, compared to $5.6 billion as at January 31, 2004, $2.4 billion of which is shown as liabilities as at January 31, 2005, compared to $2.7 billion as at January 31, 2004. This decrease in total advances and progress billings is mainly due to:

- lower advances in the transportation segment due to lower total orders in fiscal year 2005 compared to fiscal year 2004; and
- the reclassification of customer advances relating to LR Jet Corporation (see the "Variable Interest Entities" section in this MD&A for further details).

Partially offset by:

- higher advances in the aerospace segment, mainly related to business aircraft; and
- the impact of the weakening of the U.S. dollar compared to the euro and other western European currencies, amounting to $150 million.

Property, plant and equipment

Property, plant and equipment amounted to $3.3 billion as at January 31, 2005, compared to $3.5 billion as at January 31, 2004. This decrease is mainly due to:

- amortization exceeding net additions to property, plant and equipment.

Partially offset by:

- the impact of the weakening of the U.S. dollar compared to the euro and other western European currencies, amounting to approximately $40 million.

Other assets

Other assets amounted to $914 million as at January 31, 2005, compared to $726 million as at January 31, 2004. This variation is mainly due to an increase in lease receivables and restricted cash as a result of the consolidation of certain entities (see the "Variable Interest Entities" section in this MD&A for further details).

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities amounted to $7.1 billion as at January 31, 2005, compared to $6.5 billion as at January 31, 2004. This increase mainly results from:

- the increase in deferred revenues amounting to $163 million as a result of the prospective change in the accounting policy for sales of fractional shares;

- the impact of the weakening of the U.S. dollar compared to the euro, other western European currencies and the Canadian dollar, amounting to $150 million; and
- the increase in the product warranty provision in the transportation segment.

Long-term debt

Long-term debt amounted to $3.1 billion as at January 31, 2005, compared to $2.1 billion as at January 31, 2004. This increase is mainly due to:

- the issuance in April 2004 of $500 million of notes bearing interest at 6.3% due in 2014, and $250 million of notes bearing interest at 7.45% due in 2034; and
- the reclassification of customer advances relating to LR Jet Corporation and the consolidation of certain entities amounting to $246 million (see the "Variable Interest Entities" section in this MD&A for further details).

BC

Finance receivables

Finance receivables amounted to $3.6 billion as at January 31, 2005, compared to $3.1 billion as at January 31, 2004. This increase is mainly due to:

- an increase in the commercial aircraft interim financing and the inventory finance portfolios.

Partially offset by:

- a reduction in the wind-down portfolios.

Assets under operating leases and other

Assets under operating leases and other amounted to $225 million as at January 31, 2005, compared to $472 million as at January 31, 2004. This decrease mainly results from:

- a decrease in the commercial aircraft portfolios; and
- a reduction in the wind-down portfolios, mainly the business aircraft portfolio.

Other assets

Other assets amounted to $365 million as at January 31, 2005, compared to $725 million as at January 31, 2004. This decrease is mainly due to the repayment of the loan made by BC in fiscal year 2004 in connection with a financing transaction entered into for term-debt management.

For a detailed discussion on BC's financial position, please refer to the BC section in this MD&A.

II Cash flows

The following summarizes the cash flows for fiscal years 2005 and 2004, as reported in the consolidated statements of cash flows:

BOMBARDIER

	2005	2004
Loss from continuing operations	$ (85)	$ (166)
Non-cash items	561	844
Net changes in non-cash balances related to operations	185	(1,174)
Cash flows from operating activities	661	(496)
Net additions to property, plant and equipment	(273)	(184)
Free cash flow	388	(680)
Cash flows from investing activities (excluding net additions to property, plant and equipment)	30	1,138
Cash flows from financing activities	548	289
Effect of exchange rate changes on cash and cash equivalents	115	142
Cash flows from continuing operations	1,081	889
Cash flows from discontinued operations	–	(164)
Net increase in cash and cash equivalents	$1,081	$ 725

Cash flows from operating activities

The improvement of $1.2 billion is mainly due to the variation in net changes in non-cash balances related to operations. The fiscal year 2004 balances were negatively impacted by increases in receivables and pre-owned aircraft inventory of approximately $1.1 billion, following the discontinuance of certain financing activities with BC (see note 21 – Net changes in non-cash balances related to operations to the Consolidated Financial Statements).

Net additions to property, plant and equipment
The $89-million net increase is mainly due to lower proceeds of $82 million from the sale of property, plant and equipment in fiscal year 2005 compared to fiscal year 2004.

Free cash flow
(IN BILLIONS OF $)


2.0
1.0
0.0
(1.0)
0.4
(0.7)
0.4
F2003
F2004[1]
F2005

[1] Including a one-time negative effect of $1.1 billion for BC.

The free cash flow by manufacturing segment was as follows for fiscal year 2005:

	AEROSPACE	TRANSPORTATION	TOTAL
EBIT	$ 190	$(139)	$ 51
Non-cash items:			
Amortization			
Program tooling	244	–	244
Other	121	138	259
Gain on disposals of property, plant and equipment	(2)	(3)	(5)
Stock-based compensation	5	4	9
Special items	–	172	172
Net changes in non-cash balances related to operations	193	(84)	109
Net additions to property, plant and equipment	(198)	(75)	(273)
Segmented free cash flow	$ 553	$ 13	566
Income taxes and net interest expense[1]			(178)
Free cash flow			$ 388

[1] Income taxes and net interest expense are not allocated to segments.

The above segmented free cash flow is mainly explained by:

- *Aerospace segment* – EBITDA of $555 million and positive net changes in non-cash balances related to operations, partially offset by net additions to property, plant and equipment.
- *Transportation segment* – Cash flows from operations before net changes in non-cash balances related to operations of $172 million, partially offset by net changes in non-cash balances related to operations and net additions to property, plant and equipment. The negative net changes in non-cash balances is primarily due to a decrease in total advances and progress billings and payments made in connection with the previously discussed restructuring initiative, partially offset by a decrease in gross inventories.

Cash flows from investing activities (excluding net additions to property, plant and equipment)
The cash flows for fiscal year 2005 mainly reflect:

- the net proceeds of $209 million relating to the settlement of the Adtranz claim; and
- payment of $450 million of dividends by BC.

Partially offset by:

- repayment of subordinated loans of $450 million to BC; and
- net advances of $73 million to BC.

The cash flows for fiscal year 2004 mainly reflect:

- the net proceeds of $692 million, relating to the sale of the recreational products segment, MAS and the Belfast City Airport; and
- net advances and subordinated loans from BC of $564 million.

Cash flows from financing activities
The cash flows for fiscal year 2005 mainly reflect:

- the net proceeds from the issuance of $750 million of notes.

Partially offset by:

- dividends paid amounting to $146 million.

The cash flows for fiscal year 2004 mainly reflect:

- the net proceeds from the issuance of 370 million Class B Shares (Subordinate Voting) of $807 million.

Partially offset by:

- a net decrease in short-term borrowings of $287 million;
- repayment of long-term debt amounting to $136 million; and
- dividends paid amounting to $138 million.

As a result of the above items, cash and cash equivalents amounted to $2.3 billion as at January 31, 2005, compared to $1.2 billion as at January 31, 2004.

BC

	2005	2004
Cash flows from operating activities	$ 61	$ 117
Cash flows from investing activities	210	948
Cash flows from financing activities	(213)	(1,272)
Effect of exchange rate changes on cash and cash equivalents	(5)	21
Net increase (decrease) in cash and cash equivalents	$ 53	$ (186)

Cash flows from operating activities

The $56-million decrease is mainly due to the continued reduction in the wind-down portfolios and the payment of $19 million in connection with the repurchase of call options related to Putable/Callable notes in fiscal year 2005.

Cash flows from investing activities

The cash flows for fiscal year 2005 mainly reflect:

- the repayment of the loan made by BC in fiscal year 2004 in connection with a financing transaction entered into for term-debt management, amounting to $311 million;
- a net decrease in assets under operating leases of $208 million; and
- net advances from Bombardier of $73 million.

Partially offset by:

- a net increase in finance receivables of $460 million, mainly in the commercial aircraft portfolio.

The cash flows for fiscal year 2004 mainly reflect:

- a net decrease in finance receivables of $1.5 billion, mainly in the wind-down portfolios; and
- a net decrease in assets under operating leases of $331 million, mainly in the wind-down portfolios.

Partially offset by:

- net advances and subordinated loans to Bombardier of $564 million; and
- the loan made by BC in connection with a financing transaction entered into for term-debt management amounting to $311 million.

Cash flows from financing activities

Cash flows used for fiscal year 2005 mainly reflect:

- the repayment of long-tem debt of $559 million.

Partially offset by:

- the net proceeds from the issuance of $287 million of securitized floorplan debt; and
- the net variation in short-term borrowings of $59 million.

Cash flows used for fiscal year 2004 mainly reflect:

- the repayments of short-term borrowings and long-term debt of $2.2 billion.

Partially offset by:

- the net proceeds from the issuance of long-term debt of $904 million.

III Capital resources

The details of the available and outstanding amounts under the bank credit facilities, as well as the amount of outstanding borrowings as at January 31, 2005 and 2004, are provided in note 9 – Short-term borrowings and note 11 – Long-term debt to the Consolidated Financial Statements.

The available short-term capital resources were as follows as at January 31:

				2005
	COMMITTED CREDIT FACILITIES	AMOUNTS AVAILABLE	CASH AND CASH EQUIVALENTS	AVAILABLE SHORT-TERM CAPITAL RESOURCES
BOMBARDIER	$6,519	$2,199	$2,291	$4,490
BC	900	600	64	664
	$7,419	$2,799	$2,355	$5,154

				2004
	COMMITTED CREDIT FACILITIES	AMOUNTS AVAILABLE	CASH AND CASH EQUIVALENTS	AVAILABLE SHORT-TERM CAPITAL RESOURCES
BOMBARDIER	$5,925	$1,587	$1,210	$2,797
BC	997	765	11	776
	$6,922	$2,352	$1,221	$3,573

TOTAL BORROWINGS
(IN BILLIONS OF $)


8.0
6.0
4.0
2.0
0.0
2.2
2.1
3.1
5.3
4.2
4.1
7.5
6.3
7.2
F2003
F2004
F2005
Bombardier
BC
Total
Short-term borrowings
BC-securitized floorplan
Long-term debt

AVAILABLE SHORT-TERM CAPITAL RESOURCES
(IN BILLIONS OF $)


6.0
4.0
2.0
0.0
2.7
2.8
4.5
1.1
0.8
0.7
3.8
3.6
5.2
F2003
F2004
F2005
Bombardier
BC
Total
Cash and cash equivalents
Credit facilities

BOMBARDIER

The variation in available short-term capital resources was as follows for fiscal year 2005:

Balance as at January 31, 2004	$2,797
Proceeds from the issuance of notes bearing interest at 6.3% and 7.45%	750
Free cash flow generated	388
New European letters of credit facilities	369
Positive translation adjustment on committed credit facilities arising from the weakening of the U.S. dollar compared to the euro and the Canadian dollar	316
Payment received in connection with the settlement of the Adtranz claim	209
Effect of exchange rate changes on cash and cash equivalents	115
Reduction in letters of credit drawn (net of foreign exchange)	18
Dividends paid	(146)
Reduction in the 364-day portion of committed credit facilities	(91)
Net advances and subordinated loans to BC	(73)
Repayment of long-term debt	(73)
Other	(89)
Balance as at January 31, 2005	$4,490

The 364-day portion of the European credit facility of €492 million ($642 million) as well as the total North American credit facility of $1.4 billion mature in fiscal year 2006. Bombardier expects to negotiate sufficient committed credit facilities in fiscal year 2006 to meet anticipated requirements.

Fiscal year 2004

- In September 2003, Bombardier renewed the 364-day portion of its North American credit facility. This portion of the facility, totalling $730 million Cdn, replaced the $750-million Cdn short-term portion of the North American credit facility.
- In July 2003, Bombardier renewed the 364-day portion of its European credit facility. This portion of the facility, totalling €560 million, replaced the €600-million short-term portion of the European credit facility.
- In July 2003, Bombardier repaid, at maturity, debentures amounting to $150 million Cdn ($106 million).
- In April 2003, the Corporation issued 370 million Class B Shares (Subordinate Voting) at a price of $3.25 Cdn per share. The net proceeds from this issue amounted to $1,170 million Cdn ($807 million), net of issue costs of $33 million Cdn ($23 million).

BC

The variation in available short-term capital resources was as follows for fiscal year 2005:

Balance as at January 31, 2004	$ 776
Repayment of the loan made by BC in fiscal year 2004, in connection *with a financing transaction entered into for term-debt management*	311
Issuance of $350 million Cdn of asset-backed securities	287
Net disposals of assets under operating leases	208
Net advances from Bombardier	73
Cash flows from operating activities	61
Repayment of long-term debt	(559)
Net increase in finance receivables	(460)
Reduction in the short-term portion of the securitized floorplan facility	(97)
Other	64
Balance as at January 31, 2005	**$ 664**

Consistent with the reduced expected future cash requirements and the continued liquidation of the wind-down portfolios, BC does not expect to renew its $600-million revolving credit facility maturing in July 2006.

Fiscal year 2004

Securitizations

- In September 2003, BC repaid, at maturity, asset-backed securities amounting to $400 million in connection with the inventory finance receivables portfolio.
- In August 2003, BC issued $400 million of two-year asset-backed securities in connection with the inventory finance receivables portfolio.

Other

- In November 2003, BC repaid, at maturity, notes amounting to $235 million.
- In September 2003, BC did not renew two 364-day revolving credit facilities amounting to $400 million and $470 million Cdn ($347 million), consistent with the reduced cash flow requirements.
- In July 2003, BC repaid, at maturity, notes amounting to $100 million Cdn ($71 million).
- In March 2003, BC terminated a $50-million uncommitted bilateral bank facility.
- In February 2003, BC repaid, at maturity, debentures amounting to $250 million Cdn ($166 million).

IV Liquidity

The Corporation's liquidity needs arise principally from working capital requirements, capital expenditures, product development, principal and interest payments on long-term debt, lease payment obligations and distributions to shareholders.

The following table summarizes Bombardier's obligation to make future payments on long-term debt, lease obligations and other obligations as at January 31, 2005, as well as the expected timing of these payments:

	TOTAL	LESS THAN 1 YEAR	1 TO 3 YEARS	4 TO 5 YEARS	THEREAFTER
Long-term debt [1]	$3,034	$316	$ 594	$ 679	$1,445
Capital lease obligations [1]	94	25	–	–	69
Operating lease obligations [2]	1,117	172	348	154	443
Outsourcing commitments	987	217	386	308	76
Other obligations [3]	449	69	113	96	171
	$5,681	$799	$1,441	$1,237	$2,204

[1] Long-term debt and capital lease obligations include the principal repayments only.
[2] Comprised of sale and leaseback and operating lease obligations included in note 24 – Commitments and contingencies to the Consolidated Financial Statements.
[3] Includes mainly principal repayment requirements in connection with sales incentives offered in the aerospace segment.

The Corporation has entered into certain significant inventory procurement contracts that specify prices and quantities, as well as long-term delivery timeframes. These agreements require suppliers to build and deliver components in time to meet the Corporation's production schedules. Such arrangements arise as a result of the extended production planning horizon for many of the Corporation's products where the delivery of products to customers arises over an extended period of time. A significant portion of the Corporation's exposure arising from the inventory procurement contracts is mitigated by firm contracts with customers or through risk-sharing arrangements with suppliers. Although there are no plans to do so, if any of the Corporation's aerospace programs or long-term contracts were to be terminated, the Corporation would be exposed to potentially material termination costs. These commitments, as well as long-term commitments related to regular purchases of raw materials, are not included in the preceding table.

The Corporation maintains defined benefit pension plans and post-retirement benefit plans other than pensions as discussed in note 23 – Employee future benefits to the Consolidated Financial Statements. The Corporation's future cash contributions to the funded pension plans are subject to changes based on actual returns on plan assets and other pension assumptions, and have not been reflected in the preceding table.

Obligations maturing in fiscal year 2006 are expected to be repaid out of Bombardier's liquidities and cash flow generated from operations.

The following table summarizes BC's obligation to make future payments on long-term debt and lease obligations as at January 31, 2005, as well as the expected timing of these payments.

	TOTAL	LESS THAN 1 YEAR	1 TO 3 YEARS	4 TO 5 YEARS	THEREAFTER
Medium-term notes, notes and other	$2,594	$ 503	$1,489	$571	$ 31
Securitized floorplan certificates	1,182	900	–	–	282
Operating lease obligations [1]	991	67	125	139	660
	$4,767	$1,470	$1,614	$710	$973

[1] Comprised of sale and leaseback and operating lease obligations included in note 24 – Commitments and contingencies to the Consolidated Financial Statements.

Obligations maturing in fiscal year 2006 are expected to be repaid out of the proceeds from the reductions of the wind-down portfolios, cash flows generated from operations and BC's liquidities.

A total of $300-million in bank-sponsored securitized floorplan conduits, included in short-term borrowings, are expected to be renewed at similar commitment levels.

LONG-TERM DEBT REPAYMENTS – NEXT FIVE YEARS (IN BILLIONS OF $)


1.5
1.0
0.5
0.0
0.3
0.6
0.03
0.7
0.01
0.9
0.5
0.6
0.9
0.00
0.6
F2006 F2007 F2008 F2009 F2010
Bombardier
F2006 F2007 F2008 F2009 F2010
BC
Long-term debt
BC – securitized floorplan

The Corporation considers that its current cash position, as well as its current credit facilities and expected capital resources, will enable the implementation of investment programs, the development of new products, the pursued growth of its activities, the payment of dividends and other expected financial requirements.

On March 30, 2005, the Board of Directors of the Corporation decided not to declare dividends on its Class A Shares (Multiple Voting) and Class B Shares (Subordinate Voting) for fiscal year 2006. The dividends on the Corporation's preferred shares are not impacted by this decision.

As discussed in the aerospace section of this MD&A, total development costs for the *CSeries* aircraft are estimated at $2.1 billion. If the program is launched, the Corporation's objective is to have the funding for the development costs of the *CSeries* aircraft financed evenly (one-third each) between suppliers, governments and Bombardier, with Bombardier's share to be disbursed over a five-year period. Bombardier's share is expected to be financed from existing liquidities and cash flow generated from operations.

As at January 31, 2005, the Corporation was in compliance with its bank covenants.

V Credit support

The indentures governing BC's long-term debt and credit facilities provide for substantially similar covenant and "keepwell" packages from the Corporation. Bombardier Inc.'s keepwell agreements provide for minimum ownership of 51% in BC and for the injection of equity in the event that certain minimum net worth levels are not met or if a fixed charge coverage ratio falls below 1.2. Finally, these indentures provide for the undertaking by Bombardier Inc. to maintain the existing cross-default provision in the indenture governing the Corporation's $150-million Cdn ($121 million) debentures due in 2026, as well as to provide for similar cross-default provisions in all of its future debt issuances.

VI Credit events

In November 2004, Moody's Investor Services Inc., Standard & Poor's and Dominion Bond Rating Services Ltd. downgraded the Corporation's credit ratings to below investment grade. As a result of these credit rating downgrades:

- BC repurchased at their fair value of $19 million the call options related to the Putable/Callable notes due in 2013. The cost of the repurchase has been accounted for as an expense in the fourth quarter of fiscal year 2005. The Putable/Callable notes amounting to $300 million are now repayable on May 31, 2005; and
- the long-term debt of LR Jet Corporation amounting to $154 million as at January 31, 2005 (see the Variable Interest Entities section of this MD&A), have become repayable upon delivery of certain aircraft over fiscal years 2006 to 2007.

The credit rating downgrades could also result in the early settlement of one or more derivative financial instruments governed by an interest-rate swap agreement. The estimated settlement values of these derivative financial instruments were not significant as at January 31, 2005.

Off-balance sheet arrangements and variable interest entities

I Financial arrangements

In addition to the off-balance sheet lease obligations disclosed elsewhere in this MD&A or in the Consolidated Financial Statements, the Corporation finances certain activities off-balance sheet through securitizations of trade receivables and other arrangements in the normal course of business.

SECURITIZATIONS OF TRADE RECEIVABLES

The following table summarizes the amounts sold and outstanding as well as available under Bombardier's facilities as at January 31:

			2005			2004
	TOTAL	SOLD AND OUTSTANDING	AMOUNTS AVAILABLE	TOTAL	SOLD AND OUTSTANDING	AMOUNTS AVAILABLE
U.S. facility	$ 70	$ 15	$55	$125	$ 54	$ 71
U.K. facility	-	-	-	91	35	56
French facility	91	59	32	-	-	-
German facility	131	131	-	125	45	80
	$292	$205	$87	$341	$134	$207

- In January 2005, Bombardier renewed its 364-day committed U.S. facility for the securitization of trade receivables originating from North American manufacturing operations.
- In January 2005, Bombardier entered into a €70-million ($91 million) uncommitted facility for the securitization of trade receivables originating from Bombardier Transportation's operations in France.
- During fiscal year 2005, the U.K. facility was not renewed. The Corporation expects to enter into a new committed facility for a similar amount in fiscal year 2006.
- In December 2003, Bombardier entered into a €100-million four-year factoring arrangement for certain trade receivables originating from Bombardier Transportation's German operations.

The Corporation received proceeds from the above-discussed facilities of $585 million, $225 million, $155 million and $288 million on the sale of trade receivables for the U.S., U.K., French and German facilities respectively during fiscal year 2005, compared to $649 million, $242 million, nil and $94 million during fiscal year 2004.

OTHER ARRANGEMENTS

In January 2005, BC established a 364-day, $1.5-billion financing structure with a third party as discussed in the BC section of this MD&A.

In August 2004, the Corporation entered into a $300-million three-year sale and leaseback agreement with third parties. Under this agreement, the Corporation can sell pre-owned business aircraft to these parties, which in turn lease back the aircraft to the Corporation for a 24-month period. The Corporation has the right to buy back the aircraft during the term of the lease at pre-determined amounts. Aircraft amounting to $105 million were sold and leased back as at January 31, 2005, with respect to this sale and leaseback agreement.

In return for a market fee, BC services finance receivables sold to third parties, mostly related to its manufactured housing porfolio currently being wound down. The outstanding amount of these portfolios as at January 31, 2005, was $1.0 billion ($1.2 billion as at January 31, 2004).

II Derivative financial instruments

The Corporation's exposures to foreign currency and interest rate risks are managed through a central treasury. The foreign currency exposures are managed in accordance with the Corporation's foreign currency policy and procedures (the "policy"). The policy requires each segment to identify all potential foreign currency exposures arising from their operations and to hedge this exposure according to pre-set criteria.

The derivative financial instruments used to manage foreign currency and interest rate exposures consist mainly of:

- forward foreign exchange contracts;
- interest-rate swap agreements;
- cross-currency interest-rate swap agreements; and
- interest-rate cap agreements.

The Corporation's foreign currency and interest rate hedging programs are typically unaffected by changes in market conditions, as forward foreign exchange contracts and interest-rate swap agreements are generally held to maturity consistent with the objective to lock in currency rates and interest rate spreads on the hedged item.

The details and fair value of the outstanding derivative financial instruments as at January 31, 2005 and 2004, are presented in note 22 – Financial instruments to the Consolidated Financial Statements.

FOREIGN CURRENCY EXPOSURE

Hedging programs

Based on the Corporation's guidelines, each segment is required to hedge their foreign currency exposures as follows:

SEGMENT	HEDGED EXPOSURES	HEDGING POLICY [1]
Aerospace	Forecasted cash outflows denominated in a currency other than the functional currency of the entity, mainly the Canadian dollar and the sterling pound.	Hedge a minimum of 85% of the identified exposures for the first three months, a minimum of 75% for the next nine months and a minimum of 50% for the following year.
Transportation	Forecasted cash inflows or outflows resulting from revenues and expenditures denominated in a currency other than the functional currency of the entity.	Hedge 100% of the identified foreign currency exposures.

[1] Slight deviations from the policy are allowed subject to maximum predetermined risk limits.

Forward foreign exchange contracts

The Corporation uses forward foreign exchange contracts to manage foreign currency exposure arising from forecasted foreign currency revenues and expenditures. The Corporation also uses forward foreign currency contracts to manage foreign currency exposure arising from third-party loans and intercompany loans and receivables.

Most of the forward foreign exchange contracts are denominated in currencies of major industrial countries:

- In the aerospace segment, forward foreign exchange contracts are mainly to sell U.S. dollars and buy Canadian dollars and sterling pounds.
- In the transportation segment, forward foreign exchange contracts are mainly to sell or purchase U.S. dollars, sterling pounds, euros and other western European currencies.

The fair value of forward foreign exchange contracts is sensitive to changes in foreign exchange rates. Foreign exchange rate changes result in offsetting fair value gains or losses on forecasted foreign currency cash flows and forward foreign exchange contracts, due to differences between current market foreign exchange rates and the stated foreign exchange rates within the derivative financial instruments.

AEROSPACE FOREIGN CURRENCY DENOMINATED COSTS

The expected costs denominated in foreign currencies and the hedged portion of these costs for fiscal year 2006 were as follows as at January 31, 2005:

	EXPECTED COSTS	HEDGED PORTION (IN %)	WEIGHTED-AVERAGE HEDGE RATE
Costs denominated in:			
Canadian dollar	$1,800	82	0.7572
Sterling pound	$ 295	76	1.7460

Sensitivity

A one-cent change in the value of the Canadian dollar compared to the U.S. dollar would impact fiscal year 2006 expected costs in the aerospace segment by approximately $18 million before giving effect to forward foreign exchange contracts, and approximately $3 million after giving effect to the outstanding forward foreign exchange contracts.

A one-cent change in the value of the sterling pound compared to the U.S. dollar would impact fiscal year 2006 expected costs in the aerospace segment by approximately $3 million before giving effect to forward foreign exchange contracts, and approximately $1 million after giving effect to the outstanding forward foreign exchange contracts.

INTEREST RATE EXPOSURE

Interest-rate swap agreements

Bombardier enters into interest-rate swap agreements in order to achieve an appropriate mix of fixed and variable interest rate debt. In addition, Bombardier enters into interest-rate swap agreements to reduce the impact of fluctuating interest rates on financial commitments and intercompany loans. BC enters into interest-rate swap agreements to convert certain long-term debt and finance receivables from fixed to variable interest rates. BC also enters into basis swap agreements in order to align the base interest rate of certain finance receivables to the base interest rate of long-term debt. Swap agreements involve the exchange of interest payments, based on a predetermined notional amount for a specified period of time.

The fair value of interest-rate swaps is sensitive to changes in interest rates. Interest rate changes result in offsetting fair value gains or losses on long-term debt items or financial obligations, and interest-rate swaps, due to differences between current market interest rates and the stated interest rates within the derivative financial instruments.

III Commitments and contingencies

The Corporation's commitments and contingencies are described in note 24 – Commitments and contingencies to the Consolidated Financial Statements.

CREDIT AND RESIDUAL VALUE GUARANTEES

In connection with the sale of certain of its products, mainly regional aircraft, the Corporation provides financing support on behalf of certain customers in the form of credit and residual value guarantees to enhance their ability to arrange third-party financing for their asset acquisition.

Credit guarantees are triggered if customers do not perform during the term of the financing (ranging from one to 20 years) under the relevant financing arrangements. Credit guarantees provide support through contractually-limited payments to the guaranteed party to mitigate default-related losses. The value of the underlying assets may be adversely affected by a number of factors including, but not limited to, an economic downturn. In the event of default, the Corporation usually acts as an agent for the guaranteed parties for the repossession, refurbishment and remarketing of the underlying assets. The Corporation typically receives a fee for these services. In most circumstances, a claim under the guarantee may be made only upon sale of the underlying asset to a third party.

In most cases, residual value guarantees are guarantees provided at the end of a financing arrangement, ranging from four to 20 years. Such guarantees provide protection to the guaranteed parties in cases where the market value of the underlying asset is below the guaranteed value. The value of the underlying asset may be adversely affected by a number of factors, including, but not limited to, an economic downturn. To mitigate the Corporation's exposure, the collateral must meet certain contractual return conditions on the expiry date of the guarantee. If a residual value guarantee is exercised, it provides for a contractually-limited payment to the guaranteed parties, which is typically a percentage of the first loss from a guaranteed level. A claim under the guarantee may typically be made only upon sale of the underlying asset to a third party.

When credit and residual value guarantees are provided in connection with a financing arrangement for the same underlying asset, residual value guarantees can only be exercised if the credit guarantee expires without having been exercised and, as such, are mutually exclusive.

The Corporation's risk management framework for the credit and residual value risks consists of the following: risk control, risk measurement, risk monitoring and risk transfer. The Corporation practices active risk control through inclusion of protective covenants and securities into commercial contracts to mitigate its exposure under these guarantees. Quantitative assessments of the risk relating to these guarantees and the determination of the related provisions to be recorded in the Consolidated Financial Statements, if any, are performed using a risk-pricing model. Risk monitoring comprises ongoing Management reporting of exposures, active credit watch, on-site credit due diligence and active intervention. In addition, asset value trends for the Corporation's products are closely monitored. The Corporation also engages, from time to time, in risk transfer with third-party insurers to minimize its exposure to credit and residual value guarantees.

FINANCING COMMITMENTS

Manufacturers of commercial aircraft sometimes provide financing support to facilitate their customers' access to capital. This support may take a variety of forms, including providing assistance to customers in accessing and structuring debt and equity for aircraft acquisitions, or providing assurance that debt and equity are available to finance such acquisitions. Bombardier may provide interim financing to customers while permanent financing is being arranged.

As at January 31, 2005, Bombardier had outstanding financing commitments to nine customers amounting to $4.6 billion, net of third-party financing already arranged. It is anticipated that the aircraft related to these financing commitments will be delivered during the next five fiscal years. The Corporation mitigates its exposure to credit and interest rate risks by including terms and conditions in the financing agreements that guaranteed parties must satisfy prior to benefiting from the Corporation's commitment. Total customer financing arranged by the Corporation in fiscal year 2005 amounted to $3.1 billion ($3.5 billion in fiscal year 2004).

Bombardier anticipates that it will be able to satisfy its financing commitments to its customers in fiscal year 2006 through third-party financing. However, Bombardier's ability to satisfy its financing commitments may be affected by further financial difficulties in the commercial airline industry in general and of certain customers in particular, and the Corporation's current and future credit condition.

OTHER COMMITMENTS AND CONTINGENCIES

In connection with its contracts with the Metronet companies for the modernization of the London Underground, the Corporation is committed to provide collateral (surety bonds and letters of credit) in support of its obligations. These commitments extend to 2015. As at January 31, 2005, surety bonds maturing in 2010 and amounting to £181 million ($341 million) were outstanding. The period covered by the surety bonds must be extended by a year, every year. In the event that the bonds are not extended, the Corporation could have to provide, within one year, alternate collateral which could reduce Bombardier's availability under its credit facilities.

Bombardier receives government financial support from various levels of government, including financial support for the development of aircraft. Certain financial support programs require Bombardier to pay amounts to governments, at the time of the delivery of products, contingent on a minimum agreed-upon level of related product sales being achieved. If the minimum agreed-upon level is not reached, no amount is payable to governments. Bombardier records the amount payable to governments at the time the product giving rise to such payment is sold.

On February 7, 2005, the Teamsters Local 445 Freight Division Pension Fund filed a class action complaint in the U.S. district court of the Southern District of New York against the Corporation, Bombardier Capital Inc., Bombardier Capital Mortgage Securitization Corporation ("BCMSC") and others for alleged violations of federal securities laws relating to BCMSC's Senior/Subordinated Pass-Through Certificates, Series 2000-A due January 15, 2030. The Corporation believes this complaint is without merit and will vigorously defend its position.

The Corporation is occasionally involved in legal litigation, claims, investigations and other legal matters. It is the Corporation's opinion that these contingencies will not have a material impact on its financial position.

IV Variable interest entities

On November 1, 2004, the Corporation adopted Accounting Guideline "Consolidation of Variable Interest Entities" ("AcG-15") on a retroactive basis without restatement of prior periods. AcG-15 provides a framework for identifying variable interest entities ("VIEs") and determining when an entity should include the assets, liabilities and results of operations of a VIE in its consolidated financial statements.

AcG-15 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is exposed to a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party is exposed to a majority of the VIE's losses), or both (the primary beneficiary). Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and non-controlling interests at fair value at the date the enterprise became the primary beneficiary. However, for variable interest entities created prior to the initial adoption of AcG-15, the assets, liabilities and non-controlling interest of these entities must be initially consolidated as if the entities were always consolidated based on majority voting interest. AcG-15 also requires disclosures about VIEs that the variable interest holder is not required to consolidate, but in which it has a significant variable interest.

The effect of the adoption of AcG-15 on the Corporation's consolidated balance sheets, excluding the assets and liabilities of VIEs already included on the consolidated balance sheets under existing accounting rules, is as follows as at January 31, 2005:

	NEWLY CONSOLIDATED	RECLASSIFICATION[3]	TOTAL
Assets			
Inventories	$ –	$ 11	$ 11
Property, plant and equipment	16	–	16
Other assets[1]	139	–	139
	$ 155	$ 11	$ 166
Liabilities			
Accounts payable and accrued liabilities[2]	$ 63	$ (36)	$ 27
Advances and progress billings in excess of related costs	–	(107)	(107)
Long-term debt	92	154	246
	$ 155	$ 11	$ 166

[1] Comprised of lease receivables of $78 million and restricted cash of $61 million.
[2] Includes $14 million of non-controlling interest.
[3] See "Sale of rights under manufacturing contracts."

The effect of the adoption of AcG-15 on the Corporation's consolidated statements of income is not material.

The following table summarizes by segment the significant VIEs in which the Corporation has a variable interest as at January 31, 2005:

	ASSETS	LIABILITIES
Aerospace		
Financing structures related to the sale of regional aircraft[1]	$ 5,306	$2,871
Sale of rights under manufacturing contracts[2]	166	154
Sale and leaseback structure[3]	16	16
Transportation		
Partnership arrangements	4,352	4,035
Sale support guarantee	663	662
Cash collateral accounts[3]	61	61
BC		
Securitization structures[2]	1,692	1,692
	12,256	9,491
Less assets and liabilities:		
Already consolidated under existing accounting rules	1,858	1,846
Newly consolidated under AcG-15	155	153
Assets and liabilities of non-consolidated VIEs subject to disclosure	$10,243	$7,492

[1] Of which assets and liabilities amounting to $78 million and $76 million respectively were consolidated effective November 1, 2004.
[2] Assets and liabilities were already included on the consolidated balance sheet under existing accounting rules.
[3] Consolidated effective November 1, 2004.

The liabilities recognized as a result of consolidating certain VIEs do not represent additional claims on the Corporation's general assets; rather, they represent claims against the specific assets of the consolidated VIEs. Conversely, assets recognized as a result of consolidating certain VIEs do not represent additional assets that could be used to satisfy claims against the Corporation's general assets. The consolidation of debt resulting from the application of AcG-15 is excluded from the computation of the Corporation's debt covenant ratio for structures existing prior to May 1, 2004. Additionally, the consolidation of VIEs did not result in any change in the underlying tax, legal or credit exposure of the Corporation.

AEROSPACE

Financing structures related to the sale of regional aircraft – The Corporation has provided credit and/or residual value guarantees to certain special purpose entities

("SPEs") created solely to purchase regional aircraft from the Corporation and to lease these aircraft to airline companies and to purchase financial assets related to the sale of regional aircraft. Typically, these SPEs are financed by long-term debt and third-party equity investors who benefit from tax incentives. The aircraft serve as collateral for the SPEs' long-term debt. The Corporation's variable interests in these SPEs are solely through credit and residual value guarantees, except for two cases where it is also in the form of a residual interest in the SPEs' assets. The Corporation also provides administrative services to certain of these SPEs in return for a market fee.

Most SPEs are VIEs and the Corporation is the primary beneficiary for only a limited number of them with assets and liabilities amounting to $78 million and $76 million respectively as at January 31, 2005. Accordingly, these entities were consolidated effective November 1, 2004. For all of the other SPEs, the Corporation is not the primary beneficiary and consolidation is not appropriate under AcG-15. As at January 31, 2005, the Corporation's maximum potential exposure relating to these non-consolidated SPEs was $1.6 billion, of which $295 million of provisions and liabilities were available to cover the Corporation's exposure. The Corporation's maximum exposure under these guarantees is included in note 24 – Commitments and contingencies to the Consolidated Financial Statements.

Sale of rights under manufacturing contracts – In 1995, the Corporation entered into an agreement with LR Jet Corporation ("LR Jet"), a company created for the sole purpose of purchasing, on a revolving basis, rights under certain aircraft manufacturing contracts from the Corporation. The purchase price is essentially financed by long-term debt issued to third-party investors. The amount of the rights sold totalled $171 million as at January 31, 2005 ($170 million as at January 31, 2004). The assets of LR Jet serve as collateral for its long-term debt. In connection with the sale of these rights, the Corporation has provided limited recourse to LR Jet amounting to $17 million as at January 31, 2005, which is included in note 24 – Commitments and contingencies to the Consolidated Financial Statements.

LR Jet is a VIE and the Corporation is the primary beneficiary. Prior to the adoption of AcG-15, the Corporation accounted for the proceeds received from the sale of the rights as customer advances, which were presented as advances and progress billings in excess of related costs or deducted from inventories or as accounts payable and accrued liabilities on the consolidated balance sheets. The adoption of AcG-15 has resulted in a reclassification, which increased inventories by $11 million and long-term debt by $154 million and decreased accounts payable and accrued liabilities by $36 million (net of $12 million of non-controlling interest) and advances and progress billings in excess of related costs by $107 million.

Sale and leaseback structure – During fiscal year 2002, the Corporation concluded sale and leaseback arrangements with Inaugural Equipment Trust ("IET") relating to movable plant equipment. The moveable plant equipment serve as collateral for IET's long-term debt. The Corporation has determined that IET is a VIE, and the Corporation is the primary beneficiary. Accordingly, IET has been consolidated as of November 1, 2004. The consolidation of IET resulted in increases to property, plant and equipment and to long-term debt of $16 million as at January 31, 2005.

TRANSPORTATION

Partnership arrangements – The Corporation entered into partnership arrangements to provide manufactured rail equipment and civil engineering work as well as related long-term services, such as the operation and maintenance of rail equipment.

The Corporation's involvement with entities created in connection with these partnership arrangements is mainly through investments in their equity and/or in subordinated loans and through manufacturing, selling and long-term service contracts. The Corporation concluded that certain of these entities are VIEs, but the Corporation is not the primary beneficiary. Accordingly, these entities have not been consolidated. The Corporation continues to account for these investments under the equity method, recording its share of the net income or loss based upon the terms of the partnership arrangement. As at January 31, 2005, the Corporation's maximum off-balance sheet exposure to loss related to these non-consolidated VIEs, other than from its contractual obligations, was not material.

As at January 31, 2005, the Corporation had the following involvement with significant partnership arrangements which qualify as VIEs:

- In April 2003, Metronet Rail BCV Holdings Ltd. and Metronet Rail SSL Holdings Ltd. (together "Metronet"), in which the Corporation has a 20% equity interest, were awarded contracts for the renewal, modernization and maintenance of two of the London Underground's infrastructure projects. As part of its involvement with Metronet, the Corporation was awarded firm supply contracts to provide metro cars, signalling, maintenance and management services to Metronet.

- The Corporation has a 20% equity interest in Consorzio Treno Veloce Italiano ("TREVI"), an entity which was awarded, starting in May 1992, a series of contracts, including the supply of ETR 500 locomotives and railcars as well as their maintenance and refurbishment, for which the Corporation was selected as a sub-supplier to TREVI.
- In May 2004, Arrow Light Rail Holdings Ltd. and Arrow Light Rail Ltd. (together "Arrow"), in which the Corporation has a 12.5% equity interest, were awarded contracts for the design, manufacture, operation and maintenance of the Nottingham Express Transit Line One System located in the U.K. As part of its involvement with Arrow, the Corporation was awarded the operation and maintenance service contract.
- In June 2004, Yong-In LRT Co., Ltd. ("Yong-In"), in which the Corporation has a 26% interest, was established to build and operate a light rail system in the city of Yong-In, South Korea. As part of its involvement with Yong-In, the Corporation is responsible for project management, system integration, mobilization and test running, and providing vehicles and other equipment.

Sale support guarantee – In August 1998, the Corporation provided residual value guarantees on diesel electric multiple unit trains sold to Lombard Leasing Contracts Limited ("Lombard"). Under an operating lease structure, Lombard leases the trains to a third-party operator. The Corporation concluded that Lombard is a VIE, but the Corporation is not the primary beneficiary. Accordingly, this entity has not been consolidated. The Corporation's maximum exposure as a result of its involvement with Lombard is limited to its residual value guarantees for an amount of $135 million. The Corporation's maximum exposure under these guarantees is included in note 24 – Commitments and contingencies to the Consolidated Financial Statements.

Cash collateral accounts – In connection with the sale of rail equipment by Adtranz prior to its acquisition by the Corporation in May 2001, the purchasers have been provided with the right, under certain conditions, to sell back the equipment to the Corporation at predetermined prices on three separate dates, beginning in fiscal year 2009. In addition, the Corporation may be required, beginning in fiscal year 2009, upon customer default on payments to the financing providers, to repurchase the equipment.

As a result of this commitment, Fabian Investments Limited and Lineal Investments Limited were created and cash was deposited in a cash collateral account by the lessee of the equipment. This cash, together with accumulated interest, is expected to entirely cover the Corporation's exposure. These SPEs are VIEs and the Corporation is their primary beneficiary. Accordingly, the Corporation has consolidated these SPEs effective November 1, 2004. Their assets, consisting of restricted cash, are presented in other assets, and their liabilities, consisting of a provision for repurchase obligations, are presented in accounts payable and accrued liabilities on the Corporation's consolidated balance sheets, amounted to $61 million as at January 31, 2005.

BC

Securitization structures – BC has agreed to sell, on a revolving basis, certain of its inventory finance receivables to Bombardier Receivables Master Trust I ("BRMT I") under a $1.2-billion securitization facility and to Bombardier Receivables Master Trust II ("BRMT II") under a $350 million Cdn ($283 million) securitization facility. BRMT I and BRMT II's purchase price was financed by issuing to unrelated parties certificates, collateralized by the receivables. BRMT I and BRMT II are separate legal entities that are VIEs and the Corporation is their primary beneficiary. Their assets are legally isolated from BC's general creditors and their investors have no recourse to BC's assets if debtors fail to pay other than for BC's retained subordinated interests of $209 million as at January 31, 2005. BC also retains servicing responsibilities and receives market-based servicing fees. Prior to the adoption of AcG-15, BC was consolidating these entities under existing accounting rules.

Other

I Pension

The Corporation sponsors several domestic- and foreign-funded and unfunded defined benefit pension plans.

- Funded plans are plans for which segregated plan assets are invested in trusts. These plans can be in an over- or under-funded position, depending on various factors, such as investment returns. The funded plans are mainly located in North America, the U.K. and Switzerland. For these plans, employer cash contributions are determined in accordance with the regulatory requirements of each local jurisdiction.
- Unfunded plans are plans for which there are no segregated plan assets. These plans, for which the Corporation has no prefunding obligations, are located mainly in continental Europe. In these countries, the establishment of segregated plan assets is either not permitted or not in line with local practice. The employer cash requirement for these plans corresponds to the benefit payments to be made to the participants.

The Corporation uses a measurement date of December 31 for accounting purposes.

The financial position and other information regarding the Corporation's defined benefit pension plans are presented in note 23 – Employee future benefits to the Consolidated Financial Statements.

Assumptions

The determination of assumptions is made after a periodic review of factors, such as long-term return expectations prepared by consultants or economists, historical and expected investment returns, long-term interest rate yield curves on high quality corporate bonds, long-term inflation assumptions and recommendations from actuaries. The Corporation uses a market-related valuation of assets that recognizes the effect of investment gains or losses over a three-year period from the year in which they occur for purposes of measuring pension cost. The Corporation reflects in advance the cost of future discretionary increases of pension benefits, for plans with a history of regular discretionary increases, and the cost of future life expectancy improvements.

Pension plan deficit

As at December 31, 2004 (the measurement date), the deficit for the pension plans amounted to $1.9 billion ($2.1 billion as at December 31, 2003). This amount includes the pension benefit obligation of the unfunded plans amounting to $517 million ($443 million as at December 31, 2003).

The decrease in the deficit is mainly due to funding contributions (including a voluntary contribution to the aerospace plans in the U.K.) exceeding pension costs, partially offset by the weakening of the U.S. dollar compared to the Canadian dollar, the sterling pound and the euro amounting to approximately $90 million.

Sensitivity

It is estimated that an increase/decrease of 0.25% in the current weighted-average discount rate used to calculate the net present value of the pension benefit obligation would decrease/increase the pension benefit obligation by approximately $250 million.

Unrecognized amounts

The net actuarial gains and losses, based on the market-related value of plan assets, over 10% of the greater of the projected benefit obligation and the market-related value of plan assets, as well as prior service costs are amortized to income over the estimated weighted-average remaining service life of the plan participants. The amortization of the net unrecognized amounts is expected to account for $80 million of the estimated pension cost for fiscal year 2006.

Pension cost

Pension cost amounted to $270 million for fiscal year 2005, compared to pension cost from continuing operations of $235 million for fiscal year 2004. The variation is mainly due to an increase in the pension obligation during fiscal year 2004 resulting from a decrease in the weighted-average discount rate, and the recognition, over a three-year period, of lower-than-expected returns on plan assets during fiscal years 2002 and 2003.

Pension cost is capitalized as part of labour costs and included in inventories and aerospace program tooling or is recognized directly to income.

Pension cost is estimated to be $300 million for fiscal year 2006. The expected increase compared to fiscal year 2005 is mainly due to the recognition, over a three-year period, of lower-than-expected returns on plan assets during fiscal year 2003, and a further decrease in the weighted-average discount rate.

Funding

The Corporation complies with the regulatory cash contribution requirements of each local jurisdiction, which are designed to protect participants' rights. Since the measurement basis used to determine the pension cost is, in general, more conservative than the regulatory requirements in most jurisdictions, the deficit computed to establish cash contributions (funding deficit) is smaller than the deficit for accounting purposes for most pension plans.

Cash contributions to the pension plans for fiscal year 2006 are estimated at $335 million compared to $329 million for fiscal year 2005.

II Risks and uncertainties

Risk management practices

The Corporation's risk management practice is to embed risk management activities in the operational responsibilities of its management. Risk management is therefore an integral part of how the Corporation plans and executes its business strategies. Each segment's management manages their risks in line with the Corporation's overall organizational and accountability structure. Bombardier has developed and applies rigorous risk assessment, mitigation and management practices to reduce the nature and extent of its exposure to financial, technical and legal risks.

Aerospace's risk management begins prior to program launch. It includes the development of a detailed plan to support a program launch decision, and continues throughout the product cycle. Aerospace's risk management strategy includes a governance process to assess the risk of deviation from the revenue, cost, schedule and technical targets established as part of a detailed plan with the aim of developing specific risk mitigation plans. Such practices include a sales contract evaluation process ensuring compliance with internal policy. Risk management for product cost includes the development of long-term relationships with key suppliers, together with supplier evaluation and competitive bidding processes. Other risk management practices for cost include foreign exchange hedging, insurance coverage and collective agreements with a significant portion of the workforce. Technical risk is mitigated through strict compliance with the regulatory requirements of various bodies, as well as stringent quality control in the production cycle.

Transportation's risk management strategy includes a bid approval process managed by senior executives, by which all bids are reviewed for compliance with internal policies and guidelines in the areas of commercial and contractual terms and conditions, profitability, engineering and manufacturing resources availability, product strategy, delivery schedule and supply base before tendering. It also includes a technical risk assessment, legal review of contracts, development of long-term relationships with key suppliers, together with supplier evaluation, cost and schedule control of projects, the regular review of forecasts, the structuring of positive cash flow arrangements through the use of customer advances, foreign exchange hedging, securing insurance, obtaining third-party guarantees, and other risk mitigating measures, such as collective agreements with a significant portion of the workforce.

Effective risk management is essential for BC to achieve its strategic goal of return commensurate with risks in the businesses. Risks that could affect the performance of BC are regularly identified, measured and monitored. These risks include credit, interest rate, operational and residual value risks. BC controls the credit risk of its portfolios by setting limits on the total amount outstanding, obtaining collateral, monitoring the size, maturity and structure of the portfolios, and by applying appropriate credit standards. BC strives to minimize its overall debt costs while ensuring that interest margins are protected from adverse interest rate movements. To achieve this objective, BC seeks to match the interest rate characteristics of its assets and liabilities, in part by using derivative financial instruments as part of an asset/liability management program to reduce its overall financial risk. To mitigate operational risks, BC regularly reviews its operating processes, policies and controls. It continues to proactively refine its risk management processes within the governance structure of the Corporation to effectively identify, measure and mitigate various risk exposures.

Risk environment

The Corporation operates in industry segments that have a variety of risk factors and uncertainties. The risks and uncertainties described below are risks that could materially affect the Corporation's business, financial condition and results of operations, but are not necessarily the only ones facing the Corporation. Additional risks and uncertainties not presently known to the Corporation, or that the Corporation currently believes to be immaterial, may also adversely affect its business.

External business environment

The Corporation faces a number of external risk factors, more specifically general economic conditions, government policies related to import and export restrictions, changing priorities and possible spending cuts by government agencies, government support to export sales, competition from other businesses, as well as scope clauses in pilot union agreements restricting the operation of smaller jetliners by major airlines or by their regional affiliates. In addition, acts of terrorism, political instability or the outbreak of war or continued hostilities in certain regions of the world may result in lower orders, rescheduling or the cancellation of part of the existing order backlog for certain of the Corporation's products.

General economic conditions

Unfavourable economic conditions, such as the weakness or further deterioration in the financial situation of certain major U.S. airlines and the volatility in fuel prices, may adversely affect the Corporation's business. A macroeconomic downturn in important markets may result in lower order intake. In addition, curtailment of production activities due to unfavourable economic conditions could result in the Corporation incurring significant costs associated with temporary layoffs or termination of employees.

Operational risk

The activities conducted by the Corporation are subject to operational risks, including regulatory risks, dependence on key personnel, successful integration of new acquisitions, product performance warranty, and reliance on information systems, all of which could affect the ability of the Corporation to meet its obligations. For example, in the aerospace segment, non-compliance with regulatory requirements, such as those imposed by Transport Canada or the Federal Aviation Administration in the U.S., could result in the grounding of Bombardier aircraft, which could have a material adverse impact on the Corporation. In the transportation segment, the Corporation is also subject to stringent certification or approval requirements, which may delay the certification of railway cars. In addition, large and complex projects for customers are common for the businesses of the Corporation, including fixed-price contracts. Please refer to further discussion on fixed-term commitments below.

Fixed-term commitments

The Corporation has historically offered and will continue to offer a significant portion of its products on fixed-term contracts, rather than contracts in which payment is determined solely on a time-and-material basis, mainly in the transportation segment. Generally, the Corporation may not terminate these contracts unilaterally. Although the Corporation often relies on tools and methodologies and past experience to reduce the risks associated with estimating, planning and performing these projects, in most cases, the Corporation is exposed to risks associated with these projects, including unexpected technological problems, difficulties with the Corporation's partners and subcontractors, and logistic difficulties that could lead to cost overruns and late delivery penalties.

Warranty and casualty claim losses

The products manufactured by the Corporation are highly complex and sophisticated and may contain defects that are difficult to detect and correct. Defects may be found in the Corporation's products after they are delivered to the customer. If discovered, the Corporation may not be able to correct them in a timely manner or at all. The occurrence of defects and failures in the Corporation's products could result in warranty claims or the loss of customers. Correcting such defects could require significant capital investments. Any claims, defects or failures could have an adverse effect on the Corporation's operating results and business. In addition, due to the nature of the Corporation's business, the Corporation may be subject to liability claims arising from accidents or disasters, involving the Corporation's products or products for which the Corporation provided services, including claims for serious personal injuries or death or those caused by climatic factors (such as snow and icy weather) or by pilot error. The Corporation cannot be certain that its insurance coverage will be sufficient to cover one or more substantial claims. Furthermore, there can be no assurance that the Corporation will be able to obtain insurance coverage at acceptable levels and cost in the future.

Business partners

In certain of the projects carried out through consortia or other partnership vehicles in the transportation segment, all partners are jointly and severally liable to the customer. The success of these partnerships is dependent on the satisfactory performance of the Corporation's business partners. Although in these situations, partners generally exchange counter indemnity obligations, often partially or totally backed up by guarantee instruments, the failure of the business partners to fulfill their contractual obligations could subject the Corporation to additional financial and performance obligations that could result in increased costs and unforeseen delays.

Key customers and key suppliers

The Corporation's manufacturing operations are dependent upon a limited number of customers. As at January 31, 2005, 42% of Aerospace's order backlog was attributable to 10 customers. In the transportation segment, three customers represented 45% of the order backlog. The Corporation believes that it will continue to depend on a limited number of customers, accordingly the loss of any such customer could result in lower sales and/or market share.

The Corporation's manufacturing operations are dependent upon a limited number of key suppliers for the delivery of materials, services and major aircraft components, such as power plants, wings, nacelles and fuselages in the aerospace segment, and brakes in the transportation segment. In the aerospace segment, certain of these suppliers participate with the Corporation in the development of various aircraft platforms and the subsequent delivery of materials and major aircraft components, and own some of the intellectual property from the key components they develop. Therefore, the Corporation's contracts with these key suppliers are on a long-term exclusive basis. Although alternative supplier sources generally exist for the procurement of material and major aircraft components, the replacement of certain key suppliers could take several months. A failure by one or more key suppliers to meet performance specifications, quality standards, and delivery schedules could adversely affect the ability of the Corporation to meet its commitments to customers. If one or more key suppliers are unable to meet their contractual obligations towards the Corporation, this could result in a material effect on the Corporation's Consolidated Financial Statements.

Developing new products and services

The principal markets in which the Corporation's businesses operate experience changes due to the introduction of new technologies. To meet its customers' needs in these businesses, the Corporation must continuously design new, and update existing products and services, and invest in and develop new technologies. Introducing new products requires a significant commitment to research and development, which may not be successful. The Corporation's sales may be impacted if it invests in products that are not accepted in the marketplace, are not approved by regulatory authorities, or if the products are not brought to market in a timely manner or become obsolete.

Government support

The Corporation relies on various types of government support. The level of government support reflects government policy and depends on budgets and other political and economic developments. The Corporation cannot predict if future government-sponsored support will be available. The loss or any substantial reduction in the availability of government support could negatively impact the Corporation's cost competitiveness and market share, particularly in the regional aircraft market. In addition, any future government support received by the Corporation's competitors may have a negative impact on the Corporation's competitiveness, sales and market share.

Human resource risk (including collective agreements)

Human resource risk is the risk that the Corporation is unable to recruit, retain, and motivate highly skilled employees to assist in the Corporation's business, including research and development activities, that are essential to the success of the Corporation. Failure to attract and retain skilled personnel could negatively impact the Corporation's development efforts and cause delays in production.

In addition, the Corporation is party to several collective agreements throughout its business segments, which are subject to expiration at various times in the future. If the Corporation is unable to renew these collective agreements as they become subject to renegotiation from time to time, this could result in work stoppages and other labour disturbances, which could result in a material effect on the Corporation's Consolidated Financial Statements.

Environmental risk

Environmental risk is the risk that governmental environmental requirements, or enforcements thereof, may become more stringent in the future and that additional costs may be incurred by the Corporation to be compliant with such future requirements or enforcements. The Corporation is subject to environmental laws and regulations in each of the jurisdictions in which it operates, governing, among other things, product performance and/or content, air and water pollution, hazardous substance discharges, and the remediation of soil and/or groundwater contamination caused by past operations. Although the Corporation believes that it is in substantial compliance with current applicable requirements of environmental laws, there can be no assurance that limitations imposed by, or costs of compliance with, current or future environmental laws, or liabilities arising from environmental problems will not have a material effect on the Corporation's Consolidated Financial Statements.

Financing support provided on behalf of certain customers

In connection with the sale of certain of its products, mainly aircraft, the Corporation provides financing support in the form of credit and residual value guarantees to enhance the ability to arrange third-party financing for the asset acquisition. A claim under these guarantees may be typically made only upon sale of the underlying asset to a third party. Significant claims under these guarantees could have a material effect on the Corporation's business, financial condition and results of operations (see "Commitments and Contingencies" section of this MD&A for a discussion of credit and residual value guarantees).

Delinquencies and losses in BC's portfolio

Like all finance companies, BC faces the risk that it may not be able to collect on its finance receivables, consisting primarily of asset-based financing in the form of receivables, lease receivables and loans, mostly related to floorplan financing on a secured basis to retailers purchasing inventory products and third-party interim financing of commercial aircraft.

Liquidity and access to capital markets

The Corporation requires continued access to the capital markets to support its activities, including selling asset-backed securities. To satisfy its financing needs, the Corporation relies on long-term and short-term debt and cash flow generated from operations. Any impediments to the Corporation's ability to access the capital markets, including a decline in credit ratings, a significant reduction of the surety market global capacity, significant changes in market interest rates, general economic conditions or the perception in the capital markets of the Corporation's financial condition or prospects, could have a material adverse effect on the Corporation's financial condition and results of operations. Credit ratings may be impacted by many external factors beyond the Corporation's control and accordingly, no assurance can be given that the Corporation's credit ratings will not be reduced in the future.

Restrictive debt covenants

The indentures governing certain of the Corporation's indebtedness and syndicated credit facilities contain covenants that, among other things, restrict the Corporation's ability to:

- sell all or substantially all of its assets;
- incur certain secured indebtedness;
- engage in mergers or consolidations; and
- engage in certain transactions with affiliates.

These restrictions could impair the Corporation's ability to finance its future operations or its capital needs, or to engage in other business activities that may be in its interest. In addition, Bombardier is also required to comply with a single financial covenant under its two main syndicated credit facilities. The Corporation's ability to comply with this ratio may be affected by events beyond its control. A breach of any of these agreements or the Corporation's inability to comply with the required financial ratio could also result in a default under its bank lines, which would permit the Corporation's lenders to declare amounts owed to them immediately payable.

Market risk

Market risk is defined as a potential loss due to an adverse move in market rates, including the following:

a_Foreign currency fluctuations

The Corporation is exposed to risks resulting from foreign currency fluctuations as described in the "Derivative Financial Instruments" section of this MD&A. In an effort to mitigate these risks, the Corporation uses derivative instruments to hedge its exposure to future cash inflows and outflows in various foreign currencies.

b_Changing interest rates

The Corporation is exposed to risks from fluctuating interest rates as described in the "Derivative Financial Instruments" section of this MD&A. The Corporation uses derivative financial instruments or the use of an asset/liability management technique to manage the impact of fluctuating interest rates, arising mainly on existing assets and liabilities and financial commitments.

c_Commodity price risk

The Corporation is subject to commodity price risk relating principally to fluctuations in energy and raw material prices, such as aluminium used in production. The Corporation periodically uses fixed-price purchase commitments to mitigate a portion of its exposure to potentially unfavourable price changes of commodities.

The impact of the above fluctuations could have a material effect on the Corporation's Consolidated Financial Statements.

III Critical accounting estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires the use of estimates, judgment and assumptions. Critical accounting estimates are described in this section. An accounting estimate is considered critical if the estimate requires management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could have been reasonably used or if changes in the estimate that would have a material impact on the Corporation's financial condition or results of operations are likely to occur from period to period.

The sensitivity analysis included in this section should be used with caution as the changes are hypothetical and the impact of changes in each key assumption may not be linear.

AVERAGE COST ACCOUNTING

Average cost accounting, used in the aerospace segment, is a method of accounting for the costs associated with the manufacturing of aircraft whereby the estimated average unit production cost is charged to cost of sales.

The determination of the estimated average unit production cost per aircraft involves estimates of total accounting program quantities and total production costs for a selected program, as well as the period over which the units can reasonably be expected to be produced.

Accounting program quantities are based on an assessment of prevailing market conditions and anticipated demand for the aircraft, considering, among other factors, firm order backlog and options.

Production costs include raw material, direct labour and manufacturing overhead costs. Total production costs are estimated based on forecasted costs of raw materials, inflation rates, foreign exchange rates, labour productivity and employment levels and salaries. Cost estimates are based mainly on historical performance trends, economic trends, labour agreements and information provided by suppliers. Production costs are also based on the learning curve concept, which anticipates a decrease in costs as tasks and production techniques become more efficient through repetition. As a result, the estimated average unit production cost incurred in the early stage of the program will exceed the estimated average unit production cost for the entire program. This difference, referred to as excess over-average production costs, is included in inventories and is expected to be recovered from sales of aircraft to be produced later at lower-than-average production costs.

Management conducts quarterly reviews as well as a detailed annual review in the fourth quarter as part of its annual budget process of its cost estimates and program quantities. The effect of any revision is accounted for by way of a cumulative catch-up adjustment in the period in which the revision takes place.

Sensitivity

A 1% change in the estimated future costs to produce the remaining aircraft accounting program quantities for all aircraft programs would have increased or decreased the Corporation's cost of sales by approximately $50 million, including $35 million relating to cumulative catch-up adjustments for prior years.

AEROSPACE PROGRAM TOOLING

Aerospace program tooling is reviewed for impairment when certain events or changes in circumstances indicate that the carrying amount of the tooling may not be recoverable. The recoverability test is performed using undiscounted future net cash flows that are directly associated with the asset's use. An impairment charge is recorded when the undiscounted value of the expected future cash flows is less than the carrying value of program tooling. The impairment, if any, is measured as the difference between the carrying value and the fair value of the program tooling. Estimates of net future cash flows over the remaining useful life of program tooling are subject to estimates with respect to expected selling prices as well as estimates and judgments as described in the average cost accounting section above.

SALES INCENTIVES

The Corporation offers sales incentives including credit and residual value guarantees, mostly in connection with the sale of regional aircraft. Management reviews the maximum exposure related to these commitments relative to the aircraft's expected future value and, in the case of credit guarantees, the creditworthiness of the borrower. Provisions are recorded at the time of sale of the underlying aircraft and are reviewed quarterly. The aircraft's expected future value is estimated using internal and external aircraft valuations, including information developed from the sale of similar aircraft in the secondary market. The creditworthiness of borrowers, for which credit guarantees have been provided, is based on credit ratings published by credit rating agencies, when available. The creditworthiness of other borrowers is estimated based on internal evaluation models (see note 24 – Commitments and contingencies to the Consolidated Financial Statements for additional information on these guarantees).

Sensitivity

As at January 31, 2005, had the expected future value of aircraft used to calculate the provision for credit and residual value guarantees provided in connection with aircraft sales decreased by 5%, cost of sales would have increased by approximately $70 million.

LONG-TERM CONTRACTS

The transportation segment conducts most of its business under long-term contracts. Revenues and margins from long-term contracts are mostly recognized using the percentage-of-completion method or recognized in proportion to the total costs originally anticipated to be incurred at the beginning of the contract, using the expected-cost method. The long-term nature of contracts involves considerable use of estimates in determining total contract costs, revenues and percentage of completion.

Contract costs include raw material, direct labour, manufacturing overhead and other costs, such as warranty and freight. Total contract costs are estimated based on forecasted costs of raw materials, inflation rates, foreign exchange rates, labour productivity, and employment levels and salaries, and are influenced by the nature and complexity of the work to be performed, the impact of change orders and the impact of delayed delivery. Cost estimates are based mainly on historical performance trends, economic trends, collective agreements and information provided by suppliers.

Revenue estimates are based on the negotiated contract price adjusted for change orders, claims and contract terms that provide for the adjustment of prices in the event of variations from projected inflationary trends. Contract change orders and claims are included in revenue when they can be reliably estimated and realization is probable.

The percentage of completion is generally determined by comparing the costs incurred to date to the total estimated cost for the contract, excluding costs that are not representative for the measure of performance.

Recognized revenues and margins are subject to revisions as the contract progresses to completion. Management conducts quarterly reviews and a detailed annual review in the fourth quarter as part of its annual budget process of its estimated costs to complete, percentage of completion estimates and revenues and margins recognized, on a contract-by-contract basis. The effect of any revision is accounted for by way of a cumulative catch-up adjustment in the period in which the revision takes place.

If a contract review indicates a negative gross margin, the entire expected loss on the contract is recognized in the period in which the negative gross margin is identified.

Sensitivity

A 1% increase in the estimated future costs to completion for all ongoing contracts accounted for under the percentage-of-completion method in the transportation segment would have increased cost of sales by approximately $65 million, while a 1% decrease in the estimated future costs would have decreased cost of sales by approximately $55 million.

GOODWILL

Goodwill recorded is the result of the purchase of Adtranz.

Goodwill is tested for impairment annually, or more frequently if events or circumstances, such as significant declines in expected cash flows, indicate that it is more likely than not that the asset might be impaired. The Corporation selected its fourth quarter as its annual testing period for its goodwill. Goodwill is considered to be impaired when the carrying value of a reporting unit, including the allocated goodwill, exceeds its fair value. Goodwill impairment is measured as the excess of the carrying amount of the reporting unit's allocated goodwill over the implied fair value of the goodwill, based on the fair value of the assets and liabilities of the reporting unit. Future cash flows are forecasted based on the Corporation's best estimate of revenues, production costs, manufacturing overhead and other costs. These estimates are made by reviewing existing contracts, expected future orders, current cost structure, anticipated cost variations, collective agreements and general market conditions, and are subject to review and approval by senior management. The future cash flows used for the impairment test performed during the fourth quarter of fiscal year 2005 were discounted using a weighted average cost of capital rate of 9.5%.

PRODUCT WARRANTIES

Products sold in the aerospace and transportation segments are accompanied by warranties for systems, accessories, equipment, parts and software developed by the Corporation.

Warranty cost is recorded when revenue for the underlying product is recognized. The cost is estimated based on a number of factors, including the historical warranty claims and cost experience, the type and duration of warranty coverage, the nature of products sold and counter-warranty coverage available from the Corporation's suppliers.

The Corporation reviews quarterly its recorded product warranty provisions and any adjustment is recognized to income. Warranty expense is recorded as a component of cost of sales.

EMPLOYEE FUTURE BENEFITS

Pension and other employee benefit costs and obligations are dependant on assumptions used in calculating such amounts. The discount rate, the expected long-term rate of return on plan assets and rate of compensation increase are important elements of cost and/or obligation measurement.

The discount rate allows the Corporation to reflect estimated future benefit payments at present value on the measurement date. Management has little discretion in selecting the discount rate as it must represent the market rates for high quality fixed income investments available for the period to maturity of the benefits. A lower discount rate increases the benefit obligation and benefit costs.

Sensitivity

A 0.25% change in the weighted average discount rate would increase or decrease expected benefit cost in fiscal year 2006 by approximately $30 million.

The expected long-term rate of return on pension plan assets is determined considering historical returns, future estimates of long-term investment returns and asset allocations. A lower return assumption increases pension cost.

Sensitivity

A 0.25% change in the weighted average return assumption would increase or decrease expected pension cost in fiscal year 2006 by approximately $10 million.

The rate of compensation increase is determined considering current salary structure, historical wage increases and anticipated wage increases.

Sensitivity

A 0.25% change in the weighted average rate for compensation increase would increase or decrease expected benefit cost in fiscal year 2006 by approximately $15 million.

Other assumptions include the inflation rate and the health-care cost trend rate, as well as demographic factors such as retirement ages of employees, mortality rates and turnover. Assumptions are reviewed and updated on an annual basis.

INCOME TAXES

The Corporation recognizes deferred income tax assets, resulting from operating losses carryforward and deductible temporary differences.

Management assesses the realization of these deferred tax assets regularly to determine whether a valuation allowance is required. Based on evidence, both positive and negative, the Corporation determines whether it is more likely than not that all or a portion of the deferred income tax assets will be realized. The factors considered include estimated future earnings based on internal forecasts, cumulative losses in recent years, history of losses carry-forward and other tax assets expiring unused, as well as prudent and feasible tax planning strategies.

IV Accounting and reporting developments

FINANCIAL INSTRUMENTS, HEDGES AND COMPREHENSIVE INCOME

The following new standards issued during fiscal year 2005, may, when adopted, have a material impact on the Corporation's Consolidated Financial Statements:

- Financial instruments – Recognition and measurement;
- Hedges; and
- Comprehensive income.

These standards are substantially harmonized with U.S. GAAP and will be effective for the Corporation for the first quarter of fiscal year 2008. The principal impacts of the standards are summarized below:

a_Financial instruments – Recognition and measurement

- All derivative financial instruments, including embedded derivatives that are not closely related to the host contract, must be recorded on the balance sheet and measured at fair value.
- All financial assets must be classified as held for trading, available for sale, held to maturity or as loans and receivables, and measured either at fair value, cost or amortized cost.
- Gains and losses on financial instruments measured at fair value must be recognized in the income statement or in other comprehensive income.

b_Hedges

Hedges can be designated as either fair value hedges, cash flow hedges or hedges of a net investment in a self-sustaining foreign operation. Gains and losses as a result of changes in the fair value of hedging instruments which qualify for hedge accounting must be recognized to income, together with the offsetting gains or losses on the hedged risk in the period of change or to other comprehensive income if certain criteria are met, with subsequent reclassification to income when the hedged item affects income.

c_Comprehensive income

Comprehensive income is the change in equity (net assets) of an enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income and its components must be presented in the consolidated financial statements with the same prominence as other financial statements that constitute the complete set of consolidated financial statements.

The Corporation is currently assessing the impact of these new recommendations on its Consolidated Financial Statements.

For those accounting and reporting developments adopted by the Corporation during the fiscal year ending January 31, 2005, please refer to note 1 – Changes in accounting policies to the Consolidated Financial Statements.

V Environment

The Corporation's manufacturing and service activities are subject to environmental regulation by federal, provincial and local authorities in Canada, as well as local regulatory authorities having jurisdiction over the Corporation's foreign operations. As a result, the Corporation has established, and periodically updates, a health, safety and environment policy that defines the Corporation's vision for its worldwide operations. Consistent with this policy, approximately 85% of the Corporation's manufacturing and services locations (more than 150 employees) have been accredited according to the ISO 14001 Standard for Environmental Management by outside auditors.

Consistent with the Corporation's policy stressing environmental responsibility and its desire to maintain legal compliance, the Corporation routinely procures, installs and operates pollution control devices, such as waste water treatment plants, groundwater monitoring devices, air strippers or separators, and incinerators at new and existing facilities constructed or upgraded in the normal course of business. Future capital expenditures for pollution control systems are not expected to have a material effect on the Corporation's consolidated financial position.

With respect to environmental matters related to site contamination (historical contamination of soil and groundwater), the Corporation periodically conducts studies, individually at sites owned by the Corporation and jointly as members of industry groups at sites not owned by the Corporation, to determine the feasibility of various remedial techniques, and to define the Corporation's share of liability. The Corporation is currently proceeding with decontamination at a small number of sites both in North America and in Europe. The historical costs for soil and/or groundwater decontamination have not been significant.

Estimating future environmental cleanup liabilities is dependent on the nature and the extent of historical information and physical data about the contaminated site, the complexity of the contamination, the uncertainty of which remedy to apply, the timing of the remedial action and the outcome of the discussions with regulatory authorities.

The Corporation expects to increase its costs for remediation activities in future years. This increased cost is based on the probable closure of certain existing facilities and on ever-increasing legal requirements. Although it appears likely that annual costs for soil and groundwater decontamination may increase over time, these costs are not expected to be material to the Corporation.

VI Selected financial data

The Consolidated Financial Statements of Bombardier Inc. are prepared in accordance with Canadian GAAP and are expressed in U.S. dollars. The recreational products segments results are presented as discontinued operations.

The following table provides selected financial information for the last three fiscal years.

(IN MILLIONS OF US DOLLARS, EXCEPT PER SHARE AMOUNTS)	2005	2004	2003
Revenues from continuing operations	$ 15,839	$ 15,508	$ 13,535
EBT from continuing operations before special items	71	311	243
Loss from continuing operations	(85)	(166)	(453)
Income from discontinued operations, net of tax	-	81	60
Net loss	(85)	(85)	(393)
Basic and diluted loss per share			
From continuing operations	(0.06)	(0.11)	(0.34)
Net loss	(0.06)	(0.07)	(0.30)
Cash dividends declared per share (Cdn$):			
Class A Shares (Multiple Voting)	0.090000	0.090000	0.180000
Class B Shares (Subordinate Voting)	0.091600	0.091600	0.181563
Series 2 Preferred Shares	0.997810	1.169296	1.193750
Series 3 Preferred Shares	1.369000	1.369000	0.684500
Series 4 Preferred Shares	1.562500	1.562500	1.398760
Total assets – Bombardier	15,886	15,385	13,580
Total assets – BC	4,704	5,338	6,356
Financial liabilities:			
Short-term borrowings – Bombardier	-	-	249
Short-term borrowings – BC	300	232	1,428
Long-term debt – Bombardier	3,128	2,097	2,027
Long-term debt – BC	3,776	3,991	3,811

The following table provides authorized and issued share data as at January 31, 2005.

	AUTHORIZED	ISSUED
Class A Shares (Multiple Voting) [1]	1,892,000,000	342,000,010
Class B Shares (Subordinate Voting) [2]	1,892,000,000	1,408,466,958
Series 2 Cumulative Redeemable Preferred Shares	12,000,000	2,597,907
Series 3 Cumulative Redeemable Preferred Shares	12,000,000	9,402,093
Series 4 Cumulative Redeemable Preferred Shares	9,400,000	9,400,000

[1] 10 votes each, convertible at the option of the holder into one Class B Share (Subordinate Voting).
[2] Convertible at the option of the holder into one Class A Share (Multiple Voting) under certain conditions (see note 12 - Share capital to the Consolidated Financial Statements).

The following table provides share option data as at January 31, 2005.

Options issued and outstanding under share option plans as at February 28, 2005	52,659,790

The table containing the quarterly information is shown at the end of this MD&A.

March 30, 2005

Additional information relating to Bombardier, including the Corporation's Annual Information Form, can be found on SEDAR at www.sedar.com or on *Bombardier's website at www.bombardier.com.*

QUARTERLY DATA

(unaudited)

FOR THE FISCAL YEARS ENDED JANUARY 31
(IN MILLIONS OF US DOLLARS, EXCEPT PER SHARE AMOUNTS)

	2005	2004
	TOTAL	TOTAL
Segmented revenues		
Aerospace [1]	$ 7,944	$ 8,243
Transportation	7,584	6,954
BC	426	493
Intersegment revenues	(115)	(182)
External revenues	15,839	15,508
Income (loss) from continuing operations before special items, interest and income taxes		
Aerospace [1]	190	390
Transportation [2]	33	39
BC [3]	29	53
Intersegment interest	(28)	(12)
	224	470
Special items		
Aerospace	-	(19)
Transportation	172	349
	172	330
Income (loss) from continuing operations before interest and income taxes [4]		
Aerospace	190	409
Transportation	(139)	(310)
BC	29	53
Intersegment interest	(28)	(12)
	52	140
Interest expense, net	153	159
Income tax expense (recovery)	(16)	147
Income (loss) from continuing operations	(85)	(166)
Income (loss) from discontinued operations – net of tax	-	81
Net income (loss)	$ (85)	$ (85)
Earnings (loss) per share:		
Basic and diluted		
From continuing operations	$ (0.06)	$ (0.11)
Net income (loss)	$ (0.06)	$ (0.07)
Dividend – Class A Shares (IN CDN DOLLARS)	0.090000	0.090000
Dividend – Class B Shares (IN CDN DOLLARS)	0.091600	0.091600
Market price range of Class B Shares (IN CDN DOLLARS)		
High	$ 7.13	$ 6.28
Low	$ 1.87	$ 2.56

[1] Historically, Bombardier Aerospace has higher aircraft deliveries during the fourth quarter compared to the first three quarters of its fiscal year, generating higher revenues and margins.

[2] Bombardier Transportation's results for the first quarter of fiscal year 2005 and the fourth quarter of fiscal year 2004 were negatively impacted by contract adjustments related to revisions of estimates for the completion of certain contracts. In addition, results for the fourth quarter of fiscal year 2004 were negatively impacted by a charge related to the settlement of all outstanding claims in connection with the Acela high speed trainset contracts.

[3] BC's results for the fourth quarter of fiscal year 2005 were negatively impacted by the payment of $19 million in connection with the repurchase of call options related to the Putable/Callable notes due in 2013 as a result of the downgrades in the Corporation's credit ratings in November 2004.

[4] As of the fourth quarter of fiscal year 2005, net Corporate interest costs are no longer allocated to the manufacturing segments and management now assesses the performance of the manufacturing segments based on earnings (loss) before net interest and income taxes. Comparative figures have been reclassified.

2005 FIRST QUARTER	2004 FIRST QUARTER	2005 SECOND QUARTER	2004 SECOND QUARTER	2005 THIRD QUARTER	2004 THIRD QUARTER	2005 FOURTH QUARTER	2004 FOURTH QUARTER
$ 1,759	$ 1,608	$ 1,952	$ 2,052	$ 1,626	$ 1,721	$ 2,607	$ 2,862
1,689	1,639	1,847	1,687	1,929	1,692	2,119	1,936
108	146	107	127	106	106	105	114
(28)	(61)	(30)	(48)	(27)	(36)	(30)	(37)
3,528	3,332	3,876	3,818	3,634	3,483	4,801	4,875
27	52	42	93	43	93	78	152
(115)	63	43	66	44	55	61	(145)
10	16	10	14	10	10	(1)	13
(5)	–	(7)	–	(7)	(1)	(9)	(11)
(83)	131	88	173	90	157	129	9
–	9	–	28	–	(69)	–	13
86	–	5	–	43	–	38	349
86	9	5	28	43	(69)	38	362
27	43	42	65	43	162	78	139
(201)	63	38	66	1	55	23	(494)
10	16	10	14	10	10	(1)	13
(5)	–	(7)	–	(7)	(1)	(9)	(11)
(169)	122	83	145	47	226	91	(353)
40	38	39	37	38	37	36	47
(35)	29	21	38	(1)	65	(1)	15
(174)	55	23	70	10	124	56	(415)
–	(1)	–	(2)	–	9	–	75
$ (174)	$ 54	$ 23	$ 68	$ 10	$ 133	$ 56	$ (340)
$ (0.10)	$ 0.03	$ 0.01	$ 0.04	$ –	$ 0.07	$ 0.03	$ (0.24)
$ (0.10)	$ 0.03	$ 0.01	$ 0.04	$ –	$ 0.07	$ 0.03	$ (0.20)
0.022500	0.022500	0.022500	0.022500	0.022500	0.022500	0.022500	0.022500
0.022900	0.022900	0.022900	0.022900	0.022900	0.022900	0.022900	0.022900
$ 7.13	$ 5.54	$ 6.24	$ 5.49	$ 3.40	$ 6.28	$ 2.89	$ 6.00
$ 5.67	$ 2.56	$ 3.29	$ 3.38	$ 2.55	$ 4.80	$ 1.87	$ 4.83

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying Consolidated Financial Statements of Bombardier Inc. and all the information in this Annual Report are the responsibility of Management and have been reviewed and approved by its Board of Directors.

The Consolidated Financial Statements have been prepared by Management in accordance with Canadian generally accepted accounting principles. The financial statements include some amounts that are based on best estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly in all material respects. Financial information presented elsewhere in the Annual Report is consistent with that in the Consolidated Financial Statements.

Bombardier Inc.'s policy is to maintain systems of internal accounting and administrative and disclosure controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, accurate and reliable and that the Corporation's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that Management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the Consolidated Financial Statements. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and is comprised entirely of outside directors. The Audit Committee meets periodically with Management, as well as with the internal and external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities and to review the Consolidated Financial Statements and the external auditors' report. The Audit Committee reports its findings to the Board of Directors for its consideration when it approves the Consolidated Financial Statements for issuance to shareholders.

The Consolidated Financial Statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. The external auditors have full and free access to the Audit Committee.



PIERRE ALARY, CA
Senior Vice President and Chief Financial Officer
March 30, 2005

AUDITORS' REPORT

To the shareholders of Bombardier Inc.

We have audited the consolidated balance sheets of Bombardier Inc. as at January 31, 2005 and 2004 and the consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at January 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



ERNST & YOUNG LLP
Chartered Accountants
Montréal, Canada
March 4, 2005

CONSOLIDATED BALANCE SHEETS

AS AT JANUARY 31
(IN MILLIONS OF U.S. DOLLARS)

		BOMBARDIER INC. CONSOLIDATED		BOMBARDIER		BC	
	NOTES	2005	2004	2005	2004	2005	2004
Assets							
Cash and cash equivalents		$ 2,355	$ 1,221	$ 2,291	$ 1,210	$ 64	$ 11
Receivables	2	1,622	1,838	1,505	1,694	117	144
Finance receivables	3	3,585	3,127	-	-	3,585	3,127
Assets under operating leases and other	4	474	558	249	86	225	472
Inventories	5	4,013	4,340	4,013	4,340	-	-
Property, plant and equipment	6	3,414	3,550	3,322	3,460	92	90
Goodwill	7	2,357	2,290	2,357	2,290	-	-
Deferred income taxes	17	628	527	443	343	185	184
Investment in BC/Advances and subordinated loans to Bombardier		-	-	439	861	71	585
Accrued benefit assets	23	353	375	353	375	-	-
Other assets	8	1,279	1,451	914	726	365	725
		$20,080	$19,277	$15,886	$15,385	$4,704	$5,338
Liabilities							
Short-term borrowings	9	$ 300	$ 232	$ -	$ -	$ 300	$ 232
Advances from BC		-	-	71	135	-	-
Accounts payable and accrued liabilities	10	7,281	6,785	7,098	6,535	183	250
Advances and progress billings in excess of related costs	5	2,359	2,686	2,359	2,686	-	-
Deferred income taxes	17	41	104	37	100	4	4
Long-term debt	11	6,904	6,088	3,128	2,097	3,776	3,991
Accrued benefit liabilities	23	897	932	895	932	2	-
Subordinated loans from BC		-	-	-	450	-	-
		17,782	16,827	13,588	12,935	4,265	4,477
Shareholders' equity (Investment in BC)		2,298	2,450	2,298	2,450	439	861
		$20,080	$19,277	$15,886	$15,385	$4,704	$5,338
Commitments and contingencies	24						

The accompanying summary of significant accounting policies and notes are an integral part of these Consolidated Financial Statements and provide information on the financial statement presentation.

On behalf of the Board of Directors,





LAURENT BEAUDOIN
Director

L. DENIS DESAUTELS
Director

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE FISCAL YEARS ENDED JANUARY 31
(IN MILLIONS OF U.S. DOLLARS)

	NOTES	2005		2004	
		NUMBER (IN THOUSANDS)	AMOUNT	NUMBER (IN THOUSANDS)	AMOUNT
SHARE CAPITAL	12				
Preferred shares					
Series 2		2,598	$ 51	2,598	$ 51
Series 3		9,402	148	9,402	148
Series 4		9,400	148	9,400	148
		21,400	347	21,400	347
Common shares					
Class A Shares (Multiple Voting)					
Balance at beginning of year		342,018	31	342,020	31
Converted to Class B		(18)	-	(2)	-
Balance at end of year		342,000	31	342,018	31
Class B Shares (Subordinate Voting)					
Balance at beginning of year		1,407,567	1,408	1,035,667	599
Issuance of shares		-	-	370,000	807
Issued under the share option plans	13	882	3	1,898	2
Converted from Class A		18	-	2	-
Balance at end of year		1,408,467	1,411	1,407,567	1,408
Balance at end of year - common shares		1,750,467	1,442	1,749,585	1,439
Total - share capital			1,789		1,786
CONTRIBUTED SURPLUS					
Balance at beginning of year			4		-
Stock-based compensation	13		9		4
Balance at end of year			13		4
RETAINED EARNINGS					
Balance at beginning of year			532		778
Net loss			(85)		(85)
Dividends:					
Preferred shares			(23)		(23)
Common shares			(123)		(115)
Share issue costs, net of tax	12		-		(23)
Balance at end of year			301		532
CUMULATIVE TRANSLATION ADJUSTMENT	14		195		128
Total - shareholders' equity			$ 2,298		$ 2,450

The accompanying summary of significant accounting policies and notes are an integral part of these Consolidated Financial Statements and provide information on the financial statement presentation.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED JANUARY 31
(IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

		BOMBARDIER INC. CONSOLIDATED		BOMBARDIER		BC	
	NOTES	2005	2004	2005	2004	2005	2004
Revenues							
Manufacturing		$11,508	$11,208	$11,508	$11,208	$ -	$ -
Services		2,386	2,319	2,386	2,319	-	-
Financing		329	324	-	-	426	493
Other		1,616	1,657	1,616	1,657	-	-
		15,839	15,508	15,510	15,184	426	493
Cost of sales		13,989	13,370	13,797	13,278	261	249
Selling, general and administrative		927	992	839	898	88	94
Amortization		551	563	503	466	48	97
Research and development		148	113	148	113	-	-
Special items	15	172	330	172	330	-	-
Income from BC		-	-	(20)	(32)	-	-
		15,787	15,368	15,439	15,053	397	440
Income from continuing operations before interest expense, net and income taxes		52	140	71	131	29	53
Interest expense, net	16	153	159	181	171	-	-
Income (loss) from continuing operations before income taxes		(101)	(19)	(110)	(40)	29	53
Income tax expense (recovery)	17	(16)	147	(25)	126	9	21
Income (loss) from continuing operations		(85)	(166)	(85)	(166)	20	32
Income from discontinued operations, net of tax	18	-	81	-	81	-	-
Net income (loss)		$ (85)	$ (85)	$ (85)	$ (85)	$ 20	$ 32
Loss per share:	19						
Basic and diluted							
From continuing operations		$ (0.06)	$ (0.11)				
Net loss		$ (0.06)	$ (0.07)				

The accompanying summary of significant accounting policies and notes are an integral part of these Consolidated Financial Statements and provide information on the financial statement presentation.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED JANUARY 31
(IN MILLIONS OF U.S. DOLLARS)

		BOMBARDIER INC. CONSOLIDATED		BOMBARDIER		BC	
	NOTES	2005	2004	2005	2004	2005	2004
Operating activities							
Income (loss) from continuing operations		$ (85)	$ (166)	$ (85)	$ (166)	$ 20	$ 32
Non-cash items:							
Amortization		551	563	503	466	48	97
Income from BC		-	-	(20)	(32)	-	-
Provision for credit losses	3	26	59	-	-	26	59
Deferred income taxes		(101)	67	(98)	72	(3)	(5)
Loss (gain) on disposals of property, plant and equipment		(5)	5	(5)	5	-	-
Stock-based compensation	13	9	3	9	3	-	-
Special items	15	172	330	172	330	-	-
Net changes in non-cash balances related to operations	21	(100)	(1)	185	(1,174)	(30)	(66)
Cash flows from operating activities		467	860	661	(496)	61	117
Investing activities							
Additions to property, plant and equipment		(307)	(300)	(304)	(297)	(3)	(3)
Disposals of property, plant and equipment		31	129	31	113	-	16
Disposals of assets held for sale	15	-	135	-	135	-	-
Net variation in finance receivables		(15)	556	-	-	(460)	1,475
Additions to assets under operating leases – BC		(15)	(11)	-	-	(28)	(224)
Disposals of assets under operating leases – BC		33	22	-	-	236	555
Settlement of the Adtranz claim	7	209	-	209	-	-	-
Disposal of discontinued operations, net of cash disposed	18	(31)	557	(31)	557	-	-
Investment in BC/Advances and subordinated loans to Bombardier		-	-	(73)	564	73	(564)
Other		317	(425)	(75)	(118)	392	(307)
Cash flows from investing activities		222	663	(243)	954	210	948
Financing activities							
Net variation in short-term borrowings		59	(1,513)	-	(287)	59	(1,226)
Proceeds from issuance of long-term debt		1,051	945	764	41	287	904
Repayments of long-term debt		(632)	(1,086)	(73)	(136)	(559)	(950)
Issuance of shares, net of related costs	12,13	3	809	3	809	-	-
Dividends paid		(146)	(138)	(146)	(138)	-	-
Cash flows from financing activities		335	(983)	548	289	(213)	(1,272)
Effect of exchange rate changes on cash and cash equivalents		110	163	115	142	(5)	21
Cash flows from continuing operations		1,134	703	1,081	889	53	(186)
Cash flows from discontinued operations	18	-	(164)	-	(164)	-	-
Net increase (decrease) in cash and cash equivalents		1,134	539	1,081	725	53	(186)
Cash and cash equivalents at beginning of year		1,221	682	1,210	485	11	197
Cash and cash equivalents at end of year		$2,355	$ 1,221	$2,291	$ 1,210	$ 64	$ 11
Supplemental information							
Cash paid for:							
Interest		$ 380	$ 405	$ 207	$ 228	$ 201	$ 189
Income taxes		$ 19	$ 60	$ 9	$ 49	$ 10	$ 11

The accompanying summary of significant accounting policies and notes are an integral part of these Consolidated Financial Statements and provide information on the financial statement presentation.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FOR THE FISCAL YEARS ENDED JANUARY 31, 2005 AND 2004

Bombardier Inc. ("the Corporation") is incorporated under the laws of Canada. It is a manufacturer of transportation equipment, including business and regional aircraft and rail transportation equipment. It also provides financial services and asset management in business areas aligned with its core expertise.

BASIS OF PRESENTATION

Effective February 1, 2004, the Corporation changed its functional currencies from the Canadian dollar and the sterling pound to the U.S. dollar for the Canadian and U.K. operations in the aerospace segment, and from the Canadian dollar and the Mexican peso to the U.S. dollar for the Canadian and Mexican operations in the transportation segment. The European operations of the transportation segment continue to use mainly western European currencies as their functional currencies. No gains or losses resulted from the change of functional currencies. This change was made as a result of the increasing proportion of the Corporation's revenues, costs, intercompany arrangements, capital expenditures and long-term debt denominated in U.S. dollars.

Following the change of certain functional currencies to the U.S. dollar, effective the first quarter of fiscal year 2005, the Corporation changed its reporting currency to the U.S. dollar. Comparative financial information previously expressed in Canadian dollars is now presented in U.S. dollars for all periods shown, using the exchange rate applicable at the balance sheet date for assets and liabilities, and the average exchange rate of the corresponding periods for the consolidated statements of income and consolidated statements of cash flows items. Equity transactions have been translated at historical rates for the last five fiscal years with opening equity on February 1, 1999, translated at the exchange rate on that date. The net adjustment arising from the effect of the translation has been included in the cumulative translation adjustment account in shareholders' equity.

Bombardier Inc. and its subsidiaries carry out their operations in three distinct segments, each one characterized by a specific operating cycle; therefore, the consolidated balance sheets are unclassified. Financial services and real estate activities, being distinct from Bombardier's other activities, are shown in a separate column, Bombardier Capital ("BC"), in the Consolidated Financial Statements.

The following describes the columns shown in these financial statements.

BOMBARDIER INC. CONSOLIDATED	BOMBARDIER	BC
Represents all of the activities of the Corporation on a consolidated basis, after the elimination of balances and transactions between Bombardier and BC.	Represents the activities of the Corporation's two manufacturing segments (aerospace and transportation). Transactions and balances between these segments have been eliminated, whereas related party transactions and balances between Bombardier and BC have not been eliminated. Bombardier's investment in BC is accounted for under the equity method and comprises BC's equity and the subordinated debt of Bombardier in BC. Bombardier's former recreational products segment, which was sold on December 18, 2003, is presented as discontinued operations.	Represents the financial services and real estate activities of the Corporation. Transactions and balances within BC have been eliminated, whereas related party transactions and balances between BC and Bombardier have not been eliminated.

/ Bombardier Inc. Consolidated

BASIS OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of Bombardier Inc. and its subsidiaries, substantially all of which are wholly owned. Effective November 1, 2004, the Consolidated Financial Statements also include the accounts of variable interest entities ("VIEs") when the Corporation is the primary beneficiary (see note 1 – Changes in accounting policies). The Consolidated Financial Statements also include the Corporation's proportionate share of its joint ventures.

The principal subsidiaries of the Corporation included in the Consolidated Financial Statements are as follows:

SUBSIDIARY	LOCATION
Aerospace	
Learjet Inc.	U.S.A.
Short Brothers plc	U.K.
Transportation	
Bombardier Transportation (Holdings) UK Ltd.	U.K.
Bombardier Transportation GmbH	Germany
Bombardier Transportation (Bahntechnologie) Germany GmbH & Co. KG	Germany
BC	
Bombardier Capital Inc.	U.S.A
Bombardier Capital Ltd.	Canada

Most legal entities of the transportation segment use a December-31 fiscal year end. As a result, the Corporation consolidates the operations of the transportation segment with a one-month lag with the remainder of its operations. To the extent that significant transactions or events occur during the one-month lag period, they are accounted for within the Corporation's Consolidated Financial Statements.

STATEMENTS OF CASH FLOWS RECLASSIFICATION

Effective the fourth quarter of fiscal year 2005, the Corporation changed on the consolidated statements of cash flows the classification of transactions between the manufacturing and BC segments, related to the financing of receivables and inventory. The effect of the change was to eliminate from the consolidated cash flows the effect of these transactions until cash is received from external customers. This change only impacted the Bombardier Inc. consolidated column and had no impact on the Bombardier and BC columns. These transactions are presented as cash inflows from operating activities in the manufacturing segments and as a use of cash flows from investing activities in the BC segment when the transactions occur. As a result of this change, consolidated cash flows from operating activities decreased by $255 million for fiscal year 2005 and increased by $1,239 million for fiscal year 2004, with a corresponding increase and decrease for fiscal years 2005 and 2004 respectively in consolidated cash flows from investing activities.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles ("GAAP") requires Management to make estimates and assumptions, particularly as they relate to accounting for long-term contracts, aerospace programs, sales incentives including credit and residual value guarantees offered in the aerospace segment, and employee future benefits. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates, and such differences could be material.

TRANSLATION OF FOREIGN CURRENCIES

Foreign operations are classified as self-sustaining or integrated. All significant foreign operations are classified as self-sustaining operations.

Self-sustaining foreign operations – All assets and liabilities are translated using the exchange rates in effect at year end. Revenues and expenses are translated using the average exchange rates for the period. The resulting net translation gains or losses are included in cumulative translation adjustment in the consolidated statements of shareholders' equity.

Integrated foreign operations and accounts in foreign currencies – Accounts are translated using the temporal method. Under this method, monetary balance sheet items are translated using the exchange rates in effect at year end and non-monetary items are translated using the historical exchange rates. Revenues and expenses (other than amortization, which is translated using the same exchange rates as the related assets) are translated using the average exchange rates for the period. Translation gains or losses are included in the consolidated statements of income, except those related to the long-term debt designated as a hedge of the Corporation's net investment in self-sustaining foreign operations, which are included in cumulative translation adjustment in the consolidated statements of shareholders' equity.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and highly liquid investments held with investment grade financial institutions, with maturities of three months or less from the date of acquisition.

LONG-LIVED ASSETS

Long-lived assets comprise assets under operating leases and other, property, plant and equipment, and depreciable intangible assets.

Long-lived assets held for use are reviewed for impairment when certain events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The recoverability test is performed using undiscounted future net cash flows that are directly associated with the asset's use and eventual disposition. The amount of the impairment, if any, is measured as the difference between the carrying value and the fair value of the impaired assets and is recorded in the consolidated statements of income.

Long-lived assets held for sale are stated at the lower of cost or fair value.

Assets under operating leases and other – Assets under operating leases and other, comprised mainly of pre-owned aircraft and aircraft under fractional ownership programs, are recorded at cost. Amortization is computed under the straight-line method over periods representing their estimated useful lives.

Property, plant and equipment – Property, plant and equipment are recorded at cost. In addition, equipment leases where the risks and rewards of ownership are transferred to the Corporation are included in property, plant and equipment. Costs related to aerospace programs incurred once technical feasibility is proven and program launch takes place, including prototype design, development and testing, are accounted for as aerospace program tooling. Aerospace program tooling is mostly comprised of engineering labour and manufacturing overhead costs, testing and certification costs and purchased tooling. Self-constructed aerospace program tooling includes interest charges incurred during construction.

Amortization is computed under the straight-line method over the following estimated useful lives:

Buildings	10 to 40 years
Equipment	2 to 15 years
Aerospace program tooling	10 years
Other	3 to 20 years

Amortization of assets under construction begins when they are ready for their intended use. Amortization of aerospace program tooling costs begins at the date of delivery of the first aircraft of the program.

Improvements to existing property, plant and equipment that significantly extend the useful life or utility of the asset are capitalized, while maintenance and repair costs are charged to expense when incurred.

Definite life intangible assets – Definite life intangible assets represent the cost of acquired licenses, patents and trademarks and are amortized on a straight-line basis over their estimated useful lives, not exceeding 20 years.

LONG-TERM INVESTMENTS

Investments in entities when the Corporation exercises significant influence are accounted for under the equity method. Other long-term investments are carried at cost. When the cost exceeds the fair value and the decline in fair value is other than temporary, the long-term investments are written-down to their fair value.

DERIVATIVE FINANCIAL INSTRUMENTS

In accordance with its risk management strategy, the Corporation uses derivative financial instruments to manage its foreign currency and interest rate exposures. The derivative financial instruments consist mainly of forward foreign exchange contracts, interest-rate swap agreements and cross-currency interest-rate swap agreements. The Corporation does not use derivative financial instruments for trading or speculative purposes.

Forward foreign exchange contracts – The Corporation uses forward foreign exchange contracts to manage foreign currency exposure arising from forecasted foreign currency cash flows. The Corporation also uses forward foreign exchange contracts to manage currency exposures arising from third-party loans and intercompany loans and receivables.

Unrealized gains or losses on forward foreign exchange contracts designated and effective as hedges of forecasted foreign currency cash flows are not recognized in the Consolidated Financial Statements until the anticipated transactions occur. Unrealized gains or losses on forward foreign exchange contracts used to manage currency exposure arising from third-party loans and intercompany loans and receivables are immediately recognized to income offsetting unrealized gains or losses arising from foreign currency fluctuations on loans and receivables.

Gains and losses related to derivative financial instruments, which have been settled prior to maturity, are deferred and included in other assets or accounts payable and accrued liabilities on the consolidated balance sheets. If the underlying forecasted foreign currency cash flows are still probable of occurring, these gains and losses are recognized to income as an adjustment to the related revenues or costs, in the same period in which the related hedged transaction is recognized. Otherwise, these gains and losses are recognized immediately to income.

Interest-rate swap agreements – Bombardier enters into interest-rate swap agreements in order to achieve an appropriate mix of fixed and variable interest rate debt. In addition, Bombardier also enters into interest-rate swap agreements to reduce the impact of fluctuating interest rates on financial commitments and intercompany loans. BC enters into interest-rate swap agreements to convert certain long-term debt and finance receivables from fixed to variable interest rates. BC also enters into basis swap agreements in order to align the base interest of certain finance receivables to the base interest rate of long-term debt. Swap agreements involve the exchange of interest payment obligations based on a predetermined notional amount for a specified period of time.

These swaps are accounted for using the accrual method. Under this method, unrealized gains or losses are not recognized and net payments due or receivable on the derivative financial instruments are accounted for as an adjustment to interest expense in the consolidated statements of income. Gains and losses related to ineffective swaps are recognized to income.

Cross-currency interest-rate swap agreements – BC enters into cross-currency interest-rate swap agreements to manage the foreign currency exposures on its long-term debt and intercompany receivables, and to modify the interest rate characteristics of long-term debt and certain finance receivables from fixed to variable interest rates. These swap agreements involve the exchange of fixed and floating interest payment obligations as well as principal amounts in two different currencies. Gain and losses related to these derivative financial instruments are accounted for on the same basis as the above-described accounting rules for forward foreign exchange contracts and interest-rate swap agreements.

Hedge accounting – Designation as a hedge is only allowed if, both at the inception of the hedge and throughout the hedge period, the changes in the fair value or cash flows of the derivative instrument are expected to substantially offset the changes in the fair value or cash flows of the hedged item attributable to the underlying risk exposure.

The Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives to forecasted foreign currency cash flows or to specific assets and liabilities. The Corporation also formally documents and assesses, both at the hedge's inception and on an ongoing basis, whether the derivative financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

A hedging relationship is terminated if the hedge ceases to be effective and any unrealized gain or loss on such derivative financial instrument is recognized to income and subsequent changes in the fair value of the derivative financial instruments are recognized to income.

EARNINGS PER SHARE

Basic earnings per share are computed based on net income less dividends on preferred shares, net of tax, divided by the weighted-average number of Class A Shares (Multiple Voting) and Class B Shares (Subordinate Voting) outstanding during the fiscal year.

Diluted earnings per share are computed using the treasury stock method, giving effect to the exercise of all dilutive elements.

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

All awards granted or modified after January 31, 2003, are accounted for under the fair value method. Under this method, the value of the compensation is measured at the grant date using an option pricing model. The value of the compensation expense is recognized over the vesting period of the stock options with a corresponding increase to contributed surplus in shareholders' equity.

All awards granted or modified prior to February 1, 2003, are accounted for as capital transactions. No compensation expense is recorded in the consolidated statements of income for these awards. However, pro forma net income and earnings per share including awards granted in fiscal year 2003 are disclosed using the fair value method.

Any consideration paid by plan participants on the exercise of stock options is credited to share capital.

The Corporation's contributions to the employee share purchase plan are accounted for in the same manner as the related employee payroll costs.

INCOME TAXES

The Corporation applies the liability method of accounting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using substantively enacted tax rates, which will be in effect for the year in which the differences are expected to reverse.

A valuation allowance is recorded to reduce the carrying amount of deferred income tax assets, when it is more likely than not that such assets will not be realized.

EMPLOYEE FUTURE BENEFITS

The defined benefit plans are accounted for as follows:

- Plan assets are measured at fair value.
- The Corporation uses a market-related valuation of assets that recognizes the effect of investment gains or losses over a three-year period from the year in which they occur for purposes of measuring pension cost.
- The net actuarial gains and losses, based on the market-related value of plan assets, over 10% of the greater of the projected benefit obligation and the market-related value of plan assets as well as prior service costs are amortized to income over the estimated weighted-average remaining service life of plan participants of approximately 16 years.
- Plan obligations are determined based on expected future benefit payments discounted using current market interest rates.

- When an event, such as the sale of a segment, gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement. A curtailment is the loss by employees of the right to earn future benefits under the plan. A settlement is the discharge of a plan's obligation.
- The cost of pension and other benefits earned by employees is actuarially determined using the projected benefit method pro-rated on services, and Management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and health care costs.
- Pension cost is capitalized as part of labour costs and included in inventories and aerospace program tooling or is recognized directly to income.
- The Corporation uses a December 31 measurement date.

SECURITIZATION TRANSACTIONS

Transfers of loans and receivables in securitization transactions are recognized as sales when control over these assets has been surrendered, and consideration other than beneficial interests in the transferred assets was received. Assets retained may include interest-only strips, subordinated tranches of securities, servicing rights, over-collateralization amounts, cash reserve accounts, transferors' interests and other residual interests, all of which are included in receivables for Bombardier, and in finance receivables for BC.

When the transfer is considered a sale, all assets sold are derecognized, assets received and the liabilities incurred, such as those arising from credit enhancement support, are recognized at fair value. Gains and losses are recognized upon the sale of assets. The carrying amount is allocated between the assets sold and the retained interests based on their relative fair values as at the date of transfer. Fair values are generally estimated based on the present value of future expected cash flows using Management's best estimates for credit losses, forward yield curves, and discount rates commensurate with the risks involved.

Retained interests are accounted for as loans, lease receivables or investments in accordance with their substance. When the carrying value exceeds the fair value of the retained interests accounted for as investments, and the decline in fair value is other than temporary, the retained interest is written down to its fair value. Other retained interests are accounted for in accordance with applicable accounting policies for similar asset classifications.

ALLOWANCE FOR CREDIT LOSSES

Finance receivables, trade receivables and loans are classified as impaired when, in the opinion of Management, there is reasonable doubt as to the ultimate collectibility of a portion of principal and interest.

The Corporation maintains an allowance for credit losses in an amount sufficient to provide adequate protection against losses. The level of allowance is based on Management's assessment of the risks associated with each of the Corporation's portfolios, including loss and recovery experience, industry performance and the impact of current and projected economic conditions.

ENVIRONMENTAL OBLIGATIONS

Environmental liabilities are recorded when environmental claims or remedial efforts are probable, and the costs can be reasonably estimated. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to future revenue generation, are expensed.

II Bombardier

INVENTORY VALUATION

Aerospace programs – Inventory, determined under the average cost accounting method, is recorded at the lower of cost or net recoverable value. It includes raw materials, direct labour and manufacturing overhead.

Average cost accounting is a method of accounting that reflects the economic reality of higher unit production costs at the early phase of a program and lower unit production costs at the end of the program (learning curve concept). The difference between actual and average costs in the early stage of a program is recorded as excess-over-average production costs ("EOAPC") and is included in inventories.

To the extent that inventory costs are expected to exceed their recoverable amount, charges are made to current period income to reduce inventoried costs to their estimated net recoverable value.

Long-term contracts – Long-term contract inventory accounted for under the percentage-of-completion method includes raw materials, direct labour and manufacturing overhead as well as estimated contract margins. Inventory related to long-term service contracts accounted for under the straight-line method includes raw materials, direct labour and manufacturing overhead.

Other inventories – Finished product inventories, other than those included in long-term contracts and aerospace programs, are valued at the lower of cost or net realizable value. The cost of finished products includes the cost of raw materials, direct labour and related manufacturing overhead.

Pre-owned aircraft available for sale are stated at the lower of cost or net realizable value. The Corporation estimates net realizable value by using third-party appraisals of aircraft value and by reviewing current and future market conditions, including information developed from the sale of similar aircraft in the secondary market.

Advances and progress billings – Advances received and progress billings on long-term contracts and aerospace programs are deducted from related costs in inventories. Advances and progress billings in excess of related costs are shown as liabilities.

GOODWILL

Goodwill represents the excess of the purchase price, including acquisition costs, over the fair value of the identifiable net assets acquired.

Goodwill is tested for impairment annually, or more frequently if events or circumstances, such as significant declines in expected cash flows, indicate that it is more likely than not that the asset might be impaired. Goodwill is considered to be impaired when the carrying value of a reporting unit, including the allocated goodwill, exceeds its fair value. Goodwill impairment is measured as the excess of the carrying amount of the reporting unit's allocated goodwill over the implied fair value of the goodwill, based on the fair value of the assets and liabilities of the reporting unit.

REVENUE RECOGNITION

Aerospace programs – Revenues from the sale of commercial aircraft and narrow-body business aircraft (*Learjet*) are recognized upon final delivery of products and presented in manufacturing revenues.

Wide-body business aircraft (*Challenger 300*, *Challenger 604*, *Global Express* and *Bombardier Global 5000*) contracts are segmented between green aircraft (i.e. before interiors and optional avionics are installed) and completion of interiors. Revenues are recognized based on green aircraft deliveries when certain conditions are met, and upon final acceptance of interiors and optional avionics by customers and presented in manufacturing revenues.

Fractional shares – Effective February 1, 2004, revenues from the sale of aircraft fractional shares are recognized over the period during which the related services are rendered to the customer and included in manufacturing revenues. Other revenues from the fractional share ownership program are presented in services revenues. At the time of sale, the proceeds from the sale are recorded as deferred revenues and presented in accounts payable and accrued liabilities on the consolidated balance sheets. The carrying value of the related aircraft is transferred to assets under operating leases and other and is amortized on a straight-line basis over the expected average useful life of the aircraft.

Long-term contracts – Revenues from long-term contracts related to designing, engineering or manufacturing of products, including vehicle and component overhaul, are recognized using the percentage-of-completion method of accounting consistent with Statement of Position 81-1 *"Accounting for Performance of Construction-Type and Certain Production-Type Contracts"* ("SOP 81-1") published by the American Institute of Certified Public Accountants. The percentage of completion is generally determined by comparing the actual costs incurred to the total costs anticipated for the entire contract, excluding costs that are not representative for the measure of performance. These revenues are presented in manufacturing revenues, except for vehicle and component overhaul revenues, which are presented in services revenues.

Revenues from maintenance service contracts entered into on or after December 17, 2003 are recognized in proportion to the total costs originally anticipated to be incurred at the beginning of the contract (the expected cost method) and presented in services revenues. These arrangements were previously recognized using the percentage-of-completion method of accounting.

Revenues from other long-term service contracts are generally recognized using the straight-line method and presented in services revenues.

Estimated revenues from long-term contracts include revenues from change orders and claims when it is probable that they will result in additional revenues in an amount that can be reliably estimated.

Other – Revenues from the sale of other products, mainly pre-owned aircraft and spare parts are recognized upon delivery. Pre-owned aircraft revenues are presented in other revenues and spare parts revenues are included in services revenues.

COST OF SALES

Aerospace programs – Average unit cost for commercial and business aircraft is determined based on the estimated total production costs for a predetermined program quantity. The average unit cost is recorded to cost of sales at the time of each aircraft delivery. Under the learning curve concept, which anticipates a decrease in costs as tasks and production techniques become more efficient through repetition and management action, EOAPC during the early stages of a program are deferred in inventories and recovered from sales of aircraft to be produced later at lower-than-average costs. Estimates of total production costs and of program quantities are an integral component of average cost accounting. Program quantities are established based on Management's assessment of market conditions and foreseeable demand at the beginning of the production stage for each program, taking into consideration, among other factors, existing firm orders and options.

Management conducts quarterly reviews as well as a detailed annual review in the fourth quarter, as part of its annual budget process, of its cost estimates and program quantities. The effect of any revisions is accounted for by way of a cumulative catch-up adjustment to income in the period in which the revision takes place.

Long-term contracts – Cost of sales for long-term contracts is established based on actual costs incurred, including raw materials, direct labour, manufacturing overhead costs and other costs such as warranty and freight costs. If a contract review indicates a negative gross margin, the entire expected loss on the contract is recognized in the period in which the negative gross margin is identified.

Management conducts quarterly reviews as well as a detailed annual review in the fourth quarter, as part of its annual budget process, of its cost estimates. The effect of any average unit cost revision is accounted for by way of a cumulative catch-up adjustment to income in the period in which the revision takes place.

SALES INCENTIVES

In connection with the sale of new aircraft, the Corporation provides sales incentives in the form of credit guarantees, residual value guarantees ("RVGs") and trade-in options to customers. A provision for sales incentives is recorded at the time of sale. The provision relating to credit guarantees and RVGs is measured based on the expected net present value of net payments to be made under the guarantees. The provision relating to trade-in options is based on the anticipated losses.

The Corporation determines expected future net payments or anticipated losses under the guarantees or trade-in options using, when available, third-party appraisals of expected aircraft value, expected default ratios based on external credit ratings of guaranteed parties, current and future market outlook, the age and condition of the aircraft, expected availability levels for the aircraft in the market and the likelihood that the trade-in options will be exercised.

The provisions are reviewed quarterly and the effect of any revision is recognized in the period in which the revision takes place.

RESEARCH AND DEVELOPMENT

Development costs are capitalized when certain criteria are met for deferral and their recovery is reasonably assured. Capitalized development costs related to aerospace programs are included in property, plant and equipment under aerospace program tooling. Research and development costs related to long-term contracts are recorded as inventory costs and charged to cost of sales under long-term contract accounting. Where permanent impairment occurs, such capitalized costs are written off.

Research and development expenses presented in the consolidated statements of income exclude those incurred under long-term contracts and development costs capitalized to program tooling.

PRODUCT WARRANTIES

Warranty cost is recorded when revenue for the underlying product is recognized. The cost is estimated based on a number of factors, including the historical warranty claims and cost experience, the type and duration of warranty coverage, the nature of products sold and counter-warranty coverage available from the Corporation's suppliers.

The Corporation reviews quarterly its recorded product warranty provisions and any adjustment is recognized to income. Warranty expense is recorded as a component of cost of sales.

/// BC

LEASE RECEIVABLES

Assets leased under terms that transfer substantially all of the benefits and risks of ownership to customers are accounted for as direct financing leases. The lease receivable and net investment in unguaranteed residual values are included in finance receivables on the consolidated balance sheets.

REVENUE RECOGNITION

Financing revenues – Financing revenues are accounted for as follows:

- Interest income related to finance receivables is recognized on an accrual basis, computed on the average daily finance receivables outstanding balance. Accrual of interest income on finance receivables is suspended when the account becomes 90 days delinquent or may be suspended earlier if collection of an account becomes doubtful.
- Lease income related to finance receivables is recognized over the terms of the applicable leases in a manner that produces a constant rate of return on the lease investment.
- Operating lease income is recognized over the term of the lease on a straight-line basis.

DEFERRED ORIGINATION COSTS

The direct origination costs of finance receivables are amortized on a yield basis over the expected term of the finance receivables.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED JANUARY 31, 2005 AND 2004
(ALL AMOUNTS ARE IN MILLIONS OF U.S. DOLLARS, UNLESS OTHERWISE INDICATED)

1_Changes in accounting policies

A_CONSOLIDATION OF VARIABLE INTEREST ENTITIES

On November 1, 2004, the Corporation adopted Accounting Guideline "Consolidation of Variable Interest Entities" ("AcG-15") on a retroactive basis without restatement of prior periods. AcG-15 provides a framework for identifying variable interest entities ("VIEs") and determining when an entity should include the assets, liabilities and results of operations of a VIE in its consolidated financial statements.

AcG-15 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is exposed to a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party is exposed to a majority of the VIE's losses), or both (the primary beneficiary). Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and non-controlling interests at fair value at the date the enterprise became the primary beneficiary. However, for variable interest entities created prior to the initial adoption of AcG-15, the assets, liabilities and non-controlling interest of these entities must be initially consolidated as if the entities were always consolidated based on majority voting interest. AcG-15 also requires disclosures about VIEs that the variable interest holder is not required to consolidate, but in which it has a significant variable interest.

The effect of the adoption of AcG-15 on the Corporation's consolidated balance sheets, excluding the assets and liabilities of VIEs already included on the consolidated balance sheets under existing accounting rules, is as follows as at January 31, 2005:

	NEWLY CONSOLIDATED	RECLASSIFICATION	TOTAL
Assets			
Inventories	$ –	$ 11	$ 11
Property, plant and equipment	16	–	16
Other assets [1]	139	–	139
	$155	$ 11	$ 166
Liabilities			
Accounts payable and accrued liabilities [2]	$ 63	$ (36)	$ 27
Advances and progress billings in excess of related costs	–	(107)	(107)
Long-term debt	92	154	246
	$155	$ 11	$ 166

[1] Comprised of lease receivables of $78 million and restricted cash of $61 million.
[2] Includes $14 million of non-controlling interest.

The effect of the adoption of AcG-15 on the Corporation's consolidated statements of income is not material.

See note 25 – Variable interest entities, for additional information on VIEs.

B_REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES

On December 17, 2003, the Emerging Issues Committee ("EIC") issued EIC-142, *"Revenue Arrangements with Multiple Deliverables."* EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under which multiple revenue-generating activities will be performed. The Corporation prospectively adopted these new rules effective February 1, 2004. As a result, revenues from the sale of aircraft fractional shares are now recognized to income over the period the related services are rendered to the customer, rather than at the time of transfer of title to the customer. At the time of sale,

1_Changes in accounting policies (cont'd)

the proceeds from the sale are recorded as deferred revenues and included in accounts payable and accrued liabilities and the carrying value of the related inventory is transferred to assets under operating leases and other and is amortized over the expected useful life of the asset. The adoption of these rules in the aerospace segment resulted in a reduction of manufacturing revenues of approximately $163 million for the fiscal year ended January 31, 2005, and had no material impact on net loss and loss per share for the same period. These rules had no material impact on the financial position and results of operations of the transportation segment.

C_HEDGING RELATIONSHIPS AND ACCOUNTING FOR TRADING, SPECULATIVE OR NON-HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

In December 2001, the Accounting Standards Board issued Accounting Guideline *"Hedging Relationships"* ("AcG-13"), as amended. In June 2002, EIC-128, *"Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments,"* was also issued. AcG-13 establishes the criteria for identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. EIC-128 establishes that a freestanding derivative financial instrument that gives rise to a financial asset or financial liability and is entered into for trading or speculative purposes, or that does not qualify for hedge accounting under AcG-13, should be recognized on the balance sheet and measured at fair value, with changes in fair value recognized in income of the period. The Corporation adopted both AcG-13 and EIC-128 effective February 1, 2004. The adoption of these new recommendations had no material impact on the Consolidated Financial Statements.

2_Receivables

Receivables were as follows as at January 31:

	2005	2004
Bombardier		
Trade receivables		
Aerospace		
U.S. dollars	$ 436	$ 139
Canadian dollars	11	32
Other currencies	7	13
Transportation		
Euros	245	416
U.S. dollars	167	195
Sterling pounds	166	155
Various western European currencies	92	164
Other currencies	90	90
	1,214	1,204
Retained interests	103	164
Sales tax	90	100
Claims (see note 24 – Commitments and contingencies)	-	187
Other	172	113
	1,579	1,768
Allowance for doubtful accounts	(74)	(74)
	1,505	1,694
BC	117	144
	$1,622	$1,838

The dollar denomination of trade receivables was attributed based on the invoicing currency.

2_Receivables (cont'd)

As at January 31, 2005, the outstanding balance of the receivables transferred to securitization facilities amounted to $308 million ($298 million as at January 31, 2004), $205 million ($134 million as at January 31, 2004) of which were sold. The unsold portion of the receivables transferred is included in "retained interests" above. The retained interests provide credit enhancements for the receivables transferred. These receivables are not available to pay the Corporation's creditors. The Corporation received proceeds of $1,253 million on the sale of trade receivables during fiscal year 2005 ($985 million during fiscal year 2004).

3_Finance receivables

BC's finance receivables, their weighted-average maturity and rate were as follows as at January 31:

	2005			2004		
	TOTAL	WEIGHTED-AVERAGE MATURITY (MONTHS)	WEIGHTED-AVERAGE RATE (%)	TOTAL	WEIGHTED-AVERAGE MATURITY (MONTHS)	WEIGHTED-AVERAGE RATE (%)
Inventory finance [1]	$2,069	5	8.8	$1,865	5	8.7
Receivable financing [2]	59	2	6.6	63	2	5.2
	2,128			1,928		
Commercial aircraft						
Interim financing	1,000	104	6.0	516	44	4.6
Long-term leasing	66	68	5.3	75	68	5.7
	1,066			591		
Total continued portfolios	3,194			2,519		
Wind-down portfolios [3, 4]	437	127	9.6	665	128	9.6
	3,631			3,184		
Allowance for credit losses [5]	(46)			(57)		
	$3,585			$3,127		

[1] Includes $1,755 million securitized to third parties as at January 31, 2005 ($1,396 million as at January 31, 2004).
[2] Represents financing provided to the acquirer of the Corporation's former recreational products segment ("BRP"), a related party (see note 20 – Transactions with related parties).
[3] Wind-down portfolios mainly include the manufactured housing, business aircraft and consumer finance portfolios.
[4] During fiscal year 2004, the Corporation sold a significant portion of the business aircraft portfolio for $339 million, at the carrying value of the assets sold. Payment of $42 million is conditional upon the performance of the portfolio sold. The conditional payment amount, net of related provision, is presented in other assets on the consolidated balance sheets.
[5] Includes $31 million related to the wind-down portfolios as at January 31, 2005 ($28 million as at January 31, 2004).

Commercial aircraft interim financing – Financing with four airlines represents approximately 79% of the total commercial aircraft interim financing portfolio as at January 31, 2005. The weighted-average maturity of the commercial aircraft interim financing portfolio is calculated based on existing agreements with the airlines. The Corporation expects to arrange permanent financing with third-parties within the next fiscal year.

Geographic distribution – As at January 31, 2005, 79% of BC's finance receivables originated in the U.S.A. and 16% in Canada (85% and 12% respectively as at January 31, 2004).

Allowance for credit losses – Changes in the allowance for credit losses were as follows as at January 31:

	2005	2004
Balance at beginning of year	$ 57	$ 99
Provision for credit losses	26	59
Amounts charged off – net of recoveries	(37)	(102)
Effect of foreign currency exchange rate changes	–	1
Balance at end of year	$ 46	$ 57

3_Finance receivables (cont'd)

Impaired finance receivables amounted to $36 million as at January 31, 2005, $26 million of which related to the wind-down portfolios ($76 million and $70 million respectively as at January 31, 2004). Repossessed assets amounted to $20 million as at January 31, 2005 ($37 million as at January 31, 2004).

Minimum receipts – Minimum receipts in connection with finance receivables for the next five fiscal years and thereafter are as follows:

		CONTINUED[1]		WIND-DOWN[2]		
	RECEIVABLES	LOANS[3]	LEASE RECEIVABLES[3]	LOANS[3]	LEASE RECEIVABLES[3]	TOTAL
2006	$2,128	$292	$ 239	$ 67	$ 19	$2,745
2007	–	148	45	42	21	256
2008	–	25	36	26	12	99
2009	–	24	33	23	10	90
2010	–	26	33	23	20	102
Thereafter	–	156	455	166	29	806
Minimum receipts	2,128	671	841	347	111	4,098
Unearned income	–	–	(477)	–	(22)	(499)
Unguaranteed residual value	–	–	31	–	1	32
	$2,128	$671	$ 395	$ 347	$ 90	$ 3,631

[1] Comprised of $1,928 million of receivables, $504 million of loans and $87 million of lease receivables as at January 31, 2004.
[2] Comprised of $521 million of loans and $144 million of lease receivables as at January 31, 2004.
[3] The loans and lease receivables are generally collateralized by the related assets.

Lease receivables – Lease receivables are mostly concentrated in the commercial aircraft and the business aircraft portfolios and consist of the following, before allowance for credit losses, as at January 31:

	2005		2004	
	CONTINUED	WIND-DOWN	CONTINUED	WIND-DOWN
Total minimum lease payments	$ 841	$ 111	$ 126	$ 171
Unearned income	(477)	(22)	(39)	(32)
Unguaranteed residual value	31	1	–	5
	$ 395	$ 90	$ 87	$ 144

Credit facilities – BC has provided certain of its third-party customers with credit facilities related to its inventory finance portfolio. These credit facilities are generally committed for periods not exceeding one year. The total committed and available portions of BC's credit facilities were as follows as at January 31:

	2005		2004	
	COMMITTED	AVAILABLE	COMMITTED	AVAILABLE
Canadian facility[1]	$ 706	$ 371	$ 492	$ 185
U.S. facility	$2,838	$1,104	$2,572	$ 950

[1] Total committed and available portions are shown in U.S. dollar equivalent.

Off-balance sheet securitizations and other transfers of receivables – In January 2005, BC established a 364-day $1.5-billion financing facility with a third party whereby BC can sell certain commercial aircraft interim finance receivables to a special-purpose entity ("SPE"). The third-party investor has committed to fund 55% of the original finance receivables balance transferred to the SPE. As at January 31, 2005, BC had transferred $306 million of finance receivables to the SPE, in which it has retained a subordinated interest of $137 million and has provided limited credit enhancements. The retained interest portion is included in the commercial aircraft interim financing portfolio. In connection with this transaction, BC provides administrative services to the SPE in return for a market fee. This transaction had no significant impact on the consolidated statements of income.

3_Finance receivables (cont'd)

BC retained interests in certain finance receivables related to the consumer finance and manufactured housing portfolios sold to SPEs amounting to $25 million as at January 31, 2005 ($66 million as at January 31, 2004). These retained interests are included in the related finance receivable portfolios.

BC is also servicing finance receivables sold to third parties, mostly related to its manufactured housing portfolio, amounting to $1,039 million as at January 31, 2005 ($1,238 million as at January 31, 2004). BC records fee income in connection with the retained servicing rights.

4_Assets under operating leases and other

Assets under operating leases and other (aircraft under the fractional ownership program) were as follows as at January 31:

	2005		2004	
	COST	NET BOOK VALUE	COST	NET BOOK VALUE
Bombardier				
Aircraft under the fractional ownership program	$145	$142	$ –	$ –
Pre-owned aircraft	129	107	90	86
	274	249	90	86
BC				
Continued portfolios	254	152	320	207
Wind-down portfolios	120	73	392	265
	374	225	712	472
	$648	$474	$802	$558

Weighted-average maturity (in months) of the operating leases was as follows for fiscal years:

	2005	2004
Bombardier	37	66
BC	23	39

Amortization of assets under operating leases and other, included in "Amortization" in the consolidated statements of income, was as follows for fiscal years:

	2005	2004
Bombardier	$ 21	$ 4
BC	$ 43	$ 90

BC also manages a portfolio of freight cars under operating leases whereby BC is the lessee/sub-lessor. The net present value of the minimum lease payments payable by BC pursuant to these operating lease arrangements was $602 million as at January 31, 2005 ($651 million as at January 31, 2004). BC's undiscounted minimum lease payments related to this portfolio are included under sale and leaseback in note 24 – Commitments and contingencies.

5_Inventories

Bombardier's inventories were as follows as at January 31:

	2005	2004
Long-term contracts	$ 1,663	$ 1,838
Aerospace programs	1,616	1,714
Finished products [1]	734	788
	$ 4,013	$ 4,340

[1] Finished products include three new aircraft, not associated with a firm order, amounting to $39 million and 11 pre-owned aircraft amounting to $56 million as at January 31, 2005 (four new aircraft amounting to $53 million and 23 pre-owned aircraft amounting to $161 million as at January 31, 2004).

Aerospace programs – Aerospace program inventories included the following excess-over-average production costs ("EOAPC") as at January 31:

	2005 [1]	2004
Regional aircraft		
CRJ Series	$ 83	$ 239
Q-Series	54	71
Business aircraft		
Learjet Series	254	275
Challenger 300	117	54
Global Series	411	406
	$ 919	$ 1,045

[1] Excludes *CRJ200* and *Q200* aircraft, which had no EOAPC balance outstanding as at January 31, 2005.

The EOAPC recoverable from existing firm orders amounted to $380 million as at January 31, 2005 ($332 million as at January 31, 2004). Management expects to recover the balance of EOAPC from future customer orders.

Anticipated proceeds from future sales of aircraft for each program exceeded the related costs in inventories as at January 31, 2005 and 2004, plus the estimated additional production costs to be incurred for each program. However, substantial amounts of EOAPC may eventually be charged to costs of sales in a given year if fewer than the aircraft program quantity are sold, the proceeds from future sales of aircraft are lower than those anticipated, or the costs to be incurred to complete the programs exceed current estimates.

Advances and progress billings – Under certain contracts, title to inventories is vested to the customer as the work is performed, in accordance with contractual arrangements and industry practice. In addition, in the normal course of business, the Corporation provides performance bonds, bank guarantees and other forms of guarantees to customers, mainly in the transportation segment, as security for advances received from customers pending performance under certain contracts. In accordance with industry practice, the Corporation remains liable to the purchasers for the usual contractor's obligations relating to contract completion in accordance with predetermined specifications, timely delivery and product performance.

Costs incurred and recorded margins related to long-term contracts and costs incurred related to ongoing aerospace programs amounted to $4,112 million and $2,216 million respectively as at January 31, 2005 ($4,161 million and $2,289 million respectively as at January 31, 2004).

Advances received and progress billings on long-term contracts and ongoing aerospace programs amounted to $4,276 million and $1,132 million respectively as at January 31, 2005 ($4,407 million and $1,177 million respectively as at January 31, 2004), $1,827 million and $532 million of which respectively represent a liability disclosed as advances and progress billings in excess of related costs as at January 31, 2005 ($2,084 million and $602 million respectively as at January 31, 2004).

6_Property, plant and equipment

Property, plant and equipment were as follows as at January 31:

	2005		2004	
	COST	NET BOOK VALUE	COST	NET BOOK VALUE
Bombardier				
Land	$ 115	$ 115	$ 104	$ 104
Buildings	1,746	927	1,641	968
Equipment	1,386	590	1,296	568
Aerospace program tooling				
Regional aircraft	1,189	502	1,127	527
Business aircraft	1,778	1,036	1,714	1,129
Other	159	152	180	164
	6,373	3,322	6,062	3,460
BC	130	92	123	90
	$6,503	$3,414	$6,185	$3,550

Included in the above table are assets under construction and development amounting to $32 million and $158 million respectively as at January 31, 2005 and 2004. Interest capitalized to assets under construction and development amounted to $2 million and $13 million respectively for fiscal years 2005 and 2004.

Aerospace program tooling amortization expense amounted to $244 million for fiscal year 2005 ($195 million for fiscal year 2004).

7_Goodwill

Goodwill is related to the DaimlerChrysler Rail Systems GmbH ("Adtranz") acquisition in May 2001. Changes in the goodwill balance were as follows for fiscal years ended January 31:

	2005	2004
Balance at beginning of year	$2,290	$2,122
Purchase price adjustment	(25)	-
Purchase equation adjustment related to a revision of the restructuring charge	-	(42)
Recognition of previously unrecognized tax losses	(33)	(18)
Effect of foreign currency exchange rate changes	125	228
Balance at end of year	$2,357	$2,290

On September 28, 2004, the Corporation reached a settlement with DaimlerChrysler AG on all outstanding disputes arising from the acquisition of Adtranz, resulting in a payment to Bombardier of €170 million ($209 million). In fiscal year 2002, the Corporation had recorded a purchase price adjustment of €150 million as a reduction of the goodwill in connection with these disputes. The additional €20 million ($25 million) have been recorded as a further reduction of goodwill.

8_Other assets

Other assets were as follows as at January 31:

	2005	2004
Bombardier		
Loans and lease receivables[1]	$ 316	$ 217
Intangible assets, net of accumulated amortization of $64 million as at January 31, 2005 ($44 million as at January 31, 2004)	195	206
Prepaid expenses	129	133
Investments	99	69
Investment in companies subject to significant influence	73	33
Restricted cash[2]	64	11
Investment in preferred shares of BRP	30	30
Other	8	27
	914	726
BC		
Derivative financial instruments	211	224
Prepaid expenses	47	56
Deposits	27	44
Loan[3]	–	311
Other	80	90
	365	725
	$1,279	$1,451

[1] Includes $78 million of lease receivables related to consolidated variable interest entities as at January 31, 2005 (nil as at January 31, 2004).
[2] Includes $61 million of restricted cash related to consolidated variable interest entities as at January 31, 2005 (nil as at January 31, 2004).
[3] The loan was made in connection with a financing transaction entered into for term-debt management.

9_Short-term borrowings

Short-term borrowings were as follows as at January 31:

	2005	2004
Bombardier	$ –	$ –
BC	300	232
	$ 300	$ 232

Under banking syndicate agreements, Bombardier Inc. must maintain a certain financial ratio, a condition that was met as at January 31, 2005 and 2004.

BOMBARDIER

Bombardier's credit facilities and their rates and maturities, were as follows as at January 31, 2005:

	AMOUNTS COMMITTED	AMOUNTS DRAWN	LETTERS OF CREDIT DRAWN	AMOUNTS AVAILABLE	YEAR-END RATE	AVERAGE RATE FOR THE YEAR	MATURITY (FISCAL YEAR)
European	$4,753	$ –	$3,103	$1,650	–	–	2006-2008
European letters of credit	378	n/a	89	289	n/a	n/a	2008-2009
North American	1,388	–	1,128	260	–	–	2006
	$6,519	$ –	$4,320	$2,199			

n/a: not applicable.

9_Short-term borrowings (cont'd)

- In November 2004, Bombardier entered into a €165-million three-year European letter of credit facility.
- In September 2004, Bombardier renewed the 364-day portion of its North American credit facility. This portion of the facility, totalling $718 million Cdn, replaces the $730-million Cdn short-term portion of the North American credit facility.
- In July 2004, Bombardier renewed the 364-day portion of its European credit facility. This portion of the facility, totalling €492 million, replaces the €560-million short-term portion of the European credit facility.
- In July 2004, Bombardier entered into a €125-million four-year European letter of credit facility.

Bombardier's credit facilities and their rates and maturities were as follows as at January 31, 2004:

	AMOUNTS COMMITTED	AMOUNTS DRAWN	LETTERS OF CREDIT DRAWN	AMOUNTS AVAILABLE	YEAR-END RATE	AVERAGE RATE FOR THE YEAR	MATURITY (FISCAL YEAR)
European	$4,621	$ –	$3,380	$1,241	–	2.5%	2005-2008
North American	1,304	–	958	346	–	3.9%	2005-2006
	$5,925	$ –	$4,338	$1,587			

- In September 2003, Bombardier renewed the 364-day portion of its North American credit facility. This portion of the facility, totalling $730 million Cdn, replaced the $750 million Cdn short-term portion of the North American credit facility.
- In July 2003, Bombardier renewed the 364-day portion of its European credit facility. This portion of the facility, totalling €560 million, replaced the €600-million short-term portion of the European credit facility.

In addition to the outstanding letters of credit shown in the above tables, Bombardier had bilateral facilities of $287 million as at January 31, 2005 ($592 million as at January 31, 2004).

BC

BC's credit facilities and their rates and maturities were as follows as at January 31, 2005:

	AMOUNTS COMMITTED	AMOUNTS DRAWN	AMOUNTS AVAILABLE	YEAR-END RATE	AVERAGE RATE FOR THE YEAR	MATURITY (FISCAL YEAR)
Revolving lines	$ 600	$ –	$ 600	–	1.9%	2006
Securitized floorplan	300	300	–	3.1%	2.2%	2006
	$ 900	$ 300	$ 600			

- In October 2004, the short-term portion of the maturing Canadian securitized floorplan facility was replaced by a long-term facility (see note 11 – Long-term debt).

9_Short-term borrowings (cont'd)

BC's credit facilities and their rates and maturities were as follows as at January 31, 2004:

	AMOUNTS COMMITTED	AMOUNTS DRAWN [1]	AMOUNTS AVAILABLE	YEAR-END RATE	AVERAGE RATE FOR THE YEAR	MATURITY (FISCAL YEAR)
Revolving lines	$ 600	$ –	$ 600	–	1.8%	2006
Securitized floorplan	397	232	165	2.0%	2.2%	2005
	$ 997	$ 232	$ 765			

[1] The foreign currency component of the amounts drawn was $129 million Cdn.

- In September 2003, BC did not renew two 364-day revolving credit facilities amounting to $400 million and $470 million Cdn ($347 million) respectively, consistent with the reduced cash flow requirements.
- In March 2003, BC terminated a $50-million uncommitted bilateral bank facility.

10_Accounts payable and accrued liabilities

Accounts payable and accrued liabilities were as follows as at January 31:

	2005	2004
Bombardier		
Trade accounts payable	$2,112	$1,848
Accrued liabilities	1,277	1,346
Sales incentives [1]	1,190	1,187
Product warranties	1,055	932
Payroll related liabilities	334	364
Severance and other involuntary termination costs	229	179
Deferred revenue – fractional ownership program	163	–
Income and other taxes	120	49
Interest	73	115
Other	545	515
	7,098	6,535
BC	183	250
	$7,281	$6,785

[1] Comprised of provision for credit and residual value guarantees and trade-in options as well as other related provisions and liabilities in connection with the sale of aircraft (see note 24 – Commitments and contingencies).

Product warranties – Product warranties in the aerospace segment typically range from one to five years, except for structural warranties that extend up to 20 years. In the transportation segment, product warranties extend from one to five years.

10_Accounts payable and accrued liabilities (cont'd)

Changes in the product warranty provision were as follows for fiscal years ended January 31, 2005 and 2004:

	AEROSPACE	TRANSPORTATION	TOTAL
Balance as at January 31, 2003	$ 204	$ 626	$ 830
Current expense	124	403	527
Changes in estimates	77	(17)	60
Cash paid	(170)	(416)	(586)
Effect of foreign currency exchange rate changes	25	76	101
Balance as at January 31, 2004	260	672	932
Current expense	120	370	490
Changes in estimates	27	29	56
Cash paid	(150)	(304)	(454)
Effect of foreign currency exchange rate changes	–	31	31
Balance as at January 31, 2005	$ 257	$ 798	$1,055

Severance and other involuntary termination costs – Changes in the provision for severance and other involuntary termination costs and other costs were as follows for fiscal years ended January 31, 2005 and 2004:

	SEVERANCE AND OTHER INVOLUNTARY TERMINATION COSTS	OTHER	TOTAL
Balance as at January 31, 2003	$ 97	$ 14	$ 111
Current expense	217	188	405
Changes in estimates	(4)	–	(4)
Non-cash items	–	(164)	(164)
Purchase equation adjustment	(42)	–	(42)
Cash paid	(107)	(5)	(112)
Effect of foreign currency exchange rate changes	18	4	22
Balance as at January 31, 2004	179	37	216
Current expense [1]	221	79	300
Changes in estimates [1]	(44)	(46)	(90)
Non-cash items	–	(37)	(37)
Cash paid	(137)	(26)	(163)
Effect of foreign currency exchange rate changes	10	–	10
Balance as at January 31, 2005	$ 229	$ 7	$ 236

[1] Of which $38 million have been recorded in costs of sales of the aerospace segment and $172 million in special items of the transportation segment in the consolidated statements of income (see note 15 – Special items and other restructuring costs).

11_Long-term debt

Long-term debt was as follows as at January 31:

							2005	2004
	AMOUNT IN CURRENCY OF ORIGIN (2004 BALANCE)	CURRENCY	FIXED/ VARIABLE	INTEREST RATE [1] (2004 RATE)	MATURITY	PAYMENT OF INTEREST [2]	AMOUNT	AMOUNT
Bombardier								
Debentures	150	USD	Fixed	6.58%	Jan. 2006	SA	$ 150	$ 150
	175	GBP	Fixed	6.25%	Feb. 2006	A	330	319
	150	CAD	Fixed	6.40%	Dec. 2006	SA	121	113
	500	EUR	Fixed	5.75%	Feb. 2008	A	653	623
	150	CAD	Fixed	7.35%	Dec. 2026	SA	121	113
Notes	34 (39)	CAD	Fixed	7.00%	2006-2012	A	27	29
	550	USD	Fixed	6.75%	May 2012	SA	550	550
	500	USD	Fixed	6.30%	May 2014	SA	500	–
	250	USD	Fixed	7.45%	May 2034	SA	250	–
Other [3]	94	USD	Fix. / Var.	5.54% (4.45%)	2006-2027	Various	94	94
	86 (106) [4]	Various	Fix. / Var.	4.63% (3.82%)	2006-2018	Various	86	106
VIEs (SEE NOTE 1)	246	USD	Fixed	8.59%	2006-2013	Various	246	–
							$3,128	$2,097
BC								
Medium-term notes	300	USD	Fixed	7.50%	Aug. 2004	SA	$ –	$ 300
	250	CAD	Fixed	6.60%	Nov. 2004	SA	–	189
	300	USD	Variable	5.44% (10.24%)	May 2005	M [6]	300	300
	200	USD	Fixed	7.50%	Oct. 2005	SA	200	200
	450	USD	Fixed	6.13%	June 2006	SA	450	450
	200	CAD	Fixed	6.35%	Jul. 2006	SA	162	151
	220	USD	Fixed	7.09%	Mar. 2007	SA	220	220
Notes	500	EUR	Fixed	6.13%	May 2007	A	653	623
	300	GBP	Fixed	6.75%	May 2009	A	565	547
Securitized floorplan – certificates	400	USD	Variable	2.16%	Aug. 2005	M	400	400
	500	USD	Variable	2.14% (1.45%)	Dec. 2005	M	500	500
	350 [5]	CAD	Variable	3.53% (3.41%)	Apr. 2010	M	282	60
Other	44 (51) [4]	Various	Fix. / Var.	7.23% (8.30%)	2005-2017	M	44	51
							3,776	3,991
							$6,904	$6,088

[1] Interest rates are before giving effect to the related hedging derivative financial instruments (see note 22 – Financial instruments), and for variable-rate debt, represent the average rate for the fiscal year.
[2] Monthly (M), semi-annually (SA) and annually (A).
[3] *Includes $94 million relating to obligations under capital leases as at January 31, 2005 ($97 million as at January 31, 2004).*
[4] Amounts are expressed in U.S. dollars.
[5] The amount in currency of origin represents the total committed facility.
[6] Annual interest payment in fiscal year 2004.

All long-term debt items rank pari passu and are unsecured, except for the securitized floorplan debt and VIEs, which are secured borrowings.

As at January 31, 2005, the Corporation was in compliance with the covenants contained in its various financing agreements.

11_Long-term debt (cont'd)

The repayment requirements of the long-term debt during the next five fiscal years and thereafter are as follows:

	BOMBARDIER	BC	TOTAL
2006	$ 341	$1,403	$1,744
2007	560	614	1,174
2008	34	875	909
2009	666	3	669
2010	13	568	581
Thereafter	1,514	313	1,827
	$3,128	$3,776	$6,904

12_Share capital

PREFERRED SHARES

An unlimited number of non-voting preferred shares, without nominal or par value, issuable in series are authorized. The following series have been issued as at January 31, 2005 and 2004:

12,000,000 SERIES 2 CUMULATIVE REDEEMABLE PREFERRED SHARES	
Redemption	Redeemable, at the Corporation's option, at $25.50 Cdn per share.
Conversion	Convertible on a one-for-one basis, at the option of the holder, on August 1, 2007 and on August 1 of every fifth year thereafter into Series 3 Cumulative Redeemable Preferred Shares. Fourteen days before the conversion date, if the Corporation determines, after having taken into account all shares tendered for conversion by holders, that there would be less than 1,000,000 outstanding Series 2 Cumulative Redeemable Preferred Shares, such remaining number shall automatically be converted into an equal number of Series 3 Cumulative Redeemable Preferred Shares. Additionally, if the Corporation determines that on any conversion date, there would be less than 1,000,000 outstanding Series 3 Cumulative Redeemable Preferred Shares, then no Series 2 Cumulative Redeemable Preferred Shares may be converted.
Dividend	Since August 1, 2002, the variable cumulative preferential cash dividends are payable monthly on the 15th day of each month, if declared, with the annual variable dividend rate being equal to 80% of the Canadian prime rate. The dividend rate will vary in relation to changes in the prime rate and will be adjusted upwards or downwards on a monthly basis to a monthly maximum of 4% if the trading price of the Series 2 Cumulative Redeemable Preferred Shares is less than $24.90 Cdn per share or more than $25.10 Cdn per share. Until July 31, 2002, the quarterly dividend rate was equal to $0.34375 Cdn per share.

12,000,000 SERIES 3 CUMULATIVE REDEEMABLE PREFERRED SHARES	
Redemption	Redeemable, at the Corporation's option, at $25.00 Cdn per share on August 1, 2007 and on August 1 of every fifth year thereafter.
Conversion	Convertible on a one-for-one basis, at the option of the holder, on August 1, 2007 and on August 1 of every fifth year thereafter into Series 2 Cumulative Redeemable Preferred Shares. Fourteen days before the conversion date, if the Corporation determines, after having taken into account all shares tendered for conversion by holders, that there would be less than 1,000,000 outstanding Series 3 Cumulative Redeemable Preferred Shares, such remaining number shall automatically be converted into an equal number of Series 2 Cumulative Redeemable Preferred Shares. Additionally, if the Corporation determines that on any conversion date there would be less than 1,000,000 outstanding Series 2 Cumulative Redeemable Preferred Shares, then no Series 3 Cumulative Redeemable Preferred Shares may be converted.

12_Share capital (cont'd)

Dividend	Until July 31, 2007, the Series 3 Cumulative Redeemable Preferred Shares carry fixed cumulative preferential cash dividends at a rate of 5.476% or $1.369 Cdn per share per annum, payable quarterly on the last day of January, April, July and October of each year at a rate of $0.34225 Cdn, if declared. For each succeeding five-year period, the applicable fixed annual rate of the cumulative preferential cash dividends calculated by the Corporation shall not be less than 80% of the Government of Canada bond yield, as defined in the Articles of Incorporation. These dividends shall be payable quarterly on the last day of January, April, July and October, if declared.

9,400,000 SERIES 4 CUMULATIVE REDEEMABLE PREFERRED SHARES	
Redemption	Redeemable, at the Corporation's option, any time on or after March 31, 2007, at $26.00 Cdn per share if redeemed prior to March 31, 2008; $25.75 Cdn if redeemed on or after March 31, 2008 but prior to March 31, 2009; $25.50 Cdn if redeemed on or after March 31, 2009 but prior to March 31, 2010; $25.25 Cdn if redeemed on or after March 31, 2010, but prior to March 31, 2011; and $25.00 Cdn if redeemed on or after March 31, 2011.
Conversion	On or after March 31, 2007, the Corporation may, subject to the approval of the Toronto Stock Exchange and such other stock exchanges on which the Series 4 Cumulative Redeemable Preferred Shares are then listed, at any time convert all or any of the outstanding Series 4 Cumulative Redeemable Preferred Shares into fully paid and non-assessable Class B Shares (Subordinate Voting) of the Corporation. The number of Class B Shares (Subordinate Voting) into which each Series 4 Cumulative Redeemable Preferred Shares may be so converted will be determined by dividing the then applicable redemption price together with all accrued and unpaid dividends to, but excluding the date of conversion, by the greater of $2.00 Cdn and 95% of the weighted-average trading price of such Class B Shares (Subordinate Voting) on the Toronto Stock Exchange for the period of 20 consecutive trading days, which ends on the fourth day prior to the date specified for conversion or, if that fourth day is not a trading day, on the trading day immediately preceding such fourth day. The Corporation may, at its option, at any time, create one or more further series of Preferred Shares of the Corporation, into which the holders of Series 4 Cumulative Redeemable Preferred Shares could have the right, but not the obligation, to convert their shares on a share-for-share basis.
Dividend	The holders of Series 4 Cumulative Redeemable Preferred Shares are entitled to fixed cumulative preferential cash dividends, if declared, at a rate of 6.25% or $1.5625 Cdn per share per annum, payable quarterly on the last day of January, April, July and October of each year at a rate of $0.390625 Cdn per share.

COMMON SHARES

The following classes of common shares, without nominal or par value, were authorized as at January 31, 2005 and 2004:

1,892,000,000 CLASS A SHARES (MULTIPLE VOTING)	
Voting rights	10 votes each.
Conversion	Convertible, at any time, at the option of the holder, into one Class B Share (Subordinate Voting).

1,892,000,000 CLASS B SHARES (SUBORDINATE VOTING)	
Voting rights	One vote each.
Conversion	Convertible, at the option of the holder, into one Class A Share (Multiple Voting): (i) if an offer made to Class A (Multiple Voting) shareholders is accepted by the present controlling shareholder (the Bombardier family); or (ii) if such controlling shareholder ceases to hold more than 50% of all outstanding Class A Shares (Multiple Voting) of the Corporation.
Dividend	Annual non-cumulative preferential dividend of $0.0015625 Cdn per share, in priority to the Class A Shares (Multiple Voting), payable quarterly on the last day of January, April, July and October of each year at a rate of $0.000390625 Cdn per share, if declared.

In April 2003, the Corporation issued 370 million Class B Shares (Subordinate Voting) at a price of $3.25 Cdn per share. The net proceeds from this issue amounted to $1,170 million Cdn ($807 million), net of issue costs of $33 million Cdn ($23 million).

13_Share-based plans

SHARE OPTION PLANS

Under share option plans, options are granted to key employees to purchase Class B Shares (Subordinate Voting). Options were also granted to directors up to October 1, 2003. Of the 135,782,688 Class B Shares (Subordinate Voting) initially reserved for issuance, 51,697,056 were available for issuance under these share option plans as at January 31, 2005. The Corporation issued 882,050 Class B Shares (Subordinate Voting) during fiscal year 2005, following the exercise of stock options (1,898,000 Class B Shares during fiscal year 2004).

Prior share option plans – For options issued to key employees prior to May 27, 2003, and options issued to directors, the exercise price is equal to the weighted-average trading prices on the stock exchange during the five trading days preceding the date on which the option was granted. These options vest at 25% per year during a period beginning two years following the grant date, except for 140,000 outstanding options granted to directors, which vest at 20% per year beginning on the grant date. The options terminate no later than 10 years after the grant date.

The summarized information on these options is as follows as at January 31, 2005:

	ISSUED AND OUTSTANDING			EXERCISABLE	
EXERCISE PRICE RANGE (CDN$)	NUMBER OF OPTIONS	WEIGHTED-AVERAGE REMAINING LIFE (YEARS)	WEIGHTED-AVERAGE EXERCISE PRICE (CDN$)	NUMBER OF OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE (CDN$)
3 to 5	734,000	1.04	4.34	734,000	4.34
5 to 7	9,415,400	2.06	5.41	8,665,400	5.42
7 to 10	3,823,120	3.02	7.77	3,823,120	7.77
10 to 12	7,803,250	4.24	10.79	7,803,250	10.79
12 to 15	4,227,500	7.09	14.53	1,137,875	14.40
15 to 25	7,700,000	5.77	20.54	4,830,813	20.27
	33,703,270[1]			26,994,458	

[1] Including three million options held by employees of BRP.

The number of options has varied as follows for fiscal years:

	2005		2004	
	NUMBER OF OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE (CDN$)	NUMBER OF OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE (CDN$)
Balance at beginning of year	37,427,486	11.54	41,347,086	11.32
Exercised	(873,800)	3.86	(1,898,000)	2.24
Cancelled	(2,850,416)	14.39	(2,021,600)	15.83
Balance at end of year	33,703,270	11.50	37,427,486	11.54
Options exercisable at end of year	26,994,458	10.31	24,240,236	9.24

13_Share-based plans (cont'd)

Current performance share option plan – Effective May 27, 2003, the Corporation amended prospectively the share option plan for key employees. This plan was further amended on March 30, 2004 and is effective for all options granted under this plan. The significant terms and conditions of the amended plan are as follows:

- The exercise price is equal to the weighted-average trading prices on the stock exchange during the five trading days preceding the date on which the option was granted.
- The options granted vest at 25% per year during a period beginning one year following the grant date. However, predetermined target market price thresholds must be achieved in order for the options to be exercised. Such options may be exercised if within the 12-month period preceding the date on which such options vest, the weighted-average trading price on the stock exchange (during a period of 21 consecutive trading days) is greater than or equal to the target price threshold established at the time the option had been granted. If within such 12-month period, the weighted-average trading price has not been reached, the target price threshold applicable to the next vesting tranche becomes effective.
- As at January 31, 2005, target prices ranged between $6 Cdn and $11 Cdn.
- The options terminate no later than seven years after the grant date.

The summarized information on the performance share option plan is as follows as at January 31, 2005:

	ISSUED AND OUTSTANDING			EXERCISABLE	
EXERCISE PRICE RANGE (CDN$)	NUMBER OF OPTIONS	WEIGHTED-AVERAGE REMAINING LIFE (YEARS)	WEIGHTED-AVERAGE EXERCISE PRICE (CDN$)	NUMBER OF OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE (CDN$)
2 to 4	6,004,750	5.49	3.79	1,336,250	3.93
4 to 6	13,395,520	6.35	4.34	51,750	5.58
6 to 7	359,000	6.08	6.83	–	–
	19,759,270			1,388,000	

The number of options has varied as follows for fiscal years:

	2005		2004	
	NUMBER OF OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE (CDN$)	NUMBER OF OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE (CDN$)
Balance at beginning of year	6,646,500	4.00	–	–
Granted	15,402,520	4.31	7,193,000	4.00
Exercised	(8,250)	3.93	–	–
Cancelled	(2,281,500)	4.20	(546,500)	3.93
Balance at end of year	19,759,270	4.22	6,646,500	4.00
Options exercisable at end of year	1,388,000	3.99	–	–

STOCK-BASED COMPENSATION EXPENSE

The weighted-average grant date fair value of stock options granted during fiscal year 2005 was $1.06 per option ($1.11 per option for fiscal year 2004) and the expense recognized in the consolidated statements of income for fiscal years 2005 and 2004 was $9 million and $4 million respectively. A corresponding increase in the contributed surplus account was recorded in the consolidated statements of shareholders' equity.

13_Share-based plans (cont'd)

The fair value of each option granted was determined using an option pricing model and the following weighted-average assumptions:

	2005	2004
Risk-free interest rate	4.16%	3.57%
Expected life	5 years	5 years
Expected volatility in the market price of the shares	49.08%	50.88%
Expected dividend yield	1.20%	1.20%

PRO FORMA DISCLOSURE OF FAIR VALUE OF SHARE OPTIONS

Prior to February 1, 2003, the Corporation accounted for options granted under its share option plans as capital transactions. If the options granted in fiscal year 2003 had been accounted for based on the fair value method, net loss for fiscal years 2005 and 2004 would have increased by $4 million and $6 million respectively, and basic and diluted loss per share would have remained as reported. The pro forma figures do not give effect to stock options granted prior to February 1, 2002.

The weighted-average grant date fair value of all stock-based arrangements granted during fiscal year 2003 amounted to $2.91 per option.

The fair value of each option granted in fiscal year 2003 was determined using an option pricing model and the following weighted-average assumptions:

Risk-free interest rate	5.26%
Expected life	6 years
Expected volatility in the market price of the shares	30.55%
Expected dividend yield	0.90%

EMPLOYEE SHARE PURCHASE PLAN

Under the employee share purchase plan, employees of the Corporation are eligible to purchase the Corporation's Class B Shares (Subordinate Voting) up to a maximum of 20% of their base salary to a yearly maximum of $30,000 Cdn per employee. The Corporation contributes to the plan an amount equal to 20% of the employees' contributions. The contributions are used to purchase the Corporation's Class B Shares (Subordinate Voting) in the open market on monthly investment dates or as otherwise determined by the Corporation, but no less often than monthly. The Corporation's contribution to the plan amounted to $6 million for each of fiscal years 2005 and 2004. Shares purchased are subject to a mandatory 12-month holding period that must be completed at the anniversary date of January 1.

14_Cumulative translation adjustment

The components of net change in the cumulative translation adjustment were as follows for fiscal year 2005:

Balance at beginning of year	$128
Effect of changes in exchange rates during the year:	
On net investment in self-sustaining foreign operations	97
On certain long-term debt items and intercompany loans denominated in foreign currencies designated as hedges of net investments in self-sustaining foreign operations	(30)
Balance at end of year	$195

15_Special items and other restructuring costs

SPECIAL ITEMS

The Corporation recorded the following special items for fiscal years:

	2005	2004
Transportation		
Severance and other involuntary termination costs	$142	$161
Property, plant and equipment write downs	–	162
Other[1]	30	26
Aerospace		
Gain on sale of MAS and Belfast City Airport	–	(71)
Severance and other involuntary termination costs	–	52
	172	330
Income tax recovery	(18)	(17)
	$154	$313

[1] Comprised of lease termination and environmental costs, as well as other costs.

TRANSPORTATION

On March 16, 2004, the Board of Directors approved a restructuring initiative to reduce the cost structure of the transportation segment. This initiative contemplated a workforce reduction of 6,600 positions, 5,100 of which were permanent positions. As a result of the recent slowdown in European market demand, the restructuring plan was enlarged during the third quarter of fiscal year 2005 ("the enlarged plan"), in order to maintain the Corporation's competitiveness. The enlarged plan now contemplates additional proposed workforce reductions for a net total of 7,300 permanent positions. The reduction in the total workforce, including contractual employees, is 7,600 positions, net of expected new hirings.

The total cost of the restructuring initiative, initially estimated at $583 million, is now expected to amount to $617 million.

Charges of $96 million related to this restructuring initiative are expected to be recorded as special items during fiscal years 2006 and 2007.

AEROSPACE (FISCAL YEAR 2004)

- The Corporation completed the sale of its Military Aviation Services ("MAS") unit for net proceeds of $85 million, generating a pre-tax gain of $69 million.
- The Corporation also completed the sale of the Belfast City Airport for net proceeds of £35 million ($50 million), generating a pre-tax gain of $2 million.
- Severance and other involuntary termination costs of $52 million were recorded, relating to a reduction of employment levels at facilities in Montréal, Toronto, Belfast, Tucson and Wichita. The charge for the Tucson and Wichita facilities arise from the creation of integrated Learjet and Challenger Series business aircraft manufacturing centres at the Wichita and Montréal facilities.

OTHER RESTRUCTURING COSTS

A workforce reduction program of approximately 2,000 employees at facilities in Belfast and Montréal is underway due to a realignment of the production rate of *CRJ* Series aircraft to meet current and forecast market demand. The workforce reduction program, which began in November 2004, will be completed by the end of the second quarter of fiscal year 2006. Approximately 200 employees had been terminated as at January 31, 2005. The total cost of the workforce reduction is estimated at $26 million, $19 million of which was recorded in cost of sales in fiscal year 2005. An additional charge of $19 million, mainly related to severance and other involuntary termination costs in connection with various workforce reduction initiatives, was also recorded in cost of sales in fiscal year 2005.

16_Interest expense, net

Bombardier's interest expense, net was as follows for fiscal years:

	2005	2004
Short-term borrowings	$ –	$ 40
Long-term debt	152	124
Accretion expense on sales incentives	29	37
Interest expense with BC	28	12
Interest income	(38)	(14)
Interest capitalized	(2)	(13)
Allocation of interest expense to discontinued operations	–	(21)
Other	12	6
	181	171
Intersegment elimination	(28)	(12)
	$ 153	$159

BC's interest expense amounting to $148 million for the fiscal year 2005 ($135 million for fiscal year 2004) is classified as cost of sales.

17_Income taxes

Details of income tax expense (recovery) allocated to continuing operations were as follows for fiscal years:

	2005	2004
Current income taxes		
Canada	$ 55	$ 47
Foreign	40	46
Recognition of previously unrecorded tax benefits – foreign	(10)	(13)
	85	80
Deferred income taxes		
Temporary differences and operating losses carried forward	(37)	5
Effect of substantively enacted income tax rate changes	–	4
Write down of deferred income tax assets	23	79
Recognition of previously unrecorded tax benefits	(87)	(21)
	(101)	67
Income tax expense (recovery)	$ (16)	$147

17_Income taxes (cont'd)

The reconciliation of income taxes allocated to continuing operations computed at the Canadian statutory rates to income tax expense was as follows for fiscal years:

	2005		2004	
		(IN %)		(IN %)
Income tax recovery at statutory rates	$ (32)	31.9	$ (6)	33.6
Increase (decrease) resulting from:				
Manufacturing and processing credit	-		(4)	
Income tax rates differential of foreign investees	(60)		(25)	
Non-recognition of tax benefits related to foreign investees' losses and temporary differences	106		211	
Write down of deferred income tax assets	23		79	
Recognition of previously unrecorded tax benefits	(97)		(33)	
Tax-exempt items	42		(100)	
Effect of substantively enacted income tax rate changes	-		4	
Large corporation tax	-		9	
Other	2		12	
Income tax expense (recovery)	$ (16)		$ 147	

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporation's deferred income tax asset (liability) were as follows as at January 31:

	2005	2004
Operating losses carried forward	$ 1,914	$ 1,746
Warranty and other provisions	436	428
Accrued benefit liabilities	171	184
Finance receivables	91	78
Intangible assets	17	45
Inventories	108	(156)
Assets under operating leases and other	(39)	(38)
Property, plant and equipment	(325)	(255)
Other	10	8
	2,383	2,040
Valuation allowance	(1,796)	(1,617)
Net amount	$ 587	$ 423

The net amount of deferred income tax is presented on the consolidated balance sheets as follows as at January 31:

	2005	2004
Bombardier		
Deferred income tax asset	$ 443	$ 343
Deferred income tax liability	(37)	(100)
	406	243
BC		
Deferred income tax asset	185	184
Deferred income tax liability	(4)	(4)
	181	180
	$ 587 $	$ 423

17_Income taxes (cont'd)

Operating losses carried forward and other temporary differences, which are available to reduce future taxable income of certain subsidiaries, for which a valuation allowance has been recognized, amounted to $5.1 billion as at January 31, 2005 and January 31, 2004, approximately $1.1 billion of which have expiry dates between two and 20 years, while the remaining losses can be carried forward indefinitely. Approximately $2.0 billion of the operating losses carried forward and other temporary differences relate to business acquisitions. Any subsequent recognition of these future tax benefits will be recorded as a reduction of the goodwill related to this acquisition.

In addition, the Corporation has approximately $900 million of available capital losses, most of which can be carried forward indefinitely. Capital losses can only be used against future capital gains, and therefore no deferred tax benefit has been recognized.

Undistributed earnings of the Corporation's foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for income taxes has been provided thereon. Upon distribution of these earnings in the form of dividends or otherwise, the Corporation may be subject to withholding taxes.

18_Discontinued operations

On December 18, 2003, the Corporation sold its recreational products segment. The results of operations and cash flows of the recreational products segment for fiscal year 2004 (up to December 18, 2003) have been segregated in the accompanying Consolidated Financial Statements and reported as discontinued operations.

The results of discontinued operations were as follows for the period from February 1, 2003 to December 18, 2003:

Revenues	$1,549
Cost of sales and operating expenses[1]	1,488
Amortization	33
Interest expense, net	21
	1,542
Income before income taxes	7
Income tax expense	3
	4
Gain on sale of the recreational products segment, net of tax	77
Income from discontinued operations	$ 81

[1] Comprised of selling, general and administrative and research and development expenses.

The recreational products segment was sold for $723 million, $685 million of which was paid in cash, and $38 million through the issuance of preferred shares of the purchaser's parent company. The preferred shares, which carry a cumulative dividend of 6% are redeemable under certain conditions, were recorded at their fair value of $30 million. Net proceeds at closing were impacted by adjustments totalling $115 million for variations in working capital, pension plan funding, transaction costs and other items. As a result, net cash proceeds were $557 million, net of cash disposed of $13 million. This transaction resulted in a gain of $118 million ($77 million after tax). The results of operations and cash flows of this segment have been segregated in the accompanying Consolidated Financial Statements.

The cash flows from discontinued operations were as follows for the period from February 1, 2003 to December 18, 2003:

Operating activities	$ (155)
Investing activities	(21)
Financing activities	-
Effect of exchange rate changes on cash and cash equivalents	12
Cash flows from discontinued operations	$ (164)

18_Discontinued operations (cont'd)

During fiscal year 2005, the Corporation paid $31 million as an adjustment to the proceeds on the disposal of this segment, mainly in connection with its commitment towards pension plan funding. This commitment was provided for at the time of sale, and therefore this payment had no impact on the results of operations of fiscal year 2005.

19_Earnings (loss) per share

Basic and diluted earnings (loss) per share were computed as follows for fiscal years 2005 and 2004. The number of shares and stock options in the table are expressed in thousands.

		2005		2004
Loss from continuing operations	$	(85)	$	(166)
Preferred share dividends, net of tax		(23)		(23)
Loss from continuing operations attributable to common shareholders		(108)		(189)
Income from discontinued operations, net of tax		-		81
Loss attributable to common shareholders	$	(108)	$	(108)
Weighted-average number of common shares outstanding		1,750,292		1,670,690
Net effect of stock options		59		299
Weighted-average diluted number of common shares outstanding		1,750,351		1,670,989
Basic and diluted earnings (loss) per share:				
From continuing operations	$	(0.06)	$	(0.11)
From discontinued operations		-		0.05
	$	(0.06)	$	(0.07)

For fiscal years 2005 and 2004, the effect of stock options potentially exercisable on loss per share from continuing operations was anti-dilutive; therefore, basic and diluted loss per share from continuing operations are the same.

For fiscal year 2004, a total of 42,799,520 stock options were excluded from the calculation for diluted earnings per share from discontinued operations, since the average market value of the underlying shares was less than the exercise price or the predetermined target thresholds of the Corporation's Class B Shares (Subordinate Voting) for the year.

20_Transactions with related parties

Transactions of BC with BRP, a company with common significant shareholders with Bombardier Inc., were as follows for fiscal years:

		2005		2004[1]
Volume of receivable financing	$	227	$	74
Inventory financing revenues[2]	$	30	$	2

[1] For the December 19, 2003 to January 31, 2004 period.
[2] *Included in BC's financing revenues in the consolidated statements of income.*

Receivable financing – BRP and BC have entered into a receivable financing agreement. In the ordinary course of business, BC purchases receivables from BRP, from which it earns financing revenues. The financing agreement is for a maximum of $115 million and expires in June 2005. BC funds receivables subject to certain eligibility criteria for BRP's U.S. and European subsidiaries. Funding occurs in U.S. dollars and currency risk is retained by BRP.

20_Transactions with related parties (cont'd)

Inventory financing – BRP and BC have entered into a retail floorplan inventory financing agreement for retailers of BRP products. In the ordinary course of business, BC earns financing revenues related to BRP sales incentive programs in connection with retailer financing provided by BC. The inventory financing agreement is for a maximum amount of $750 million for a remaining renewable period of four years. Under the agreement, BC acts as the exclusive provider of secured floorplan financing to retailers of BRP-manufactured products (excluding outboard engine products). During the term of the agreement, BC has agreed not to provide retailer floorplan financing related to products of direct competitors of BRP (excluding outboard engine products).

These transactions are measured at exchange amounts which approximate fair value.

21_Net changes in non-cash balances related to operations

The net changes in non-cash balances related to operations were as follows for fiscal years:

	2005	2004
Bombardier		
Receivables	$ 36	$ (131)
Assets under operating leases and other	(184)	(82)
Inventories	424	(575)
Accounts payable and accrued liabilities	313	(117)
Advances and progress billings in excess of related costs	(302)	(133)
Accrued benefit liabilities – net	(37)	(101)
Other	(65)	(35)
	185	(1,174)
BC		
Receivables	28	(38)
Accounts payable and accrued liabilities	(69)	(39)
Other	11	11
	(30)	(66)
	155	(1,240)
Intersegment elimination	(255)	1,239
Bombardier Inc. Consolidated	$(100)	$ (1)

22_Financial instruments

The Corporation is subject to foreign currency and interest rate fluctuations. The Corporation is party to a number of derivative financial instruments, mainly forward foreign exchange contracts, interest-rate swap agreements and cross-currency interest-rate swap agreements to hedge a significant portion of its foreign currency and interest rate risk. These derivative financial instruments are used to manage foreign currency and interest-rate risks on existing assets and liabilities, as well as on forecasted foreign currency cash flows.

Forward foreign exchange contracts – The Corporation uses forward foreign exchange contracts to manage currency exposure arising from forecasted foreign currency cash flows. The Corporation also uses forward foreign exchange contracts to manage foreign currency exposures arising from third-party loans and intercompany loans and receivables.

As a result of the change in functional currencies to the U.S. dollar for most of the operations in the aerospace segment and for the North American operations in the transportation segment effective February 1, 2004, the forward foreign exchange contract portfolio used to hedge forecasted foreign currency cash flows has been realigned to the new foreign currency exposure as of that date.

22_Financial instruments (cont'd)

- In the aerospace segment, forward foreign exchange contracts are mainly to sell U.S. dollars and buy Canadian dollars and sterling pounds to hedge forecasted foreign currency expenditures.
- In the transportation segment, forward foreign exchange contracts are mainly to sell or purchase U.S. dollars, sterling pounds, euros and other western European currencies to hedge forecasted foreign currency revenues and expenditures.

The following tables summarize, by major currency, the Corporation's forward foreign exchange contracts as at January 31:

					2005
BUY CURRENCY	NOTIONAL AMOUNT [1]	U.S. DOLLAR EQUIVALENT	SELL CURRENCY	RATE [2]	MATURITY (FISCAL YEAR)
CAD	3,749	3,028	USD	1.3106	2006-2010
EUR	157	204	GBP	1.4317	2006-2012
EUR	1,425	1,860	USD	0.7692	2006-2009
GBP	417	785	USD	0.5710	2006-2007
USD	378	378	CAD	0.7594	2006-2008
USD	609	609	EUR	1.2431	2006-2007
USD	226	226	Other	–	2006-2010
CHF	519	437	EUR	1.5229	2006-2010
SEK	1,629	233	GBP	12.4524	2006-2011
SEK	1,959	281	EUR	9.1874	2006-2010
Other	301	301	EUR	–	2006-2009
Other	424	424	Other	–	2006-2011

[1] Notional amounts are expressed in the buy currency, except for the categories "Other" that are expressed in U.S. dollars.
[2] The rate represents the weighted-average committed foreign exchange rate.

					2004
BUY CURRENCY	NOTIONAL AMOUNT [1]	U.S. DOLLAR EQUIVALENT	SELL CURRENCY	RATE [2]	MATURITY (FISCAL YEAR)
CAD	3,033	2,287	USD	1.3538	2005-2008
EUR	282	351	GBP	1.4938	2005-2007
EUR	288	359	USD	0.8477	2005-2007
EUR	379	473	Other	–	2005-2010
GBP	454	827	USD	0.6106	2005-2006
USD	327	327	CAD	0.7273	2005-2008
USD	262	262	EUR	1.1296	2005-2007
CHF	532	422	EUR	1.5184	2005-2010
SEK	2,800	378	EUR	9.2252	2005-2010
Other	372	372	EUR	–	2005-2009
Other	536	536	GBP	–	2005-2007
Other	143	143	Other	–	2005-2007

[1] Notional amounts are expressed in the buy currency, except for the categories "Other" that are expressed in U.S. dollars.
[2] The rate represents the weighted-average committed foreign exchange rate.

Interest-rate swap agreements – Bombardier entered into interest-rate swap agreements in order to achieve an appropriate mix of fixed and variable interest rate debt. In addition, Bombardier also entered into interest-rate swap agreements to reduce the impact of fluctuating interest rates on financial commitments and intercompany loans. BC entered into interest-rate swap agreements to convert certain long-term debt and finance receivables from fixed to variable interest rates. BC also entered into basis swap agreements in order to align the base interest rate of certain finance receivables to the base interest rate of long-term debt. Swap agreements involve the exchange of interest payments based on a predetermined notional amount for a specified period of time.

22_Financial instruments (cont'd)

Bombardier's interest-rate swap agreements were as follows as at January 31:

					2005
	CURRENCY	NOTIONAL AMOUNT [1]	FIXED RATE	VARIABLE RATE [2]	MATURITY (FISCAL YEAR)
Receive fixed rate	USD	550	6.75%	3-month LIBOR + 2.28%	2013
Receive fixed rate	USD	500	6.30%	3-month LIBOR + 1.60%	2015
Receive fixed rate	USD	450	2.07% – 2.15%	1-month LIBOR	2007
Receive fixed rate	USD	200	1.72% – 1.78%	1-month LIBOR	2006
Pay fixed rate	USD	89	6.61%	6-month LIBOR	2014
Pay fixed rate	GBP	62	5.62%	3-month LIBOR	2013
Pay fixed rate	Various	18	6.13% – 12.28%	CDOR or LIBOR	2009-2012

[1] Notional amounts are expressed in U.S. dollars.
[2] LIBOR: London Interbank offered rate; and CDOR: Canadian Deposit offered rate.

					2004
	CURRENCY	NOTIONAL AMOUNT [1]	FIXED RATE	VARIABLE RATE [2]	MATURITY (FISCAL YEAR)
Receive fixed rate	USD	450	2.07% – 2.15%	1-month LIBOR	2007
Receive fixed rate	USD	200	1.72% – 1.78%	1-month LIBOR	2006
Pay fixed rate	USD	96	6.61%	6-month LIBOR	2014
Pay fixed rate	GBP	60	5.62%	3-month LIBOR	2013
Pay fixed rate	Various	18	6.13% – 13.50%	CDOR or LIBOR	2009-2012

[1] Notional amounts are expressed in U.S. dollars.
[2] LIBOR: London Interbank offered rate; and CDOR: Canadian Deposit offered rate.

BC's interest-rate swap agreements were as follows as at January 31:

				2005
PURPOSE	RECEIVE FIXED RATE	PAY VARIABLE RATE	NOTIONAL AMOUNT [1]	MATURITY (FISCAL YEAR)
Asset hedge	3.90% – 8.68%	LIBOR, Banker's acceptance or EUROLIBOR	167	2006-2018
Debt hedge	4.96% – 6.35%	LIBOR, Banker's acceptance or EUROLIBOR	708	2007-2008

[1] Notional amounts are expressed in U.S. dollars.

				2004
PURPOSE	RECEIVE FIXED RATE	PAY VARIABLE RATE	NOTIONAL AMOUNT [1]	MATURITY (FISCAL YEAR)
Asset hedge	3.90% – 8.68%	LIBOR, Banker's acceptance or EUROLIBOR	228	2005-2018
Debt hedge	4.96% – 6.60%	LIBOR or Banker's acceptance	559	2005-2008

[1] Notional amounts are expressed in U.S. dollars.

BC's basis swap agreements were as follows as at January 31:

			2005		2004
PAY RATE	RECEIVE RATE	NOTIONAL AMOUNT	MATURITY (FISCAL YEAR)	NOTIONAL AMOUNT	MATURITY (FISCAL YEAR)
U.S. prime – 2.85%	LIBOR	900	2006	827	2005

22_Financial instruments (cont'd)

Cross-currency interest-rate swap agreements – BC entered into cross-currency interest-rate swap agreements to manage the foreign currency exposures on its long-term debt and intercompany receivables, and to modify the interest rate characteristics of long-term debt and certain finance receivables to variable interest rates.

BC's cross-currency interest-rate swap agreements were as follows as at January 31:

						2005
RECEIVE CURRENCY	**NOTIONAL AMOUNT**	**PAY CURRENCY**	**NOTIONAL AMOUNT**	**RECEIVE FIXED RATE**	**PAY VARIABLE RATE**	**MATURITY (FISCAL YEAR)**
EUR	**250**	**USD**	**226**	**EUR 6.13%**	**1-month LIBOR + 1.31%**	**2008**
GBP	**300**	**USD**	**456**	**GBP 6.75%**	**1-month LIBOR + 1.61%**	**2010**
USD	**164**	**EUR**	**124**	**1-month LIBOR + 2.28%**	**6-month EUROLIBOR + 2.4%**	**2010**

						2004
RECEIVE CURRENCY	NOTIONAL AMOUNT	PAY CURRENCY	NOTIONAL AMOUNT	RECEIVE FIXED RATE	PAY VARIABLE RATE	MATURITY (FISCAL YEAR)
EUR	500	USD	496	EUR 6.13%	LIBOR 1 mois + 2.06%	2008
GBP	300	USD	456	GBP 6.75%	LIBOR 1 mois + 1.61%	2010

Interest-rate cap agreements – Bombardier entered into interest-rate cap agreements to hedge its exposure to interest rate increases arising from protection granted to certain customers in connection with the sale of aircraft.

The notional amount of the interest-rate cap agreements was $359 million as at January 31, 2005 ($253 million as at January 31, 2004). The interest rate caps vary between 1.9% and 5.7%, and the agreements mature in fiscal year 2013.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of financial instruments for which the carrying amount reported is different from the fair value was as follows as at January 31:

	2005		2004	
	CARRYING AMOUNT	**FAIR VALUE**	CARRYING AMOUNT	FAIR VALUE
Bombardier				
Long-term debt	**$3,128**	**$2,904**	$2,097	$2,158
Derivative financial instruments:				
Forwards				
Favourable	**30**	**261**	–	177
Unfavourable	**–**	**(127)**	–	(109)
Interest-rate cap	**–**	**26**	4	22
Swaps[1]				
Favourable	**–**	**18**	–	–
Unfavourable	**(11)**	**(25)**	–	(19)
BC				
Finance receivables	**3,585**	**3,588**	3,127	3,138
Long-term debt	**3,776**	**3,761**	3,991	4,110
Derivative financial instruments:				
Swaps[1]				
Favourable	**211**	**281**	224	308
Unfavourable	**–**	**(5)**	–	(11)

[1] Includes interest-rate and cross-currency interest-rate swap agreements.

22_Financial instruments (cont'd)

The fair values disclosed are based on information available to management as at January 31, 2005 and 2004. The estimated fair value of certain financial instruments has been determined using available market information or other valuation methodologies that require considerable judgment in interpreting market data and developing estimates. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Corporation could realize in a current market exchange. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The fair values of financial instruments have been established as follows:

- *Cash and cash equivalents, receivables, short-term borrowings and accounts payable and accrued liabilities* – The carrying amounts reported on the consolidated balance sheets approximate the fair values.
- *Finance receivables* – The fair values of variable-rate finance receivables that reprice frequently and have no significant change in credit risk, approximate the carrying values. The fair values of fixed-rate finance receivables are estimated using discounted cash flow analyses, using interest rates offered for finance receivables with similar terms as those of borrowers of similar credit quality.
- *Loans and lease receivables and investments* – The fair values of loans and lease receivables and investments are estimated using public quotations, when available, or discounted cash flow analyses, using interest rates applicable for assets with similar terms. The carrying amounts reported on the consolidated balance sheets approximate their fair values.
- *Long-term debt* – The fair values of long-term debt are estimated using public quotations or discounted cash flow analyses, based on current corresponding borrowing rates for similar types of borrowing arrangements.
- *Derivative financial instruments* – The fair values generally reflect the estimated amounts that the Corporation would receive upon the settlement of favourable contracts or be required to pay to terminate unfavourable contracts at the reporting dates. Investment dealers' quotes from the Corporation's bankers are available for substantially all of the Corporation's derivative financial instruments.

CREDIT RISK

In addition to the credit risk described elsewhere in these Consolidated Financial Statements, the Corporation is subject to risks related to the off-balance sheet nature of derivative financial instruments, whereby counter-party failure would result in economic losses on favourable contracts. However, the counter-parties to these derivative financial instruments are investment grade financial institutions that the Corporation anticipates will satisfy their obligations under the contracts.

23_Employee future benefits

The Corporation sponsors several Canadian and foreign-funded and unfunded defined benefit pension plans covering a majority of its employees. The Corporation also provides post-employment and post-retirement benefit plans. These benefit plans essentially consist of self-insured long-term disability plans in Canada and post-retirement health care coverage and life insurance benefits in Canada and in the U.S.A.

PENSION PLANS

The significant actuarial assumptions adopted to determine the benefit cost and projected benefit obligation were as follows (weighted-average assumptions as at the December-31 measurement date preceding the fiscal year end):

23_Employee future benefits (cont'd)

Actuarial assumptions

			2005			2004
(IN PERCENTAGE)	CANADA	FOREIGN	TOTAL	CANADA	FOREIGN	TOTAL
Benefit cost						
Discount rate	6.00	5.37	5.59	6.50	5.47	5.83
Expected long-term rate of return on plan assets	7.14	7.59	7.40	7.17	7.55	7.39
Rate of compensation increase	4.00	3.85	3.90	4.25	3.58	3.78
Projected benefit obligation						
Discount rate	6.00	5.06	5.39	6.00	5.37	5.59
Rate of compensation increase	3.50	3.61	3.57	4.00	3.85	3.90

The following tables provide a reconciliation of the changes in the pension plans' projected benefit obligation and fair value of plan assets as at the December-31 measurement date preceding the fiscal year end and their allocation by major countries:

Projected benefit obligation

			2005			2004
	CANADA	FOREIGN	TOTAL	CANADA	FOREIGN	TOTAL
Obligation at beginning of year	$1,637	$3,087	$4,724	$1,313	$2,484	$3,797
Current service cost	61	98	159	63	98	161
Interest cost	105	173	278	100	145	245
Plan participants' contributions	21	28	49	21	25	46
Plan amendments	10	3	13	12	(24)	(12)
Actuarial loss (gain)	(32)	30	(2)	130	225	355
Benefits paid	(80)	(105)	(185)	(70)	(84)	(154)
Transfers	-	-	-	-	4	4
Divestitures	-	-	-	(125)	(53)	(178)
Curtailment	(2)	(16)	(18)	(20)	(15)	(35)
Settlement	-	(9)	(9)	-	-	-
Special termination benefits	2	-	2	6	1	7
Effect of exchange rate changes	121	115	236	207	281	488
Obligation at end of year	$1,843	$3,404	$5,247	$1,637	$3,087	$4,724

	2005	2004
U.K.	$2,218	$2,023
Canada	1,843	1,637
Germany	401	339
U.S.A.	386	352
Switzerland	235	214
Other	164	159
	$5,247	$4,724

23_Employee future benefits (cont'd)

Plan assets

	2005			2004		
	CANADA	FOREIGN	TOTAL	CANADA	FOREIGN	TOTAL
Fair value at beginning of year	$ 1,111	$ 1,501	$ 2,612	$ 857	$ 1,205	$ 2,062
Actual return on plan assets	83	153	236	69	135	204
Employer contributions	181	293	474	161	95	256
Plan participants' contributions	21	28	49	21	25	46
Benefits paid	(80)	(105)	(185)	(70)	(84)	(154)
Divestitures	–	–	–	(63)	–	(63)
Settlement	(2)	(10)	(12)	–	–	–
Other	–	(1)	(1)	–	2	2
Effect of exchange rate changes	88	60	148	136	123	259
Fair value at end of year	$ 1,402	$ 1,919	$ 3,321	$ 1,111	$ 1,501	$ 2,612

	2005	2004
U.K.	$ 1,513	$ 1,148
Canada	1,402	1,111
U.S.A.	222	185
Switzerland	160	144
Other	24	24
	$ 3,321	$ 2,612

The reconciliation of the funded status of the pension plans to the amounts recorded on the consolidated balance sheets was as follows as at January 31:

Funded status

	2005			2004		
	CANADA	FOREIGN	TOTAL	CANADA	FOREIGN	TOTAL
Fair value of plan assets	$ 1,402	$ 1,919	$ 3,321	$ 1,111	$ 1,501	$ 2,612
Projected benefit obligation	(1,843)	(3,404)	(5,247)	(1,637)	(3,087)	(4,724)
Funded status – deficit	(441)	(1,485)	(1,926)	(526)	(1,586)	(2,112)
Unamortized net actuarial loss	556	1,014	1,570	570	1,021	1,591
Unamortized past service costs	57	(7)	50	51	(10)	41
Contributions paid in January	8	11	19	156	3	159
Accrued benefit assets (liabilities)	$ 180	$ (467)	$ (287)	$ 251	$ (572)	$ (321)

Included in the above table are plans with projected benefit obligation in excess of plan assets as follows:

Projected benefit obligation in excess of plan assets

	2005			2004		
	CANADA	FOREIGN	TOTAL	CANADA	FOREIGN	TOTAL
Fair value of plan assets	$ 1,014	$ 1,719	$ 2,733	$ 1,111	$ 1,212	$ 2,323
Projected benefit obligation	(1,490)	(3,230)	(4,720)	(1,637)	(2,831)	(4,468)
	$ (476)	$(1,511)	$(1,987)	$ (526)	$(1,619)	$(2,145)

23_Employee future benefits (cont'd)

The following table provides the components of the benefit cost for fiscal years:

Benefit cost [1]

			2005			2004
	CANADA	FOREIGN	TOTAL	CANADA	FOREIGN	TOTAL
Current service cost	$ 61	$ 98	$ 159	$ 63	$ 98	$ 161
Interest cost	105	173	278	100	145	245
Actual return on plan assets	(83)	(153)	(236)	(69)	(135)	(204)
Actuarial loss (gain)	(32)	30	(2)	130	225	355
Plan amendments	10	3	13	12	(24)	(12)
Curtailment loss (gain)	1	(15)	(14)	5	2	7
Settlement loss (gain)	2	–	2	–	(1)	(1)
Special termination benefits	2	–	2	6	1	7
Other	–	1	1	–	2	2
Benefit cost before adjustments to recognize the long-term nature of the plans	66	137	203	247	313	560
Difference between actual and expected return on plan assets	(12)	16	4	(17)	14	(3)
Difference between actual actuarial loss (gain) and the amount recognized	53	18	71	(118)	(205)	(323)
Amortization of past service costs	(6)	(2)	(8)	(8)	27	19
Benefit cost recognized	$ 101	$ 169	$ 270	$ 104	$ 149	$ 253

[1] For fiscal year 2004, benefit cost recognized includes $11 million for the Canadian plans and $7 million for the foreign plans relating to the recreational products segment. These amounts are included in income from discontinued operations in the consolidated statements of income. For fiscal year 2004, benefit cost excludes curtailment and settlement gains of $1 million for the Canadian plans and $34 million for the foreign plans resulting from the sale of the recreational products segment and MAS since these gains are included in the calculation of the gain on disposal of businesses.

Plan assets are held in trust and their weighted-average allocations were as follows as at the December-31 measurement date:

Plan assets

(IN PERCENTAGE)	TARGET ALLOCATION		ACTUAL ALLOCATION
ASSET CATEGORY	2006	2005	2004
Cash	3	3	6
Publicly-traded equity securities	58	57	64
Publicly-traded fixed income securities	37	37	24
Privately-held equity securities and other	2	3	5
Real estate	–	–	1

As at December 31, 2004 and 2003, the publicly-traded equity securities did not include any of the Corporation's shares.
Cash contributions to the pension plans for fiscal year 2006 are estimated to be $335 million.

23_Employee future benefits (cont'd)

Pension plans (excluding U.K.) – The most recent actuarial valuation for funding purposes of the Corporation's funded pension plans was prepared with an effective date of December 31, 2003. The next actuarial valuation will be completed during the second and third quarters of fiscal year 2006 with an effective date of December 31, 2004.

U.K. plans – The most recent actuarial valuation dates for funding purposes range between December 2001 and September 2003. The next required actuarial valuation dates range between December 2004 and June 2006.

BENEFITS OTHER THAN PENSION

The significant actuarial assumptions used to determine the benefit cost and projected benefit obligation were as follows (weighted-average assumptions as at December-31 measurement date preceding the fiscal year end):

Actuarial assumptions

			2005			2004
(IN PERCENTAGE)	CANADA	FOREIGN	TOTAL	CANADA	FOREIGN	TOTAL
Benefit cost						
Discount rate	6.00	5.90	5.98	6.50	6.54	6.51
Rate of compensation increase	4.00	4.00	4.00	4.25	4.50	4.30
Projected benefit obligation						
Discount rate	6.00	5.75	5.96	6.00	5.90	5.98
Rate of compensation increase	3.50	4.00	3.64	4.00	4.00	4.00

As at December 31, 2004, the health care cost trend rate, which is a weighted-average annual rate of increase in the per capita cost of covered health and dental care benefits, is assumed to be 9.5% and to decrease to 5.5% by fiscal year 2010 and then remain at that level for all participants. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1% INCREASE	1% DECREASE
Effect on benefit cost recognized	$ 4	$ (4)
Effect on projected benefit obligation	$38	$ (32)

The following tables provide a reconciliation of the changes in the projected benefit obligation and its allocation by major countries as at the December 31 measurement date preceding the fiscal year end:

Projected benefit obligation

			2005			2004
	CANADA	FOREIGN	TOTAL	CANADA	FOREIGN	TOTAL
Obligation at beginning of year	$228	$51	$279	$158	$47	$205
Current service cost	9	2	11	9	1	10
Interest cost	14	3	17	12	3	15
Plan amendments	-	-	-	25	-	25
Actuarial loss	16	4	20	27	4	31
Benefits paid	(13)	(4)	(17)	(9)	(4)	(13)
Divestitures	-	-	-	(9)	-	(9)
Curtailment	-	(4)	(4)	(9)	(1)	(10)
Effect of exchange rate changes	16	6	22	24	1	25
Obligation at end of year	$270	$58	$328	$228	$51	$279

	2005	2004
Canada	$270	$228
U.S.A.	39	41
U.K.	12	10
Other	7	-
	$328	$279

23_Employee future benefits (cont'd)

The reconciliation of the funded status of the benefit plans other than pensions to the amounts recorded on the consolidated balance sheets was as follows for fiscal years:

Funded status

			2005			2004
	CANADA	FOREIGN	TOTAL	CANADA	FOREIGN	TOTAL
Deficit	$(270)	$ (58)	$(328)	$(228)	$ (51)	$(279)
Unamortized net actuarial loss	61	10	71	35	8	43
Unamortized past service costs	(1)	-	(1)	(1)	-	(1)
Benefits paid in January	1	-	1	1	-	1
Accrued benefit liabilities	$(209)	$ (48)	$(257)	$(193)	$ (43)	$(236)

The following table provides the components of the benefit cost for fiscal years:

Benefit cost [1]

			2005			2004
	CANADA	FOREIGN	TOTAL	CANADA	FOREIGN	TOTAL
Current service cost	$ 9	$ 2	$ 11	$ 9	$ 1	$ 10
Interest cost	14	3	17	12	3	15
Actuarial loss	14	4	18	27	4	31
Plan amendments	-	-	-	25	-	25
Curtailment gain	-	(2)	(2)	(7)	-	(7)
Benefit cost before adjustments to recognize the long-term nature of the plans	37	7	44	66	8	74
Difference between actual actuarial loss for the year and the amount recognized	(9)	(4)	(13)	(25)	(4)	(29)
Amortization of past service costs	-	-	-	3	-	3
Benefit cost recognized	$ 28	$ 3	$ 31	$ 44	$ 4	$ 48

[1] For fiscal year 2004, benefit cost for the Canadian plans includes $3 million relating to the recreational products segment. This amount is included in income from discontinued operations in the consolidated statements of income. For fiscal year 2004, benefit cost excludes curtailment and settlement gains of $1 million for the Canadian plans resulting from the sale of the recreational products segment and MAS since these gains are included in the calculation of the gain on disposal of businesses.

The following table provides the accrued benefit assets (liabilities) recognized in the consolidated balance sheets as at January 31:

Amounts recognized

			2005			2004
	CANADA	FOREIGN	TOTAL	CANADA	FOREIGN	TOTAL
Accrued benefit assets						
Pension plans	$ 235	$ 118	$ 353	$ 281	$ 94	$ 375
Accrued benefit liabilities						
Pension plans	(55)	(585)	(640)	(30)	(666)	(696)
Benefits other than pension	(209)	(48)	(257)	(193)	(43)	(236)
	$(264)	$(633)	$(897)	$(223)	$(709)	$(932)

24_ [illegible]

In addition to the commitments and contingencies described elsewhere in these Consolidated Financial Statements, the Corporation is subject to other off-balance sheet risks. The table below presents the maximum potential exposure for each major group of exposure as at January 31. The maximum potential exposure does not reflect payments expected to be made by the Corporation.

Certain of these off-balance sheet risks are also included in note 25 – Variable interest entities.

	2005		2004	
	MAXIMUM POTENTIAL EXPOSURE	PROVISIONS AND LIABILITIES [1]	MAXIMUM POTENTIAL EXPOSURE	PROVISIONS AND LIABILITIES [1]
Aircraft sales				
Credit [a]	$1,074		$1,004	
Residual value [a]	2,481		2,308	
Mutually exclusive exposure [2]	(811)		(806)	
Total credit and residual value exposure	$2,744	$817	$2,506	$825
Trade-in options [b]	1,470	24	1,983	45
Fractional ownership put options [c]	21	5	81	23
Other [3]				
Credit and residual value [e]	181	-	163	-
Repurchase obligations [f]	175	61	185	-
Performance guarantees [g]	1,031	-	1,889	-

[1] Included in accounts payable and accrued liabilities.
[2] Some of the residual value guarantees can only be exercised once the credit guarantees have expired without exercise and, therefore, the guarantees must not be added together to calculate the combined maximum exposure for the Corporation.
[3] The Corporation has also provided guarantees not included in this table (see section h).

The Corporation's maximum exposure in connection with credit and residual value guarantees related to sale of aircraft represents the face value of the guarantees before giving effect to the net benefit expected from the estimated value of the aircraft and other assets available to mitigate the Corporation's exposure under these guarantees. The provisions for anticipated losses have been established to cover the risks from these guarantees after considering the effect of the estimated resale value of the aircraft, which is based on independent third-party evaluations, the anticipated proceeds from other assets covering such exposures and liabilities available to mitigate the exposures. The anticipated proceeds from the collaterals are expected to cover the Corporation's total credit and residual value exposure, after taking into account the provisions and liabilities.

AIRCRAFT SALES

a_Credit guarantees and residual value guarantees – Bombardier provides credit guarantees in the form of lease and loan payments guarantees, as well as services related to the remarketing of aircraft. These guarantees, which are mainly issued for the benefit of providers of financing to customers, mature in different periods up to 2025. Substantially all financial support involving potential credit risk lies with commercial airline customers. The credit risk relating to three commercial airline customers accounted for 59% of the total maximum credit risk as at January 31, 2005. In most circumstances, a claim under a credit guarantee may be made only upon sale of the underlying aircraft to a third party.

In addition, Bombardier provides guarantees for the residual value of aircraft at the expiry date of certain financing and lease agreements. The guarantee provides for a contractually limited payment to the guaranteed party, which is typically a percentage of the first loss from a guaranteed value. In most circumstances, a claim under a residual value guarantee may be made upon resale of the underlying aircraft to a third party.

24_Commitments and contingencies (cont'd)

The following table summarizes the outstanding residual value guarantees as at January 31, 2005, and the period in which they can be exercised:

Less than 1 year	$ 23
From 1 to 5 years	107
From 6 to 10 years	535
From 11 to 15 years	797
Thereafter	1,019
	$2,481

b_Trade-in options – In connection with the sale of new aircraft, the Corporation provides, from time to time, trade-in options to customers. These options allow customers to trade in their pre-owned aircraft at a predetermined amount and during a predetermined period, conditional upon purchase of a new aircraft.

The Corporation's commitment to purchase pre-owned aircraft, as at the earliest exercise date, was as follows as at January 31, 2005:

Less than 1 year	$1,039
From 1 to 3 years	160
From 4 to 5 years	226
Thereafter	45
	$1,470

The Corporation reviews its trade-in aircraft purchase commitments relative to the aircraft's anticipated fair value and records anticipated losses as a charge to income. Fair value is determined using both internal and external aircraft valuations, including information developed from the sale of similar aircraft in the secondary market. Provisions relating to anticipated losses on trade-in options amounted to $18 million as at January 31, 2005 ($24 million as at January 31, 2004). They were based on the likelihood that these options will be exercised. In addition, a provision related to trade-in commitments in connection with firm orders for new aircraft amounted to $6 million as at January 31, 2005 ($21 million as at January 31, 2004).

c_Fractional ownership put options – Under the North American Flexjet fractional ownership program, certain customers can trade in their fractional shares of aircraft at predetermined amounts for fractional shares of a larger model at predetermined amounts. The total commitment to repurchase fractional shares of aircraft, in exchange for fractional shares of a larger model, was $21 million as at January 31, 2005 ($81 million as at January 31, 2004). Provisions relating to anticipated losses based on the likelihood that these options will be exercised amounted to $5 million as at January 31, 2005 ($23 million as at January 31, 2004).

In addition, the Corporation provides customers with an option to sell back their fractional shares of the aircraft at estimated fair value within a predetermined period from the date of purchase. As at January 31, 2005, the Corporation's commitment to repurchase fractional shares of aircraft based on estimated current fair values totalled $527 million ($504 million as at January 31, 2004). Since the purchase price is established at the estimated fair value of the fractional shares at the time the option is exercised, the Corporation is not exposed to off-balance sheet risk in connection with these options.

d_Financing commitments – The Corporation has committed to provide financing in relation to orders on hand, which, net of third-party financing already arranged, amounted to $4.6 billion as at January 31, 2005 ($3.5 billion as at January 31, 2004). These commitments are related to aircraft on firm order scheduled for delivery through fiscal year 2010 and have scheduled expiration dates. The Corporation mitigates its exposure to interest and credit risks by including terms and conditions in the financing agreements that guaranteed parties must satisfy prior to benefiting from the Corporation's commitment.

24_Commitments and contingencies (cont'd)

OTHER GUARANTEES

e_Credit and residual value guarantees – In connection with the sale of certain transportation rail equipment, Bombardier has provided a credit guarantee of lease payment amounting to $45 million as at January 31, 2005 and 2004. This guarantee matures in 2020 and relates to one customer. In addition, at the expiry date of certain financing and other agreements, the Corporation provides residual value guarantees amounting to $136 million as at January 31, 2005 ($118 million as at January 31, 2004), mostly in the transportation segment. These guarantees are mainly exercisable in 2014.

f_Repurchase obligations – The Corporation has provided certain financing providers and customers, mainly in the transportation segment, the right, under certain conditions, to sell back equipment to the Corporation at predetermined prices. An amount of $175 million as at January 31, 2005 ($169 million as at January 31, 2004), relates to two agreements whereby the Corporation may be required, beginning in fiscal year 2009, upon customer default on payments to the financing providers, to repurchase the equipment. In addition, on three separate dates, beginning in fiscal year 2009, the Corporation may also be required to repurchase the equipment. In connection with this commitment, funds have been deposited in a cash collateral account by the customer, which, together with accumulated interest, are expected to entirely cover the Corporation's exposure. As a result of the consolidation of the two entities, which hold the cash collateral under the accounting rules applicable to VIEs effective November 1, 2004, a provision for repurchase obligations amounting to $61 million is now included in accounts payable and accrued liabilities as at January 31, 2005.

g_Performance guarantees – In certain projects carried out through consortia or other partnership vehicles in the transportation segment, all partners are jointly and severally liable to the customer. In the normal course of business under such joint and several obligations, or under performance guarantees that may be issued in relation thereto, each partner is generally liable to the customer for a default by the other partner. These projects normally provide counter indemnities among the partners. These obligations and guarantees typically extend until final product acceptance by the customer. The Corporation's maximum exposure to projects for which the exposure of the Corporation is capped amounted to approximately $228 million as at January 31, 2005 ($1,135 million as at January 31, 2004). For projects for which the exposure of the Corporation is not capped, such exposure has been determined in relation to the Corporation's partners' share of the total contract value. Under this methodology, the Corporation's exposure would amount to approximately $803 million as at January 31, 2005 ($754 million as at January 31, 2004). Such joint and several obligations and guarantees have been rarely called upon in the past, and no significant liability has been recognized in the Consolidated Financial Statements in connection with these obligations and guarantees.

h_Other – In the normal course of its business, the Corporation has entered into agreements that include indemnities in favour of third parties, mostly tax indemnities. These agreements generally do not contain specified limits on the Corporation's liability and therefore, it is not possible to estimate the Corporation's maximum potential exposure under these indemnities.

SALE AND LEASEBACK

BC and Bombardier concluded third-party sale and leaseback transactions mostly relating to freight cars and pre-owned aircraft. The freight cars are in most instances simultaneously leased to operators. Details of minimum lease payments for the next five fiscal years and thereafter are as follows:

	RENTAL PAYMENTS	RESIDUAL VALUE GUARANTEES	TOTAL
2006	$ 78	$ –	$ 78
2007	73	84	157
2008	68	13	81
2009	67	–	67
2010	73	–	73
Thereafter	673	–	673
	$1,032	$97	$1,129

24_Commitments and contingencies (cont'd)

Minimum lease payments include $980 million for freight cars, $107 million for pre-owned aircraft and $42 million for other equipment.

Expected minimum sub-lease rentals from operators and the net benefit of the estimated resale value of the equipment approximate the amount of minimum lease payments.

Rent expense related to sale and leaseback arrangements was $89 million for fiscal year 2005.

OPERATING LEASES

The Corporation leases buildings and equipment and assumes aircraft operating lease obligations on the sale of new aircraft. The related minimum lease payments for the next five fiscal years and thereafter are as follows:

	BUILDINGS AND EQUIPMENT	AIRCRAFT	RESIDUAL VALUE GUARANTEES	TOTAL
2006	$108	$ 48	$ 5	$161
2007	90	37	-	127
2008	81	27	-	108
2009	65	22	-	87
2010	52	14	-	66
Thereafter	333	22	75	430
	$729	$170	$80	$979

Rent expense related to operating leases was $178 million for fiscal year 2005.

OTHER COMMITMENTS

The Corporation had commitments under agreements to outsource a significant portion of its information technology function in the aerospace and transportation segments as well as with a logistic provider for the Corporation's centrally located spare parts warehouses in the aerospace segment. The related minimum payments for the next five fiscal years and thereafter are as follows:

2006	$217
2007	200
2008	186
2009	164
2010	144
Thereafter	76
	$987

Bombardier receives government financial support from various levels of government, including financial support for the development of aircraft. Certain financial support programs require Bombardier to pay amounts to governments, at the time of the delivery of products, contingent on a minimum agreed-upon level of related product sales being achieved. If the minimum agreed-upon level is not reached, no amount is payable to governments. Bombardier records the amount payable to governments at the time the product giving rise to such payment is sold.

CLAIM

Amtrak – As a result of mediation and negotiations, the Corporation and Alstom Transport Inc. reached a settlement agreement with Amtrak on all outstanding issues in connection with the Acela high-speed trainsets and locomotive contracts. As a result, a charge of $101 million related to this settlement was recorded in cost of sales for fiscal year 2004.

24_Commitments and contingencies (cont'd)

OTHER LITIGATIONS

On February 7, 2005, the Teamsters Local 445 Freight Division Pension Fund filed a class action complaint in the U.S. district court of the Southern District of New York against the Corporation, Bombardier Capital Inc., Bombardier Capital Mortgage Securitization Corporation ("BCMSC") and others for alleged violations of federal securities laws relating to BCMSC's Senior/Subordinated Pass-Through Certificates, Series 2000-A due January 15, 2030. The Corporation believes this complaint is without merit and will vigorously defend its position.

The Corporation is a defendant in certain legal cases currently pending before various courts in relation to product liability and contract disputes with customers and other third parties. The Corporation intends to vigorously defend its position in these matters.

Management believes the Corporation has set up adequate provisions to cover potential losses and amounts not recoverable under insurance coverage, if any, in relation to these legal actions.

25_ [illegible]

The following table summarizes by segment the significant VIEs in which the Corporation has a variable interest as at January 31, 2005:

	ASSETS	LIABILITIES
Aerospace		
Financing structures related to the sale of regional aircraft[1]	$ 5,306	$2,871
Sale of rights under manufacturing contracts[2]	166	154
Sale and leaseback structure[3]	16	16
Transportation		
Partnership arrangements	4,352	4,035
Sale support guarantee	663	662
Cash collateral accounts[3]	61	61
BC		
Securitization structures[2]	1,692	1,692
	12,256	9,491
Less assets and liabilities:		
Already consolidated under existing accounting rules	1,858	1,846
Newly consolidated under AcG-15	155	153
Assets and liabilities of non-consolidated VIEs subject to disclosure	$10,243	$7,492

[1] Of which assets and liabilities amounting to $78 million and $76 million respectively were consolidated effective November 1, 2004.
[2] Assets and liabilities were already included on the consolidated balance sheet under existing accounting rules.
[3] Consolidated effective November 1, 2004.

The liabilities recognized as a result of consolidating certain VIEs do not represent additional claims on the Corporation's general assets; rather, they represent claims against the specific assets of the consolidated VIEs. Conversely, assets recognized as a result of consolidating certain VIEs do not represent additional assets that could be used to satisfy claims against the Corporation's general assets. The consolidation of debt resulting from the application of AcG-15 is excluded from the computation of the Corporation's debt covenant ratio for structures existing prior to May 1, 2004. Additionally, the consolidation of VIEs did not result in any change in the underlying tax, legal or credit exposure of the Corporation.

25_Variable interest entities (cont'd)

AEROSPACE

Financing structures related to the sale of regional aircraft – The Corporation has provided credit and/or residual value guarantees to certain SPEs created solely to purchase regional aircraft from the Corporation and to lease these aircraft to airline companies and to purchase financial assets related to the sale of regional aircraft. Typically, these SPEs are financed by long-term debt and third-party equity investors who benefit from tax incentives. The aircraft serve as collateral for the SPEs' long-term debt. The Corporation's variable interests in these SPEs are solely through credit and residual value guarantees, except for two cases where it is also in the form of a residual interest in the SPEs' assets. The Corporation also provides administrative services to certain of these SPEs in return for a market fee.

Most SPEs are VIEs and the Corporation is the primary beneficiary for only a limited number of them with assets and liabilities amounting to $78 million and $76 million respectively as at January 31, 2005. Accordingly, these entities were consolidated effective November 1, 2004. For all of the other SPEs, the Corporation is not the primary beneficiary and consolidation is not appropriate under AcG-15. As at January 31, 2005, the Corporation's maximum potential exposure relating to these non-consolidated SPEs was $1.6 billion, of which $295 million of provisions and liabilities were available to cover the Corporation's exposure. The Corporation's maximum exposure under these guarantees is included in note 24 – Commitments and contingencies.

Sale of rights under manufacturing contracts – In 1995, the Corporation entered into an agreement with LR Jet Corporation ("LR Jet"), a company created for the sole purpose of purchasing, on a revolving basis, rights under certain aircraft manufacturing contracts from the Corporation. The purchase price is essentially financed by long-term debt issued to third-party investors. The amount of the rights sold totalled $171 million as at January 31, 2005 ($170 million as at January 31, 2004). The assets of LR Jet serve as collateral for its long-term debt. In connection with the sale of these rights, the Corporation has provided limited recourse to LR Jet amounting to $17 million as at January 31, 2005, which is included in note 24 – Commitments and contingencies.

LR Jet is a VIE and the Corporation is the primary beneficiary. Prior to the adoption of AcG-15, the Corporation accounted for the proceeds received from the sale of the rights as customer advances, which were presented as advances and progress billings in excess of related costs or deducted from inventories or as accounts payable and accrued liabilities on the consolidated balance sheets. The adoption of AcG-15 has resulted in a reclassification, which increased inventories by $11 million and long-term debt by $154 million and decreased accounts payable and accrued liabilities by $36 million (net of $12 million of non-controlling interest) and advances and progress billings in excess of related costs by $107 million.

Sale and leaseback structure – During fiscal year 2002, the Corporation concluded sale and leaseback arrangements with Inaugural Equipment Trust ("IET") relating to moveable plant equipment. The moveable plant equipment serve as collateral for IET's long-term debt. The Corporation has determined that IET is a VIE, and the Corporation is the primary beneficiary. Accordingly, IET has been consolidated as of November 1, 2004. The consolidation of IET resulted in increases to property, plant and equipment and to long-term debt of $16 million as at January 31, 2005.

TRANSPORTATION

Partnership arrangements – The Corporation entered into partnership arrangements to provide manufactured rail equipment and civil engineering work as well as related long-term services, such as the operation and maintenance of rail equipment.

The Corporation's involvement with entities created in connection with these partnership arrangements is mainly through investments in their equity and/or in subordinated loans and through manufacturing, selling and long-term service contracts. The Corporation concluded that certain of these entities are VIEs, but the Corporation is not the primary beneficiary. Accordingly, these entities have not been consolidated. The Corporation continues to account for these investments under the equity method, recording its share of the net income or loss based upon the terms of the partnership arrangement. As at January 31, 2005, the Corporation's maximum off-balance sheet exposure to loss related to these non-consolidated VIEs, other than from its contractual obligations, was not material.

25_Variable interest entities (cont'd)

As at January 31, 2005, the Corporation had the following involvement with significant partnership arrangements which qualify as VIEs:

- In April 2003, Metronet Rail BCV Holdings Ltd. and Metronet Rail SSL Holdings Ltd. (together "Metronet"), in which the Corporation has a 20% equity interest, were awarded contracts for the renewal, modernization and maintenance of two of the London Underground's infrastructure projects. As part of its involvement with Metronet, the Corporation was awarded firm supply contracts to provide metro cars, signalling, maintenance and management services to Metronet.
- The Corporation has a 20% equity interest in Consorzio Treno Veloce Italiano ("TREVI"), an entity which was awarded, starting in May 1992, a series of contracts, including the supply of ETR 500 locomotives and railcars as well as their maintenance and refurbishment, for which the Corporation was selected as a sub-supplier to TREVI.
- In May 2004, Arrow Light Rail Holdings Ltd. and Arrow Light Rail Ltd. (together "Arrow"), in which the Corporation has a 12.5% equity interest, were awarded contracts for the design, manufacture, operation and maintenance of the Nottingham Express Transit Line One System located in the U.K. As part of its involvement with Arrow, the Corporation was awarded the operation and maintenance service contract.
- In June 2004, Yong-In LRT Co., Ltd ("Yong-In"), in which the Corporation has a 26% interest, was established to build and operate a light rail system in the city of Yong-In, South Korea. As part of its involvement with Yong-In, the Corporation is responsible for project management, system integration, mobilization and test running, and providing vehicles and other equipment.

Sale support guarantee – In August 1998, the Corporation provided residual value guarantees on diesel electric multiple unit trains sold to Lombard Leasing Contracts Limited ("Lombard"). Under an operating lease structure, Lombard leases the trains to a third-party operator. The Corporation concluded that Lombard is a VIE, but the Corporation is not the primary beneficiary. Accordingly, this entity has not been consolidated. The Corporation's maximum exposure as a result of its involvement with Lombard is limited to its residual value guarantees for an amount of $135 million. The Corporation's maximum exposure under these guarantees is included in note 24 – Commitments and contingencies.

Cash collateral accounts – In connection with the sale of rail equipment by Adtranz prior to its acquisition by the Corporation in May 2001, the purchasers have been provided with the right, under certain conditions, to sell back the equipment to the Corporation at predetermined prices on three separate dates, beginning in fiscal year 2009. In addition, the Corporation may be required, beginning in fiscal year 2009, upon customer default on payments to the financing providers, to repurchase the equipment.

As a result of this commitment, Fabian Investments Limited and Lineal Investments Limited were created and cash was deposited in a cash collateral account by the lessee of the equipment. This cash, together with accumulated interest, is expected to entirely cover the Corporation's exposure. These SPEs are VIEs and the Corporation is their primary beneficiary. Accordingly, the Corporation has consolidated these SPEs effective November 1, 2004. Their assets, consisting of restricted cash, are presented in other assets, and their liabilities, consisting of a provision for repurchase obligations, are presented in accounts payable and accrued liabilities on the Corporation's consolidated balance sheets, amounted to $61 million as at January 31, 2005.

BC

Securitization structures – BC has agreed to sell, on a revolving basis, certain of its inventory finance receivables to Bombardier Receivables Master Trust I ("BRMT I") under a $1.2-billion securitization facility and to Bombardier Receivables Master Trust II ("BRMT II") under a $350 million Cdn ($283 million) securitization facility. BRMT I and BRMT II's purchase price was financed by issuing to unrelated parties certificates, collateralized by the receivables. BRMT I and BRMT II are separate legal entities that are VIEs and the Corporation is their primary beneficiary. Their assets are legally isolated from BC's general creditors and their investors have no recourse to BC's assets if debtors fail to pay other than for BC's retained subordinated interests of $209 million as at January 31, 2005. BC also retains servicing responsibilities and receives market-based servicing fees. Prior to the adoption of AcG-15, BC was consolidating these entities under existing accounting rules.

26_Reclassification

Certain of the comparative figures have been reclassified to conform to the presentation adopted in fiscal year 2005.

27_Segment disclosure

The Corporation operates in the three reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies.

AEROSPACE	TRANSPORTATION	BOMBARDIER CAPITAL
Aerospace is a manufacturer of business, regional and amphibious aircraft and a provider of related services. It offers comprehensive families of regional jet and turboprop commercial aircraft and a wide range of business jets. It also provides the *Flexjet* fractional ownership and hourly flight time entitlement programs, parts logistics, technical services, aircraft maintenance and pilot training. Aerospace's main manufacturing facilities are located in Canada, the U.K., and the U.S.A.	Transportation is the global leader in the rail equipment manufacturing and servicing industry and offers a full range of passenger railcars, including locomotives, light rail vehicles and automated people movers. It also provides electrical propulsion and control equipment, as well as complete rail transportation systems and rail control solutions. Transportation is also a provider of maintenance services. Transportation's main manufacturing facilities are located in Germany, the U.K., France, Canada and the U.S.A.	BC offers secured inventory financing, receivable financing and interim financing of commercial aircraft, primarily in North American markets, and manages the wind-down of various portfolios.

The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies.

Effective the fourth quarter of fiscal year 2005, the Corporation ceased the allocation of net corporate interest costs to the manufacturing segments because Management now assesses the segment performance based on earnings (loss) before net interest costs and income taxes ("EBIT"), consistent with its current centralized debt management strategies. Comparative figures have been reclassified.

BC's interest costs continue to be included in cost of sales. The performance of the BC segment is assessed based on earnings (loss) before income taxes ("EBT").

Most other corporate charges are allocated to all segments based on each segment's revenues.

Intersegment transactions are carried out in the normal course of business and are measured at the exchange value, which is the consideration determined and accepted by the related segments.

Net segmented assets exclude cash and cash equivalents, investment in BC and advances and subordinated loans to Bombardier and deferred income taxes, and are net of accounts payable and accrued liabilities (excluding income taxes and interest payable), advances and progress billings in excess of related costs and accrued benefit liabilities.

SEGMENT DISCLOSURE

(IN MILLIONS OF U.S. DOLLARS)

INDUSTRY SEGMENTS	NOTES	BOMBARDIER INC. CONSOLIDATED 2005	2004
External revenues			
Manufacturing		$11,508	$11,208
Services		2,386	2,319
Financing		329	324
Other		1,616	1,657
		15,839	15,508
Intersegment revenues		-	-
Segmented revenues		15,839	15,508
Cost of sales		13,989	13,370
Selling, general and administrative		927	992
Amortization		551	563
Research and development		148	113
Special items	15	172	330
		15,787	15,368
Income (loss) from continuing operations before interest and income taxes		$ 52	$ 140
Net segmented assets		$ 2,934	$ 3,794
Accounts payable and accrued liabilities		7,098	6,535
Interest payable		(73)	(115)
Income taxes payable		(61)	-
Advances and progress billings in excess of related costs		2,359	2,686
Accrued benefit liabilities		895	932
Deferred income tax asset		443	343
Cash and cash equivalents		2,291	1,210
Total assets – Bombardier		15,886	15,385
Investment in BC		(439)	(861)
Advances and subordinated loans from BC		(71)	(585)
Total assets – BC		4,704	5,338
Total assets – Bombardier Inc. consolidated		$20,080	$19,277
Additions to property, plant and equipment		$ 307	$ 300

GEOGRAPHIC INFORMATION	REVENUES[1] 2005	2004	PROPERTY, PLANT AND EQUIPMENT, INTANGIBLE ASSETS AND GOODWILL[2] 2005	2004
United States	$ 6,557	$ 7,295	$ 364	$ 480
United Kingdom	2,167	1,447	723	651
Germany	1,585	1,714	1,423	1,337
Switzerland	609	552	303	262
France	541	388	35	35
Canada	485	541	2,222	2,219
Spain	407	171	9	13
Italy	391	523	138	166
Austria	375	105	11	11
Sweden	331	434	487	504
Netherlands	323	304	-	-
China	265	153	19	21
Japan	100	159	-	-
Portugal	100	174	9	115
Other – Europe	661	652	204	213
Other – Americas	383	180	9	15
Other – Asia	107	257	2	2
Other	452	459	8	2
	$15,839	$15,508	$5,966	$6,046

[1] Revenues are attributed to countries based on the location of the customer.

[2] Property, plant and equipment and intangible assets are attributed to countries based on the location of the assets. Goodwill is attributed to countries based on the Corporation's allocation of the purchase price.

AEROSPACE		TRANSPORTATION		BC	
2005	2004	2005	2004	2005	2004
$5,904	$6,252	$5,604	$4,956	$ –	$ –
1,116	1,130	1,270	1,189	–	–
–	–	–	–	329	324
924	861	692	796	–	–
7,944	8,243	7,566	6,941	329	324
–	–	18	13	97	169
7,944	8,243	7,584	6,954	426	493
6,965	7,155	6,850	6,136	261	249
362	352	477	546	88	94
365	308	138	158	48	97
62	38	86	75	–	–
–	(19)	172	349	–	–
7,754	7,834	7,723	7,264	397	440
$ 190	$ 409	$ (139)	$ (310)	$ 29	$ 53
$2,258	$2,411	$ 237	$ 522	$439	$861
$ 207	$ 197	$ 97	$ 100	$ 3	$ 3

HISTORICAL FINANCIAL SUMMARY

AS AT JANUARY 31 (IN MILLIONS OF U.S. DOLLARS)

	2005	2004	2003	2002	2001
Bombardier Inc. consolidated					
Cash and cash equivalents	$ 2,355	$ 1,221	$ 663	$ 276	$ 911
Receivables	1,622	1,838	1,478	1,157	544
Finance receivables	3,585	3,127	4,587	4,019	4,761
Assets under operating leases and other	474	558	889	1,156	1,195
Inventories	4,013	4,340	3,443	3,532	2,531
Property, plant and equipment	3,414	3,550	3,523	3,259	2,848
Goodwill	2,357	2,290	2,122	1,704	–
Deferred income taxes	628	527	598	569	121
Accrued benefit assets	353	375	173	153	98
Assets held for sale	–	–	824	692	379
Other assets	1,279	1,451	749	591	268
Total assets	$20,080	$19,277	$19,049	$17,108	$13,656
Short-term borrowings	$ 300	$ 232	$ 1,677	$ 1,907	$ 1,687
Accounts payable and accrued liabilities	7,281	6,785	5,825	4,655	2,645
Advances and progress billings in excess of related costs	2,359	2,686	2,496	2,067	1,885
Deferred income taxes	41	104	122	399	448
Long-term debt	6,904	6,088	5,838	4,931	4,082
Accrued benefit liabilities	897	932	753	624	293
Liabilities related to assets held for sale	–	–	545	430	342
Preferred shares	347	347	347	199	199
Common shareholders' equity	1,951	2,103	1,446	1,896	2,075
Total liabilities and shareholders' equity	$20,080	$19,277	$19,049	$17,108	$13,656
Bombardier					
Cash and cash equivalents	$ 2,291	$ 1,210	$ 466	$ 276	$ 901
Receivables	1,505	1,694	1,369	963	394
Assets under operating leases and other	249	86	5	6	17
Inventories	4,013	4,340	3,443	3,532	2,531
Property, plant and equipment	3,322	3,460	3,427	3,157	2,759
Goodwill	2,357	2,290	2,122	1,704	–
Deferred income taxes	443	343	413	364	73
Investment in and advances to BC	439	861	842	856	1,055
Accrued benefit assets	353	375	173	153	98
Assets held for sale	–	–	824	692	379
Other assets	914	726	496	443	128
Total assets	$15,886	$15,385	$13,580	$12,146	$ 8,335
Short-term borrowings	$ –	$ –	$ 249	$ 843	$ –
Advances from BC	71	135	45	–	–
Accounts payable and accrued liabilities	7,098	6,535	5,556	4,390	2,514
Advances and progress billings in excess of related costs	2,359	2,686	2,496	2,067	1,885
Deferred income taxes	37	100	119	396	448
Long-term debt	3,128	2,097	2,027	1,303	580
Accrued benefit liabilities	895	932	750	622	292
Liabilities related to assets held for sale	–	–	545	430	342
Subordinated loans from BC	–	450	–	–	–
Preferred shares	347	347	347	199	199
Common shareholders' equity	1,951	2,103	1,446	1,896	2,075
Total liabilities and shareholders' equity	$15,886	$15,385	$13,580	$12,146	$ 8,335
BC					
Cash and cash equivalents	$ 64	$ 11	$ 197	$ –	$ 10
Receivables	117	144	109	194	150
Finance receivables	3,585	3,127	4,587	4,019	4,761
Assets under operating leases and other	225	472	884	1,150	1,178
Property, plant and equipment	92	90	96	102	89
Deferred income taxes	185	184	185	205	48
Advances and subordinated loans to Bombardier	71	585	45	–	–
Other assets	365	725	253	148	140
Total assets	$ 4,704	$ 5,338	$ 6,356	$ 5,818	$ 6,376
Short-term borrowings	$ 300	$ 232	$ 1,428	$ 1,064	$ 1,687
Advances from Bombardier	–	–	–	13	138
Accounts payable and accrued liabilities	183	250	269	265	131
Deferred income taxes	4	4	3	3	–
Long-term debt	3,776	3,991	3,811	3,628	3,502
Accrued benefit liabilities	2	–	3	2	1
Investment in BC	439	861	842	843	917
Total liabilities and shareholders' equity	$ 4,704	$ 5,338	$ 6,356	$ 5,818	$ 6,376

HISTORICAL FINANCIAL SUMMARY

FOR THE FISCAL YEARS ENDED JANUARY 31
(IN MILLIONS OF US DOLLARS, EXCEPT PER SHARE AMOUNTS AND SHAREHOLDERS OF RECORD)

	2005	2004	2003	2002	2001
Segmented revenues					
Aerospace	$ 7,944	$ 8,243	$ 7,214	$ 7,893	$ 7,176
Transportation	7,584	6,954	6,019	4,509	2,043
BC	426	493	572	621	628
Intersegment revenues	(115)	(182)	(270)	(265)	(191)
External revenues	$ 15,839	$ 15,508	$ 13,535	$ 12,758	$ 9,656
Income (loss) from continuing operations before special items, interest and income taxes					
Aerospace	$ 190	$ 390	$ 182	$ 609	$ 808
Transportation	33	39	133	65	(29)
BC	29	53	66	26	15
Intersegment interest	(28)	(12)	(6)	(8)	(11)
	224	470	375	692	783
Special items					
Aerospace	–	(19)	837	229	(34)
Transportation	172	349	–	48	–
BC	–	–	–	425	54
	172	330	837	702	20
Income (loss) from continuing operations before interest and income taxes					
Aerospace	190	409	(655)	380	842
Transportation	(139)	(310)	133	17	(29)
BC	29	53	66	(399)	(39)
Intersegment interest	(28)	(12)	(6)	(8)	(11)
	52	140	(462)	(10)	763
Interest expense, net	153	159	132	55	22
Income tax expense (recovery)	(16)	147	(141)	(22)	216
Income (loss) from continuing operations	(85)	(166)	(453)	(43)	525
Income from discontinued operations – net of tax	–	81	60	66	39
Net income (loss)	$ (85)	$ (85)	$ (393)	$ 23	$ 564
Earnings (loss) per share:					
Basic and diluted					
From continuing operations	$ (0.06)	$ (0.11)	$ (0.34)	$ (0.04)	$ 0.37
Net income (loss)	$ (0.06)	$ (0.07)	$ (0.30)	$ 0.01	$ 0.40

General information for continuing operations

	2005	2004	2003	2002	2001
Export revenues from Canada	$ 5,430	$ 5,851	$ 4,764	$ 5,320	$ 5,029
Additions to property, plant and equipment	$ 307	$ 300	$ 461	$ 723	$ 822
Amortization	$ 551	$ 563	$ 515	$ 481	$ 508
Dividend per common share (IN CDN DOLLARS)					
Class A	$0.090000	$0.090000	$0.180000	$0.180000	$0.135000
Class B	$0.091600	$0.091600	$0.181563	$0.181563	$0.136563
Dividend per preferred share (IN CDN DOLLARS)					
Series 2	$0.997810	$1.169296	$1.193750	$1.375000	$1.375000
Series 3	$1.369000	$1.369000	$0.684500	$ –	$ –
Series 4	$1.562500	$1.562500	$1.398760	$ –	$ –
Number of common shares (IN MILLIONS)	1,750	1,750	1,378	1,371	1,366
Book value per common share (IN US DOLLARS)	$ 1.11	$ 1.20	$ 1.05	$ 1.38	$ 1.52
Shareholders of record	13,008	12,371	11,579	11,310	12,666

Market price ranges (IN CDN DOLLARS)

	2005	2004	2003	2002	2001
Class A					
High	$ 7.11	$ 6.32	$ 15.67	$ 24.60	$ 26.80
Low	$ 2.01	$ 2.95	$ 3.19	$ 9.25	$ 14.05
Close	$ 2.80	$ 5.96	$ 5.34	$ 14.72	$ 24.70
Class B					
High	$ 7.13	$ 6.28	$ 15.67	$ 24.65	$ 26.70
Low	$ 1.87	$ 2.56	$ 3.13	$ 9.19	$ 13.90
Close	$ 2.62	$ 5.99	$ 5.12	$ 14.70	$ 24.54

Main business locations

Bombardier Inc.

BOMBARDIER INC.
Corporate Office
800 René-Lévesque Blvd. West
Montréal, Québec
Canada H3B 1Y8
Telephone: +1 514 861-9481
Fax: +1 514 861-7053
www.bombardier.com

Bombardier Aerospace

BOMBARDIER AEROSPACE
Headquarters
400 Côte-Vertu Road West
Dorval, Québec
Canada H4S 1Y9
Telephone: +1 514 855-5000
Fax: +1 514 855-7401

BOMBARDIER AEROSPACE
Toronto site
123 Garratt Blvd.
Downsview, Ontario
Canada M3K 1Y5
Telephone: +1 416 633-7310
Fax: +1 416 375-4546

BOMBARDIER AEROSPACE
Learjet Inc.
One Learjet Way
Wichita, Kansas 67209
United States
Telephone: +1 316 946-2000
Fax: +1 316 946-2220

BOMBARDIER AEROSPACE
Short Brothers plc
Airport Road, Belfast BT3 9DZ
Northern Ireland
Telephone: +44 2890 458 444
Fax: +44 2890 733 396

BOMBARDIER INC.
Military Aviation Training
12 655 Henri-Fabre Boulevard, 3rd floor
Montréal-Mirabel International Airport
Mirabel, Québec
Canada J7N 1E1
Telephone: +1 450 476-7450
Fax: +1 450 476-0029

BOMBARDIER INC.
Amphibious Aircraft
3400 Douglas-B. Floréani
Saint-Laurent, Québec
Canada H4S 1V2
Telephone: +1 514 855-5000
Fax: +1 514 855-7604

BOMBARDIER AEROSPACE
Flexjet
3400 Waterview Parkway
Suite 400
Richardson, Texas 75080
United States
Telephone: +1 800 353-9538
(toll-free, North America only)
Fax: +1 972 720-2435

BOMBARDIER AEROSPACE
Skyjet International – Europe
Headquarters
Vista Office Centre
50 Salisbury Road
Hounslow, Middlesex, TW4 6JH
United Kingdom
Telephone: +44 20 8538 0225
Fax: +44 20 8538 0292
www.skyjetinternational.com

BOMBARDIER AEROSPACE
Skyjet International – Asia-Pacific
Central Plaza
18 Harbour Road, Suite 2003A
Wanchai, Hong Kong
China
Telephone: + 852 2151 3059
Fax: + 852 2151 4059

BOMBARDIER AEROSPACE
Skyjet International – Middle East
Al Hai Building
5th floor, 509, P.O. Box 2116
Al Ittihad Road, Port Saeed, Deira
Dubai, United Arab Emirates
Telephone: + 971 4 294 9488
Fax: + 971 4 294 8403

BOMBARDIER AEROSPACE
Skyjet
3040 Williams Drive
Suite 404
Fairfax, Virginia 22031
United States
Telephone: +1 703 584-3330
+1 888 275-9538
(toll-free in the U.S.A.)
Fax: +1 703 584-3361

Bombardier Transportation

BOMBARDIER TRANSPORTATION
Headquarters
Saatwinkler Damm 43
13627 Berlin
Germany
Telephone: +49 30 3832 0
Fax: +49 30 3832 2000

BOMBARDIER TRANSPORTATION
North America
1101 Parent Street
Saint-Bruno, Québec
Canada J3V 6E6
Telephone: +1 450 441-2020
Fax: +1 450 441-1515

BOMBARDIER TRANSPORTATION
Light Rail Vehicles
Donaufelder Strasse 73-79
1211 Vienna
Austria
Telephone: +43 1 25 110
Fax: +43 1 25 110 8

BOMBARDIER TRANSPORTATION
Mainline & Metros
Am Rathenaupark
16761 Hennigsdorf
Germany
Telephone: +49 33 02 89 0
Fax: + 49 33 02 89 20 88

BOMBARDIER TRANSPORTATION
Locomotives & Freight
Brown-Boveri Strasse 5
8050 Zurich
Switzerland
Telephone: +41 1318 3333
Fax: +41 1318 2727

BOMBARDIER TRANSPORTATION
Total Transit Systems
1501 Lebanon Church Road
Pittsburgh, Pennsylvania
United States 15236-1491
Telephone: +1 412 655-5700
Fax: +1 412 655-5860

BOMBARDIER TRANSPORTATION
Propulsion & Controls
Brown-Boveri Strasse 5
8050 Zurich
Switzerland
Telephone: +41 1318 3333
Fax: +41 1318 1543

BOMBARDIER TRANSPORTATION
Services
West Street, Crewe
Cheshire CW1 3JB
United Kingdom
Telephone: +44 1270 500 333
Fax: +44 1270 255 439

BOMBARDIER TRANSPORTATION
Rail Control Solutions
10 Church Street, Reading
Berkshire RG1 2SQ
United Kingdom
Telephone: +44 118 953 8000
Fax: +44 118 953 8483

BOMBARDIER TRANSPORTATION
Bogies
Siegstrasse 27
57250 Netphen
Germany
Telephone: +49 271 702 0
Fax: +49 271 702 222

BOMBARDIER TRANSPORTATION
London Underground Projects
Litchurch Lane
Derby DE24 8AD
United Kingdom
Telephone: +44 1332 344 666
Fax: +44 1332 251 796

Bombardier Capital

BOMBARDIER CAPITAL INC.
12735 Gran Bay Parkway West
Suite 1000
Jacksonville, Florida 32258
United States
Telephone: +1 904 288-1000
Fax: +1 904 288-1920

BOMBARDIER CAPITAL INC.
261 Mountain View Drive
Colchester, Vermont
05446-0991
United States
Telephone: +1 802 654-8100
Fax: +1 802 654-8435

BOMBARDIER CAPITAL
RAIL INC.
12735 Gran Bay Parkway West
Suite 1000
Jacksonville, Florida 32258
United States
Telephone: +1 904 288-1000
Fax: +1 904 288-2155

BOMBARDIER CAPITAL LTD.
6400 Auteuil Street, 2nd Floor
Brossard, Québec
Canada J4Z 3P5
Telephone: +1 450 443-4400
Fax: +1 450 443-8943

BOMBARDIER FINANCE INC.
10180-101 Street
Edmonton, Alberta
Canada T5J 4K1
Telephone: +1 780 423-8608
Fax: +1 780 423-2870

BOMBARDIER CAPITAL
Insurance Agency Inc.
12735 Gran Bay Parkway West
Suite 1000
Jacksonville, Florida 32258
United States
Telephone: +1 904 288-1000
Fax: +1 904 288-1920

RJ FINANCE CORP. ONE
261 Mountain View Drive
Colchester, Vermont
05446-0991
United States
Telephone: +1 802 654-8100
Fax: +1 802 654-8433

BOMBARDIER INC.
Real Estate Services
2505 des Nations Street
Suite 200
Saint-Laurent, Québec
Canada H4R 3C8
Telephone: +1 514 335-9511
Fax: +1 514 335-7007

Board of Directors

LAURENT BEAUDOIN, C.C., FCA
Chairman of the Board and Chief Executive Officer
Bombardier Inc.

PIERRE BEAUDOIN
President and Chief Operating Officer
Bombardier Aerospace
Executive Vice President
Bombardier Inc.

ANDRÉ BÉRARD
Corporate Director

J.R. ANDRÉ BOMBARDIER
Vice Chairman of the Board
Bombardier Inc.

JANINE BOMBARDIER
President and Governor
J. Armand Bombardier Foundation

L. DENIS DESAUTELS
Corporate Director

MICHAEL J. DURHAM
Corporate Director

JEAN-LOUIS FONTAINE
Vice Chairman of the Board
Bombardier Inc.

DANIEL JOHNSON
Counsel
McCarthy Tétrault, LLP

JEAN C. MONTY
Corporate Director

ANDRÉ NAVARRI
President
Bombardier Transportation
Executive Vice President
Bombardier Inc.

JAMES E. PERRELLA
Retired Chairman and Chief Executive Officer
Ingersoll-Rand Company

CARLOS E. REPRESAS
Chairman of the Board
Nestlé México, S.A. de C.V.

FEDERICO SADA G.
President and Chief Executive Officer
Vitro, S.A. de C.V.

DR. HEINRICH WEISS
Chairman and Chief Executive Officer
SMS GmbH

Office of the President

LAURENT BEAUDOIN, C.C., FCA
Chairman of the Board and Chief Executive Officer

PIERRE BEAUDOIN
President and Chief Operating Officer
Bombardier Aerospace
Executive Vice President

ANDRÉ NAVARRI
President
Bombardier Transportation
Executive Vice President

Corporate Management

LAURENT BEAUDOIN, C.C., FCA
Chairman of the Board and Chief Executive Officer

PIERRE BEAUDOIN
President and Chief Operating Officer
Bombardier Aerospace
Executive Vice President

ANDRÉ NAVARRI
President
Bombardier Transportation
Executive Vice President

BRIAN PETERS
President and Chief Operating Officer
Bombardier Capital

J.R. ANDRÉ BOMBARDIER
Vice Chairman of the Board

JEAN-LOUIS FONTAINE
Vice Chairman of the Board

PIERRE ALARY
Senior Vice President and Chief Financial Officer

RICHARD C. BRADEEN
Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment

DANIEL DESJARDINS
Senior Vice President, General Counsel

FRANÇOIS LEMARCHAND
Senior Vice President and Treasurer

CARROLL L'ITALIEN
Senior Vice President

JOHN PAUL MACDONALD
Senior Vice President, Public Affairs

ROGER CARLE
Corporate Secretary

MARIE-CLAIRE SIMONEAU
Executive Assistant to the Chairman

Shareholder information

SHARE CAPITAL
AUTHORIZED AND ISSUED AS AT JANUARY 31, 2005

	Authorized	Issued
Class A shares	1,892,000,000	342,000,010
Class B shares	1,892,000,000	1,408,466,958
Preferred shares, Series 2	12,000,000	2,597,907
Preferred shares, Series 3	12,000,000	9,402,093
Preferred shares, Series 4	9,400,000	9,400,000

STOCK EXCHANGE LISTINGS

Class A and Class B shares	Toronto (Canada)
Preferred shares, Series 2, Series 3 and Series 4	Toronto (Canada)
Stock listing ticker	BBD (Toronto)

Shareholder and investor relations

Shareholders
To order additional copies of this report and other corporate or financial documents, please access www.bombardier.com, then Investor Relations, then Contacts.
BOMBARDIER INC.
PUBLIC AFFAIRS
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone: +1 514 861-9481, extension 3390
Fax: +1 514 861-2420

Investors
BOMBARDIER INC.
INVESTOR RELATIONS
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone: +1 514 861-9481, extension 3487
Fax: +1 514 861-7769
E-mail: investors@bombardier.com

Transfer agent and registrar
Shareholders with inquiries concerning their shares should contact:
COMPUTERSHARE TRUST COMPANY OF CANADA
100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1

1500 University Street, Suite 700
Montréal, Québec, Canada H3A 3S8

Telephone: +1 514 982-7555 or
+1 800 564-6253 (toll-free, North America only)
Fax: +1 416 263-9394 or
+1 888 453-0330 (toll-free, North America only)
E-mail: service@computershare.com

Media
For information on Bombardier, contact the Public Affairs Department at +1 514 861-9481, extension 3271.
Bombardier's press releases are available on the Internet at the following address: www.bombardier.com.

Incorporation
The Corporation was incorporated on June 19, 1902, by letters patent and prorogated June 23, 1978, under the Canadian Business Corporations Act.

Auditors
Ernst & Young LLP
1 Place Ville-Marie
Montréal, Québec, Canada H3B 3M9

Annual meeting
The annual meeting of shareholders will be held on Tuesday, June 7, 2005, at 10:00 a.m. at the following address:
Le Centre Sheraton Montréal
Salle de bal
1201 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 2L7

Duplication: Although Bombardier strives to ensure that registered shareholders receive only one copy of corporate documents, duplication is unavoidable if securities are registered under different names and addresses. If this is the case, please call one of the following numbers: +1 514 982-7555 or +1 800 564-6253 (toll-free, North America only) or send an e-mail to service@computershare.com.

Bombardier, Bombardier Global 5000, Challenger, Challenger 300, Challenger 604, Challenger 800, CITYFLO, CRJ, CRJ200, CRJ700, CRJ705, CRJ900, CSeries, Dash 8, EBI, Electrostar, FLEXITY, Flexjet, Global, Global Express, Global Express XRS, Learjet, Learjet 31A, Learjet 40, Learjet 40 XR, Learjet 45, Learjet 45 XR, Learjet XR, Learjet 60, MITRAC, MOVIA, Q200, Q300, Q400, Q-Series, Skyjet, Skyjet International, Smart Parts and *TRAXX* are trademarks of Bombardier Inc. or its subsidiaries.

Photos, pages 2 and 7: Monic Richard
Photos, pages 11 and 13: Bombardier Inc.
Photos, page 15: Étienne Magny

All amounts mentioned in this report are in U.S. dollars, unless otherwise stated.

Un exemplaire en français vous sera expédié sur demande adressée à Bombardier Inc., Affaires publiques
800, boul, René-Lévesque Ouest, Montréal (Québec) Canada H3B 1Y8
Ou consultez notre site Internet au www.bombardier.com.

Printed in Canada
2-921393-63-8 – Legal deposit, Bibliothèque nationale du Québec

DESIGN: WWW.NOLIN.CA

BOMBARDIER

- Notice of Annual Meeting of Shareholders

- Management Proxy Circular

2005

BOMBARDIER INC.

Notice of Annual Meeting of Shareholders 2005

Date: Tuesday, June 7, 2005

Time: 10:00 a.m. (Montréal time)

Place: Le Centre Sheraton Montréal (Salle de bal)
1201 René-Lévesque Blvd. West
Montréal (Québec)

The holders of Class A shares (multiple voting) and/or Class B shares (subordinate voting) of Bombardier Inc. whose names appear on the list of shareholders of Bombardier Inc. on Friday, April 15, 2005, at 5:00 p.m. (Montréal time) will be entitled to receive this notice of the meeting of shareholders and to vote at the meeting.

Business on the agenda of the meeting:

1. Receipt of the consolidated financial statements of Bombardier Inc. for the fiscal year ended January 31, 2005 and the auditors' report thereon;
2. Election of the directors of Bombardier Inc.;
3. Appointment of the auditors of Bombardier Inc. and authorizing the directors of Bombardier Inc. to fix their remuneration;
4. Consideration of the shareholder proposal set out in Schedule "B" to the Management Proxy Circular; and
5. Consideration of such other business as may properly come before the meeting.

By order of the Board of Directors,



Roger Carle
Corporate Secretary

Montréal, April 29, 2005

Shareholders are entitled to vote at the meeting either in person or by proxy. Any registered shareholder wishing to vote by proxy has to complete the accompanying form of proxy and return it either in the envelope provided for this purpose or by fax to the transfer agent for all the shares of Bombardier Inc., Computershare Trust Company of Canada, no later than 4:00 p.m. (Montréal time) on Monday, June 6, 2005. Registered shareholders may also submit a proxy by telephone or over the Internet, by following the instructions provided for in the Management Proxy Circular. **Non-registered shareholders should refer to pages 4 of the Management Proxy Circular for information on how to submit a proxy.**

This Management Proxy Circular is provided in connection with the solicitation by the management of Bombardier Inc. of proxies for use at the annual meeting of the holders of Class A shares (multiple voting), or the Class A shares, and/or Class B shares (subordinate voting), or the Class B subordinate shares, of the Corporation to be held on Tuesday, June 7, 2005, at 10:00 a.m. (Montréal time) at Le Centre Sheraton Montréal (Salle de bal) , 1201 René-Lévesque Blvd. West, Montréal, Québec, Canada, and at any and all adjournments thereof. ***As used in this Management Proxy Circular, all references to "Bombardier", the "Corporation", "we", "us", "our" or similar terms are to Bombardier Inc., and unless otherwise indicated, all dollar amounts are in Canadian currency.***

Section 1 : Voting Information

Who is soliciting my proxy?

The management of Bombardier is soliciting your proxy for use at our annual meeting of the holders of our Class A shares and/or Class B subordinate shares.

What will I be voting on?

Holders of our Class A shares and/or Class B subordinate shares will be voting on:

- the election of the directors of the Corporation (see pages 5 to 11);
- the appointment of Ernst & Young LLP, chartered accountants, as the auditors of the Corporation (see page 12); and
- the shareholder proposal set out in Schedule "B" attached to this Management Proxy Circular.

How will these matters be decided at the meeting?

A simple majority of the votes cast, by proxy or in person, will constitute approval of each of the matters specified in this Management Proxy Circular.

How many votes do I have?

Our Class B subordinate shares are restricted shares (within the meaning of the relevant Canadian regulations respecting securities) in that they do not carry equal voting rights. In the event of a ballot, each Class A share carries the right to ten votes and each Class B subordinate share carries the right to one vote. In the aggregate, all of the voting rights associated with the Class B subordinate shares represented, as at January 31, 2005, 29.17% of the voting rights attached to all of our issued and outstanding voting securities.

Each Class A share is convertible at any time, at the option of the holder, into one Class B subordinate share. Each Class B subordinate share will become convertible into one Class A share in the event that the majority shareholder, namely the Bombardier family, accepts a purchase offer for Class A shares or in the event the majority shareholder ceases to hold more than 50% of our issued and outstanding Class A shares.

The holders of Class A shares and the holders of Class B subordinate shares, whose names appear on the list of shareholders prepared as of the close of business at 5:00 p.m. (Montréal time) on the record date, being Friday, April 15, 2005, will be entitled to vote at the meeting and any adjournment thereof if present or represented by proxy.

How many shares are entitled to vote?

As at April 19, 2005, there were 319,470,212 of our Class A shares and 1,430,996,756 of our Class B subordinate shares issued and outstanding.

To the knowledge of our directors and officers, the only persons who, as at April 19, 2005, beneficially owned or exercised control or direction over shares carrying more than 10% of the voting rights attached to all of our issued and outstanding shares were Mrs. Janine Bombardier and Mr. J.R. André Bombardier, both directors of the Corporation, and Mrs. Claire Bombardier Beaudoin and Mrs. Huguette Bombardier Fontaine. The four persons mentioned above indirectly controlled through holding companies 249,199,909 Class A shares, representing in the aggregate 78% of our outstanding Class A shares and 53.87% of all the voting rights attached to all of our issued and outstanding shares.

As at April 19, 2005, our directors (with the exception of Mrs. Janine Bombardier and Mr. J.R. André Bombardier) and officers as a group, beneficially owned, directly or indirectly, 14,279,302 Class A shares and 4,959,942 Class B subordinate shares, representing 4.47% and 0.35%, respectively, of the outstanding shares of each such class.

How do I vote?

If you are eligible to vote and your shares are registered in your own name, you may exercise the voting rights attached to your shares in person at the meeting or by proxy, as explained below.

If your shares are held in the name of a nominee, please see the instructions below under the headings "How can a non-registered shareholder vote?" and "How can a non-registered shareholder vote in person at the meeting?" at page 4.

Voting by proxy

Whether or not you attend the meeting, you may appoint someone else to vote for you as your proxyholder. Your vote will thus be counted at the meeting. You may use the enclosed form of proxy, or any other proper form of proxy, in order to appoint your proxyholder.

The persons named in the enclosed form of proxy, namely Messrs. Laurent Beaudoin, J.R. André Bombardier and Jean-Louis Fontaine, are directors and officers of Bombardier. However, you may choose another person to act as your proxyholder, including someone who is not a holder of our shares, by deleting the names printed on the enclosed form of proxy and inserting another person's name in the blank space provided, or by completing another proper form of proxy.

How will my proxy vote?

On the form of proxy, you may indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you.

If you have specified on the form of proxy how you want your shares to be voted on a particular issue (by marking FOR, AGAINST or WITHHOLD), then your proxyholder must vote your shares accordingly.

If you have not specified on the form of proxy how you want your shares to be voted on a particular issue, then your proxyholder can vote your shares as he sees fit.

Unless contrary instructions are provided, the voting rights attached to Class A shares and/or Class B subordinate shares represented by proxies received by our management will be voted:

FOR the election of all the nominees proposed as directors by the management of the Corporation;

FOR the appointment of Ernst & Young LLP, chartered accountants, as auditors of the Corporation and FOR the fixing of their remuneration by the directors of the Corporation, as proposed by the management of the Corporation; and

AGAINST the shareholder proposal set out in Schedule "B".

Proxy Voting Options

Shareholders may wish to vote by proxy whether or not they are able to attend the meeting in person. Registered shareholders may vote by proxy as follows: by mail or fax, by telephone or over the Internet.

Submitting a proxy by mail or fax or over the Internet are the only methods by which a shareholder may appoint a person as proxy other than a director or officer of the Corporation named on the form of proxy.

Mail or Fax

Registered shareholders electing to submit a proxy by mail must complete, date and sign the form of proxy. It must then be returned to the transfer agent for our shares, Computershare Trust Company of Canada, or Computershare, either in the postage pre-paid return envelope provided or by fax at 1-866-249-7775 no later than 4:00 p.m. (Montréal time) on June 6, 2005.

Telephone

The option to submit a proxy by telephone is offered only in Canada and in the United States. Registered shareholders electing to submit a proxy by telephone must do so using a touchtone telephone. The telephone number to call is 1-866-732-VOTE (8683). Shareholders must follow the instructions, use the form of proxy received from us and provide the 5-digit Control Number, the 11-digit Holder Account Number and the 5-digit Proxy Access Number located on the form of proxy. Instructions are then conveyed by use of the touchtone selections over the telephone.

Internet

Registered shareholders electing to submit a proxy over the Internet must access the following website: www.computershare.com/ca/proxy.

Registered shareholders must then follow the instructions and refer to the form of proxy received from us which contains a 5 digit Control Number, an 11-digit Holder Account Number and a 5-digit Proxy Access Number located on the form of proxy. Voting instructions are then conveyed electronically by the shareholder over the Internet.

Non-registered shareholders, or persons whose shares are *held in "nominee" name, usually banks, trust companies,* securities dealers or brokers or other financial institutions, will be provided with voting instructions by the nominee. Please see further instructions below under the heading "How can a non-registered shareholder vote?" (page 4).

What if there are amendments or if other matters are brought before the meeting?

The enclosed form of proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the notice.

As of the date of this Management Proxy Circular, our management is not aware that any other matter is to be presented for action at the meeting. If, however, other matters properly come before the meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

What if I change my mind and want to revoke my proxy?

You may revoke your proxy at any time before it is acted upon. You may do this by stating clearly, in writing, that you wish to revoke your proxy and by delivering this written statement to our transfer agent, Computershare, no later than the last business day before the day of the meeting, or to the Chairman of the meeting on the day of the meeting or any adjournment thereof.

Who counts the votes?

Proxies are counted by Computershare, the transfer agent for all of our shares.

Is my vote confidential?

Our transfer agent, Computershare, preserves the confidentiality of individual shareholder votes, except (a) where the shareholder clearly intends to communicate his or her individual position to the management of Bombardier, and (b) as necessary in order to comply with legal requirements.

How are proxies solicited?

Management requests that you sign and return the form of proxy to ensure your votes are exercised at the meeting. The solicitation of proxies will be primarily by mail. However, our directors, officers and regular employees may also solicit proxies by telephone, over the Internet, in writing or in person.

How do the employees exercise the voting rights attached to the shares that they own under our "Employee Share Purchase Plan"?

If you are an employee and you own shares under Bombardier's "Employee Share Purchase Plan", or the ESPP, your shares are registered in the name of Computershare, the administrator of the ESPP, until such time as the shares are withdrawn from the ESPP pursuant to its terms and conditions.

Voting rights attached to the shares owned by our employees may be exercised through the use of a voting instruction form which will permit the voting of shares by mail or fax, telephone (this option is offered only in Canada and the United States; the number to dial is **1-866-732-VOTE (8683)**) or through the Internet at www.computershare.com/ca/proxy.

The shares will be voted in accordance with the instructions received from the employee who is the beneficial owner of the shares as indicated in the duly completed voting instruction form. **If you are an employee shareholder and you do not indicate how your shares should be voted, then your shares will be voted:**

FOR the election of the nominees as directors of the Corporation as proposed by the management of the Corporation;

FOR the appointment of Ernst & Young LLP, chartered accountants, as the auditors of the Corporation and FOR the fixing of their remuneration by the directors of the Corporation as proposed by the management of the Corporation; and

AGAINST the shareholder proposal set out in Schedule "B".

In order for an employee to exercise his or her voting rights under the ESPP, he or she must complete and return a voting instruction form or provide his or her instructions by phone or over the Internet.

How can a non-registered shareholder vote?

If your shares are not registered in your own name, they are held in the name of a "nominee", usually a bank, trust company, securities dealer or broker or other financial institution. Your nominee must seek your instructions as to how to vote your shares. Therefore, unless you have previously informed your nominee that you do not wish to receive material relating to shareholders' meetings, you will have received this Management Proxy Circular in a mailing from your nominee, together with a form of proxy or voting instruction form. Each nominee has its own signature and return instructions. It is important that you comply with these instructions if you want the voting rights attached to your shares to be exercised. If you are a non-registered shareholder who has submitted a proxy and you wish to change your voting instructions, you should contact your nominee to find out whether this is possible and what procedure to follow.

How can a non-registered shareholder vote in person at the meeting?

Since we and/or our transfer agent, Computershare, do not have a record of the names of our non-registered shareholders, if you are a non-registered shareholder and you attend the meeting, we will have no knowledge of your shareholdings or your entitlement to vote, unless your nominee has appointed you as proxyholder. Therefore, if you are a non-registered shareholder and wish to vote in person at the meeting, please insert your own name in the space provided on the form of proxy or voting instruction form sent to you by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your nominee. It is not necessary to otherwise complete the form as you will be voting at the meeting.

If I have to communicate with the transfer agent, how do I do it?

You can communicate with the transfer agent at the following address:

Computershare Trust Company of Canada
Proxy Solicitation Department
100 University Avenue
9th Floor
Toronto, Ontario M5J 2Y1

or by telephone: 1-800-564-6253.

Section 2 : Business of the Meeting

Election of Directors

Our articles of incorporation provide that our Board of Directors shall consist of not less than five and not more than 20 directors. Our directors are elected annually. It is proposed by our management that 15 directors be elected for the current year. The term of office of each director so elected expires upon the election of his or her successor unless he or she shall resign or his or her office shall become vacant by death, removal or other cause.

Except where authority to vote on the election of directors is withheld, the persons named in the accompanying form of proxy will vote FOR the election of the nominees whose names are hereinafter set forth, all of whom are currently directors of Bombardier.

The management of the Corporation does not contemplate that any of the nominees will be unable, or for any reason will become unwilling, to serve as a director but, if that should occur for any reason prior to the election, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion, unless the shareholder has specified in the form of proxy that his or her shares are to be withheld from voting on the election of directors.



LAURENT BEAUDOIN, C.C., FCA *(1)*

Chairman of the Board and
Chief Executive Officer
of Bombardier

Director since 1975

Not independent

Class A shares	Class B subordinate shares	Deferred Stock Units
9,626,951	4,238,493	0

Mr Laurent Beaudoin is a Chartered Accountant as well as a Fellow Chartered Accountant. He began his career in 1961 with Beaudoin, Morin, Dufresne & Associés, Chartered Accountants. In 1963, he joined Bombardier Limited as Comptroller. He was appointed General Manager in 1964 and, in 1966, became President. In 1979, he was appointed Chairman and Chief Executive Officer of Bombardier Inc. On February 1, 1999, he became Chairman of the Board and of the Executive Committee until June 10, 2003, when he was appointed Executive Chairman of the Board. Since December 13, 2004, he has assumed the responsibilities of Chairman of the Board and Chief Executive Officer of Bombardier and he has headed the Office of the President, whose members also include Mr. Pierre Beaudoin, President and Chief Operating Officer of Bombardier Aerospace and Executive Vice President of Bombardier and Mr. André Navarri, President of Bombardier Transportation and Executive Vice President of Bombardier. He holds honorary doctorates from various universities and has received many awards and honours as a business leader, including Canada's Outstanding CEO of the Year and Canada's International Executive of the Year. Since June 2000, he has been on the Advisory Board of Lazard Canada. Since 2002, he has been a member of the International Business Council of the World Economic Forum based in Geneva, Switzerland.



PIERRE BEAUDOIN

President and Chief Operating Officer
of Bombardier Aerospace
Executive Vice President of Bombardier

Director since 2004

Not independent

Class A shares	Class B subordinate shares	Deferred Stock Units
512,859	0	0

Mr. Pierre Beaudoin joined the Marine Products division of Bombardier in 1985. In October 1990, he was appointed Vice President, of Product Development of the Sea-Doo/Ski-Doo division. From June 1992 to January 1994, he was Executive Vice President of the Sea-Doo/ Ski-Doo division of Bombardier and he acted as its President from January 1994, to April 1996. From April 1996, to January 2001, he was President and Chief Operating Officer of Bombardier Recreational Products. In February 2001, he was appointed President of Bombardier Aerospace, Business Aircraft and he became President and Chief Operating Officer of Bombardier Aerospace in October 2001. On December 13, 2004, in addition to his duties as President and Chief Operating Officer of Bombardier Aerospace, he was appointed Executive Vice President of Bombardier joining Mr. Laurent Beaudoin, Chairman of the Board and Chief Executive Officer, and Mr. André Navarri, President of Bombardier Transportation, in the Office of the President and he also then became a member of the Board of Directors of Bombardier.



ANDRÉ BÉRARD

Corporate Director

Director since 2004
Member of the Audit Committee
and of the Human Resources and
Compensation Committee

Independent

Class A shares	Class B subordinate shares	Deferred Stock Units
0	5000	27,728

Mr. André Bérard was Chairman of the Board of National Bank of Canada from 2002 to 2004, after having assumed the duties of Chairman of the Board and Chief Executive Officer from 1990 to 2002, President and Chief Executive Officer in 1989 and President and Chief Operating Officer from 1986 to 1989. Between 1958 and 1986, he held various positions of increasing responsibilities at National Bank of Canada. He is a member of various Boards of Directors including, among others, BCE Inc., Noranda Inc., Saputo Inc. and Canam Group Inc.



J.R. ANDRÉ BOMBARDIER

Vice Chairman of Bombardier
Director since 1975
Not independent

Class A shares	Class B subordinate shares	Deferred Stock Units
(2)	265,774	0

Mr. J. R. André Bombardier joined Bombardier in 1969 as Vice President, Industrial Division. He successively held the positions of Vice President, Research and Development, Ski-Doo Division (1970), Assistant to the President and in charge of new products (1973), Vice President of Marketing, Marine Products Division (1975) and President of Roski Ltd., a subsidiary of Bombardier (1976). He became Vice Chairman in 1978. He is a Director of Junior Achievement of Québec.



JANINE BOMBARDIER

President and Governor,
J. Armand Bombardier Foundation, charitable organization
Director since 1984
Not independent

Class A shares	Class B subordinate shares	Deferred Stock Units
(3)	40,001	53,036

Mrs. Janine Bombardier has been a member of our Board of Directors since 1984. She has been a Governor of the J. Armand Bombardier Foundation since March 27, 1965, and its President since August 21, 1978.



L. DENIS DESAUTELS , OC, FCA

Corporate Director
Director since 2003
Chairman of the Audit Committee and of the Retirement Pension Oversight Committee
Independent

Class A shares	Class B subordinate shares	Deferred Stock Units
0	6,500	20,255

Mr. L. Denis Desautels was Auditor General of Canada from April 1, 1991 until March 31, 2001. As Auditor General of Canada, he was responsible for conducting examinations of the operations of the Government of Canada and of its numerous Crown corporations and agencies, as well as those of Canada's three territorial governments. At the time of his appointment, he was a senior partner in the Montreal Office of Ernst & Young. In his 27 years with Ernst & Young, he served the firm in various capacities and in a number of offices, namely Montréal, Ottawa and Québec. He is currently a member of the accounting standards oversight council of the Canadian Institute of Chartered Accountants, and of the National Awards in Governance Advisory Committee of the Conference Board of Canada He is also Chair of the Capital Health Alliance. He is a member of the Board of Directors of CARE Canada, Laurentian Bank of Canada, Groupe Jean Coutu (PJC) Inc. and Alcan Inc. He is presently an Executive-in-residence at the School of Management of the University of Ottawa.



MICHAEL J. DURHAM

Corporate Director
Director since 2005
Member of the Audit Committee and of the Retirement Pension Oversight Committee
Independent

Class A shares	Class B subordinate shares	Deferred Stock Units
0	0	0

Mr. Michael J. Durham was with AMR Corporation for 20 years. He worked at American Airlines, Inc. for the first 17 years, notably as Senior Vice President, Finance and Chief Financial Officer, then for three years as President and Chief Executive Officer of Sabre, Inc., a NYSE-listed company providing information technology services to the travel industry. Mr. Durham currently serves as non-executive Chairman of the Board of Asbury Automotive Group Inc., and as Audit Committee Chairman and Board member of AGL Resources, Inc.



JEAN-LOUIS FONTAINE *(4)*

Class A shares	Class B subordinate shares	Deferred Stock Units
4,097,472	5,105	0

Vice Chairman of Bombardier
Director since 1975
Not independent

Mr. Jean-Louis Fontaine began his career with Bombardier in 1964 as Vice President, Production, of its Ski-Doo division and rose through the ranks to become Vice President, Transportation Products in 1974. He was then named Vice President, Corporate Planning in 1977, a position he held until he became Vice Chairman in 1988. He currently serves on the Boards of Directors of AXA Assurances Inc. and Héroux-Devtek Inc. President of La Fondation de l'Université de Sherbrooke from 1992 to 1997, he was Chairman of the Board of Université de Sherbrooke from May 1997 to May 2000. In 2000, he served as a director of the Canadian Chamber of Commerce.



DANIEL JOHNSON

Class A shares	Class B subordinate shares	Deferred Stock Units
0	1,200	50,815

Counsel,
McCarthy Tétrault LLP,
barristers and solicitors
Director since 1999
Member of the Audit Committee, of the Retirement Pension Oversight Committee and of the Corporate Governance and Nominating Committee
Independent

A former Prime Minister of the Province of Québec, Mr. Daniel Johnson was a member of the National Assembly of Québec for more than 17 years and held numerous offices in the Government of Québec from 1985 to 1994. He is a director of The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company, IGM Financial Inc., Ecopia BioSciences Inc. and Victhom Human Bionics Inc. He is also Honorary Consul of the Kingdom of Sweden in Montréal.



JEAN C. MONTY

Class A shares	Class B subordinate shares	Deferred Stock Units
25,000	175,000	69,791

Corporate Director
Director since 1998
Chairman of the Human Resources and Compensation Committee and member of the Corporate Governance and Nominating Committee
Independent

On April 24, 2002, Mr. Jean C. Monty retired as Chairman of the Board and Chief Executive Officer of Bell Canada Enterprises (BCE Inc.), following a 28-year career. Prior to joining BCE Inc., he was Vice Chairman and Chief Executive Officer of Nortel Networks Corporation. He joined Nortel in October 1992 as President and Chief Operating Officer, becoming President and Chief Executive Officer in March 1993. He began his career at Bell Canada in 1974 and held numerous positions in the BCE group. He is a director of Centria Inc., Fiera Capital Inc. and Contramax Capital Inc. and Chairman of Emergis Inc. In recognition of his achievements, he was named Canada's Outstanding CEO of the Year for 1997.

ANDRÉ NAVARRI



President of Bombardier Transportation
Executive Vice President of Bombardier
Director since 2004
Not independent

Class A shares	Class B subordinate shares	Deferred Stock Units
0	0	0

Mr. André Navarri has been President of Bombardier Transportation since February 22, 2004 and since December 13, 2004, Executive Vice President of Bombardier joining Mr. Laurent Beaudoin, Chairman of the Board and Chief Executive Officer, and Mr. Pierre Beaudoin, President and Chief Operating Officer of Bombardier Aerospace, in the office of the President. On that same date, he also became a member of the Board of Directors of Bombardier. Prior to February 22, 2004, he was President-Operations of Alcatel, a worldwide supplier of telecom equipment from September 2001 to December 2002. From May 1999 to May 2000, he served as Chief Operating Officer, then from May 2000 to March 2001 as Chairman and Chief Executive Officer of Valeo, a worldwide automotive component maker. From April 1996 to April 1999, he was President of the Transport Sector of Alstom, a worldwide specialist in power, marine and transportation equipment.

JAMES E. PERRELLA



Retired Chairman and Chief Executive Officer,
Ingersoll-Rand Company, a diversified industrial company and component manufacturer
Director since 1999
Chairman of the Corporate Governance and Nominating Committee and member of the Human Resources and Compensation Committee
Independent

Class A shares	Class B subordinate shares	Deferred Stock Units
0	10,000	103,175

Mr. James E. Perrella started his career at Ingersoll-Rand Company in 1962 as a Production Planner. He held progressive positions as Sales Engineer, General and Operations Manager, Vice President, Executive Vice President, President and Chairman of the Board of Directors and Chief Executive Officer of Ingersoll-Rand Company. In 2000, he retired as Chairman of the Board. He is member of the Boards of Directors of ArvinMeritor, Inc. and Becton Dickinson and Company.

CARLOS E. REPRESAS



Chairman of the Board, Nestlé Mexico, S.A. de C.V., a food and beverage company
Director since 2004
Member of the Human Resources and Compensation Committee and of the Retirement Pension Overight Committee
Independent

Class A shares	Class B subordinate shares	Deferred Stock Units
0	0	17,027

Mr. Carlos E. Represas has been Chairman of Nestlé Mexico S. A. de C.V. since 1983. He has been a member of the Board of Directors of Vitro, S.A. de C.V. since 1988 and of the Board of Directors of Dreyer's Grand Ice Cream Holdings, Inc. since 2003. He is Global Councillor of the Conference Board of New York, and a member of the Advisory Board of the Global Business Policy Council based in Washington, D.C. He is Chairman of the Board of Trustees of the National Institute of Genomic Medicine of Mexico and President of the Mexico Chapter of the Latinamerican Chamber of Commerce in Zurich, Switzerland. From 1994 to 2004, he was Executive Vice President and also President of the Americas of Nestlé, S.A. In July 2004, he retired from his executive responsibilities at Nestlé where he worked during 36 years (1968-2004) in 7 different countries. Previously, he had worked in the Mexican Treasury (1964-1967).



FEDERICO SADA G.	Class A shares	Class B subordinate shares	Deferred Stock Units
President and Chief Executive Officer, Vitro, S.A. de C.V., a glass producing company Director since 2003 Member of the Corporate Governance and Nominating Committee Independent	0	0	34,743

Mr. Federico Sada joined Vitro, S.A. de C.V. in 1974, and on January 1, 1994, he was appointed as its President and Chief Executive Officer. He is a member of the Boards of Directors of Vitro, S.A. de C.V., Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM), Regio Empresas, and University of Texas MD Anderson Cancer Center. He is a former Chairman of the Mexican Council for Foreign Trade (COMCE), President of the Mexico-France Bilateral Committee of the Mexican Council for Foreign Trade (COMCE), Chairman of the Fundación Pro Museo Nacional de Historia (Castillo de Chapultepec), A.C., and Chairman of Trustees of Parque Ecológico Chipinque. He is also a member of the International Business Council of the World Economic Forum, and the World Business Council for Sustainable Development based in Geneva, Switzerland.



HEINRICH WEISS	Class A shares	Class B subordinate shares	Deferred Stock Units
Chairman and Chief Executive Officer SMS GmbH, an international group active in plant construction and mechanical engineering related to the processing of steel, non-ferrous metals and plastics Director since 2005 Member of the Audit Committee Independent	0	0	0

Dr. Heinrich Weiss is also a member of the Supervisory Boards of Commerzbank AG, Deutsche Bahn AG, HOCHTIEF AG, Thyssen-Bornemisza Group and Voith AG. He is Chairman of the Foreign Trade Advisory Council to the German Secretary of Economics and Labour, a member of the Board of the Asia Pacific Committee of German Business as well as a member of the Board of the East-West Trade Committee.

NOTES

(1) Mrs. Claire Bombardier Beaudoin, wife of Mr. Laurent Beaudoin, exercises, through holding corporations which she controls (either directly or in concert with Mr. J.R. André Bombardier, Mrs. Janine Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 61,123,490 Class A shares of the Corporation.

(2) Mr. J.R. André Bombardier exercises, through holding corporations which he controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mrs. Janine Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 65,401,042 Class A shares of the Corporation.

(3) Mrs. Janine Bombardier exercises, through holding corporations which she controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mr. J.R. André Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 61,973,490 Class A shares of the Corporation.

(4) Mrs. Huguette Bombardier Fontaine, wife of Mr. Jean-Louis Fontaine, exercises, through holding corporations which she controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mr. J.R. André Bombardier and Mrs. Janine Bombardier), control or direction over 60,701,887 Class A shares of the Corporation.

(A) No Series 2, Series 3 or Series 4 Preferred Shares are beneficially owned by a nominee or are subject to his or her control or direction.

(B) The Deferred Stock Unit Plan is described on page 13.

(C) The number of Deferred Stock Units for each director was calculated as at January 31, 2005.

To Bombardier's knowledge and based upon information provided by the nominees for election to the Board of Directors, no such nominee:

(a) is, as at the date of this Management Proxy Circular, or has been, within 10 years before the date of this Management Proxy Circular, a director or executive officer of any company (including Bombardier) that, while such person was acting in that capacity:

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this Management Proxy Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

except for the following:

Michael J. Durham – Mr. Durham was a member of the Board of Fairchild Dornier GmbH until April 2002, approximately two months prior to the date on which the insolvency procedures over the estate of Fairchild Dornier GmbH were opened in Germany.

Daniel Johnson – Mr. Johnson was a director and Chairman of the Board of Geneka Biotechnologie Inc. until March 7, 2003, approximately two months prior to the date on which this corporation was deemed to have made an assignment in bankruptcy.

Jean C. Monty – Mr. Monty was a director or executive officer of Teleglobe Inc. and certain of its affiliates during the year preceding May 15, 2002, the date when Teleglobe Inc. and certain of its affiliates filed for court protection under insolvency statutes in various countries, including Canada and the United States.

Federico Sada G. – Mr. Sada was the non-executive Chairman and a director of Anchor Glass Container Corporation in the United States when it filed for protection under Chapter 11 of the U.S. Bankruptcy Code on September 13, 1996.

The following table sets forth the number of meetings of our Board of Directors and its Committees held between June 1, 2004, the date of our last annual meeting of shareholders, and March 31, 2005 and the record of attendance of the nominees at meetings of our Board of Directors and its Committees.

Number of meetings attended/ Number of meetings held

Nominees	Board	Audit Committee	Corporate Governance and Nominating Committee	Human Resources and Compensation Committee	Retirement Pension Oversight Committee
Laurent Beaudoin	10/10	—	—	—	—
Pierre Beaudoin	4/4	—	—	—	—
André Bérard	9/10	5/5	—	8/8	—
J.R André Bombardier	10/10	—	—	—	—
Janine Bombardier	9/10	—	—	—	—
L. Denis Desautels	9/10	5/5	—	—	3/3
Michael J. Durham	3/3	1/1	—	—	1/1
Jean-Louis Fontaine	10/10	—	—	—	—
Daniel Johnson	9/10	5/5	5/5	—	3/3
Jean C. Monty	10/10	—	5/5	8/8	—
André Navarri	4/4	—	—	—	—
James E. Perrella	7/10	—	4/5	7/8	—
Carlos E. Represas	8/10	—	—	7/8	1/1
Federico Sada G.	6/10	—	1/5	—	—
Heinrich Weiss	2/3	1/1	—	—	—
Overall attendance rate:	**89%**	**100%**	**75%**	**94%**	**100%**

Appointment of Auditors

Our management proposes that Ernst & Young LLP, chartered accountants, be appointed as Bombardier's external auditors and that the directors be authorized to fix their remuneration.

For each of the financial years ended January 31, 2005 and 2004, Ernst & Young LLP billed us fees for services provided as summarized in the table below:

Fees	Financial Year Ended January 31, 2005	Financial Year Ended January 31, 2004
Audit fees	$17,069,000	$21,268,000
Audit-related fees	$1,552,000	$10,293,000
Tax fees	$6,075,000	$10,690,000
All other fees	$146,000	$4,465,000
Total Fees:	**$24,842,000**	**$46,716,000**

In the table above, the terms in the column "Fees" have the following meanings: "Audit fees" refers to all fees incurred in respect of audit services, being the professional services rendered by our auditors for the audit of the annual financial statements of Bombardier and its subsidiaries and the review of Bombardier's quarterly financial statements as well as services normally provided by the external auditors in connection with statutory and regulatory filings and engagements; "Audit-related fees" refers to the aggregate fees billed for assurance and related services by Bombardier's external auditor that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit fees"; "Tax fees" refers to the aggregate fees billed for professional services rendered by Bombardier's external auditor for tax compliance, tax advice, and tax planning; and "All other fees" refers to the aggregate fees billed for products and services provided by the Corporation's external auditor, other than "Audit fees", "Audit-related fees" and "Tax fees".

Our Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the independence of our auditors. The Audit Committee has adopted a policy that prohibits us from engaging the auditors for "prohibited" categories of non-audit services and requires pre-approval by such Committee of audit services and other services within certain permissible categories of non-audit services.

Except where authority to vote on the appointment of the auditors of the Corporation is withheld, the persons named in the accompanying form of proxy will vote FOR the appointment of Ernst & Young LLP, chartered accountants, and FOR their remuneration to be fixed by the directors of the Corporation.

Audit Committee Information

Mr. L. Denis Desautels acts as Chairman of the Audit Committee and Messrs. André Bérard, Michael J. Durham, Daniel Johnson and Dr. Heinrich Weiss are its other members. Each of them is independent and financially literate within the meaning of Multilateral Instrument 52-110 – Audit Committees.

The education and related experience of each of the members of the Audit Committee is described below.

L. Denis Desautels (Chair) – Mr. Desautels, FCA, has a Bachelor of Commerce degree from McGill University. He served as Auditor General of Canada from April 1, 1991 until March 31, 2001. As Auditor General of Canada, he was responsible for conducting examinations of the operations of the Government of Canada and of its numerous Crown corporations and agencies, as well as those of Canada's three territorial governments. At the time of his appointment, he was a senior partner in the Montréal Office of Ernst & Young. In his 27 years with Ernst & Young, he served the firm in various capacities and in a number of offices, namely Montréal, Ottawa and Québec. He is currently a member of the accounting standards oversight council of the Canadian Institute of Chartered Accountants and of the National Awards in Governance Advisory Committee of the Conference Board of Canada. He is presently an Executive-in-residence at the School of Management of the University of Ottawa.

André Bérard – Mr. Bérard has a Fellow's Diploma of the Institute of Canadian Bankers. He attended the Special Management Program at Harvard University. He served as Chairman of the Board of National Bank of Canada from 2002 to 2004, after having assumed the duties of Chairman of the Board and Chief Executive Officer from 1990 to 2002, President and Chief Executive Officer in 1989 and President and Chief Operating Officer from 1986 to 1989. Between 1958 and 1986, he held various positions of increasing responsibilities at National Bank of Canada. He has been a member of the Audit Committee of Bombardier since 2004 as well as the audit committees of BCE Inc., Canam Group Inc. and Noranda Inc. among others.

Michael J. Durham – Mr. Durham has a B.A., Economics, from the University of Rochester and a MBA, Finance and Accounting, from Cornell University. Over 20 years, he held various positions of increasing responsibilities with AMR Corporation in the finance area. Among others, he was Treasurer of AMR Corporation in 1989 and Senior Vice President, Finance and Chief Financial Officer of American Airlines, Inc. from 1989 to 1995. After having been President of Sabre Technology Group, he acted as President and Chief Executive Officer of Sabre, Inc., a New York Stock Exchange listed company, from 1995 to 1999.

Daniel Johnson – A law graduate of Université de Montréal and a member of the Québec bar since 1967, Mr. Johnson also holds LL.M. and Ph.D. degrees from the University of London (UK), as well as an MBA from Harvard University. He was Secretary and Vice President of Power Corporation until 1981. As a member of the Québec Government from 1985 to 1994, he was Minister of Industry and Commerce, then Chairman of the Treasury Board and Minister responsible for Administration and the Public Service. He was also Minister responsible for the Montréal region, and a member of the Standing Cabinet Committee on Planning, Regional Development and the Environment and of the Legislation Committee. He became

Leader of the Québec Liberal Party in December 1993, was Prime Minister of the Province of Québec to September 1994, and Leader of the Official Opposition until May 1998.

Heinrich Weiss – Dr. Weiss has a degree in electrical engineering (Dipl.-Ing.) from the Technical University of Munich, Germany and an honorary doctorate degree (Dr.-Ing.E.h.) from the Aachen University of Technology (RWTH). He has also attended various seminars and courses in business administration and economics. He became Chairman, Chief Executive Officer and major shareholder of SMS GmbH in July 1974. He is a member of the Supervisory Boards of Commerzbank AG, Hochtief AG, Deutsche Bahn AG, Thyssen-Bornemisza Group and Voith AG. He also acts as the Chairman of the Audit Committee of Deutsche Bahn AG. He is Chairman of the Foreign Trade Advisory Council to the Secretary of Economics and Labour of Germany.

Section 3: Remuneration of Directors and Executive Officers

Remuneration of Directors

Since October 1, 2003, our non-executive directors receive retainer fees of $4,500 per month. They also earn attendance fees of $2,000 for each Board or Committee meeting attended. In addition, a non-executive director receives an additional annual fee of $10,000 for presiding over a Committee of the Board of Directors (other than the Audit Committee). For his part, the Chairman of the Audit Committee receives an additional annual fee of $20,000. Committee members receive additional annual fees of $5,000. All of the dollar amounts mentioned above in relation to our directors' remuneration are in Canadian dollars when such remuneration is paid to a director who is a resident of Canada and in US dollars when such remuneration is paid to a director who is not a resident of Canada.

Deferred Stock Unit Plan

To encourage our non-executive directors to better align their interests with those of our shareholders by having an investment in the Corporation, we have offered them since April 1, 2000, a Deferred Stock Unit Plan, or the DSU Plan, which was amended as of October 1, 2003. Our DSU Plan, as amended, stipulates that our non-executive directors are required to receive the entirety of their monthly retainer fees (i.e. $4,500) in the form of Directors' Deferred Stock Units, or DDSUs. In addition, our non-executive directors may elect to receive 50% or more of any other remuneration (i.e. attendance fees and fees received by committee chairs and members) in the form of DDSUs. Each DDSU has a value equal to the market value of one Class B subordinate share at the time DDSUs are credited to the non-executive director. DDSUs take the form of a bookkeeping entry credited to the account of the non-executive director which cannot be converted to cash for as long as the non-executive director remains a member of the Board of Directors. All of a non-executive director's units will, upon request by such non-executive director, be redeemed for cash by us after he or she ceases to be a member of our Board of Directors; however, failing such request, the redemption of such units for cash will occur automatically upon the expiry of a period as determined under the DSU Plan. The value of a DDSU, when converted to cash, will be equivalent to the market value of a Class B subordinate share at the time the conversion will take place. DDSUs confer the right to receive dividends paid in the form of additional DDSUs at the same rate as the dividend paid on the Class B subordinate shares.

Stock Option Plan for the Benefit of Non-Executive Directors

Effective October 1, 2003, we abolished our stock option plan for the benefit of our non-executive directors, or the Directors' Plan, which had provided for the granting of non-transferable and non-assignable options to purchase a maximum of 2,000,000 of our Class B subordinate shares. Despite the fact that we abolished the Directors' Plan , it remains in force for the purpose of outstanding, unexercised options. As at January 31, 2005, options for a total of 140,000 Class B subordinate shares had been granted and were outstanding.

The purchase price for the Class B subordinate shares, in respect of any outstanding option granted under the Directors' Plan, is the weighted average trading price of the Class B subordinate shares traded on the Toronto Stock Exchange on the five trading days immediately preceding the date on which such option was granted. The purchase price is payable in full at the time the option is exercised.

Each option is first exercisable at any time following the date of granting of such option until the expiration of the tenth year following the date of granting of such option, unless the Human Resources and Compensation Committee decides otherwise, provided, however, that an optionee shall not have purchased more than 20% of the aggregate number of shares covered by his or her option at the expiration of the first year following the date of granting of such option, more than 40% of the aggregate number of shares covered by his or her option at the expiration of the second year following the date of granting of such option, more than 60% of the aggregate number of shares covered by his or her option at the expiration of the third year following the date of granting of such option and more than 80% of the aggregate number of shares covered by his or her option at the expiration of the fourth year following the date of granting of such option. However, a director who, upon the date of his or her mandatory retirement, will have been a director of Bombardier for at least five years, will then be entitled, during the period of twelve months following such retirement, to exercise his or her option with respect to all the shares for which such option will not then have been exercised.

Options Exercised in the Last Completed Financial Year

During the financial year ended January 31, 2005, 80,000 Class B subordinate shares were purchased under the Directors' Plan by two of our non-executive directors and options for a total of 25,000 Class B subordinate shares were also cancelled.

Remuneration of Named Executive Officers
Summary Compensation Table

The Summary Compensation Table shows certain compensation information for (i) our Chairman of the Board and Chief Executive Officer, our former President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer, and (ii) our three most highly compensated corporate management executive officers, (all of whom are collectively referred to as our Named Executive Officers in this Management Proxy Circular) for services rendered in all capacities during the financial years ended January 31, 2005, 2004 and 2003. This information includes base salaries, bonus awards, the number of stock options granted and certain other forms of compensation, whether actually paid or deferred.

		Annual Compensation			Long-Term Compensation			
					Awards			
Name and Principal Position	**Year Ended January 31**	**Salary ($)**	**Bonuses ($)[1]**	***Other Annual* Compensation ($)[2]**	**Securities Under *Options* Granted (#)**	**Restricted Shares or Restricted Share Units ($)[1]**	***LTIP* Payouts ($)**	**All Other *Compen-sation* ($)**
Laurent Beaudoin *Chairman and Chief Executive Officer*	2005	—	—	1,415,703[3]	—	—	—	—
	2004	666,667[4]	—	471,901[5]	—	—	—	—
	2003	1,000,000	—	135,838	—	—	—	—
Paul M. Tellier *Former President and Chief Executive Officer*	2005	1,760,000[6]	—	30,000[7]	—	—	—	—
	2004	1,920,000	—	—	1,000,000[8]	—	—	—
	2003	160,000[9]	—		—	—	—	—
Pierre Beaudoin President and Chief Operating Officer of Bombardier Aerospace and Executive Vice President	2005	1,000,000	330,000	—	400,000	—	—	—
	2004	850,000	1,091,400	—	250,000	—	—	—
	2003	850,000	—	—	500,000	—	—	—
André Navarri President of Bombardier Transportation and Executive Vice President	2005	1,198,102[10]	503,302[10]	—	388,000	—	—	—
	2004	—	—	—	—	—	—	—
	2003	—	—	—	—	—	—	—
Pierre Alary Senior Vice President and Chief Financial Officer	2005	540,000	274,104[1]	—	250,000	274,104[1]	—	—
	2004	400,562	100,000[11]	—	100,000	—	—	—
	2003	300,000	—	—	—	—	—	—
Carroll L'Italien Senior Vice President	2005	525,000	266,490[1]	—	100,000	266,490[1]	—	—
	2004	510,000	175,000[12]	—	120,000	—	—	—
	2003	485,000	—	—	180,000	—	—	—

(1) Bonus amounts are paid in the year following the financial year in respect of which they are earned. For the year ended January 31, 2005, the bonus payable to certain senior corporate officers will be paid, on April 29, 2005, 50% in cash and 50% in the form of restricted share units or RSU's. The number of RSU's to be granted on that date will be based on the dollar amount of the portion of the bonus payable in RSU's divided by the closing price of the Class B subordinate shares on the date of grant. The RSU's will vest on the third anniversary of the date of grant and upon vesting will be converted into freely-tradable Class B subordinate shares.

(2) The value of benefits not exceeding the lesser of $50,000 or 10% of the sum of salary and bonuses has been omitted.

(3) This sum includes $1,115,703 paid to Mr. Beaudoin as pension benefits (please refer to page 18 of this Management Proxy Circular) and $300,000 paid to Mr. Beaudoin for his services as Chairman of the Board during the financial year ended January 31, 2005.

(4) This sum represents the salary earned by Mr. Beaudoin in his capacity as Executive Chairman of the Board of Directors from February 1, 2003 until September 30, 2003.

(5) This sum includes $371,901 paid to Mr. Beaudoin as pension benefits between October 1, 2003 and January 31, 2004 and $100,000 paid to Mr. Beaudoin as fees for acting as Executive Chairman of our Board of Directors during the same period.

(6) This sum represents the salary earned by Mr. Tellier until December 31, 2004. Mr. Tellier resigned as President and Chief Executive Officer on December 13, 2004.

(7) This sum represents the pension benefits to which Mr. Tellier is entitled for the month of January 2005. Please refer to page 18 of this Management Proxy Circular.

(8) Mr. Tellier, as a non-executive director, had also received, over time, various stock options grants for a total of 25,000 Class B subordinate shares.

(9) Mr. Tellier took office on January 1, 2003 and this sum represents the salary earned by him for the month of January 2003.

(10) Mr. Navarri was appointed President of Bombardier Transportation on February 22, 2004. His salary and bonus are in euros and an exchange rate of CAN $1.649 was used to convert his salary and bonus into Canadian dollars.

(11) During the second quarter, a discretionary bonus was paid to Mr. Alary in recognition of his contribution under special circumstances.

(12) During the second quarter, a discretionary bonus was paid to Mr. L'Italien in recognition of his contribution under special circumstances.

Stock Option Plan Information

Our Stock Option Plan, or the Plan, provides for the granting to our key employees and those of our subsidiaries of non-assignable options to purchase an aggregate number of Class B subordinate shares which may not exceed 133,782,688 outstanding Class B subordinate shares. The Plan provides that no single person may hold options to acquire shares representing more than 5% of the issued and outstanding Class A shares and Class B subordinate shares combined. In addition, in any given one-year period, insiders and their associates may not be issued under the Plan a number of shares exceeding 5% of all issued and outstanding Class A shares and Class B subordinate shares combined. Furthermore, as of April 30, 2003, no more than 26,910,324 Class B subordinate shares may be reserved for issuance to insiders under the Plan.

As at January 31, 2005, 30,260,092 Class B subordinate shares had been issued and 50,200,056 Class B subordinate shares remained issuable under future option grants pursuant to the Plan representing, respectively, 1.73% and 2.87% of all issued and outstanding Class A shares and Class B subordinate shares combined. In addition, 53,322,540 Class B subordinate shares are issuable under actual option grants (i.e. unexercised options that have neither expired nor been cancelled), representing 3.05% of all issued and outstanding Class A shares and Class B subordinate shares combined.

The option price is the weighted average trading price of the Class B subordinate shares traded on the Toronto Stock Exchange, or the TSX, on the five trading days immediately preceding the day on which an option is granted. The option price is payable in full at the time the option is exercised. Unless otherwise determined by the Board of Directors, options granted prior to May 27, 2003, are exercisable during periods commencing not earlier than two years following the date of granting and terminating not later than ten years after such date of granting.

Furthermore, in respect of options granted prior to May 27, 2003, an optionee shall not have purchased more than 25% of the aggregate number of shares covered by his or her option at the expiration of the third year following the date of granting of such option, more than 50% of the aggregate number of shares covered by his or her option at the expiration of the fourth year following the date of granting of such option and more than 75% of the aggregate number of shares covered by his or her option at the expiration of the fifth year following the date of granting of such option. As a general rule, the number of Class B subordinate shares granted to each key employee is based on a multiple that is directly related to the key employee's management level in Bombardier or one of our subsidiaries.

On May 27, 2003, our Board of Directors approved certain amendments to the Plan, including modifications to the applicable vesting periods. Options granted after May 27, 2003, are exercisable during periods commencing not earlier than the first anniversary of the date of granting and terminating no later than seven years after such date of granting. Furthermore, an optionee shall not have purchased more than 25% of the aggregate number of shares covered by his or her option at the expiration of the second year following the date of granting of such option, more than 50% of the aggregate number of shares covered by his or her option at the expiration of the third year following the date of granting of such option and more than 75% of the aggregate number of shares covered by his or her option at the expiration of the fourth year following the date of granting of such option. In addition, the optionee shall, following the purchase of such shares, remain the direct owner of at least 25% of the number of shares purchased for a period of at least one year following the date of purchase.

On March 30, 2004, our Board of Directors approved additional amendments to the Plan to the effect that an optionee shall only be entitled to purchase shares covered by his or her option if, within the twelve (12) month period preceding the date on which the optionee has the right to purchase shares in accordance with the Plan, the weighted average trading price of such shares, during a period of twenty-one (21) consecutive trading days, is greater than or equal to a target price threshold established at the time the option had been granted to the optionee. If, within such twelve (12) month period, the weighted average trading price of the shares has not reached the set target price threshold, then the optionee shall be entitled to purchase such shares only upon the same terms, conditions and with the target price threshold applicable to the next tranche (i.e. 25%) of the aggregate number of shares covered by his or her options as determined under the Plan. If the target price threshold that has not been reached within such twelve (12) month period is the final target price threshold established with respect to a particular option grant, then the right of the optionee to purchase such shares can be exercised if, at any time after that twelve (12) month period, the weighted average trading price for such shares, during a period of twenty-one (21) consecutive trading days, is greater than or equal to such final target price threshold as established for the remaining term of the option. Furthermore, once the target price threshold for any particular tranche of shares underlying an option has been reached in accordance with the above, the right of the optionee to purchase shares may thereafter be exercised notwithstanding any further variation in the weighted average trading price of such shares. Shareholder approval of the above amendments was not required by the TSX. These amendments apply to all options granted after May 27, 2003.

In certain circumstances detailed below, except as may otherwise be determined by the Human Resources and Compensation Committee, optionees are required to exercise their options prior to the normally applicable expiration date of seven years from the date of granting:

- in the case of "normal" retirement, options must be exercised during the three years following the date on which retirement commenced;
- in the cases of early retirement authorized under an approved retirement plan and authorized leave of absence (including for sickness), options must be exercised within one year following the date on which the early retirement or authorized leave of absence commenced; and

- in the case of death, the legal representatives of the deceased optionee must exercise all options within 60 days commencing on the later of the date of death and the date of receipt of all required succession duty releases (if applicable);

failing which the relevant options shall be deemed to have lapsed. In addition, in the event of termination of employment or resignation by an optionee, such person's options shall end as of and from the date of termination or resignation, as the case may be.

No option granted under the Plan or any right in respect thereof may be transferred or assigned other than by will or in accordance with the laws of succession, and no option may be exercised by anyone other than the optionee during his or her life. The Board of Directors may, subject to having received the required regulatory approvals, amend or terminate the Plan, however, no such amendment or termination shall affect the terms and conditions applicable to unexercised options previously granted without the consent of the relevant optionees, unless the rights of such optionees shall have been terminated or exercised at the time of the amendment or termination.

The following table sets forth, as at January 31, 2005, the information with respect to all of the Corporation's compensation plans pursuant to which equity securities of the Corporation are authorized for issuance.

Plan Category	**(a)** ***Number of securities to be issued*** **upon exercise of outstanding options, warrants and rights**	**(b)** ***Weighted-average exercise price*** **of outstanding options, warrants and rights**	**(c)** **Number of securities remaining available for further issuance** ***under equity compensation plans*** **(excluding securities reflected in column (a))**
Equity compensation plans approved by securityholders	53,322,540	$8.80	50,200,056
Equity compensation plans not approved by securityholders	—	—	—
Total:	53,322,540	$8.80	50,200,056

Granting of Stock Options to our Named Executive Officers for the Financial Year Ended January 31, 2005

The following table sets forth various information with respect to stock options granted to our Named Executive Officers during the financial year ended January 31, 2005:

Name	**Securities under Options Granted (#)**	**% of Total Options Granted to Employees in the Financial Year**	**Exercise or Base Price ($/Security)**	**Market Value of Securities Underlying Options on the Date of Grant ($/ Security)**	**Expiration Date**
Laurent Beaudoin	—	—	—	—	—
Paul M. Tellier	—	—	—	—	—
Pierre Beaudoin	400,000	2.60 %	$4.32	$4.13	June 10, 2011
André Navarri	238,000 150,000	2.52 %	$6.85 $4.32	$6.54 $4.13	February 25, 2011 June 10, 2011
Pierre Alary	250,000	1.62 %	$4.32	$4.13	June 10, 2011
Carroll L'Italien	100,000	0.65 %	$4.32	$4.13	June 10, 2011

Options Exercised in Last Completed Financial Year ended January 31, 2005 and Year-End Options Values

The following table summarizes for each of our Named Executive Officers the number of stock options exercised during the financial year ended January 31, 2005, the aggregate value realized upon exercise and the total number and value of unexercised options held as at January 31, 2005. Value realized upon exercise is the difference between the closing price of a Class B subordinate share on the exercise date and the exercise price of the option. Value of unexercised options at financial year end is the difference between the closing price of a Class B subordinate share on the Toronto Stock Exchange on January 31, 2005, namely $2.62, and the exercise price.

Exercised and Unexercised Stock Options Financial Year Ended January 31, 2005

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year End		Date of Grant	Share Price on Date of Grant	Value of Unexercised Options at Financial Year End	
			Exercisable (#)	Unexercisable (#)			Exercisable ($)	Unexercisable ($)
Laurent Beaudoin	—	—	4,000,000	—	1996-03-20	5.1325	0	—
	—	—	2,000,000	—	1999-03-22	10.6050	0	—
Paul M. Tellier	—	—	—	1,000,000 [1]	2003-01-01	5.2200	—	0
	—	—	20,000 [2]	—	1997-06-26	7.7875	0	—
	—	—	3,000 [2]	2,000 [2]	2002-03-27	14.5800	0	0
Pierre Beaudoin	—	—	300,000	—	1996-03-20	5.1325	0	—
	—	—	200,000	—	1999-03-22	10.6050	0	—
	—	—	125,000	375,000	2002-03-27	14.5800	0	0
	—	—	62,500	187,500 [3]	2003-06-10	3.9300	0	0
	—	—	—	400,000 [3]	2004-06-10	4.3200	—	0
André Navarri	—	—	—	238,000 [3]	2004-02-24	6.8500	—	0
	—	—	—	150,000 [3]	2004-06-10	4.3200	—	0
Pierre Alary	—	—	50,000	—	1998-09-01	8.7450	0	0
	—	—	50,000	—	1999-03-22	10.6050	0	—
	—	—	25,000	25,000	2001-05-02	22.5800	0	0
	—	—	25,000	75,000 [3]	2003-06-10	3.9300	—	0
	—	—	—	250,000 [3]	2004-06-10	4.3200	—	0
Carroll L'Italien	—	—	400,000	—	1999-07-26	11.2200	—	0
	—	—	45,000	135,000	2002-03-27	14.5800	0	0
	—	—	30,000	90,000 [3]	2003-06-10	3.9300	0	0
	—	—	—	100,000 [3]	2004-06-10	4.3200	—	0

(1) Options which Mr. Tellier received as a President and Chief Executive Officer in January 2003; they may only be exercised when the market price of the underlying shares shall have attained $10.00.

(2) Options which Mr. Tellier received as a non-executive director.

(3) Options may only be exercised when the weighted average trading price of the underlying shares shall have reached the set target price thresholds in accordance with the March 30, 2004 amendments to the Plan as described at pages 15 and 16.

The number of shares and share prices indicated in the above table partially reflect adjustments following two-for-one stock splits which took place on July 7, 1995, July 10, 1998 and July 7, 2000.

Pension Plan

Senior officers, including our Named Executive Officers, participate in two non-contributory defined benefit pension plans. Benefits payable from the basic plan correspond to 2% of average earnings in the three continuous years of service during which they were paid their highest salary (up to the maximum earnings according to the Income Tax Act, that is $100,000 in 2005) multiplied by the number of years of credited service.

Since January 1, 2004, the supplemental plan provides (depending on the management level) for additional benefits of 1.75%, 2.25% or 2.50% of average earnings in excess of $100,000 multiplied by the number of years of credited service less the pension payable from the basic plan and any benefits payable from our other pension plans. Benefits are reduced by 1/3 of 1% for each month between the date of early retirement and the date of a participant's 60th birthday or, if earlier, the date as at which the participant's age plus his years of credited service total 85. No benefits are payable from the supplemental plan if a participant has not completed five years of service.

The following table shows total annual benefits payable at age 60 from the basic plan and the supplemental plan computed on a percentage of 2.25%. Upon the death of a participant, the spouse will be entitled to a benefit equal to 60% of the benefit to which such participant was entitled. If the participant has no spouse at the time of retirement, the benefits will be paid, after death, to the designated beneficiary until such time as 120 monthly installments, in the aggregate, have been paid to the participant and to the designated beneficiary.

All benefits payable from these plans are in addition to government social security benefits. Only base salary is taken into consideration in calculating pension benefits.

Annual Benefits Payable at the Age of 60

Average Remuneration	Years of Service				
	15	20	25	30	35
$200,000	$67,500	$90,000	$112,500	$135,000	$157,500
$300,000	$101,250	$135,000	$168,750	$202,500	$236,250
$400,000	$135,000	$180,000	$225,000	$270,000	$315,000
$500,000	$168,750	$225,000	$281,250	$337,500	$393,750
$600,000	$202,500	$270,000	$337,500	$405,000	$472,500
$700,000	$236,250	$315,000	$393,750	$472,500	$551,250
$800,000	$270,000	$360,000	$450,000	$540,000	$630,000
$900,000	$303,750	$405,000	$506,250	$607,500	$708,750
$1,000,000	$337,500	$450,000	$562,500	$675,000	$787,500
$1,100,000	$371,250	$495,000	$618,750	$742,500	$866,250
$1,200,000	$405,000	$540,000	$675,000	$810,000	$945,000

Years of credited service as at January 31, 2005 for each of the Named Executive Officers whose names appears below are as follows:

Pierre Beaudoin 19 years and 5 months
André Navarri 11 months
Pierrre Alary 6 years and 5 months

At the age of 60, the Named Executive Officers whose names appear below will have the following number of years of credited service:

Pierre Beaudoin 36 years and 10 months
André Navarri 9 years and 1 month
Pierre Alary 18 years and 11 months

The Chairman of the Board and Chief Executive Officer , Mr. Laurent Beaudoin, reached the age of 60 in May 1998. Since October 1, 2003, he has been receiving, pursuant to our basic pension and supplemental pension plans, an annual pension in the amount of $1,115,703. Upon his death, his spouse will be entitled to receive a benefit equal to 60% of his pension benefits.

According to arrangements made with Mr. Paul M. Tellier, further to his resignation as President and Chief Executive Officer of Bombardier on December 13, 2004, he has been receiving since January 1, 2005, from our basic and supplemental pension plans, an annual pension of $360,000. Upon his death, his spouse will be entitled to receive a benefit equal to 60% of his pension benefits.

Mr. Caroll L'Italien reached the age of 60 in October 2003. Pursuant to the basic pension plan and a special arrangement made with Mr. L'Italien under the supplemental pension plan, he would have been entitled to receive, had he retired as of January 31, 2005, an annual pension of $181,083. The pension to which he will be entitled at age 65 will be based on his pensionable earnings and his years of credited service as of that date. As at January 31, 2005, Mr. L'Italien had 13 years of credited service. Upon his death, his spouse will be entitled to receive a benefit equal to 60% of his pension benefits.

Employment Arrangement

On December 13, 2004, Bombardier reached an agreement with Mr. Tellier as a result of his resignation as President and Chief Executive Officer of the Corporation, pursuant to which he received a one-time payment of $3,840,000 representing 2 years of his then annual base salary. He also received an amount of $2,000,000, representing a portion of his entitlement under his medium-term incentive plan for the period from February 1, 2003 to January 31, 2006. According to Mr. Tellier's pension arrangement, he will receive an annual pension of $360,000. Mr. Tellier will have until December 12, 2007 to exercise options for 1,000,000 Class B subordinate shares that were granted to him in January 2003, provided that the market price of the underlying shares shall have attained $10.00.

Report of the Human Resources and Compensation Committee

The Human Resources and Compensation Committee, or the HRCC, is responsible for monitoring the compensation policy of the Corporation that rewards the creation of shareholder value and reflects an appropriate balance between the short term and long term performance of Bombardier and for assessing the performance of the Corporation's senior executives and determining their compensation. The Committee also reviews, reports and, where appropriate, provides recommendations to the Board of Directors on succession planning matters.

As of January 31, 2005, the HRCC consisted of four "unrelated" and "independent" directors, namely Mr. Jean C. Monty who is its Chairman, and Messrs. André Bérard, James E. Perrella and Carlos E. Represas. The Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, and the Senior Vice President, Mr. Carroll L'Italien, also attend meetings of the HRCC, but they do not have the right to vote on any matter before the HRCC. Messrs. Beaudoin and L'Italien do not participate in discussions concerning their own compensation and are required to leave the meetings when appropriate. The number of meetings held by the HRCC during this past year and the attendance of its members is set out on page 11 of this Management Proxy Circular.

Leadership development and succession planning

Bombardier has a comprehensive approach to have strong leaders in place not just to meet current challenges, but also to achieve its long term goals. This approach is rooted in a succession planning process, which is reviewed and updated, on an annual basis. The plan, which takes a bottom-up approach originating in the operating groups and culminates with a detailed review by the Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, and the Senior Vice President, Mr. Carroll L'Italien, identifies key talent for executive positions and articulates development plans for them. At the same time, the plan also highlights potential succession issues and the corresponding action plans that ensure there is talent to meet evolving leadership needs. The HRCC is updated regularly on major developments linked to the succession plan and is given a full overview presentation of the final plan annually.

As part of this commitment to building leadership capability, especially at senior levels, Bombardier has launched an intensive executive development assessment program with external consultants. So far, more than 70 senior executives have been evaluated and development plans have been put in place or will be completed soon.

Compensation policy of the Corporation

The compensation policy of the Corporation is based on the overall performance of Bombardier as well as the individual performance of its senior executives. The overall goals of the compensation policy are to attract, retain and motivate the senior executives to increase business performance and enhance shareholder value.

Bombardier's compensation policy focuses on total compensation: base salary, annual short-term incentives, long-term incentives, pension and benefits. Each of these components is considered in the benchmarking of the senior executive positions with the market. The Corporation's philosophy is to position each component at the median (50th percentile) of local markets.

Benchmarking is performed annually by external compensation consultants who are responsible for the gathering of comparator information relevant to Bombardier's senior executive positions.

Base salary

The senior executive positions are benchmarked with positions of similar responsibility in their respective local markets. For example, senior executive positions based in Germany would be compared with similar positions in German companies comparable in size and complexity to Bombardier. For Canadian-based positions, a comparator group including large Canadian companies with international operations is used. The composition of the comparator group is reviewed every year to ensure its continued relevance.

Annual short-term incentive

Bombardier's philosophy is to link its incentive plans to the overall performance of the Corporation.

The objective of Bombardier's short-term incentive plan is to motivate its employees to achieve and surpass the financial objectives identified by Bombardier at the beginning of each financial year.

On February 22, 2004, the HRCC approved the financial drivers of the incentive plan for the financial year ending January 31, 2005. The bonus targets for Bombardier Aerospace and Bombardier Transportation were based on their respective free cash flow and net operating profit after tax while the bonus target for Bombardier Capital was based on its own operating profit. For the Corporate Office, the bonus targets were based on free cash flow and net income.

On March 29, 2005, the HRCC reviewed and approved the bonus payable for the financial year ended January 31, 2005. Bombardier Aerospace and Bombardier Transportation met partially their respective targets and the bonus to which eligible employees would have been entitled was impacted accordingly. Bombardier Capital surpassed its own targets and eligible employees were entitled to a bonus according to such overachieved targets. Corporate Office met its specific targets and eligible employees were paid a bonus accordingly; however, with respect to certain corporate senior officers, the conditions for the payment of their bonus were adjusted so as to take into account the overall performance of Bombardier.

Long-term incentive

Bombardier's long-term incentive objectives are to align management interest with shareholder value growth and to retain key talent. Bombardier grants long-term incentives on an annual basis, based on benchmark data of the comparator group and on individual executive performance. Bombardier's annual grant is within a 1% dilution limit.

The role of the HRCC is to review the provisions of the stock option plan and to make appropriate recommendations to the Board of Directors to modify it, if required. It also determines the number of stock options to be granted by the Board of Directors to senior executives. The grant is flexible and can range between 0% and 150% of the prescribed guideline depending on individual senior executive performance.

On March 30, 2004, the 2004-2005 stock option plan and the overall number of stock options to be granted were approved by the Board of Directors upon the recommendation of the HRCC. On May 25, 2004, the number of stock options granted to each individual senior executive was approved by the Board of Directors upon the recommendation of the HRCC.

In 2003, the stock option plan was modified to include specific performance targets. In 2004, those performance targets were increased to better reflect market realities. Since 2003, participants are required to keep at least 25% of shares purchased upon the exercise of options for a minimum of one year.

Pension plan and benefits

Bombardier's objective is to have its pension and benefits at the median of its comparator group. Bombardier uses external consultants to evaluate its pension and benefits and compares these results with the data of the comparator group. More information about the pension plan costs and features is available on pages 17 and 18 of this Management Proxy Circular.

Chief Executive Officer's compensation

Mr. Paul M. Tellier, the former President and Chief Executive Officer of the Corporation, resigned on December 13, 2004. The main terms and conditions of his severance agreement are described on page 18 of this Management Proxy Circular.

Following the departure of Mr. Tellier, Mr. Laurent Beaudoin has since then assumed the responsibilities of Chief Executive Officer in addition to those of Chairman of the Board. Since October 1, 2003, Mr. Beaudoin has been receiving the pension to which he is entitled under the Bombardier basic pension plan and the supplemental pension plan. As Chairman of the Board, he is also paid annual fees. A description of Mr. Beaudoin's compensation is set out on page 14 of this Management Proxy Circular. The HRCC is presently reviewing the implementation of an incentive compensation element to Mr. Beaudoin's compensation in view of his current responsibilities.

Submitted on March 29, 2005 by the Human Resources and Compensation Committee of the Board of Directors of Bombardier.

Jean C. Monty, Chairman

André Bérard James E. Perrella Carlos E. Represas

Section 4 : Additional Information

Performance Graph



Performance of the Class B subordinate shares of Bombardier Inc.
from January 31, 2000 to January 31, 2005
Compounded Annual Growth Rate (including dividends)
Bombardier: -27.83%(1)
S&P/TSX: 3.34%
Market Capitalization: $4,586 M (CDN)
Bombardier
S&P/TSX
Market capitalization: $20,182 M (CDN)
250
200
150
100
50
0
Jan. 2000
Jan. 2001
Jan. 2002
Jan. 2003
Jan. 2004
Jan. 2005

(1) Return on Class B subordinate shares

Statement of Corporate Governance Practices

We at Bombardier have always believed that what benefits our shareholders is of equal benefit to us. That is why we have always relied on good corporate governance practices as a tool both to ensure the proper management of Bombardier and to increase shareholder value.

In the past few years, there have been numerous developments in the corporate governance field, including the coming into force in Canada of *Multilateral Instrument 52-110-Audit Committees,* or MI 52-110, which sets out rules regarding the composition and responsibilities of public company audit committees. In addition, in January 2004, the Canadian Securities Administrators, or the CSA, published for comment new practices and disclosure rules with respect to corporate governance (referred to as the *Proposed CSA Practices and Disclosure Rules* in this Management Proxy Circular) which are ultimately intended to replace, at least in part, the guidelines of the Toronto Stock Exchange in matters of corporate governance currently included in the TSX Company Manual (referred to as the *TSX Corporate Governance Guidelines* in this Management Proxy Circular). At the end of October 2004, the CSA released a new version of these Practices and Disclosure Rules for comment. They consist *of Proposed National Policy 58-201-Corporate Governance Guidelines* or Proposed NP 58-201 and *Proposed National Instrument 58-101-Disclosure of Corporate Governance Practices,* or Proposed NI 58-101.

At the end of October 2004, the CSA also proposed amendments to MI 52-110 to ensure that the definition of «independence» is consistent between Proposed NI 58-101 and MI 52-110.

Although the Proposed CSA Practices and Disclosure Rules and the proposed amendments to MI 52-110 have thus far only been published for comment in draft form, we have adopted and implemented corporate governance policies and practices that already comply with and, in certain instances, surpass, these new practices and rules in the field of corporate governance because we view good corporate governance practices to be both one of the foundations of our corporate philosophy and essential to increasing shareholder value. We believe that this demonstrates our commitments that we will always carefully consider the latest corporate governance developments and strive to lead, not follow, in such matters.

Consequently, in Schedule "A" attached to this Management Proxy Circular (see pages 23 to 30), we have disclosed and compared our corporate governance practices not only to the TSX Corporate Governance Guidelines, but also, where appropriate, to the Proposed CSA Practices and Disclosure Rules as well as, where appropriate, to MI 52-110 and its proposed amendments.

Directors' and Officers' Insurance

The Corporation has purchased a Directors and Officers Liability program for the benefit of the Corporation, its directors and officers against certain liabilities incurred by them in their capacity as directors and officers of the Corporation, subject to all the terms, conditions and exclusions of the policy. The limit of insurance provided is US $190,000,000 per occurrence and in the aggregate per year, at a cost of US $2,799,250 per annum. The deductible applicable to the Corporation is US $2,500,000 for any insured occurrence and there is no deductible applicable to individual directors and officers.

Available Documentation

Copies of our 2005 Annual Information Form, this Management Proxy Circular and our 2005 Annual Report that includes our audited consolidated financial statements as at January 31, 2005, as well as our quarterly financial statements filed since the date of our latest audited financial statements, may be obtained on request from our Public Affairs Department. Financial information related to Bombardier is provided in its comparative financial statements and management's discussion and analysis thereon for the financial year ended on January 31, 2005.

Proposals

Schedule "B" attached to this Management Proxy Circular (see page 31) sets out the shareholder proposal that has been submitted for consideration at our annual meeting of shareholders.

Shareholders who will be entitled to vote at our 2006 annual meeting of shareholders and who wish to submit a proposal in respect of any matter to be raised at such meeting must submit such proposals to our Corporate Secretary no later than January 27, 2006.

Approval of Directors

The contents and the sending of this Management Proxy Circular have been approved by the directors of Bombardier Inc.

Montréal, April 29, 2005



Roger Carle
Corporate Secretary

SCHEDULE "A"
BOMBARDIER INC.
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

TSX Corporate Governance Guideline	Comments
1. The Board of Directors should explicitly assume responsibility for stewardship of Bombardier, and specifically for:	***Bombardier complies.*** In accordance with the *Canada Business Corporations Act* (the "CBCA") and as stated in its charter, the role of the Board of Directors of Bombardier is to supervise the management of Bombardier's business and affairs with the objective of increasing profitability and, therefore, enhancing shareholder value. It is the role of corporate management to conduct the day-to-day operations of Bombardier in a way that is consistent with the strategy, business plan and budget approved by the Board of Directors. In this context, the Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, makes recommendations to the Board of Directors with respect to matters of corporate policy after having consulted with the senior executives reporting to him. The Board of Directors then makes the decisions which it deems appropriate and supervises the execution of such decisions and reviews the results obtained. The Board of Directors decides all matters coming under its jurisdiction pursuant to the CBCA, Bombardier's articles of incorporation and by-laws, any applicable legislation, the policies of Bombardier or the charter of the Board of Directors and its Committees. It also acts in accordance with the Code of Ethics and Business Conduct of Bombardier which is available on our website at www.bombardier.com. The Board of Directors may assign to one of its Committees the prior review of any issues for which the Board is responsible. The recommendations of a Committee remain, however, subject to the approval of the Board.
a. adoption of a strategic planning process	***Bombardier complies.*** As provided for under its charter, the duties of the Board of Directors include adopting a strategic plan and updating it, on at least an annual basis, by always taking into account, among other things, the opportunities and risks of the business of Bombardier and the emerging trends, and monitoring its implementation by corporate management. In addition, the Board of Directors adopts each year an appropriate business plan and budget and reviews them on a quarterly basis. Every year, the President of Bombardier Aerospace, the President of Bombardier Transportation and other senior executives from Corporate Office present, during a two-day session, the strategic plan, business plan and budget for the review and approval of the Board of Directors.
b. identification of principal risks, and implementing risk managing systems	***Bombardier complies.*** Pursuant to its charter, the Board of Directors reviews overall business risks and the practices and policies for dealing with these risks. In this context, it has delegated to the Audit Committee the responsibility to review the risk assessment process that is in place throughout Bombardier in order to identify, assess and manage the principal risks of Bombardier's businesses. A thorough discussion of the risks that could materially affect Bombardier is presented as part of the Management's Discussion and Analysis of the Financial Section of Bombardier's Annual Report for the year ended January 31, 2005.

TSX Corporate Governance Guideline	Comments
c. succession planning and monitoring senior management	***Bombardier complies.*** In accordance with its charter, the Human Resources and Compensation Committee reviews, reports and, where appropriate, submits recommendations to the Board of Directors, at least once a year, regarding the succession planning for the position of Chief Executive Officer of Bombardier. In addition, it ensures that the Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, has put in place and is monitoring succession planning systems and policies for senior executives. The Committee reviews and recommends to the Board of Directors the appointment of the Chief Executive Officer and the senior executives reporting to him. The Committee assesses the performance of the Chairman of the Board and Chief Executive Officer against his objectives set at the beginning of each financial year and in light of such factors deemed appropriate and in the best interests of Bombardier, and it then submits its recommendations to the Board of Directors. The Committee also reviews the performance assessment of other senior executives and reports its findings and conclusions to the Board of Directors.
d. communications policy	***Bombardier complies.*** On November 20, 2001, the Board of Directors adopted a corporate disclosure policy, which was updated on May 26, 2004. Its objective is to ensure that communications to the investing public about Bombardier are (i) timely, factual and accurate, and (ii) disseminated in a fair and impartial manner in accordance with all applicable legal and regulatory requirements. The Audit Committee has the responsibility, under its charter, of monitoring this policy and updating it, when needed. Among other matters, the policy outlines how Bombardier should interact with analysts, investors, the media and other people and contains measures intended to ensure compliance with its timely disclosure obligations and avoid making selective disclosure of information. Each of the Board of Directors and the Audit Committee reviews and, where required, approves all major communications about Bombardier, including annual and quarterly financial statements and management's discussion and analysis reports, financing documents and press releases on significant matters or issues prior to their dissemination and/or filing. In addition, there is also a process to respond to questions and concerns raised by shareholders and other stakeholders. All communications from shareholders and other stakeholders are referred to the appropriate corporate senior executive for response, consideration or action. If and when significant issues are raised, corporate management will promptly advise the Board of Directors of such matters. In addition, Bombardier communicates with its shareholders and other stakeholders, securities analysts and the media regularly on developments in its businesses and results, through its annual report, financial statements and, when needed, reports to shareholders, press releases and material change reports.
e. integrity of internal control and management information systems	***Bombardier complies.*** The Board of Directors has delegated to the Audit Committee the responsibility of monitoring and assessing the quality and integrity of Bombardier's accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems. For this purpose, the Audit Committee reviews various presentations made periodically by corporate management, the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment, or the external auditors, Ernst & Young LLP, as the case may be.

TSX Corporate Governance Guideline	Comments
2. The majority of directors should be "unrelated" (independent of management and free from conflicting interest) to Bombardier and Bombardier's majority shareholder, namely the Bombardier family	***Bombardier complies.*** As at the date of this Management Proxy Circular, the Board of Directors is composed of 15 members. Of the 15 directors, ten are "unrelated" under the TSX Corporate Governance Guidelines, and five are "related" as senior officers of Bombardier, namely Messrs. Laurent Beaudoin, J. R. André Bombardier, Jean-Louis Fontaine, Pierre Beaudoin and André Navarri. In addition to a majority of "unrelated" directors, the Board of Directors is composed of nine directors who have no business interests with Bombardier or with the majority shareholder, namely the Bombardier family, and they are: Messrs. André Bérard, L. Denis Desautels, Michael J. Durham, Daniel Johnson, Jean C. Monty, James E. Perrella, Carlos E. Represas, Federico Sada G. and Dr. Heinrich Weiss. The composition of the Board of Directors fairly reflects, therefore, the investment in Bombardier by the shareholders other than the majority shareholder, the Bombardier family. Moreover, nine of the 15 directors are "independent" in accordance with the definition of "independence" as found in the Proposed CSA Practices and Disclosure Rules and they are: Messrs. André Bérard, L. Denis Desautels, Michael J. Durham, Daniel Johnson, Jean C. Monty, James E. Perrella, Carlos E. Represas, Federico Sada G. and Dr. Heinrich Weiss. Although she is "unrelated" under the TSX Corporate Governance Guidelines, Mrs. Janine Bombardier is not considered "independent". Thus as provided for in the Proposed CSA Practices and Disclosure Rules, a majority of the members of the Board of Directors are "independent". In 2003, Mr. Laurent Beaudoin, who was then Executive Chairman of the Board, recommended that the Board of Directors should appoint a "Lead Director", because he was not "unrelated" or "independent". Accordingly, the Board named Mr. James E. Perrella to act as the "Lead Director". Mr. Perrella is considered both an outsider and an "unrelated" and "independent" director.
3. Disclose for each director whether he or she is related, and how that conclusion was reached	***Bombardier complies.*** The Board of Directors has determined the status of each of its 15 members as to whether he/she is related/unrelated or independent/not independent, the results of which are indicated below:

Laurent Beaudoin	related/ not independent	he is Chairman of the Board and Chief Executive Officer of Bombardier
Pierre Beaudoin	related/ not independent	he is President and Chief Operating Officer of Bombardier Aerospace and Executive Vice President of Bombardier
André Bérard	unrelated/ independent	
J.R. André Bombardier	related/ not independent	he is Vice Chairman of Bombardier
Jean-Louis Fontaine	related/ not independent	he is Vice Chairman of Bombardier
Janine Bombardier	unrelated/ not independent	she is an immediate family member (sister-in-law) of the Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin
L. Denis Desautels	unrelated/ independent	

TSX Corporate Governance Guideline	Comments		
	Michael J. Durham	unrelated/ independent	
	Daniel Johnson	unrelated/ independent	
	Jean C. Monty	unrelated/ independent	
	James E. Perrella	unrelated/ independent	
	André Navarri	related/ not independent	he is President of Bombardier Transportation and Executive Vice President of Bombardier
	Carlos E. Represas	unrelated/ independent	
	Federico Sada G.	unrelated/ independent	
	Heinrich Weiss	unrelated/ independent	

More information on each of the directors is found on pages 6 to 10 of this Management Proxy Circular.

4. Appoint a Committee of directors responsible for proposing to the full Board of Directors new nominees to the Board and for assessing directors on an ongoing basis composed exclusively of outside (non-management) directors, the majority of whom are unrelated

Bombardier complies. Bombardier has a Corporate Governance and Nominating Committee. It is composed of Mr. James E. Perrella, who acts as its Chairman, and Messrs. Daniel Johnson, Jean C. Monty and Federico Sada G. who are all "unrelated" and "independent". Pursuant to its charter, the Committee has the responsibility of reviewing annually the credentials of nominees for election or re-election as members of the Board of Directors, monitoring the size and composition of the Board of Directors and its Committees to ensure effective decision-making and submitting its recommendations to the Board. In consultation with the Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, it determines appropriate selection criteria by taking into account Bombardier's circumstances and needs, whenever new directors have to be recruited. Mr. Laurent Beaudoin, in cooperation with the Committee, identifies potential candidates as directors and the Committee examines such candidacies and makes appropriate recommendations to the Board of Directors. The process for assessing the Board of Directors, its members and Committees on an ongoing basis is discussed under item 5 below.

5. Implement a process for assessing the effectiveness of the Board of Directors, its Committees and individual directors

Bombardier complies. Each year, the Corporate Governance and Nominating Committee conducts an evaluation of the performance and effectiveness of the Board of Directors and its Committees. Directors also meet with both the Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, and the Chairman of the Corporate Governance and Nominating Committee, Mr. James E. Perrella, to discuss their respective performance throughout the past year. The results of these evaluations are reviewed by the Committee with the Chairman of the Board and Chief Executive Officer and the Committee then assesses the operation and strategic direction of the Board and its Committees, their size, composition and structure, the performance of the directors both as a group as well as individually, the adequacy of information given to the directors, the communication between the Board and corporate management and the processes related to the Board and its Committees. The Committee presents its findings and conclusions to the Board of Directors.

TSX Corporate Governance Guideline	Comments
6. Provide orientation and education programs for new directors	***Bombardier complies.*** Bombardier has an Orientation Program for New Directors, which enables new directors to participate in an initial information session on Bombardier in the presence of some of its senior executives. In addition, new directors are furnished with appropriate documentation, including a director's manual, providing them with information about, among other matters, the corporate governance practices of Bombardier, its history, its current commercial activities, its corporate organization as well as the charters of the Board and its Committees. The meetings in which new directors participate (including the annual review sessions of the strategic plans and budgets) as well as discussions with other directors and with Bombardier's senior executives also permit new directors to familiarize themselves rapidly with Bombardier operations. Bombardier also has a Continuing Education Program for Directors, which provides its directors with access, on an ongoing basis, to information as to the best practices associated with boards and committees and as to emerging trends that may be relevant to their role as directors. In addition, corporate management periodically makes presentations to the directors on various topics and issues related to Bombardier's activities during the meetings of the Board or its Committees, as the case may be, which helps the directors to constantly improve their knowledge about Bombardier and its businesses. Visits of Bombardier's various facilities are also arranged, from time to time, for the Board of Directors, as are individual visits on request.
7. Consider the size of the Board of Directors, with a view to improving effectiveness	***Bombardier complies.*** The Corporate Governance and Nominating Committee is responsible for reviewing, each year, the credentials of the members of the Board of Directors and the size and composition of the Board of Directors and its Committees. As a result of the most recent assessment of the performance of the Board of Directors by its members, the Committee and the Board of Directors are of the view that its size and composition are well suited to Bombardier's current circumstances and needs and allow for its efficient functioning as a decision-making body.
8. The Board of Directors should review the compensation of directors in light of risks and responsibilities	***Bombardier complies.*** The charter of the Corporate Governance and Nominating Committee gives it the responsibility to review, at least once a year, the compensation of the directors, in light of both market conditions and practices as well as their risks and responsibilities. The Committee reviews the types of compensation and the amounts paid to directors of comparable publicly traded companies in Canada and makes appropriate recommendations to the Board of Directors. Any such review covers the members of the Board who are not officers of the Corporation as well as the Committee members and Chairs. The Committee may also recommend director share ownership guidelines. The compensation received by the directors in the last fiscal year is described on page 13 of this Management Proxy Circular.

TSX Corporate Governance Guideline	Comments
9. Committees of the Board of Directors should generally be composed of outside (non-management) directors, a majority of whom are unrelated directors	***Bombardier complies.***

The Board of Directors of Bombardier has four Committees:

- The **Human Resources and Compensation Committee** consists of four directors, all of whom are non-management, "unrelated" and "independent". Mr. Jean C. Monty acts as its Chairman and Messrs. André Bérard, James E. Perrella and Carlos E. Represas are the other members. Please refer to page 11 of this Management Proxy Circular for the number of meetings held by the Committee during the past year and the attendance record of its members.

  Pursuant to its charter, this Committee has the mandate to oversee the succession planning for the Chief Executive Officer and senior executives positions. In addition, the Committee assesses the performance of the Chairman and Chief Executive Officer, Mr. Laurent Beaudoin, and the senior executives reporting to him and determines their compensation.

  The Committee also reviews and approves a total compensation policy that takes into account, among others, (i) a base salary, (ii) short-term and long-term incentives, and (iii) retirement benefits. It reviews the design of equity-based compensation plans with respect to the granting of stock options and makes appropriate recommendations to the Board of Directors for its approval.

  The Committee also reviews the salary classes as well as the levels and degrees of participation in incentive compensation programs whether bonuses or plans based on the evolution of the market performance of Bombardier shares. The report of the Committee on pages 19 and 20 of this Management Proxy Circular provides more information on its activities.

- The **Corporate Governance and Nominating Committee** consists of four directors, all of whom are non-management, "unrelated" and "independent". Mr. James E. Perrella chairs this Committee and Messrs. Daniel Johnson, Jean C. Monty and Federico Sada G. are the other members. Please refer to page 11 of this Management Proxy Circular for the number of meetings held by this Committee during the past year and the attendance record of its members.

  The charter of this Committee provides that it has the responsibility to monitor the selection criteria for candidates as directors and the credentials of nominees for election or re-election as members of the Board of Directors, the composition of the Board of Directors and its Committees and their performance and the remuneration of our non-executive directors. The Committee also oversees the evolution of the Bombardier corporate governance practices and policies, including its Code of Ethics and Business Conduct to ensure that Bombardier continues to comply with high standards of corporate governance.

- The **Retirement Pension Oversight Committee** consists of four directors, all of whom are non-management, "unrelated" and "independent". Mr. L. Denis Desautels acts as its Chairman and Messrs. Michael J. Durham, Daniel Johnson and Carlos E. Represas are the other members. Please refer to page 11 of this Management Proxy Circular for the number of meetings held by this Committee during this past year and the attendance record of its members.

  Pursuant to its charter, the Committee has the mandate to oversee, review and monitor the performance of Bombardier's obligations towards its various pension plans and matters related thereto and also to review and monitor the investment of assets of the pension plans and to report to the Board of Directors.

TSX Corporate Governance Guideline	Comments
	• The **Audit Committee** consists of five directors, all of whom are non-management, "unrelated" and "independent". Mr. L. Denis Desautels is its Chairman and Messrs. André Bérard, Daniel Johnson, Michael J. Durham and Dr. Heinrich Weiss are the other members. They are all "financially literate" as required by MI-52-110. Please refer to page 11 of this Management Proxy Circular for the number of meetings held by this Committee during this past year and the attendance record of its members. Pursuant to its charter, the mandate of the Committee is to help the directors meet their responsibilities with respect to accountability, to assist in maintaining good communication between the directors and the external auditors of Bombardier, Ernst & Young LLP, to assist in maintaining the independence of Ernst & Young LLP, to maintain the credibility and objectivity of the financial reports of Bombardier, and to investigate and assess any issue that raises significant concerns with the Committee. The charter of the Audit Committee is set out in Schedule "C" attached to this Management Proxy Circular and provides more information on its role and responsibilities.
10. The Board of Directors should expressly assume responsibility for, or assign to a Committee, the general responsibility for the approach to corporate governance issues	***Bombardier complies.*** The responsibility pertaining to all matters relating to corporate governance has been delegated by the Board of Directors to the Corporate Governance and Nominating Committee and is more fully explained under item 9 above. The Committee has reviewed and approved the statement of corporate governance practices included in this Management Proxy Circular.
11. a. Define limits to management's responsibilities by developing mandates for:	***Bombardier complies.***
(i) the Board of Directors	Pursuant to its charter, the Board of Directors is primarily responsible for supervising the management of the business and affairs of Bombardier. Any responsibility which is not delegated to either corporate management or a Committee of the Board remains with the Board of Directors. In general, all matters of policy and all actions proposed to be taken which are not in the ordinary course of business require the prior approval of the Board of Directors or of a Board Committee to which approval authority has been delegated. The charter of our Board of Directors also provides that it is responsible, among other things, for approving Bombardier's strategy, business plan and budget, monitoring financial matters, internal controls, pension fund matters, environmental and occupational health and safety matters and corporate governance issues and also assessing and overseeing the succession planning of the Chief Executive Officer and senior executives reporting to him.
(ii) the Chairman of the Board and Chief Executive Officer	The Board of Directors has adopted a formal mandate which sets out specific responsibilities for the Chairman of the Board and Chief Executive Officer which is found in the Corporate Governance Manual of Bombardier. In addition, the corporate objectives which the Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, is responsible for meeting, are determined by the business plan and budget approved each year by the Board of Directors. The performance of the Chairman of the Board and Chief Executive Officer is assessed against the achievement of the business plan and the budget. The performance of the Chairman of the Board and Chief Executive Officer may also be assessed, in part, in relation to specific objectives that have been fixed for him by the Board of Directors upon the recommendation of the Human Resources and Compensation Committee.

TSX Corporate Governance Guideline	Comments
b. the Board of Directors should approve the Chairman of the Board and Chief Executive Officer's corporate objectives	Item 11.a.(ii) above describes the process followed by the Board of Directors for determini the corporate objectives of the Chairman of the Board and Chief Executive Offic Mr. Laurent Beaudoin.
12. Establish procedures to enable the Board of Directors to function independently of management	***Bombardier complies.*** A formal structure is in place to enable the Board of Directo to function independently of management. It is provided for in the Corporate Governan Manual of Bombardier. As a general rule, after each meeting of the Board of Directors, the directors who are r part of corporate management and/or the majority shareholder, namely the Bombard family, meet privately under the chairmanship of Mr. James E. Perrellla, who has be named by the Board of Directors to act as the Lead Director and who is not part of corpora management and is an "unrelated" and "independent" director. They have, however, decision-making power. The Lead Director transmits to the Chairman of the Board a Chief Executive Officer, Mr. Laurent Beaudoin, any comment, question or suggestion rais during such meetings.
13. a. Establish an Audit Committee with a specifically defined mandate	***Bombardier complies.*** The mandate of the Audit Committee is explained under iten above. *As a general rule, all meetings of the Audit Committee are attended by the Senior V* President, Strategy and Corporate Audit Services and Risk Assessment as well as by t representatives of Ernst & Young LLP, the external auditors of Bombardier. During su meetings, the Committee also holds private sessions with each of the Senior Vice Preside Strategy and Corporate Audit Services and Risk Assessment and the external auditors discuss various topics of interest. The Committee monitors periodically the adequacy a effectiveness of the disclosure controls and systems of internal control of Bombard through the reports provided by corporate management, the Senior Vice President, Strate and Corporate Audit Services and Risk Assessment and Ernst & Young LLP, as the ca may be.
b. all members should be *outside directors*	***Bombardier complies.*** None of the members of the Audit Committee is part of corpora *management and they are each "unrelated" and "independent" directors. In addition, th* are each "financially literate" as required by MI-52-110.
14. Implement a system to enable individual directors to engage outside advisors, at the Corporation's expense	***Bombardier complies.*** With the prior authorization of the Corporate Governar and Nominating Committee, each director or Committee may, when needed, retain t services of outside advisors at the expense of Bombardier, except the Audit Commit and the Human Resources and Compensation Committee, which do not require any pr authorization to do so. During the last fiscal year, no outside advisor was retained by director. Ernst & Young LLP are the external auditors of Bombardier and work closely w the Audit Committee. When required, Towers Perrin provide various services on spec matters that are reviewed by the Human Resources and Compensation Committee.

:CHEDULE "B"
:OMBARDIER INC.
:HAREHOLDER PROPOSAL

he following shareholder proposal has been submitted for onsideration at Bombardier's 2005 annual meeting of shareholders. he proposal was submitted in English and was translated by ombardier into French.

upplemental Executive Retirement Plan Disclosure olicy Proposal

esolved: The shareholders of Bombardier Inc. ("Company") request iat the Board of Directors establish a Supplemental Executive etirement Plan Disclosure Policy ("SERP Disclosure Policy") esigned to provide shareholders and investors detailed information oncerning supplemental pension programs maintained for Company xecutives. In order to provide the full range of information to allow iareholders and investors to evaluate the appropriateness of the ipplemental plan, the SERP Disclosure Policy should provide for the roxy circular disclosure of the following key aspects of the plan: A atement as to the purpose of the plan; a clear description of the umber and type of executives participating in the plan; whether ie plan is a defined benefit or defined contribution plan; benefit alculation formula utilized to determine benefit levels; whether past ervice credits or accelerated service benefits are provided; the inding mechanism for the plan; the estimated corporate liabilities ssociated with the plan; the estimated annual benefits payable to ie plan's top five executives upon their retirement; and a tabular esentation of benefit schedule based on years of service and arnings levels.

upporting Statement: In addition to the generous compensation id perquisites our Company provides the executive officers, it also iaintains a supplemental executive retirement plan (SERP). Our ompany's proxy circular provides very little information concerning ie SERP. The Globe and Mail recently (Nov. 3, 2003) published an ticle entitled "Firms Quietly Boosting Executive Compensation" in hich it reported:

> Canadian companies are quietly padding executive pension plans with millions of dollars of future obligations, a practice one expert describes as the 'new stealth weapon' in boosting pay. Critics say pension plan adjustments can be a low-profile way to enhance compensation for executives.
>
> That's because compensation costs must be disclosed annually for top executives in a company's shareholder proxy circular, but it is difficult for shareholders to calculate the value of any changes made to a CEO's pension plan.

ie full level of compensation received by the Company's executive ficers, including the full range of their pension benefits, should : clearly described to shareholders so that they can assess the ippropriateness of these benefits. The levels of supplemental pension :nefits provided senior executives and the related liabilities to the Company are basic dislosure items that should be clearly presented on an annual basis to shareholders. We urge your support for this proposal calling on the Board to provide clear and full information regarding the Company's supplemental pension plan for Company executives.

The Board of Directors recommends that shareholders vote AGAINST the proposal for the following reasons:

- Before assessing the merits of this proposal, we believe that some background perspective would be useful for shareholders. In Canada, the Income Tax Act limits the earnings eligible under a registered pension plan at $100,000 in 2005 when the benefits accrue at a rate of 2% per year of service. In order to provide its executives with retirement benefits in line with their earnings, Bombardier set up a supplementary pension plan for them in 1992. The Human Resources and Compensation Committee of the Board of Directors regularly examines the competitiveness of the retirement benefits of Bombardier's senior executives in comparison with those of other companies and this element of the total compensation program is at the median level of the comparator group.
- Bombardier provides extensive disclosure regarding the pension benefits provided to senior executives in Section 3 of this Management Proxy Circular in accordance with applicable securities laws. This disclosure includes a table reflecting the estimated annual benefit payable upon retirement based on years of credited service. As required by accounting standards, the cost to Bombardier of all pension benefits, including the Named Executive Officers, are included in Bombardier's financial statements.
- Considering that comprehensive and detailed information is already disclosed to the shareholders in this Management Proxy Circular and in Bombardier's financial statements, we believe there is no need to repeat in the Management Proxy Circular the information already included in the annual report.

In conclusion, we recommend that you vote **AGAINST** the shareholder proposal reproduced above.

SCHEDULE "C"
BOMBARDIER INC.
CHARTER OF THE AUDIT COMMITTEE

7.1 Audit Committee

7.1.1 Membership and Quorum

- Five directors who shall all be outsiders, unrelated and independent.
- All the members of the Audit Committee shall be financially literate or shall become financially literate within a reasonable period of time after their appointment to the Audit Committee; a member of the Audit Committee is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Bombardier's financial statements.
- Quorum: a majority of the members.

7.1.2 Frequency and Timing of Meetings

- Normally, in conjunction with Bombardier Board meetings.
- At least four times a year and as necessary.

7.1.3 Chairman of the Audit Committee

One of the members of the Audit Committee shall act as its Chairman. The responsibilities of the Chairman of the Audit Committee include the following:

A. *PROVIDING LEADERSHIP TO ENHANCE THE AUDIT COMMITTEE EFFECTIVENESS*
- ensuring that the Audit Committee works as a cohesive team and providing the leadership essential to achieve this;
- ensuring that the resources available to the Audit Committee (in particular timely and relevant information) are adequate to support its work.

B. *MANAGING THE AUDIT COMMITTEE*
- setting the agenda of the Audit Committee, in consultation with the Senior Vice President and Chief Financial Officer, and prior to the meeting of the Audit Committee, circulating the agenda to the members of the Audit Committee;
- adopting procedures to ensure that the Audit Committee can conduct its work effectively and efficiently, overseeing the Audit Committee structure and composition, scheduling and management of meetings;
- ensuring that the conduct of the Audit Committee meetings provides adequate time for serious discussion of relevant issues;
- ensuring that the outcome of the meeting of the Aud Committee and any material matters reviewed at suc meeting are reported to the Board at its next regula meeting.

7.1.4 Mandate of the Audit Committee

A. *PURPOSE*

The Audit Committee is a Committee of the Board formed t assist it in overseeing the financial reporting process.

B. *OBJECTIVES*

The objectives of the Audit Committee are as follows:

- to help the directors meet their responsibilities with respec to accountability;
- to assist in maintaining good communication between th directors and the external auditor;
- to assist in maintaining the external auditor' independence;
- with the assistance of the Senior Vice President, Corporat Audit Services and Risk Assessment, to ensure that a appropriate system of internal accounting and financi controls is maintained in view of the major business risk facing Bombardier;
- to maintain the credibility and objectivity of financi reports;
- to investigate and assess any issue that raises significar concern to the Audit Committee, with the assistance, so required by the Audit Committee, of the Senior Vic President, Corporate Audit Services and Risk Assessmen and/or the external auditor.

C. *MEETINGS*
- Any member of the Audit Committee or the external audit or the Senior Vice President, Strategy and Corporate Aud Services and Risk Assessment, may request a meeting the Committee.
- The Chairman of the Board and Chief Executive Office the Senior Vice President and Chief Financial Officer ar the Senior Vice President and Treasurer shall attend a meetings of the Audit Committee, except such part of th meeting, if any, which is a private session not involvir all or some of these officers as determined by the Aud Committee.
- The Chairman of the Board and Chief Executive Offic may, at his option, only attend that part of the meeting the Audit Committee during which the quarterly or annua as the case may be, consolidated financial statemen of Bombardier, the related management's discussic

and analysis and the press release to be issued on the consolidated financial statements are reviewed by the Audit Committee members.

- The Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment, shall have direct access to the Audit Committee and shall receive notice of and attend all meetings of the Audit Committee, except such part of the meeting, if any, which is a private session not involving him.
- The external auditor shall have direct access to the Audit Committee and shall receive notice of and have the right to attend all meetings of the Audit Committee, except such part of the meeting, if any, which is a private session not involving him.
- The Chairman of the Board and Chief Executive Officer, the Senior Vice President and Chief Financial Officer, the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment, or any other representative of management whose presence is requested by the Chairman of the Audit Committee or any of the Audit Committee member, and the external auditor shall meet separately with the Audit Committee, in a private session held during the course of a meeting, at least once annually.
- Minutes of the meetings of the Audit Committee shall be kept by the Corporate Secretary. Supporting documents reviewed by the Audit Committee shall be kept by the Corporate Secretary. A copy of the minutes of any meeting or of any supporting document shall be made available for examination by any director of Bombardier upon request to the Corporate Secretary.

). *DUTIES AND RESPONSIBILITIES*

- **As they relate to the Board and financial reporting**

a) Assist the Board in the discharge of its oversight responsibilities to the shareholders, potential shareholders, the investment community, and others relating to Bombardier's financial statements and its financial reporting practices and the system of internal accounting and financial controls, the corporate audit and risk assessment function, the management information systems, the annual external audit of the Bombardier's financial statements and the compliance by Bombardier with laws and regulations and its own Code of Ethics and Business Conduct.

b) Maintain a free and open line of communication with the management of Bombardier, the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment, and the external auditor.

c) Review, before their disclosure, Bombardier's quarterly consolidated financial statements, the related management's discussion and analysis and the press release on the quarterly financial results and, if appropriate, recommend to the Board their approval and disclosure.

d) Review, before their disclosure, Bombardier's annual audited consolidated financial statements, the related management's discussion and analysis, and the press release on the annual consolidated financial results and, if appropriate, recommend to the Board their approval and disclosure.

e) Review the presentation and impact of significant, unusual or sensitive matters such as disclosure of related party transactions, of significant non-recurring events, of significant risks and of changes in provisions, estimates or reserves included in any financial statements.

f) Obtain explanations for communication to the Board for all significant variances between comparable reporting periods.

g) Review any litigation, claim or other contingency, including tax assessments and environmental situations, that could have a material adverse effect upon the financial position or operating results of Bombardier, and the manner in which these matters are disclosed in the financial statements.

h) Review the appropriateness of the accounting policies used in the preparation of Bombardier's financial statements, and consider recommendations for any material change to such policies.

i) To the extent not previously reviewed by the Audit Committee, review and, if appropriate, recommend to the Board the approval of all financial statements included in prospectus and other offering memoranda and all other financial reports required by regulatory authorities and requiring approval by the Board.

j) Review the statement of management's responsibility for the financial statements as signed by the management of Bombardier and included in any published document.

k) Ensure that adequate procedures are in place for the review of Bombardier's public disclosure of financial information extracted or derived from Bombardier's financial statements, other than the public disclosure referred to in paragraph (c) or (d) above, and periodically assess the adequacy of those procedures.

l) Ensure that procedures are in place for
   (i) the receipt, retention and treatment of complaints received by Bombardier regarding accounting, internal accounting controls, or auditing matters; and
   (ii) the confidential, anonymous submission by employees of Bombardier of concerns regarding questionable accounting or auditing matters.

m) Where there is to be a change of external auditor, review all issues related to the change, including any differences between Bombardier and the external auditor that relate to the external auditor's opinion or a qualification thereof or an external auditor's comment.

n) Review the minutes of any meeting of the audit committee of any subsidiary and any significant issues and external auditor's recommendations.

o) Monitor the application of, and, if need be, review and update the Corporate Disclosure Policy of Bombardier.

- **As they relate to the external auditor**

a) Explicitly affirm that the external auditor is independent and accountable to the Board and the Audit Committee, and in that context, work constructively with the external auditor to build an effective relationship that allow for full, frank and timely discussion of all material issues, with or without management as appropriate in the circumstances.

b) Recommend to the Board a firm of external auditors for submission to the shareholders of Bombardier.

c) Review and make recommendations to the Board with respect to the fees payable for the external audit.

d) For each fiscal year, in accordance with the terms and conditions of the then current Audit and Non-Audit Services Pre-Approval Policy adopted by the Audit Committee, review and approve the terms of the external auditor's (i) annual audit services engagement letter and (ii) the quarterly review services engagement letter; each of these letters shall be signed by the Chairman of the Audit Committee.

e) For each fiscal year, in accordance with the terms and conditions of the then current Audit and Non-Audit Services Pre-Approval Policy adopted by the Audit Committee, review and approve the scope of the (i) annual audit and of other audit related services and (ii) the quarterly review services to be rendered by the external auditor; in that context, ensure that the external auditor has access to all books, records, facilities and personnel of Bombardier.

f) Oversee the work of the external auditor for the purpose of preparing or issuing an external auditor's report or performing other audit, review or attest services for Bombardier.

g) Review with the external auditor the contents of its report with respect to the annual consolidated financial statements of Bombardier and the results of the external audit, any significant problems encountered in performing the external audit, any significant recommendations further to the external audit and management's response and follow-up in that context and ensure that the external auditor is satisfied that the accounting estimates and judgments made by management's selection of accounting principles reflect an appropriate application of generally accepted accounting principles.

h) Review any significant recommendations by the external auditor to strengthen the internal accounting and financial controls of Bombardier.

i) Review any unresolved significant issues between management and the external auditor that could affect the financial reporting or internal controls of Bombardier.

j) To the extent practicable, assess the performance of the external auditor at least once a year.

k) Ensure that the external auditor shall not provide the following services to Bombardier:
   - bookkeeping or other services related to the accounting records or financial statements of Bombardier;
   - financial information systems design and implementation;
   - appraisal or valuation services, fairness opinions, or contribution-in-kind reports;
   - actuarial services;
   - internal audit outsourcing services;
   - management functions;
   - human resources;
   - broker or dealer, investment adviser, or investment banking services;
   - legal services; and
   - expert services unrelated to the audit.

l) All non-audit services shall require the prior approval of the Audit Committee in accordance with the terms and conditions of the then current Audit and Non-Audit Services Pre-Approval Policy adopted by the Audit Committee.

m) Review and approve Bombardier's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of Bombardier.

- **As they relate to the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment**

a) At least four times a year, normally in conjunction with Bombardier Board meetings, review the report of the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment, on the results of the work that the Corporate Audit Services and Risk Assessment function has performed and with respect to its organization, staffing, and independence.

b) Review and, if appropriate, approve the annual Corporate Audit Services and Risk Assessment plan.

c) Assess the Corporate Audit Services and Risk Assessment reporting lines and make such recommendations as are necessary to preserve the independence of the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment.

d) Review significant Corporate Audit Services and Risk Assessment findings and recommendations and management's responses thereto.

e) To the extent practicable, assess the performance of the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment at least once a year.

- **As they relate tor risk management**

  From time to time, review the risk assessment process that is in place throughout Bombardier in order to identify, assess and manage the principal risks of Bombardier's business.

- **As they relate to environmental matters**

  Twice a year, review the report of the Vice President, Health, Safety and Environment to the Audit Committee with respect to environmental matters.

- **As they relate to the Audit Committee's terms of reference**

  Each year, review the terms of reference of the Audit Committee to ensure that they continue to be relevant and make recommendations to the Corporate Governance and Nominating Committee Board for improvements.

7.1.5 Miscellaneous

Because of the Audit Committee's demanding role and responsibilities, the Chairman of the Board and Chief Executive Officer, together with the Corporate Governance and Nominating Committee Chairman, will review any invitation to Audit Committee members to join another audit committee. Where a member of the Audit Committee simultaneously serves on the audit committee of more than three public companies, including Bombardier, the Corporate Governance and Nominating Committee will determine whether such simultaneous service impairs the ability of such member to effectively serve on the Audit Committee of Bombardier and will recommend to the Board that the Board either requires a correction to the situation or discloses in Bombardier's management proxy circular that there is no such impairment.

If required, the Audit Committee may obtain advice and assistance from outside legal, accounting or other advisors, and is provided with the appropriate funding for payment of the external auditors and any advisors retained by it.

While the Audit Committee has the responsibilities and powers set forth in this mandate, it is not the duty of the Audit Committee to plan or conduct audits or to determine that Bombardier's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such matters are the responsibility of management, the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment and the external auditor.

Nothing contained in the above mandate is intended to transfer to the Audit Committee the Board's responsibility to ensure Bombardier's compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Audit Committee.

BOMBARDIER

Annual Information Form

2005

April 29, 2005

Table of Contents

NOTES:

(1) In this Annual Information Form, all dollar figures are in U.S. dollars, unless otherwise indicated.

(2) This Annual Information Form contains references to trademarks belonging to Bombardier Inc. or its subsidiaries (which trademarks are listed in Schedule A hereto) as well as trademarks of third parties for the purpose of describing Bombardier's competitive environment and the development of its businesses.

Item 1 Corporate Structure

1.1 Incorporation of the Issuer

Bombardier Inc. (the "Corporation" or "Bombardier") was incorporated by letters patent under the laws of Canada on June 19, 1902 and was continued under the *Canada Business Corporations Act* by a certificate of continuance dated June 23, 1978, which was subsequently the subject of certain amendments.

The registered office of the Corporation is located at 800 René-Lévesque Boulevard West, Montréal, Québec H3B 1Y8.

In this Annual Information Form, the term "Bombardier" means, as required by the context, the Corporation and its subsidiaries collectively or the Corporation or one or more of its subsidiaries.

1.2 Subsidiaries

The activities of the Corporation are conducted either directly or through subsidiaries. The table below lists the principal subsidiaries of each reportable segment of the Corporation as at January 31, 2005, as well as their jurisdiction of incorporation and the percentage of voting shares held by the Corporation. Certain subsidiaries whose total assets did not represent more than 10% of the Corporation's consolidated assets or whose sales and operating revenues did not represent more than 10% of the Corporation's consolidated sales and operating revenues as at January 31, 2005, have been omitted. The subsidiaries that have been omitted represent, as a group, less than 20% of the consolidated assets, sales and operating revenues of the Corporation at such date.

Bombardier Inc.	
Bombardier Aerospace	
North America	
Bombardier Aerospace Corporation (Delaware)	100%
Learjet Inc. (Delaware)	100%
Europe	
Short Brothers plc (Northern Ireland)	100%
Bombardier Transportation	
North America	
Bombardier Transit Corporation (Delaware)	100%
Europe	
Bombardier Transportation GmbH (Germany)	100%
Bombardier Transportation (Holdings) UK Ltd. (England)	100%
Bombardier Transportation (Bahntechnologie) Germany GmbH & Co. KG (Germany)	99.5%
Bombardier Transportation Sweden AB (Sweden)	100%
Bombardier Transportation (Switzerland) Aktiengesellschaft (Switzerland)	100%
Bombardier Capital	
North America	
Bombardier Capital Inc. (Massachusetts)	100%
Bombardier Capital Ltd. (Québec)	100%

Item 2 General Development of the Business

2.1 General

The Corporation is a world-leading manufacturer of innovative transportation solutions, from regional aircraft and business aircraft to rail transportation equipment.

2.2 History

Until 1973, Bombardier's operations consisted primarily of the manufacture and distribution of snowmobiles. In the 1970s and 1980s, Bombardier began to diversify its operations in the mass transit industry and, in 1986, in the aerospace industry.

The main developments in the business of the Corporation and its most significant transactions during the past three years are as described below.

On August 4, 2000, Bombardier signed a sale and purchase agreement with DaimlerChrysler AG ("DaimlerChrysler") of Stuttgart, Germany to acquire all of the common shares of its subsidiary DaimlerChrysler Rail Systems GmbH ("Adtranz"). The acquisition of Adtranz was completed as at May 1, 2001. The sale and purchase agreement provided for a cash consideration of $725 million, subject to an adjustment to the purchase price for a maximum of €150 million based on the carrying value of the net assets of Adtranz as at April 30, 2001. Since discussions with DaimlerChrysler failed to result in an agreement with respect to that adjustment, Bombardier filed a request for arbitration with the International Chamber of Commerce, in July 2002. DaimlerChrysler filed its answer to such claim on November 5, 2002. On September 28, 2004 the Corporation announced that it had reached a settlement agreement with DaimlerChrysler on all outstanding disputes and that the original purchase price of $725 million was reduced by €170 million ($209 million), representing approximately 30% of the original purchase price.

On November 8, 2001, the Corporation filed a claim against Amtrak in the United States District Court for the District of Columbia, in which it sought damages as compensation for additional costs incurred in relation to the Acela high-speed trainsets and locomotives contracts, including costs incurred as a result of Amtrak's failure to upgrade its infrastructure to accommodate the new equipment. On November 20, 2002, Amtrak filed a counterclaim against the Corporation and a claim against Alstom Transport Inc., alleging damages. As a result of mediation and negotiations, the Corporation and Alstom Transport Inc. reached a settlement agreement with Amtrak on March 16, 2004, which provided for the settlement of all current legal disputes with the high-speed rail program and the payment of $42.5 million by Amtrak to the Corporation and Alstom Transport Inc., of which $32.8 million was paid to the Corporation. A charge of $101 million related to this settlement was recorded in cost of sales for fiscal year 2004.

On September 27, 2002, Bombardier announced its decision to reduce its debt mainly through the sale and gradual wind-down of the receivable factoring portfolios as well as the business aircraft financing portfolios of Bombardier Capital. On April 3, 2003, the Corporation announced its decision to cease origination of the railcar leasing activities of Bombardier Capital. Bombardier Capital was then to concentrate on inventory finance and interim financing for Bombardier Aerospace regional aircraft. Proceeds from the sale and gradual wind-down of the discontinued portfolios were to be applied to the reduction of Bombardier Capital's debt.

On April 3, 2003, the Corporation announced an "action plan" for Bombardier, consisting of a major recapitalization program, including a significant issuance of its equity shares, and a number of planned divestitures, including the sale of its recreational products business. The announcement of the "action plan" also confirmed that Bombardier was in the process of divesting Belfast City Airport as well as its Military Aviation Services unit, the latter of which had provided technical services for military aircraft through facilities located at Mirabel, Québec and Bridgeport, West Virginia.

On April 4, 2003, Bombardier Transportation confirmed the financial close of the share purchase agreement between London Underground Ltd and Metronet, which was a condition for the awarding of the contracts referred to in the following paragraph. This allowed for London Underground Ltd to transfer to the private sector for 30 years, the renewal, modernisation and maintenance of two of the London Underground's infrastructure projects.

The Corporation announced on April 7, 2003 that Bombardier Transportation had been awarded contracts from Metronet (in which Bombardier Transportation is a 20% equity partner) for the supply of rolling stock, signalling, maintenance and project management for the modernisation of the London Underground system. The value of these contracts is approximately £3.4 billion (CAN$7.9 billion) over 15 years. The turnkey contracts include the project management and the supply of 1,738 metro cars and new signalling systems for the Victoria Line and Sub-Surface Lines, together with the maintenance of rolling stock. In the early stages of the project, Bombardier Transportation will commence re-signalling work, refurbish the existing District Line rolling stock and build two pre-production trains for the Victoria Line. The new metro car fleets will be built in Bombardier's facility in Derby, United Kingdom between 2008 and 2015.

On April 17, 2003, and as part of its "action plan" referred to above, Bombardier announced that it had closed a public offering of 370 million Class B Shares (Subordinate Voting) (the "Class B Subordinate Voting Shares"), at a price of CAN$3.25 per share, for total gross proceeds of approximately CAN$1.2 billion.

On May 22, 2003, and as part of its "action plan" referred to above, Bombardier completed the sale of Belfast City Airport to Ferrovial of Spain, for net proceeds of £35 million (CAN$78 million). Prior to the sale, the airport had been a subsidiary of Bombardier's Short Brothers plc subsidiary, which itself had been acquired by the Corporation in 1989.

On August 8, 2003, the Corporation announced an agreement to sell a significant portion of the business aircraft market portfolio of its subsidiary, Bombardier Capital Inc., to GE Commercial Equipment Financing (CEF) for $339 million (CAN$475 million), which consideration represented the book value of the assets that were disposed of.

On October 31, 2003, the Corporation completed the sale of its Military Aviation Services unit, which had provided technical services for military aircraft through facilities located at Mirabel, Québec and Bridgeport, West Virginia, to L-3 Communications MAS (Canada) Inc. for net proceeds of $85 million (CAN$112 million). The intention to sell its Military Aviation Services unit had been previously announced by Bombardier as part of its "action plan" described above.

On December 18, 2003, Bombardier completed the sale of its recreational products business to Bombardier Recreational Products Inc., a corporation formed by Bain Capital, certain members of the Bombardier family and Caisse de dépôt et placement du Québec for CAN$960 million, CAN$910 million of which was paid in cash, and CAN$50 million of which was paid through the issuance of preferred shares of the purchaser's parent company. Net cash proceeds of CAN$740 million were generated. The closing of the sale of Bombardier's recreational products business represented a significant milestone in the fulfillment of Bombardier's "action plan" that had previously been announced in April 2003 as described above.

On March 16, 2004, the Board of Directors of the Corporation approved a restructuring initiative to reduce the cost structure of Bombardier Transportation. This initiative contemplated a workforce reduction of 6,600 positions, of which 5,100 were permanent positions. As a result of the recent slowdown in European market demand, the restructuring plan was enlarged during the third quarter of fiscal year 2005 (the "enlarged plan") in order to maintain the Corporation's competitiveness. The enlarged plan now contemplates additional proposed workforce reductions for a net total of 7,300 permanent positions. The reduction in the total workforce, including contractual employees, is 7,600, net of expected new hirings. The Amadora site in Portugal and the Doncaster site in the United Kingdom ceased manufacturing activities in May and June 2004, respectively, both ahead of schedule. The Derby Pride Park site in the United Kingdom ceased manufacturing operations as planned in December 2004. The following sites are expected to cease manufacturing activities in fiscal year 2006:

- Pratteln, in Switzerland, in the second quarter of fiscal year 2006;
- Ammendorf, in Germany, in the fourth quarter of fiscal year 2006;
- Kalmar, in Sweden, in the fourth quarter of fiscal year 2006; and
- Wakefield, in the United Kingdom, in the fourth quarter of fiscal year 2006.

Approximately 4,000 positions, net of new hires, including contractual employees, had been eliminated as at January 31, 2005.

On April 21, 2004, the Corporation completed a private placement offering in the United States of $500 million aggregate principal amount of 6.30% Notes due in 2014 and $250 million aggregate principal amount of 7.45% Notes due in 2034.

On October 7, 2004, Bombardier Aerospace announced that it was aligning the production rates of its Bombardier CRJ Series aircraft with current and forecast market demand, resulting in a total workforce reduction of approximately 2,000 employees at its Montréal-area facilities and at its Belfast site over a nine-month period starting November 2004. Severance costs associated with these layoffs would total approximately $26 million and $19 million would be recorded in cost of sales in fiscal year 2005.

On December 7, 2004, the Corporation announced that its Class B Subordinate Voting Shares were to be de-listed from the Euronext Brussels Stock Exchange effective December 31, 2004 and from the Frankfurt Stock Exchange effective March 7, 2005.

On April 18, 2005, the Corporation announced an agreement to sell Bombardier Capital's Inventory Finance Division to GE Commercial Finance for cash proceeds of approximately $825 million, payable at closing and subject to customary adjustments. Bombardier Capital's inventory financing business was comprised of trade receivables in the marine, recreational products, recreational vehicles and manufactured housing industries. GE Commercial Finance also assumed after closing the future servicing obligations of Bombardier Capital under public securitizations. Some 280 employees based in Colchester, Vermont and Brossard, Québec will be transferred to GE Commercial Finance. Bombardier Capital will continue its activities of interim financing, as well as the orderly and timely wind-down of the other remaining portfolios, including railcar leasing.

Item 3 Narrative Description of the Business

3.1 Structure and Management

The Corporation operates in three reportable segments: (i) Bombardier Aerospace; (ii) Bombardier Transportation; and (iii) Bombardier Capital.

Bombardier Aerospace manufactures business aircraft, regional aircraft and amphibious aircraft and provides related services. It offers comprehensive families of regional jet and turboprop commercial aircraft and a wide range of business jets. It also provides the Flexjet fractional ownership program and hourly flight time entitlement programs, parts logistics, technical services, aircraft maintenance and pilot training.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. It offers a full range of passenger railcars, including locomotives, light rail vehicles and automated people movers. It also provides electrical propulsion and control equipment as well as complete rail transportation systems and rail control solutions. Bombardier Transportation is also a provider of maintenance services.

Bombardier Capital offers secured inventory financing, receivable financing and interim financing of commercial aircraft, primarily in North American markets, and manages the wind-down of various portfolios.

The three reportable segments are constituted as follows:

Bombardier Aerospace	• Business Aircraft • Regional Aircraft • CSeries Program • Aircraft Services • Amphibious Aircraft
Bombardier Transportation	• Rolling Stock • Services • Total Transit Systems • Rail Control Solutions
Bombardier Capital	• Continued Portfolios • Wind-down Portfolios • Real Estate Services

The activities of each of these segments are described hereafter under separate headings.

Bombardier Aerospace



Bombardier Aerospace is a manufacturer of business aircraft, regional aircraft and amphibious aircraft and a provider of related services. It offers comprehensive families of regional jet and turboprop commercial aircraft and a wide range of business jets. It also provides the Flexjet fractional ownership program and hourly flight time entitlement programs, parts logistics, technical services, aircraft maintenance and pilot training.

The administrative centre of Bombardier Aerospace is located in Montréal, Québec, Canada.

For a list of the Corporation's subsidiaries which fall within Bombardier Aerospace, see "Item 1 – Corporate Structure – Subsidiaries".

The following table shows the principal operation centres owned by the Corporation or one of its subsidiaries, as the case may be, unless they are indicated as being leased ("L"), and forming part of Bombardier Aerospace. The table also lists the type of operations conducted or products manufactured at these facilities.

Manufacturing Facilities	Operations Conducted or Products
Montréal, Québec, Canada(L)	Assembly of, and pre-flight activities for, the Challenger 300 and Challenger 604 business aircraft and the CRJ200 regional aircraft. Interior finishing and painting of the CRJ200 regional aircraft. Interior completion and painting of the Challenger 300 and Challenger 604 and Bombardier Global 5000 and Global Express business aircraft.
Mirabel, Québec, Canada(L)	Assembly, pre-flight, painting and interior finishing of the CRJ700 and CRJ900 regional aircraft.
Montréal, Québec, Canada	Parts, components and spare parts for the Challenger 300 and Challenger 604 business jets, CRJ200, CRJ700 and CRJ900 regional aircraft, Global Express and Bombardier Global 5000 business aircraft, and Bombardier 415 amphibious aircraft; structural components for Airbus Industries.
Montréal, Québec, Canada	Complete wing and fuselage assembly for the Bombardier 415 amphibious aircraft.
Downsview, Ontario, Canada	Manufacture and final assembly of the Q-Series turboprop aircraft, including related spare parts and components; manufacture of components and final assembly of Global Express and Bombardier Global 5000 aircraft; assembly of wings for the Learjet 45 and Learjet 40 business aircraft; assembly of the Bombardier 415 amphibious aircraft nacelle.
North Bay, Ontario, Canada(L)	Final assembly of and pre-flight activities for Bombardier 415 amphibious aircraft.
Wichita, Kansas, United States	Manufacture of the Learjet family of business aircraft and flight test centre for aircraft manufactured by Bombardier Aerospace.

Manufacturing Facilities	Operations Conducted or Products
Dunmurry and Newtownabbey, Belfast, Northern Ireland, United Kingdom(L)	Composite components either for Bombardier Aerospace or for Boeing.
Hawlmark, Newtownards, and Queen's Island, Belfast, Northern Ireland, United Kingdom(L)	Aircraft components, engine nacelles and nacelle components and spare parts for Bombardier Aerospace or for Boeing, Rolls-Royce, Rolls-Royce Deutschland, General Electric and International Aero Engines.

In addition, service centres for the Business aircraft division located in Tucson, Arizona; Hartford, Connecticut; Fort Lauderdale, Florida; Wichita, Kansas, and Dallas, Texas, in the United States, and Berlin, in Germany, are part of a service network called Bombardier Aircraft Services. Service centres for the Regional aircraft division are located in Tucson, Arizona and Bridgeport, West Virginia. The Corporation owns an airport located in Downsview, Ontario in Canada and uses it to support Bombardier Aerospace's manufacturing activities.

Marketing of Bombardier Aerospace products is provided through marketing and sales offices. In North America, marketing and sales offices are located in Canada (in Montréal, Ottawa and Toronto) and the United States (in the states of Arizona, California, Colorado, Connecticut, Florida, Georgia, Kansas, Maryland, Minnesota, Missouri, Ohio, South Carolina and Texas, and in Washington, D.C.). In Europe, marketing is carried out through offices in France, Germany, the United Kingdom and Switzerland. In Asia, such offices are maintained in Dubai, in the United Arab Emirates; Hong Kong; and the People's Republic of China.

Business Aircraft

Bombardier Aerospace markets, sells and provides customer support for its three families of business jets. The Bombardier Global family includes the Global Express ultra long-range aircraft, the Bombardier Global 5000 super-large aircraft as well as the new ultra-long-range Global Express XRS business jet that was officially launched in October 2003. The Bombardier Challenger family includes the Challenger 800, corporate variants of the CRJ aircraft, the large Challenger 604 and the super-midsize Challenger 300 business aircraft. The Bombardier Learjet family includes the light Learjet 40 and Learjet 40 XR aircraft, the super-light Learjet 45, the Learjet 45 XR aircraft and the midsize Learjet 60 aircraft.

Aircraft ordered by customers are produced by the manufacturing facilities of Bombardier Aerospace. The raw materials and the various components and systems required to manufacture the aircraft are procured around the world and this procurement varies from product to product; however, most such materials, components and systems are provided by suppliers with which Bombardier Aerospace generally has long-term contracts.

- ***Bombardier Global Family***

The Bombardier Global family of business jets is comprised of three wide-body aircraft: the super-large Bombardier Global 5000, the ultra long-range Global Express and Global Express XRS. The Bombardier Global family of aircraft share a high degree of systems commonality, offering mixed fleet operators the cost benefits of common type rating, training, spare parts and maintenance.

The Bombardier Global 5000 aircraft is a high-speed intercontinental business jet capable of flying non-stop up to 4,800 nautical miles at Mach 0.85 with eight passengers and three crew members under certain operating conditions. The program was officially launched in February 2002. The first flight took place on March 7, 2003, and it received full certification from Transport Canada ("TC") in March 2004. The European Aviation Safety Association ("EASA") granted its certification in July 2004, the European Joint Aviation Authority ("JAA") issued its certification in August 2004 and the United States Federal Aviation Administration

("FAA") granted certification in October 2004. The first Bombardier Global 5000 aircraft was delivered without interior completion in the third quarter of the fiscal year ended January 31, 2005. Main competitors of the Bombardier Global 5000 include the Gulfstream G400, the Dassault Falcon 900EX and the Falcon 7X (FNX) aircraft.

The Global Express aircraft is an ultra long-range business jet covering distances of up to 6,010 nautical miles at Mach 0.85 non-stop under certain operating conditions.

The Global Express XRS aircraft is an enhanced version of the Global Express business jet, offering longer range and greater levels of comfort. The first Global Express XRS was delivered without interior completion in January 2005.

Both the Global Express and the Global Express XRS aircraft compete against the Gulfstream G500 and G550 aircraft.

- ***Bombardier Challenger Family***

The Bombardier Challenger family of business jets includes the Challenger 300, Challenger 604 and Challenger 800.

The Challenger 300 business jet is a recent entrant in the super-midsize category and has a transcontinental range of up to 3,100 nautical miles at Mach 0.80 under certain operating conditions with eight passengers and two crew members. It was awarded certification by the FAA in June 2003 following a similar approval from TC a few days earlier. In July 2003, the JAA also awarded the Challenger 300 its certification. Deliveries began in December 2003. It competes with four other aircraft models in this category: the Raytheon Hawker Horizon; the Gulfstream G200; the Dassault Falcon 50EX; and the Cessna Citation X.

The Challenger 604 aircraft is a wide-body, twin-engine intercontinental business jet capable of non-stop flights of over 4,000 nautical miles under certain operating conditions. The Challenger 604 aircraft is the fifth generation of the wide-body Challenger design, the previous models being the Challenger 600, 601, 601-3A and 601-3R. Main competitors of the Challenger 604 aircraft include the Falcon 2000EX and Falcon 900C aircraft manufactured by Dassault Aviation, as well as the Gulfstream G300 aircraft.

The Challenger 800 aircraft are derivatives of the CRJ aircraft modified for corporate travel. They can be configured for either executive transport or as corporate shuttles. The Challenger 800 aircraft combine a large cabin, similar in size to the Global Express, with a non-stop range of up to 3,100 nautical miles under certain operating conditions. Embraer-Empresa Brasileira de Aeronáutica S.A. (Embraer) competes with Bombardier Aerospace in this market. The Boeing Business Jet and the Airbus A319C-J aircraft are also competitors of the Challenger 800 aircraft.

- ***Bombardier Learjet Family***

The Bombardier Learjet family's current production models are the Learjet 40, the Learjet 40 XR, the Learjet 45, the Learjet 45 XR and the Learjet 60.

Introduced in July 2002, the Learjet 40 aircraft, a derivative of the Learjet 45 business jet, is capable, under certain operating conditions, of operating at cruise speeds of up to Mach 0.81 and has a maximum range of up to 1,803 nautical miles with four passengers and two crew. The Learjet 40 was approved by the FAA in July 2003, by the JAA in January 2004 and by TC in June 2004. Deliveries began in January 2004. The Learjet 40 business jet's competitors are the Cessna Citation Bravo, Encore and V (Ultra) and the Raytheon Beechjet 400A aircraft. In October 2004, Bombardier introduced the new Learjet 40 XR, an evolution of the Learjet 40 business jet designed to deliver greater payload-range capabilities and enhanced engine performance. The

Learjet 40 XR aircraft is expected to enter service during the fourth quarter of the fiscal year ending January 31, 2006.

The Learjet 45 aircraft has a maximum range of 2,102 nautical miles with four passengers and two crew and can reach cruise speeds of up to Mach 0.81 under certain operating conditions. Introduced in July 2002, the Learjet 45 XR aircraft is an evolution of the Learjet 45 business jet designed to deliver greater payload-range capabilities through a 1,000-pound increase in Maximum Takeoff Weight (MTOW) and enhanced engine performance. In December 2004, the EASA granted its approval, which allows Bombardier Aerospace to deliver Learjet 45XR aircraft to any of the EASA's 25 member countries. The first Learjet 45 XR aircraft entered service in July 2004. Both the Learjet 45 and the Learjet 45 XR business jets compete with the Cessna Citation Excel aircraft.

In January 2005, the Civil Aviation Administration of China granted its approval for the Learjet 40, Learjet 40XR, Learjet 45 and Learjet 45XR, which allows Bombardier Aerospace to deliver these aircraft in China.

The Learjet 60 business jet has a maximum range of 2,502 nautical miles, with four passengers. Maximum cruise speed is Mach 0.81. Competitors of the Learjet 60 business jet include the Gulfstream G100, the Raytheon Hawker 800XP, the Cessna Sovereign, the Gulfstream G150 and the Cessna Citation VII aircraft.

Regional Aircraft

Bombardier Aerospace markets and sells the Bombardier CRJ family of regional jets and the Bombardier Q-Series family of turboprops to airline companies and also provides maintenance and modification services to its customers. Raw materials and equipment are procured from suppliers around the world with which Bombardier Aerospace generally has long-term contracts.

- ***Bombardier CRJ Aircraft***

The Bombardier CRJ family consists of the 40-, 44- and 50-passenger CRJ200 aircraft, the 70-passenger CRJ700 aircraft, the 75-seat CRJ705 aircraft and the 86-passenger CRJ900 aircraft.

Newly developed enhancements to the CRJ700 and the CRJ900 aircraft will improve performance and economics, contributing to more operational flexibility and lower operating costs for airlines. Developments for the CRJ700 aircraft include the CRJ700 LR (long range), which extends the range of the aircraft over that of the CRJ700 ER (extended range). In addition, an engine upgrade developed for the CRJ700 aircraft is expected to offer operators savings of up to 15% in engine maintenance costs over 15 years. Developments for the CRJ900 aircraft include a number of product enhancements that substantially improve take-off and landing performance, increase range and lower fuel consumption. In addition to the performance improvements, Bombardier Aerospace has developed the CRJ900 LR to complement the existing baseline and extended range aircraft. The CRJ900 LR provides an increased payload and range over the CRJ900 ER version.

The CRJ aircraft family has one major competitor, Embraer-Empresa Brasileira de Aeronáutica S.A. (Embraer), which produces the 50-passenger jet ERJ 145, the 37-passenger jet ERJ 135 and a 44-passenger jet, the ERJ 140. Embraer also offers the 70-passenger jet Embraer 170 and the 86-passenger jet Embraer 175.

- ***Bombardier Q-Series Aircraft***

The Bombardier Q-Series family of turboprops consists of the 37-passenger Q200 aircraft, the 50-passenger Q300 aircraft and the 68- to 78-passenger Q400 aircraft.

The main products in competition with the Bombardier Q-Series aircraft family come from Avions de Transport Regional (ATR). The Q300 aircraft faces competition from the ATR 42 and the Q400 from the ATR 72.

CSeries Program

During fiscal year 2005, Bombardier undertook a feasibility study in connection with the development of a new generation of commercial aircraft, identified as the CSeries. The CSeries will present a new paradigm in its market segment by offering an economical, passenger-friendly and operationally flexible family of aircraft. Should Bombardier decide to proceed with the development of this family of aircraft, it would offer mainline airlines, both the fast-growing low-cost carriers and network carriers, a 110- to 130-passenger family of aircraft with superior range and economics as well as operational flexibility. Bombardier believes that this market segment is not well served by any aircraft in production today. Mainline airlines currently rely on aging Boeing DC9, MD80 and 737 Classic aircraft and on British Aerospace BAE-146 for the lower end of the 100- to 150-passenger segment capacity. There are more than 6,000 aircraft in service today, 4,000 of which are scheduled to retire in the next 20 years. No other aircraft manufacturer is currently designing a truly innovative and economical replacement product whose design point is specifically focused on this segment. The expected superior range of the CSeries aircraft would allow low-cost carriers to serve more and smaller city pairs point to point and provide expanded hub opportunities for the network carriers, both of which should stimulate passenger demand.

The CSeries family would offer two size variants, 110 and 130 seats all in economy seating, and each size variant would be available with range flexibility per individual airline requirements between 1,800 (short-haul) and 3,000 (transcontinental) nautical miles. If the program is launched during the first half of fiscal year 2006, initial deliveries are expected to begin in 2010.

Bombardier estimates the market for the 100- to 150-passenger commercial aircraft segment to be approximately $250 billion, or approximately 5,800 aircraft, over the next 20 years.

Total development costs are estimated at $2.1 billion. If the program is launched, the Corporation's objective is to have the funding for the development costs of the CSeries financed evenly (one-third each) between suppliers, governments and Bombardier.

On March 15, 2005, the Board of Directors of the Corporation approved an authority to offer whereby Bombardier will offer the new CSeries family of aircraft to customers. The authority to offer is an important step in the process that could lead to the aircraft program launch. Prior to launch, Bombardier will seek firm commitments from potential customers, suppliers and government partners. The Corporation is expected to decide on whether to proceed with the manufacturing of the CSeries in fiscal year 2006.

Aircraft Services

Bombardier Aerospace provides a broad range of services to customers, including parts logistics, customer training and aircraft maintenance. Bombardier Aerospace is also associated with authorized service centres worldwide that provide complete services to operators. Bombardier Aerospace also offers a fractional ownership program as well as hourly flight entitlement programs.

- ***Parts logistics***

Bombardier Aerospace provides worldwide spare parts support, including regular parts shipments, aircraft on ground service, lease programs, rotable management programs, surplus sales and customer-owned repair. Customers are currently served:

- for business aircraft, from two distribution centres in Wichita, Kansas, in the United States and Montréal, Canada, from Bombardier Aerospace-owned service centres in Wichita, Kansas, Tucson, Arizona, Hartford, Connecticut, Fort Lauderdale, Florida and Dallas, Texas, in the United States and from depots in London, in the United Kingdom, Singapore, Sydney, in Australia, and Frankfurt, in Germany; these facilities are also used to serve customers' "over-the-counter" needs,

- for regional aircraft, from four distribution centres in Detroit, Michigan, in the United States, Paris, in France, Sydney, in Australia and Beijing, in the People's Republic of China.

Parts logistics continue to be a focus for Bombardier Aerospace. Following the creation of a new parts logistics organization in January 2004, focus has been placed on the consolidation and integration of the existing regional aircraft and business aircraft spare parts organizations. Progress has been made in the establishment of two new centrally located distribution warehouses in Chicago, Illinois, in the United States, and Frankfurt in Germany, both of which are expected to be fully operational in fiscal year 2006. Progress in improving parts availability and reducing delivery time has also been made, contributing to an increased level of customer satisfaction.

The parts logistics organization supports the parts requirements of all Bombardier Aerospace customers for the life of the aircraft. Spare parts demand is driven by the size of the fleet of Bombardier Aerospace aircraft and by the number of hours flown by such a fleet. The continued growth of the installed fleet should contribute to growth in spare parts demand.

Bombardier Aerospace competes with various large and small suppliers of aerospace parts. Bombardier Aerospace's competitive strengths include the availability of all spare parts for its aircraft. Bombardier Aerospace is also at an advantage offering Original Equipment Manufacturer (OEM) certification along with OEM technical advice. Bombardier Aerospace also offers a number of spare parts programs for customers, including the "Smart Parts" program, which allows customers to purchase spare parts on a "cost-per-flight-hour" basis.

- ***Fractional ownership programs***

Through the North American Flexjet program, owners purchase shares of aircraft with operations and support including flight crew, maintenance, hangar fees and insurance. The North American Skyjet program offers both on-demand and flight time entitlement charter services. Through the Skyjet International program, which serves the European, Asian, and Middle East markets, customers purchase hours of flight time entitlement instead of shares of aircraft. The Skyjet program arranges for its customers' business jet charter with selected air charter operators.

The North American Flexjet program has partnered with Delta AirElite Business Jets, a subsidiary of Delta Airlines, to market and sell the Flexjet membership card program (25-hour block of flight time entitlement on the Flexjet fleet).

The North American Flexjet program holds the number three position among the fractional ownership programs currently available in that market. The main competitors of Bombardier Aerospace in this segment, NetJets Inc. and Flight Options LLC, have typically purchased new aircraft from different manufacturers, such as Gulfstream Aerospace Corporation, Cessna Aircraft Company and Raytheon Aircraft. A few other small organizations also offer fractional ownership of various categories of aircraft.

- ***Customer training***

Bombardier Aerospace offers a complete range of pilot and maintenance training programs for CRJ Series aircraft in Montréal, Canada and in Berlin, Germany, through a joint venture.

Bombardier Aerospace is the only business jet manufacturer to directly provide customized pilot and maintenance training, as well as ancillary training. The training centres are located in Montréal, Canada and at the Dallas/Fort Worth International Airport in Dallas, Texas, in the United States.

In addition, Bombardier Aerospace provides maintenance and support services for military pilot training, including the NATO Flying Training in Canada (NFTC) program, which is in full operation with Canada, Denmark, the United Kingdom, the Republic of Singapore, Italy and Hungary as participating nations.

- ***Aircraft maintenance***

Bombardier Aerospace offers maintenance services for business aircraft customers at its four exclusive centres located in Fort Lauderdale, Florida, Hartford, Connecticut, Wichita, Kansas and Dallas, Texas, in the United States, as well as at a service centre located in Berlin, Germany, which is a joint venture with Lufthansa. In addition, Bombardier Aerospace offers maintenance services to its business and regional aircraft customers at two centres located in Tucson, Arizona, and Bridgeport, West Virginia, in the United States.

Bombardier Aerospace is also associated with 30 authorized service centres worldwide, of which 28 centres are for business aircraft and two for regional aircraft that provide complete services to operators.

Amphibious Aircraft

Bombardier Aerospace markets the Bombardier 415 turboprop amphibious aircraft, a purpose-built firefighting aircraft. This aircraft can also be adapted to a variety of specialized missions such as search and rescue, environmental protection, coastal patrol and transport. Certification for the multipurpose Bombardier 415MP was obtained in March 2004. Production of the Bombardier 415 aircraft was interrupted until such time as the orders received justify its resumption.

Bombardier Transportation



Bombardier Transportation, the global leader in the rail equipment manufacturing and servicing industry, offers a full range of passenger railcars, including locomotives, light rail vehicles and automated people movers. It also provides electrical propulsion and control equipment as well as complete rail transportation systems and rail control solutions. Bombardier Transportation is also a provider of maintenance services.

The administrative centre of Bombardier Transportation is located in Berlin, Germany.

For a list of the Corporation's subsidiaries which fall within Bombardier Transportation, see "Item 1 – Corporate Structure – Subsidiaries".

The following table shows the principal operation centres owned by the Corporation or one of its subsidiaries, as the case may be, unless they are indicated as being leased ("L"), and forming part of Bombardier Transportation. The table also lists the type of operations conducted or products manufactured at these facilities.

Manufacturing or Service Facilities	**Operations Conducted or Products**
La Pocatière, Québec, Canada	Manufacture of mass transit vehicles.
Thunder Bay, Ontario, Canada	Manufacture of mass transit vehicles and ART.
Plattsburgh, New York, United States(L)	Final assembly of mass transit vehicles.
Pittsburgh, Pennsylvania, United States	Final assembly of automated people movers and propulsion systems.
Sahagún, Mexico	Manufacture of mass transit vehicles, freight locomotives, refurbishment of rail passenger cars and light rail vehicles.
Hortolãndia, Brazil(L)	Vehicle refurbishment.
Vienna, Austria	Manufacture of steel carbodies for light rail vehicles in Europe, final assembly of light rail vehicles.
Bruges, Belgium	Manufacture of steel carbodies for passenger cars in Europe, final assembly of passenger cars and railway equipment.
Česká Lipa, Czech Republic	Supplier of primary parts and welding substructures and low-cost components.
Crespin, France	Manufacture of aluminium and steel carbodies for passenger cars in Europe, final assembly of passenger cars and manufacture of bogies.
Ammendorf, Germany	Final assembly of passenger vehicles, scheduled for closure in the fourth quarter of fiscal 2006.
Bautzen, Germany	Manufacture of aluminium and steel carbodies and final assembly of passenger cars (in particular light rail vehicles) in Europe.

Manufacturing or Service Facilities	Operations Conducted or Products
Görlitz, Germany	Manufacture of aluminium and steel carbodies and final assembly of passenger cars (in particular double-deck trains).
Hennigsdorf, Germany	Manufacture of carbodies and final assembly of passenger vehicles and test centre, propulsion and control activities.
Kassel, Germany(L)	Final assembly of electric and diesel locomotives.
Mannheim, Germany	Manufacturing of propulsion equipment for all types of passenger rail vehicles and electric locomotives.
Siegen, Germany	Manufacture of bogies for Europe, Asia and the Middle East.
Dunakeszi, Hungary(L)	Refurbishment activities, manufacturing of passenger coaches and engineering.
Vado Ligure, Italy	Manufacture of locomotive and upgrades activities.
Wrocław, Poland	Manufacture of bogie frames and locomotive carbodies.
Kalmar, Sweden	Manufacture of stainless steel carbodies and final assembly of passenger cars, scheduled for closure in the fourth quarter of fiscal 2006.
Västerås, Sweden	Manufacture of propulsion equipment.
Pratteln, Switzerland(L)	Manufacture of aluminium carbodies, Final assembly of passenger vehicles and vehicles overhaul, scheduled for closure in the second quarter of fiscal 2006.
Central Rivers, United Kingdom	Maintenance and overhaul activities.
Crewe, United Kingdom	Wheelset and bogies service activities, overhaul and refurbishment.
Derby, United Kingdom	Manufacture of aluminium carbodies, final assembly site for passenger cars in Europe.
Plymouth, United Kingdom	Subassembly and final assembly for signalling products.
Wakefield, Yorkshire, United Kingdom	Final assembly of passenger train and refurbishment business, scheduled for closure in the fourth quarter of fiscal 2006.
Melbourne, Australia	Manufacturing of stainless steel carbodies, final assembly, repair and refurbishment of passenger rail vehicles.
Maryborough, Australia(L)	Manufacturing activities for regional and commuter cars.

Marketing of the products manufactured by Bombardier Transportation is carried out through marketing or sales offices. In the Americas, these marketing or sales offices are located in Canada (in Longueuil, Québec, Toronto and Millhaven (Kingston), Ontario), the United States (in the states of California, Florida, Minnesota, and Pennsylvania, and in Washington, D.C.), Mexico and Brazil.

In Europe, marketing is effected through offices in Austria, Belgium, Denmark, Finland, France, Germany, Hungary, Ireland, Italy, Norway, Poland, Portugal, Romania, Russia, Spain, Sweden, Switzerland, Turkey and the United Kingdom.

Finally, Bombardier Transportation also has offices in Brazil, India, Israel, South Africa, Australia, China, Korea, Malaysia, the Philippines, the Republic of Singapore, Taiwan and Thailand.

Bombardier Transportation leases these marketing or sales offices, with the exception of the office in Longueuil, Québec, Millhaven (Kingston) and those in Austria, Belgium, Germany, Switzerland and the United Kingdom, which it owns.

Rolling Stock

The rolling stock products of Bombardier Transportation include light rail vehicles, metro cars, commuter and regional trains, intercity and high-speed trains, locomotives, bogies, propulsion and train controls for the vehicles.

- ***Light Rail Vehicles***

Bombardier Transportation's family of light rail vehicles includes street-trams, city-trams and tram-train vehicles.

- ***Metro Cars***

Bombardier Transportation offers a full range of technologies adapted to the needs of urban transit systems.

- ***Commuter and Regional Trains***

Bombardier Transportation offers a wide range of passenger railcars for suburban and regional markets. The product line includes electrical multiple units (EMUs), diesel multiple units (DMUs), coaches and double-deck trains.

- ***Intercity and High-Speed Trains***

Bombardier Transportation's product line includes diesel multiple units (DMUs), electric multiple units (EMUs), diesel-electric multiple units (DEMUs), coaches and high-speed trains.

- ***Locomotives***

Bombardier Transportation offers locomotives and powerheads for use in high-speed, intercity, regional and freight traffic in both electric and diesel-electric versions to suit the specific needs of railway operators.

- ***Bogies***

Bombardier Transportation offers reliable and innovative bogie solutions for all market segments and types of rolling stock (from trams, metros, commuter and regional trains to long distance, high-speed and locomotives).

- ***Propulsion and Controls***

Bombardier Transportation offers complete propulsion, train control and management systems. The propulsion system includes transformers, converters, traction motors, gears and auxiliary power supplies.

Bombardier Transportation has two major global competitors, Alstom SA (Alstom) and Siemens AG (Siemens). Both are active in the same markets as Bombardier Transportation.

Ansaldobreda Spa Transport is also a full line supplier, with established bases in Italy and other European countries. Construcciones y Auxiliar de Ferrocarriles SA (CAF), Patentes Talgo SA (Talgo) and Stadler Rail AG are specialized in the field of passenger cars, mainly in Europe. CAF and Talgo are also active in the United States. Vossloh AG is active in the field of diesel locomotives and propulsion, among others.

Japanese suppliers like Kawasaki Heavy Industries Ltd., Mitsubishi Electric Corporation and Toshiba Corporation compete with Bombardier Transportation mostly in Asia and the United States in the rolling stock or electrical propulsion segments. Rotem Company is a Korean manufacturer of passenger rolling stock and is active in Asia, the United States and Europe.

Bombardier Transportation has traditionally maintained project-based business relationships with most of its competitors, especially in Europe.

Services

Bombardier Transportation provides a full range of railways services. These include total train maintenance, technical support, spares and logistic management, car re-engineering and heavy overhaul and component re-engineering and overhaul.

As in the rolling stock segment, Bombardier Transportation has two main competitors in the field of rail services, Alstom and Siemens, that also offer a full range of services. The other rolling stock manufacturers are also active in the services segment. Railway operators, subsystem and component suppliers and third-party service providers are also major participants in this highly fragmented market.

Total Transit Systems

Bombardier Transportation develops, designs, builds and maintains complete transportation systems from high-capacity urban transit systems to fully automated people movers and monorail systems. Bombardier Transportation also operates and maintains fully automated systems.

Bombardier Transportation's global competitors such as Alstom and Siemens have established total transit systems capabilities.

In addition, engineering, procurement and construction companies like Bechtel Corporation, SNC-Lavalin Group Inc. and Dragados S.A. are also active in the field of rail project development.

Mitsubishi Heavy Industries Ltd., Poma-Otis Transportation Systems and Doppelmayr Cable Car GmbH are Bombardier Transportation's main competitors in the field of automated people movers. Hitachi and KL Monorail are active in the monorail market.

Rail Control Solutions

Bombardier Transportation's rail control solutions products covers the mass transit and mainline markets. Mass transit solutions extend from manual to fully automatic systems and communication-based systems. Mainline solutions range from conventional systems to European Rail Traffic Management System (ERTMS) technology.

Major competitors in the market for rail control solutions are Alstom, Siemens and Ansaldo. Additionally, companies specializing in rail signalling such as Alcatel S.A. and Invensys Plc are also active in this market.

Bombardier Capital



Bombardier Capital offers secured inventory financing, receivable financing and interim financing of commercial aircraft, primarily in North American markets, and manages the wind-down of various portfolios.

The administrative centre of Bombardier Capital is located in Jacksonville, Florida, in the United States.

For a list of the Corporation's subsidiaries which fall within Bombardier Capital, see "Item 1 – Corporate Structure – Subsidiaries".

Continued Portfolios

- ***Inventory Finance***

Prior to the sale of the Inventory Finance Division to GE Commercial Finance on April 18, 2005 (please refer to page 4 of Section 2.2 of this Annual Information Form, "General Development of the Business — History"), Bombardier Capital's inventory finance activities provided floorplan financing on a secured basis to retailers purchasing inventory products in the United States and Canada. Primary markets were manufactured housing, marine products and motorized recreational vehicles. On December 18, 2003, the Corporation announced the closing of the sale of its recreational products business to Bombardier Recreational Products Inc., a corporation formed by Bain Capital, certain members of the Bombardier family and the Caisse de dépôt et placement du Québec. In connection with the sale of the recreational products segment of the Corporation, Bombardier Capital entered into an agreement for inventory financing with the purchaser, Bombardier Recreational Products Inc. ("BRP"), for a maximum amount of $750 million for a renewable period of five years. Under this agreement, Bombardier Capital acted as the exclusive provider of floorplan financing to retailers of BRP manufactured products (excluding outboard engine products). Bombardier Capital agreed not to provide retailer secured floorplan financing related to products of direct competitors of BRP (excluding outboard engine products) during the term of the agreement.

- ***Receivable Financing***

In fiscal year 2004, Bombardier Capital entered into an agreement to provide receivable financing to BRP. The agreement is for a maximum of $115 million and expires in June 2005. Bombardier Capital funds receivables, subject to certain eligibility criteria, for BRP's American and European subsidiaries.

- ***Commercial Aircraft***

Bombardier Capital provides interim financing support to Bombardier Aerospace regional aircraft customers until permanent third-party financing is arranged. Bombardier Capital also provides long-term third-party lease financing for trade-in commercial aircraft in connection with new commercial sales. The management of the Corporation has established a limit of $1 billion outstanding for the commercial aircraft interim financing portfolio.

Wind-down Portfolios

- ***Business Aircraft***

Bombardier Capital's business aircraft portfolio consisted of loans and finance leases mainly to third-party purchasers of new and pre-owned business aircraft. This portfolio also included pre-owned aircraft with respect to trade-in business aircraft, mainly from Bombardier Aerospace.

- ***Manufactured Housing***

Bombardier Capital provided financing for consumers in the United States for purchases of manufactured homes.

- ***Other***

Bombardier Capital provided financial services mainly related to consumer finance, industrial equipment and railcar leasing portfolios.

Significant progress was made in reducing the wind-down portfolios during fiscal year 2005. Finance receivables and assets under operating leases related to the wind-down portfolios declined 45%, or $420 million, during fiscal year 2005, mainly arising from reductions in the business aircraft, manufactured housing and consumer finance portfolios as a result of loan repayments.

Real Estate Services

Through Bombardier's real estate services, revenues are generated from the sale of land to real estate developers, which involves the establishment of an urban residential community with integrated commercial and service infrastructures on land adjacent to Bombardier Aerospace facilities in Montréal, Québec. Other revenues are derived from the development of Bombardier real estate assets earmarked for new uses, as well as from activities designed to meet the real estate needs of other Bombardier businesses.

3.2 Segmented Disclosure

For information respecting Bombardier's sales by industry and geographic segments, reference is made to note 27 to the Corporation's consolidated financial statements for the fiscal years ended January 31, 2005 and January 31, 2004 filed with the Canadian securities regulatory authorities on March 31, 2005, including the table referred to in note 27, which note and table appear on pages 119 to 121 of such financial statements and are incorporated by reference into this Annual Information Form.

3.3 Agreements Relating to the Use of Certain Technologies

Some operations of Bombardier are conducted under agreements which allow it to use certain technical data and information relating to products or technologies developed by others. The most important of such agreements is the agreement signed on December 22, 1986 with Cartierville Financial Corporation Inc. ("CFC") (a wholly-owned subsidiary of Canada Development Investment Corporation, in turn wholly-owned by the Canadian federal government), under which Canadair Limited had obtained a licence granting it the exclusive and absolute right to use and exploit all the technology relating to the design of the Challenger aircraft and to use and incorporate that technology in the manufacture, development, testing, sale, distribution and maintenance of Challenger aircraft and any other related product worldwide. The initial term of the agreement is 21 years; however, the Corporation (as successor in interest to Canadair Limited) has an option to renew this agreement for three additional consecutive periods of 21 years each. In consideration for the rights thus granted to it, the Corporation paid CFC a lump sum of CAN$20 million in 1988, less an amount equal to certain royalties then paid, in lieu of the royalties provided for under the agreement.

3.4 Research and Development

Every year, Bombardier commits a portion of its revenues to research and development. The research and development expenses appear in the consolidated statements of income on page 69 of the Corporation's consolidated financial statements for the fiscal years ended January 31, 2005 and January 31, 2004 filed with the Canadian securities regulatory authorities on March 31, 2005, which page is incorporated by reference into this Annual Information Form.

3.5 Environment

The Corporation's products as well as its manufacturing and service activities are subject to environmental regulation by federal, provincial and local authorities in Canada as well as local regulatory authorities having jurisdiction over the Corporation's foreign operations. As a result, the Corporation has established, and it periodically updates a health, safety and environment policy that defines the Corporation's vision for its worldwide operations. Consistent with this policy, approximately 90% of the Corporation's manufacturing locations have been certified according to the ISO 14001 Standard for Environmental Management by outside auditors.

Consistent with its policy stressing environmental responsibility and its desire to maintain legal compliance, the Corporation routinely procures, installs and operates pollution control devices, such as wastewater treatment plants, groundwater monitoring devices, air strippers or separators, and incinerators at new and existing facilities constructed or upgraded in the normal course of business. Future capital expenditures for pollution control systems are not expected to have a material effect on the Corporation's consolidated financial position.

With respect to environmental matters related to site contamination (historical contamination of soil and groundwater), the Corporation periodically conducts studies, individually at sites owned by the Corporation, and jointly as a member of industry groups at sites not owned by the Corporation, to evaluate the presence of contaminants in the soil and groundwater and to determine the need and feasibility of various remediation techniques and to define the Corporation's share of liability. The Corporation is currently proceeding with decontamination at a small number of sites both in North America and in Europe. The historical costs for soil and/or groundwater decontamination have not been significant.

Estimating future environmental clean-up liabilities is dependent on the nature and the extent of historical information and physical data about the contaminated site, the complexity of the contamination, the uncertainty of which remedy to apply, the timing of the remedial action and the outcome of the discussions with regulatory authorities.

The Corporation expects to increase its costs for remediation activities in future years. This increased cost is based on the probable closure of certain existing facilities and on ever increasing legal requirements. Although it appears likely that annual costs for soil and groundwater may increase over time, these costs are not expected to be material to the Corporation.

3.6 Human Resources

The following table shows the total number of employees of Bombardier as well as the number of employees of each of its reportable segments as at January 31, 2005 and 2004:

	Number of employees as at January 31,	
	2005	**2004**
Bombardier Aerospace	27,100	26,600
Bombardier Transportation	31,570	35,600
Bombardier Capital	636	689
Corporate Office	250	291
Total	59,556	63,180

As at January 31, 2005, 12,898 of Bombardier's North American employees were represented by certified unions under 15 separate collective agreements. These agreements expire at different dates, the latest of which is January 2007.

In Europe, there are some 60 collective agreements in force. National unions represent employees in subsidiaries or divisions and national and sectoral bargaining generally takes place every one or two years depending on the country. These agreements expire at different dates, the latest of which is January 2007.

Bombardier considers that its relations with its employees are satisfactory.

3.7 Foreign Currency Fluctuations

The Corporation is exposed to risks resulting from foreign currency fluctuations as described in the section titled "Effect of currency fluctuations" on page 3 of the Corporation's Management's Discussion and Analysis filed with the Canadian securities regulatory authorities on March 31, 2005, which section is incorporated by reference into this Annual Information Form. In an effort to mitigate such risks, the Corporation makes use of derivative contracts to hedge against the exposure to future cash flows in various currencies and asset/liability management, which involves mostly borrowing in foreign currencies to hedge foreign currency exposure arising from permanent investments in foreign countries.

3.8 Risk Factors

The Corporation is subject to certain risk factors and uncertainties as described in the section titled "Risks and uncertainties" on pages 53 to 57 of the Corporation's Management's Discussion and Analysis for the fiscal year ended January 31, 2005 filed with the Canadian securities regulatory authorities on March 31, 2005, which section is incorporated by reference into this Annual Information Form.

Item 4 Dividends

The Corporation declared the dividends indicated below on its outstanding shares during each of the fiscal years ended January 31, 2005, January 31, 2004 and January 31, 2003. These dividends are denominated in Canadian dollars.

	Fiscal years ended January 31,					
	2005		2004		2003	
(millions of dollars, except per share amounts)	Total	Per share	Total	Per share	Total	Per share
Series 2 Cumulative Redeemable Preferred Shares	2.6	$0.99781	3.0	$1.16930	9.6	$1.19375
Series 3 Cumulative Redeemable Preferred Shares	12.9	$1.36900	12.9	$1.36900	6.4	$0.68450
Series 4 Cumulative Redeemable Preferred Shares	14.7	$1.56250	14.7	$1.56250	13.1	$1.39876
Class A Shares (Multiple Voting)	30.8	$0.09000	30.8	$0.09000	61.6	$0.18000
Class B Subordinate Voting Shares	129.0	$0.09160	128.9	$0.09160	187.3	$0.18156

The articles of the Corporation stipulate that no dividends may be paid on the Class A Shares (Multiple Voting) (the "Class A Shares") or the Class B Subordinate Voting Shares unless all accrued and unpaid dividends on the Series 2 Cumulative Redeemable Preferred Shares (the "Series 2 Preferred Shares"), Series 3 Cumulative Redeemable Preferred Shares (the "Series 3 Preferred Shares") and Series 4 Cumulative Redeemable Preferred Shares (the "Series 4 Preferred Shares") have been declared and paid or set aside for payment, or all the outstanding Series 2 Preferred Shares, Series 3 Preferred Shares or Series 4 Preferred Shares, as the case may be, have been called for redemption and the redemption price of such shares has been deposited in the manner set out in the articles of the Corporation.

The holders of Class B Subordinate Voting Shares are entitled, in preference to the holders of Class A Shares, to a non-cumulative dividend at the rate of CAN$0.0015625 per share per annum, or CAN$0.000390625 per quarter; when a dividend on the Class B Subordinate Voting Shares at the rate of CAN$0.0015625 per share per annum is declared and paid or set aside for payment in any fiscal year, the Class A Shares and the Class B Subordinate Voting Shares participate equally, share for share, with respect to any additional dividend which may be declared, paid or set aside for payment during said fiscal year.

In general, the Corporation's policy is to set the total amount of its dividends for a fiscal year at approximately 30% of the consolidated net income for the previous fiscal year. The Board of Directors of the Corporation reserves the right to modify this policy at any time.

At its meeting of April 2, 2003, the Board of Directors of Bombardier re-affirmed its policy of paying dividends on the Class A Shares and the Class B Subordinate Voting Shares. However, the Board resolved that, if, as and when such dividends were declared, such dividends would be CAN$0.09 per share (plus, in the case of the Class B Subordinate Voting Shares, a preferential dividend of CAN$0.0015625 per share per annum) on an annual basis for fiscal 2004 (i.e. one half of the annual dividend per share declared in fiscal year 2003). At its meeting of March 30, 2004, the Board of Directors of Bombardier adopted a similar position for fiscal year 2005. However, at its meeting of March 30, 2005, the Board of Directors of Bombardier decided that in accordance with the Corporation's policy and based on the financial results for fiscal year 2005, there would be no dividend payment on the Class A Shares and the Class B Subordinate Voting Shares for fiscal year 2006.

Pursuant to various financing agreements to which they are parties, Bombardier Capital Ltd, Bombardier Capital Inc. and Learjet Inc. are subject to certain restrictions as to payment of dividends. The Corporation, as intervenor, is also subject to certain restrictions as to the receipt of dividends from these subsidiaries. These subsidiaries have undertaken to maintain certain financial ratios or a minimum level of net worth, which may have the indirect effect of restricting payment of dividends by these subsidiaries.

Item 5 General Description of Capital Structure

The authorized capital of the Corporation consists of (i) an unlimited number of preferred shares without nominal or par value issuable in series (the "Preferred Shares"), of which 12,000,000 have been designated as the Series 2 Preferred Shares, 12,000,000 have been designated as the Series 3 Preferred Shares and 9,400,000 have been designated as the Series 4 Preferred Shares, (ii) 1,892,000,000 Class A Shares, and (iii) 1,892,000,000 Class B Subordinate Voting Shares. As at January 31, 2005, the Corporation had outstanding 2,597,907 Series 2 Preferred Shares, 9,402,093 Series 3 Preferred Shares, 9,400,000 Series 4 Preferred Shares, 342,000,010 Class A Shares and 1,408,466,958 Class B Subordinate Voting Shares.

The Class B Subordinate Voting Shares are restricted shares (within the meaning of the relevant Canadian regulations respecting securities) in that they do not carry equal voting rights. In the aggregate, all of the voting rights associated with the Class B Subordinate Voting Shares represented, as at January 31, 2005, 29.17% of the voting rights attached to all of the Corporation's issued and outstanding voting securities.

Class A Shares and Class B Subordinate Voting Shares

Subordination and Voting Rights

The Class A Shares and the Class B Subordinate Voting Shares rank after the Preferred Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation. Each Class A Share entitles the holder thereof to 10 votes and each Class B Subordinate Voting Share entitles the holder thereof to one vote.

Dividends and Liquidation

The holders of Class B Subordinate Voting Shares are entitled to receive, in each fiscal year, if declared by the Board of Directors, a non-cumulative dividend at the rate of CAN$0.0015625 per share per annum and after payment or setting aside for payment of said dividend, the holders of Class A Shares and the holders of Class B Subordinate Voting Shares will be entitled, share for share, to any additional dividend which may be declared by the Board of Directors in such fiscal year in respect of the Class A Shares and Class B Subordinate Voting Shares.

In the event of the liquidation, dissolution or winding-up of the Corporation, the holders of Class A Shares and the holders of Class B Subordinate Voting Shares will be entitled, share for share, to receive on a pro rata basis all of the assets of the Corporation remaining after payment of all of the liabilities, subject to the preferential rights attaching to any shares ranking prior to the Class A Shares and Class B Subordinate Voting Shares.

Conversion Privilege

Each Class A Share is convertible at any time by the holder thereof into one fully paid and non-assessable Class B Subordinate Voting Share. Each Class B Subordinate Voting Share is convertible by the holder thereof into one fully paid and non-assessable Class A Share at any time upon and after the occurrence of either one of the following events: (i) if an offer (as defined) is made to the holders of Class A Shares to acquire Class A Shares and such offer is accepted by the majority shareholder of the Corporation, namely, the Bombardier Family; or (ii) if such majority shareholder of the Corporation ceases to hold more than 50% of the outstanding Class A Shares.

Except for the rights, privileges, restrictions and conditions attaching to the Class A Shares and Class B Subordinate Voting Shares as described above, the Class A Shares and the Class B Subordinate Voting Shares have the same rights, are equal in all respects and will be treated by the Corporation as if they were shares of the same class.

The Class A Shares and the Class B Subordinate Voting Shares were the subject of a two-for-one stock split in July 2000, 1998 and 1995.

Preferred Shares as a Class

Issuable in Series

The Preferred Shares are issuable in series, each series consisting of such number of shares and having such provisions as may be determined by the Board of Directors prior to the issue thereof.

Priority

The Preferred Shares of each series will rank equally with the Preferred Shares of all other series and will rank ahead of the Class A Shares and the Class B Subordinate Voting Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation.

Dividends

The holders of Preferred Shares are entitled to receive preferential dividends in such amounts and at such intervals as may be determined by the Board of Directors in respect of each series prior to the issue thereof.

Voting Rights

The holders of Preferred Shares do not have the right to receive notice of, attend, or vote at, any meeting of shareholders except to the extent otherwise provided in the Articles of the Corporation in respect of any series of Preferred Shares or when holders of Preferred Shares are entitled to vote as a class or as a series as set forth in the *Canada Business Corporations Act* or any successor statute, as amended from time to time (the "CBCA"). In connection with any matter requiring the approval of the Preferred Shares as a class, each holder is entitled to one vote for each dollar of the issue price of the Preferred Shares held. Holders of Preferred Shares have no pre-emptive rights.

Modifications

The class provisions of the Preferred Shares may be amended at any time with such approval as may be required by the CBCA. The CBCA currently provides that such approval may be given by at least two-thirds of the votes cast at a meeting of the holders of Preferred Shares. The Articles of the Corporation provide, in respect of meetings of holders of Preferred Shares, that a quorum is constituted by the holders of such number of Preferred Shares carrying at least 25% of the voting rights attached to all the outstanding Preferred Shares; however, at any adjourned meeting in the event of a failure to meet the quorum requirement, the quorum will be constituted by the persons present at such adjourned meeting, irrespective of the percentage of outstanding Preferred Shares held by such persons.

Series 2 Preferred Shares

The Series 2 Preferred Shares are non-voting, redeemable at the Corporation's option at CAN$25.50 per share (together with accrued and unpaid dividends), convertible on a one-for-one basis on August 1, 2007 and on August 1 of every fifth year thereafter into Series 3 Preferred Shares. Fourteen days preceding a conversion date, if the Corporation determines after having taken into account all shares tendered for conversion by holders that there would be less than 1,000,000 outstanding Series 2 Preferred Shares, such remaining number shall automatically be converted into an equal number of Series 3 Preferred Shares. Additionally, if the Corporation determines that at such time, there would be less than 1,000,000 outstanding Series 3 Preferred Shares, then no Series 2 Preferred Shares may be converted. Since August 1, 2002, floating adjustable cumulative preferential cash dividends are payable monthly, if declared, with the annual floating dividend rate equal to 80% of the Canadian prime rate. The dividend rate will float in relation to changes in the prime rate and will be adjusted upwards or downwards on a monthly basis to a monthly maximum of 4% of the prime rate if the trading price of the Series 2 Preferred Shares is less than CAN$24.90 per share or more than CAN$25.10 per share.

Series 3 Preferred Shares

The Series 3 Preferred Shares are non-voting, redeemable at the Corporation's option at CAN$25.00 per share (together with accrued and unpaid dividends) on August 1, 2007 and on August 1 of every fifth year thereafter, convertible on a one-for-one basis at the option of the holder on August 1, 2007 and on August 1 of every fifth year thereafter into Series 2 Preferred Shares. Fourteen days preceding a conversion date, if the Corporation determines after having taken into account all shares tendered for conversion by holders that there would be less than 1,000,000 outstanding Series 3 Preferred Shares, such remaining number shall automatically be converted into an equal number of Series 2 Preferred Shares. Additionally, if the Corporation determines that at such time there would be less than 1,000,000 outstanding Series 2 Preferred Shares, then no Series 3 Preferred Shares may be converted. The Series 3 Preferred Shares carry an annual dividend rate of 5.476% for the initial five-year period from August 1, 2002 to and including July 31, 2007, payable quarterly, if declared. The quarterly dividend rate will be fixed by the Corporation at least 45 days and not more than 60 days before each subsequent five-year dividend period. Each five-year fixed dividend rate selected by the Corporation shall not be less than 80% of the Government of Canada bond yield as defined in the Articles of Amendment creating the Series 3 Preferred Shares.

Series 4 Preferred Shares

The 6.25% Series 4 Preferred Shares are entitled to fixed, cumulative, preferential cash dividends, if, as and when declared by the Board of Directors, at a rate equal to CAN$1.5625 per share per annum. Dividends are payable quarterly on the last day of July, October, January and April each year at a rate of CAN$0.3906 per share per quarter. The Series 4 Preferred Shares, which are non-voting, will not be redeemable prior to March 31, 2007. On and after March 31, 2007, the Corporation may, subject to certain provisions, on not less than 30 nor more than 60 days' notice, redeem for cash the Series 4 Preferred Shares in whole or in part, at the Corporation's option, at CAN$26.00 per share if redeemed prior to March 31, 2008, CAN$25.75 if redeemed thereafter and prior to March 31, 2009, CAN$25.50 if redeemed thereafter and prior to March 31, 2010, CAN$25.25 if redeemed thereafter and prior to March 31, 2011 and CAN$25.00 if redeemed on or after March 31, 2011, in each case together with all declared and unpaid dividends to the date of redemption. Alternatively, on and after March 31, 2007, the Corporation may, on not less than 30 nor more than 60 days' notice, subject to stock exchange approvals, convert all or any of the Series 4 Preferred Shares into fully paid and non-assessable Class B Subordinate Voting Shares of the Corporation. The number of Class B Subordinate Voting Shares of the Corporation into which each Series 4 Preferred Share may be so converted will be determined by dividing the applicable redemption price per Series 4 Preferred Shares together with all declared and unpaid dividends at the date of conversion by the greater of CAN$2.00 and 95% of the weighted average trading price of such Class B Subordinate Voting Shares on the TSX for the period of 20 consecutive trading days which ends on the fourth day prior to the date specified for conversion or, if that fourth day is not a trading day, on the trading day immediately preceding such fourth day. The Corporation may, at its option, at any time grant the holders of Series 4 Preferred Shares the right, but not the obligation, to convert their shares upon notice into a further series of Preferred Shares.

Security Ratings

As of January 31, 2005, the Corporation had received BB and Pfd-4 ratings from Dominion Bond Rating Service Limited ("DBRS") for its commercial paper, senior debentures and preferred shares, respectively. The Corporation has received a BB rating for its corporate credit and a B rating for its commercial paper from Standard & Poor's ("S&P"). The Corporation's debt securities have also been rated Ba2 by Moody's Investors Service ("Moodys") and BB by Fitch Ratings ("Fitch"). Fitch has also rated the preferred shares of the Corporation as a B+. Credit ratings are intended to provide investors with an independent measure of the credit quality of an issuance of securities.

DBRS rates (i) long term debt by rating categories ranging from a high of AAA to a low of D, and (ii) preferred shares by rating categories ranging from Pfd-1 (high) to a low of D. Similarly, S&P ratings range from a high of AAA to a low of D, Moodys ratings range from a high of Aaa to a low of C, and Fitch's ratings range from a high of AAA to a low of D.

The credit ratings accorded by DBRS, S&P, Moody and Fitch are not recommendations to purchase, hold or sell the securities. There is no assurance that the ratings will remain in effect for any given period of time or that the rating will not be revised or withdrawn entirely by DBRS, S&P, Moodys and Fitch in the future if it is in their judgement that circumstances so warrant.

Item 6 Market for the Securities of the Corporation

The Corporation's Class A Shares, Class B Subordinate Voting Shares, Series 2 Preferred Shares, Series 3 Preferred Shares and Series 4 Preferred Shares are listed for trading on the Toronto Stock Exchange (the "TSX") under the symbols "BBD.MV.A", "BBD.SV.B", "BBD.PR.B", "BBD.PR.D" and "BBD.PR.C", respectively. On December 7, 2004, the Corporation announced that its Class B Subordinate Voting Shares were to be de-listed from the Euronext Brussels Stock Exchange effective December 31, 2004 and from the Frankfurt Stock Exchange effective March 7, 2005.

In order to better indicate the nature of the securities being traded on its exchange and in order to standardize their classifications, the TSX undertook to change the symbols of the shares with non-conventional voting structures. As a result, on December 13, 2004 the stock symbols for the Class A Shares and the Class B Subordinate Voting Shares were changed to include additional two-character voting structure indicators, being, "MV" and "SV" respectively. The changes to the stock symbols do not affect any of the attributes or rights of the securities or any of the aspects of their ownership. All characteristics and attributes of the shares remain unchanged.

Trading Prices and Volumes

The following table sets forth the reported high and low sale prices in Canadian dollars and the cumulative volume of trading of each of the Corporation's securities listed for trading on the TSX for the periods indicated:

MONTH		Class A Shares "BBD.MV.A"	Class B Subordinate Voting Shares "BBD.SV.B"	Series 2 Preferred Shares "BBD.PR.B"	Series 3 Preferred Shares "BBD.PR.D"	Series 4 Preferred Shares "BBD.PR.C"
	High	$2.59	$2.38	$15.00	$15.33	$19.30
January 2005	Low	$2.38	$2.16	$14.01	$14.40	$17.22
	Volume	829,317	82,058,766	56,102	545,295	190,519
	High	$2.97	$2.89	$15.99	$16.48	$19.25
December 2004	Low	$2.01	$1.87	$12.75	$14.02	$17.00
	Volume	3,806,775	371,031,325	223,443	1,119,341	950,915
	High	$3.07	$2.85	$17.03	$18.49	$21.00
November 2004	Low	$2.41	$2.27	$15.01	$15.85	$17.81
	Volume	1,409,551	112,207,930	327,551	472,738	593,817
	High	$3.39	$3.13	$17.10	$18.19	$20.25
October 2004	Low	$2.72	$2.58	$16.03	$16.70	$17.80
	Volume	1,302,214	148,069,802	72,582	953,944	780,176
	High	$3.27	$3.19	$17.49	$18.50	$20.89
September 2004	Low	$2.78	$2.65	$15.00	$16.25	$17.05
	Volume	1,525,367	135,598,924	67,093	194,108	1,116,194
	High	$3.65	$3.40	$18.80	$20.50	$22.50
August 2004	Low	$2.73	$2.55	$15.03	$16.50	$16.80
	Volume	2,376,741	277,166,982	83,043	658,869	1,170,121
	High	$4.25	$4.05	$21.50	$20.60	$23.25
July 2004	Low	$3.40	$3.29	$17.70	$18.22	$22.11
	Volume	1,694,760	144,419,840	49,926	127,008	1,019,772
	High	$4.80	$4.79	$22.01	$21.24	$23.50
June 2004	Low	$3.93	$3.75	$20.03	$19.65	$22.10
	Volume	1,763,184	238,258,983	129,327	168,875	219,190
	High	$6.24	$6.24	$24.50	$23.25	$24.75
May 2004	Low	$4.51	$4.48	$20.50	$20.00	$22.01
	Volume	1,262,080	150,097,415	94,423	238,393	370,919
	High	$6.65	$6.65	$24.40	$24.50	$25.45
April 2004	Low	$5.97	$5.95	$22.45	$22.21	$24.26
	Volume	1,630,390	107,930,928	144,207	528,095	525,002
	High	$7.01	$7.01	$24.99	$25.00	$26.25
March 2004	Low	$5.68	$5.67	$23.00	$23.00	$24.30
	Volume	2,103,245	164,351,513	491,207	1,157,761	971,020
	High	$7.11	$7.13	$24.95	$25.00	$25.20
February 2004	Low	$5.83	$5.80	$23.60	$23.30	$23.95
	Volume	3,761,840	181,881,999	63,623	942,617	516,259

Item 7 Directors and Executive Officers

The names of the directors and executive officers of the Corporation, their municipality of residence, the positions held by them within the Corporation, the principal occupations of the directors, the period during which each director has exercised his or her mandate, as well as the number of Class A Shares, Class B Subordinate Voting Shares or Deferred Stock Units, as the case may be, of the Corporation that the directors, as at April 19, 2005, or as at January 31, 2005 for Deferred Stock Units owned beneficially or over which they exercised control or direction, are indicated below. No Series 2 Preferred Shares, Series 3 Preferred Shares or Series 4 Preferred Shares are held by any director.

Directors

Name, Municipality of Residence, Principal Occupation(s) and Position(s) held within the Corporation	Period of service as a director	Approximate number of shares or units of the Corporation owned beneficially by a director or over which the director exercised control or direction as at April 19, 2005 (or as at January 31, 2005 for Deferred Stock Units)		
		Class A Shares	Class B Subordinate Voting Shares	Deferred Stock Units
LAURENT BEAUDOIN, C.C., FCA Montréal, Québec Chairman of the Board and Chief Executive Officer of the Corporation	1975 to date	9,626,951[1]	4,238,493	—
PIERRE BEAUDOIN Montréal, Québec Executive Vice President of the Corporation and President and Chief Operating Officer of Bombardier Aerospace	2004 to date	512,859	—	—
ANDRÉ BÉRARD[a][b] Montréal, Québec Corporate Director	2004 to date	—	5,000	27,728
J.R. ANDRÉ BOMBARDIER Montréal, Québec Vice Chairman of the Corporation	1975 to date	[2]	265,774	—
JANINE BOMBARDIER Montréal, Québec President and Governor, J. Armand Bombardier Foundation, charitable organization	1984 to date	[3]	40,001	53,036
L. DENIS DESAUTELS[a][c] Ottawa, Ontario Corporate Director	2003 to date	—	6,500	20,255
MICHAEL J. DURHAM[a][c] Dallas, Texas, USA Corporate Director	2005 to date	—	—	—
JEAN-LOUIS FONTAINE Montréal, Québec Vice Chairman of the Corporation	1975 to date	4,097,472[4]	5,105	—
DANIEL JOHNSON[a][c][d] Montréal, Québec Counsel, McCarthy Tétrault, LLP Barristers and Solicitors	1999 to date	—	1,200	50,815
JEAN C. MONTY[b][d] Montréal, Québec Corporate Director	1998 to date	25,000	175,000	69,791

Name, Municipality of Residence, Principal Occupation(s) and Position(s) held within the Corporation	Period of service as a director	Approximate number of shares or units of the Corporation owned beneficially by a director or over which the director exercised control or direction as at April 19, 2005 (or as at January 31, 2005 for Deferred Stock Units)		
		Class A Shares	Class B Subordinate Voting Shares	Deferred Stock Units
ANDRÉ NAVARRI Paris, France Executive Vice President of the Corporation and President of Bombardier Transportation	2004 to date	—	—	—
JAMES E. PERRELLA[(b)(d)] Jupiter, Florida, U.S.A. Retired Chairman and Chief Executive Officer, Ingersoll-Rand Company, diversified industrial company and component manufacturer	1999 to date	—	10,000	103,175
CARLOS E. REPRESAS[(b)(c)] Delegacion Miguel Hidalgo, Mexico Chairman of the Board, Nestlé México, S.A. de C.V.	2004 to date	—	—	17,027
FEDERICO SADA G.[(d)] Garza Garcia, Mexico President and Chief Executive Officer Vitro, S.A. de C.V., glass producing company	2003 to date	—	—	34,743
HEINRICH WEISS[(a)] Düsseldorf, Germany Chairman and Chief Executive Officer SMS GmbH	2005 to date	—	—	—

(1) Mrs. Claire Bombardier Beaudoin, wife of Mr. Laurent Beaudoin, exercises, through holding corporations which she controls (either directly or in concert with Mr. J.R. André Bombardier, Mrs. Janine Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 61,123,490 Class A Shares of the Corporation.

(2) Mr. J.R. André Bombardier exercises, through holding corporations which he controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mrs. Janine Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 65,401,042 Class A Shares of the Corporation.

(3) Mrs. Janine Bombardier exercises, through holding corporations which she controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mr. J.R. André Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 61,973,490 Class A Shares of the Corporation.

(4) Mrs. Huguette Bombardier Fontaine, wife of Mr. Jean-Louis Fontaine, exercises, through holding corporations which she controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mr. J.R. André Bombardier and Mrs. Janine Bombardier), control or direction over 60,701,887 Class A Shares of the Corporation.

(a) Member of the Audit Committee.

(b) Member of the Human Resources and Compensation Committee.

(c) Member of the Retirement Pension Oversight Committee.

(d) Member of the Corporate Governance and Nominating Committee.

Each director remains in office until the following annual shareholders' meeting or until the election of his/her successor, unless he/she resigns or his/her office becomes vacant as a result of his/her death, removal or any other cause.

Executive Officers who are not Directors

Name and Municipality of Residence	Position held within the Corporation
Pierre Alary Montréal, Québec	Senior Vice President and Chief Financial Officer
Richard C. Bradeen Montréal, Québec	Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment
Roger Carle Montréal, Québec	Corporate Secretary
Daniel Desjardins Montréal, Québec	Senior Vice President, General Counsel and Assistant Secretary
François Lemarchand Montréal, Québec	Senior Vice President and Treasurer
Carroll L'Italien Montréal, Québec	Senior Vice President
John Paul Macdonald Longueuil, Québec	Senior Vice President, Public Affairs
Brian Peters Jacksonville, Florida	President and Chief Operating Officer Bombardier Capital
Marie-Claire Simoneau Montréal, Québec	Executive Assistant to the Chairman of the Board

As at April 19, 2005, the directors of the Corporation (other than Mrs. Janine Bombardier and Mr. J.R. André Bombardier) and the executive officers of the Corporation, as a group, owned beneficially, directly or indirectly, 14,279,302 Class A Shares and 4,959,942 Class B Subordinate Voting Shares, representing 4.47% and 0.35% , respectively, of the outstanding shares of each such class.

The directors and executive officers of the Corporation who have not occupied their current principal occupations for more than five years have had the following principal occupations during the last five years, except that where a director or executive officer has held more than one position in the same company or an affiliate of such company, only the date of his/her appointment to his current position is indicated:

- Pierre Alary has been Senior Vice President and Chief Financial Officer since June 9, 2003, after having assumed such position on an interim basis on February 12, 2003; previously, he was Vice President Finance of Bombardier since November 1, 2002; from August 17, 1998 to October 31, 2002, he was Vice President, Finance of Bombardier Transportation.
- Laurent Beaudoin has been Chairman of the Board and Chief Executive Officer since December 13, 2004 heading the Office of the President, whose members also include Pierre Beaudoin, President and Chief Operating Officer of Bombardier Aerospace and Executive Vice President of Bombardier, and André Navarri, President of Bombardier Transportation and Executive Vice President of Bombardier; prior to that, he was Executive Chairman of the Board since June 10, 2003 and, before that, Chairman of the Board and of the Executive Committee since February 1, 1999.
- Pierre Beaudoin has been Executive Vice President of Bombardier and, together with André Navarri, a member of the Office of the President, headed by Laurent Beaudoin since December 13, 2004; he has also served as President and Chief Operating Officer of Bombardier Aerospace since October 16, 2001; prior to that, he was President, Business Aircraft, Bombardier Aerospace since February 1, 2001; before that, he was President and Chief Operating Officer of Bombardier Recreational Products from April 1996 to January 2001.
- André Bérard was Chairman of the Board of National Bank of Canada from 2002 to 2004 after having been Chairman of the Board and Chief Executive Officer from 1990 to 2002.

- Richard C. Bradeen has been Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment since January 20, 2005; prior to that date, he was Senior Vice President, Corporate Audit Services and Risk Assessment since October 1, 2003, after having acted, on an interim basis, as Vice President, Corporate Audit Services and Risk Assessment since November 25, 2002; he was also Vice President, Special Projects, responsible for Amphibious Aircraft Division, Structured Finance and Military Aviation Training Service from April 8, 2002 to January 20, 2005; prior to that date, he was Vice President, Corporate Audit Services and Risk Assessment of the Corporation since February 1, 2001; prior to that date, he was Vice-President, Acquisitions and Strategic Alliances of the Corporation since February 1, 1999.
- Roger Carle has been Corporate Secretary of the Corporation since October 6, 2000; before that, he was Director, Legal Services and Corporate Secretary since September 17, 1996.
- L. Denis Desautels has been acting as a Corporate Director since October 1, 2002; before that date he was Auditor General of Canada from April 1, 1991 until March 31, 2001.
- Daniel Desjardins has been Senior Vice President, General Counsel and Assistant Secretary of the Corporation since October 1, 2003; prior to that date, he served as Vice President, Legal Services and Assistant Secretary since April 6, 1998.
- Mr. Michael J. Durham was with AMR Corporation for 20 years. He worked at American Airlines for the first 17 years, notably as Senior Vice President, Finance and Chief Financial Officer, then for three years as President and Chief Executive Officer of Sabre Inc., a NYSE-listed company providing information technology services to the travel industry.
- François Lemarchand has been Senior Vice President and Treasurer of the Corporation since October 1, 2003; prior to that date, he was Vice President and Treasurer of the Corporation since October 1, 1996.
- John Paul Macdonald has been Senior Vice President, Public Affairs of Bombardier since January 20, 2005, while continuing to act as Vice President, Communications of Bombardier Aerospace since 2002; from 1999 to 2002, he was Vice President, Corporate Affairs of Molson Inc.
- Jean C. Monty has been acting as corporate director since April 2002; before that date, he had been Chairman and Chief Executive Officer of BCE Inc., a telecommunications company, since April 26, 2000, after having been President and Chief Executive Officer of BCE Inc. since May 6, 1998 and previously President and Chief Operating Officer of BCE Inc. from October 1, 1997 to May 6, 1998; he had also been Chairman and Chief Executive Officer of Bell Canada since February 28, 1998.
- André Navarri has been Executive Vice President of Bombardier and, together with Pierre Beaudoin, a member of the Office of the President headed by Laurent Beaudoin since December 13, 2004; he has also served as President of Bombardier Transportation since February 22, 2004; prior to that date, he was President –Operations of Alcatel, a worldwide supplier of telecom equipment from September, 2001 to December 2002; from May 1999 to May 2000, he served as Chief Operating Officer, then from May 2000 to March 2001 Chairman and Chief Executive Officer of Valeo, a worldwide automotive component maker.
- James E. Perrella has been Retired Chairman and Chief Executive Officer of Ingersoll-Rand Company, a diversified industrial company and components manufacturer, since June 1, 2000 and before that, the Chairman of the Board of Directors of Ingersoll-Rand Company since October 1, 1999.
- Brian Peters has been President and Chief Operating Officer of Bombardier Capital since February 1, 2003; prior to that date, he had been Chief Financial Officer of Bombardier Capital since September 2002; before that he was Chief Financial Officer of Bombardier Capital, since April 2001, after having been Group Vice President, Finance, Bombardier Capital since August 2000 when he first joined Bombardier; from 1997 to 2000, he held the position of Vice President/Corporate Treasurer with Whirlpool Corporation.
- Carlos E. Represas has been Chairman of the Board of Nestlé Mexico S.A. de C.V. since 1983. From 1994 to 2004, he was Executive Vice President and also President of the Americas of Nestlé S.A.

- Federico Sada G. has been President and Chief Executive Officer of Vitro S.A. de C.V. since January 1994.
- Heinrich Weiss has been Chairman, Chief Executive Officer and a major shareholder of SMS GmbH since July 1974.

To the knowledge of the Corporation and based upon information provided to it by the Corporation's directors and executive officers, none of such directors or executive officers:

(a) is, as at the date of this Annual Information Form, or has been, within 10 years before the date of this Annual Information Form, a director or executive officer of any company (including Bombardier) that, while such person was acting in that capacity:

   (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

   (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

   (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer; or

(c) has, since January 1, 2001, been subject to:

   (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

   (ii) any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

except for the following:

Pierre Beaudoin – In early 2005, Mr. Beaudoin paid a minor fine to the Ontario Securities Commission following an inadvertently late filing of an insider report on the SEDI website.

Michael J. Durham – Mr. Durham was a member of the Board of Fairchild Dornier GmbH until April 2002, approximately two months prior to the date on which the insolvency procedures over the estate of Fairchild Dornier GmbH were opened in Germany.

Daniel Johnson – Mr. Johnson was a director and Chairman of the Board of Geneka Biotechnologie Inc. until March 7, 2003, approximately two months prior to the date on which this corporation was deemed to have made an assignment in bankruptcy.

Jean C. Monty – Mr. Monty was a director or executive officer of Teleglobe Inc. and certain of its affiliates during the year preceding May 15, 2002, the date on which Teleglobe Inc. and certain of its affiliates filed for court protection under insolvency statutes in various countries, including Canada and the United States.

Federico Sada G. – Mr. Sada was the non-executive Chairman and a director of Anchor Glass Container Corporation in the United States when it filed for protection under Chapter 11 of the U.S. Bankruptcy Code on September 13, 1996.

Item 8 Legal Proceedings

The Corporation is a defendant in certain legal proceedings currently pending before various courts in relation to product liability and contract disputes with customers and other third parties.

The Corporation intends to vigorously defend its position in these proceedings. Management believes the Corporation has set up adequate provisions to cover potential losses and amounts not recoverable under insurance coverage, if any, in relation to these legal proceedings.

On February 7, 2005, Teamsters Local 445 Freight Division Pension Fund filed a class action complaint in the United States district (i.e. federal) court of the Southern District of New York against the Corporation, Bombardier Capital Inc., Bombardier Capital Mortgage Securitization Corporation ("BCMSC") and others for alleged violations of federal securities laws relating to BCMSC's Senior/Subordinated Pass-Through Certificates, Series 2000-A due January 15, 2030. The Corporation believes that such a complaint is without merit and it will vigorously defend itself against such complaint and the allegations contained therein.

Item 9 Transfer Agent and Registrar

The registrar and transfer agent for each class of the Corporation's publicly listed securities is Computershare Trust Company of Canada at its principal office in each of the Canadian cities of Halifax, Montréal, Toronto, Winnipeg, Calgary and Vancouver.

Item 10 Material Contracts

Since January 1, 2002, the Corporation has entered into the following contracts outside the ordinary course of business that are material to it or its businesses and that remain (or that contain various provisions that remain) in effect:

On December 18, 2003, the Corporation entered into a Purchase Agreement with Bombardier Recreational Products Inc, a Corporation formed by Bain Capital, certain members of the Bombardier family and Caisse de dépôt et placement du Québec, with respect to the sale by the Corporation of its recreational products business for CAN$960 million, CAN$910 million of which was paid in cash and CAN$50 million of which was paid through the issuance of preferred shares of the purchaser's parent company.

On August 8, 2003, the Corporation announced an agreement to sell a significant portion of the business aircraft portfolio of Bombardier Capital Inc. and Bombardier Capital Ltd. to GE Commercial Equipment Financing. As a result, Bombardier Capital Inc. and Bombardier Capital Ltd. respectively entered into Asset Purchase Agreements with General Electric Capital Corporation and GE Capital Canada Loan Acquisition Inc., respectively, for the sale of said portfolio for an aggregate purchase price of $339 million (CAN$475 million), which purchase price represented the book value of the assets that were disposed of.

Item 11 Interest of Experts

Ernst & Young LLP is the external auditor who prepared the Auditors' Reports to the Shareholders of Bombardier Inc. under Canadian generally accepted auditing standards.

Item 12 Audit Committee Disclosure

Multilateral Instrument 52-110 — *Audit Committees* (including Form 52-110F1 — *Audit Committee Information Required in an AIF*) requires issuers to disclose in their annual information forms certain information with respect to the existence, charter, composition, and education and experience of their audit committees, as well as all fees paid to external auditors. The charter of the Corporation's audit committee is attached as Schedule "C" to the Corporation's information circular dated April 29, 2005 for its annual meeting of shareholders to be held on June 7, 2005, and the other required disclosure regarding the audit committee referred to above is set out at page 12 of such information circular. Schedule "C" to the Corporation's information circular and pages 32 to 35 thereof are incorporated by reference into this Annual Information Form.

Item 13 Additional Information

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and securities authorized for issuance under equity compensation plans, is contained in the Corporation's information circular prepared in respect of its annual meeting of shareholders to be held on June 7, 2005. Additional financial information is provided in the Corporation's financial statements and Management Discussion & Analysis for its most recently completed financial year. All information incorporated by reference into this Annual Information Form is contained or included in one of the Corporation's continuous disclosure documents filed with the Canadian securities regulatory authorities which may be viewed on SEDAR at www.sedar.com. Where a section of this Annual Information Form incorporates by reference information from one of the Corporation's other continuous disclosure documents, such section makes specific reference to the document in which such information is originally contained or included, as well as to the relevant page and/or section.

Item 14 Forward-Looking Statements

This Annual Information Form includes "forward-looking statements" that are subject to risks and uncertainties, which may cause the Corporation's actual results in future periods to differ materially from forecasted results. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. For information identifying legislative or regulatory, economic, climatic, currency, technological, competitive and other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see the heading entitled "Risks and Uncertainties" in the Management's Discussion and Analysis on the Corporation's Web site at www.bombardier.com. The Corporation disclaims any intention, and assumes no obligation, to update these forward-looking statements.

SCHEDULE A

LIST OF TRADEMARKS OF BOMBARDIER INC. AND ITS SUBSIDIARIES USED IN THE ANNUAL INFORMATION FORM

- Bombardier
- Bombardier 415
- Bombardier Global 5000
- Challenger
- Challenger 300
- Challenger 604
- Challenger 800
- CRJ
- CRJ200
- CRJ700
- CRJ705
- CRJ900
- CSeries
- Flexjet
- Global Express
- Global Express XRS
- Learjet
- Learjet 40
- Learjet 40XR
- Learjet 45
- Learjet 45XR
- Learjet 60
- Q-Series
- Q200
- Q300
- Q400
- Skyjet
- Skyjet International
- Smart Parts